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REGISTRANT'S NAME Swiss Reinsurance Co.

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Swiss Re

2007 Annual Report
Advancing Performance



We enable the risk-taking that is essential to enterprise and progress.

Who we are
Swiss Re is a [illegible] and highly diversified [illegible] reinsurer. We combine out- standing financial [illegible] and [illegible] expertise with [illegible] [illegible] focus.

What we do
We offer a comprehensive range of reinsurance and financial solutions to manage risk and capital. Our aim is to create sustainable value for both clients and shareholders.

How we do it
Our success is founded on expertise, dialogue with clients and sound governance. We attract, develop and inspire the best talent to advance our performance and deliver innovative solutions.

Key information

Premiums earned[1]



40000
CHF millions
30000
20000
10000
0
33%
35%
36%
37%
40%
67%
65%
64%
63%
60%
2003
2004
2005
2006
2007
Property & Casualty
Life & Health

Net income[1]



5000
CHF millions
4000
3000
2000
1000
0
1702
2475
2304
4560
4162
2003
2004
2005
2006
2007

Return on equity[1]



20
in %
15
10
5
0
10.2
13.6
10.3
16.3
13.5
2003
2004
2005
2006
2007

Shareholders' equity[1]



40000
CHF millions
30000
20000
10000
0
18511
19177
24393
30884
31867
2003
2004
2005
2006
2007

[1] 2005 – 2007 figures are based on US GAAP, and previous years on Swiss GAAP FER

Financial strength ratings

as of 22 February 2008	S&P	Moody's	A.M. Best
Rating	AA–	Aa2	A+
Outlook	stable	stable	under review, negative

Share information

as of 22 February 2008	
Share price in CHF	77.05
Market capitalisation in CHF millions	26 212
Number of shares entitled to dividend	340 196 856

Share performance

in %	2003 – 22 February 2008 (p.a.)	2007
Swiss Re	–3.1	**–22.4**
Swiss Market Index	9.7	**–3.4**
DJ Europe STOXX Insurance Index	6.4	**–12.1**



200 Share price in CHF
Annual performance in %
180
160
140
120
100
80
60
40
20
0
–20
–40
2003
2004
2005
2006
2007
2008
Swiss Re
Swiss Market Index
DJ Europe STOXX Insurance Index

Corporate highlights

- Strong net income of CHF 4.2 billion with excellent underlying performance: earnings per share of CHF 11.95; book value per share of CHF 92.00
- Property & Casualty reported its best performance ever with operating income of CHF 5.9 billion and a combined ratio of 90.2%, despite an increase in natural catastrophe events compared to the previous year
- Life & Health improved on a very strong prior year result with operating income of CHF 2.7 billion and a return on operating revenues of 14.7%
- Financial Markets activities delivered a solid return of investments of 4.9%
- Mark-to-market loss on structured credit default swaps of CHF 1.2 billion reported in fourth quarter
- Shareholders' equity increased 3% to CHF 31.9 billion on strong earnings
- Return on equity remains above target at 13.5%
- Total capital returned to shareholders in 2007 through dividend and share buy-back was CHF 3.7 billion
- 2007 dividend increased to CHF 4.00 per share
- Share buy-back programme increased to CHF 7.75 billion and expected to be completed over the next 24 months

Financial highlights

CHF millions unless otherwise stated	2006	2007	Change in %
Property & Casualty			
Premiums earned	18541	**18999**	2
Combined ratio, traditional business in %	90.5	**90.2**	
Life & Health			
Premiums earned	10974	**12665**	15
Return on operating revenues in %	9.2	**14.7**	
Financial Markets			
Operating income	7021	**7332**	4
Return on investments in %	5.0	**4.9**	
Group			
Premiums earned	29515	**31664**	7
Net income	4560	**4162**	-9
Earnings per share in CHF	13.49	**11.95**	-11
Dividend per share in CHF	3.40	**4.00**[1]	18
Shareholders' equity	30884	**31867**	3
Return on equity in %	16.3	**13.5**	
Number of employees[2]	10891	**11702**	7

[1] Subject to approval at the Annual General Meeting on 18 April 2008
[2] Permanent staff

2007 Annual Report

Contents

Letter to shareholders



From left:
Peter Forstmoser
Chairman of the Board of Directors
Jacques Aigrain
Chief Executive Officer

Dear shareholders, ladies and gentlemen

As you are well aware, 2007 was a year of contrasts. Your company delivered the second-best result in its 144-year-history, with net income of 4.2 billion (CHF 11.95 per share) and outstanding performance across almost all areas of our business. However, in November we suffered an isolated, yet very significant, loss from our credit underwriting activities. There is no doubt that we failed to live up to your expectations, a fact we take very seriously.

But before we review the year in more detail and explain our outlook for your company's future success, allow us to recognise our employees for their achievements in delivering our 2007 results.

Outstanding results across the business

Our Property & Casualty segment had its best performance ever, achieving a combined ratio of 90.2%. This resulted in an outstanding operating income of CHF 5.9 billion. We would like to underline that this success reflects the quality of our underwriting and is not simply the result of good luck. In 2007, the level of weather events was higher than in the previous year, despite the low intensity of natural catastrophes in the US. Winter storm Kyrill in Germany, a series of floods in the UK, storms in Australia, and Cyclone Gonu in the Middle East, among others, caused industry-wide claims of USD 23 billion. While there is no room for complacency, our underwriting and client teams can be very proud of their contribution to our success.

Life & Health also improved on an already very strong prior year result. The return on operating revenues increased from 9.2% to 14.7% as we leveraged our position as the leading reinsurer in this segment. We also benefited from our geographic diversity, as well as greater diversification by lines of business following the integration of the portfolio acquired from General Electric. Operating income grew to CHF 2.7 billion, a 76% increase over 2006. New mortality and critical illness business was slightly lower as a result of increased competition, but this was more than offset by growth in our Admin Re® segment and the excellent development of our variable annuity and longevity businesses.

The Financial Markets segment developed positively, despite a generally difficult market environment. In 2007, we generated operating income of CHF 7.3 billion and a solid return on investments of 4.9%. The quality of this result is demonstrated by the fact that it does not rely on capital gains: net realised losses in 2007 were CHF 1.2 billion, compared to net realised gains of CHF 0.8 billion in 2006. The investment portfolio quality is strong and impairments were modest at 37 basis points of assets under management. New business written, in particular in the Admin Re® and longevity areas, led to a sharp increase in managed assets to CHF 176.0 billion, a rise of 9% since the end of 2006. In addition, we benefited from the credit market dislocation, reinvesting our cash flow in higher-yielding but very high quality assets, thus ensuring enhanced returns for the future.

Our insurance-related capital market capabilities enabled us to respond to clients' needs with broader, more comprehensive products. We leveraged our established strengths in this area by extending our Successor programme, issuing the first-ever securitisations of Mediterranean and Central American earthquake risks, and acting as an underwriter of catastrophe and life securitisations for clients such as Allianz, Groupama and the Savings Bank Life Insurance Company of Massachusetts (SBLI).

In addition, we extended our capabilities by establishing the first catastrophe bond indices in association with Standard & Poor's, and by developing solutions for variable annuity, longevity and environmental risks. Our capital market capabilities are a key part of our business, allowing us to assign more capacity to natural catastrophe risks and improving our asset performance with a wide range of hedging and equity overlay techniques, without increasing the volatility of our earnings.

The integration of GE Insurance Solutions has advanced well, with synergies on track. Business retention at the end of 2007 was 77%, significantly exceeding our expectations, and talent retention was also strong, with 85% of targeted executives staying with Swiss Re. The quality of the assets acquired was borne out by our ability to significantly reduce retrocession recoverables from CHF 10.2 billion at the date of acquisition to CHF 5.1 billion at the end of 2007. The acquisition not only extended our market reach, it also allowed us to strengthen our expertise in several areas, including health, engineering and marine.

Book value

Per common share (CHF), as of 31 December

2003	2004	2005	2006	**2007**
59.64	61.78	73.87	86.21	**92.00**

The strong performance across almost all business segments clearly demonstrates the underlying strength of your company. In 2007, we delivered a return on equity of 13.5% and increased your shareholders' equity by CHF 1.0 billion to CHF 31.9 billion. Book value per share also rose to CHF 92.00, a 7% increase over the end of 2006, despite the return of CHF 3.7 billion to you in 2007, in the form of dividends and through our share buy-back programme. Based on the Group's strong capital position, the Board of Directors will propose an increased dividend of CHF 4.00 per share.

These results show the significant cash value we added for you, our shareholders, but are also a reflection of our success in serving clients across the world, helping them manage complex risks and protecting them against uncertainty.

Actions in response to the loss in credit underwriting

As mentioned earlier, our fourth quarter result was impacted by a significant loss in our structured credit activities. This was triggered by two related transactions providing credit risk protection against the default of a basket of US mortgage-backed securities – a risk that was considered to be remote at inception. Unprecedented action by the rating agencies in October led to a rapid wave of downgrades of these securities. This resulted in a mark-to-market loss for Swiss Re of CHF 1.2 billion before tax.

Regrettably, we remain exposed to continued fluctuation in the market value of the underlying securities. We are working hard to mitigate the resulting risks. As of 31 December 2007, the mark-to-market loss had not changed materially. Based on market movements as of 20 February 2008, we estimate a further mark-to-market impact of CHF 240 million. This change in value is currently offset by positive developments in Swiss Re's investment portfolio.

The structured credit activities of our Credit Solutions business had been successful for more than a decade. While guidelines were respected, in this underwriting case, the business model was pushed beyond its limit. In retrospect, the decision to underwrite this risk was unfortunate. The wider impact of this event was far greater than the actual size of the write-down, and the resulting loss of confidence has been plain to see. The responsibility for this ultimately lies with the leadership of the firm.

The business unit in which the loss occurred is marginal to our credit reinsurance business and we have ceased writing structured credit derivative transactions, putting the existing portfolio into run-off. We have learned from the mistake and are confident that we have a stronger organisation as a result.

We took immediate action to strengthen the risk taking and supervision processes by introducing a more rigorous product approval process, and further enhancing our risk monitoring and stress testing. We are focused on restoring trust in Swiss Re through decisive actions and transparency.

It is a reflection of Swiss Re's scale and quality that such a significant loss impacted our fourth quarter earnings only – now a profit of CHF 170 million – and had no impact on the superior ratings or capital strength of the firm.

Outlook for 2008 and beyond

Your company is strongly positioned to deliver continuous improvement in its earnings per share over the near future. New product development, in particular in our life and health business, is supporting the positive momentum in our revenues.

With property and casualty rates softening and client retentions increasing, the industry is entering a more challenging business environment compared to the very favourable markets of 2006 and 2007. In these conditions, Swiss Re will not pursue premium growth; instead, we will strictly apply the same approach to underwriting that has delivered the successful results we are now sharing with you. Our disciplined underwriting and careful risk selection were reflected in a 12% reduction in volume during the January 2008 renewals. Our focus continues to be on achieving attractive margins and delivering strong earnings per share for you.

We have already taken steps to prepare for the changing property and casualty market by extending our approach to the trading of insurance risk. In January 2008, we entered into a significant quota share arrangement to increase your company's operational leverage by ceding a 20% share in our new and renewed property and casualty business. The agreement includes a ceding commission of 14% after acquisition costs. It offers Swiss Re both downside protection and upside flexibility, enabling us to further advance our capital management and allowing us to increase capacity rapidly should underwriting conditions improve. This is further evidence of our commitment to actively manage the insurance price cycle in the best interest of our shareholders.

In 2007, we also accelerated our worldwide efforts to simplify and optimise our corporate structure. In Europe, we are benefiting from the new Reinsurance Directive by consolidating our EU business (excluding Admin Re®) into two entities in Luxembourg. Together with the capital released by the quota share arrangement, these efforts will deliver significant improvements in the Group's capital flexibility, allowing us to increase our share buy-back or invest the capital elsewhere for higher returns at a moment in the cycle when capital is in surplus.

With these opportunities in mind, we are confident in your company's growth prospects. We remain focused on our medium-term objective of 10% growth in earnings per share and have increased our return on equity target to 14% over the cycle. Our earnings power is strong and we look to the future with confidence.

Talent is at the centre of our performance. Swiss Re can only deliver on its earnings ambition through the skills and innovation of the professionals in its midst. In 2007, we launched graduates@swissre, our new global training programme, attracting 49 outstanding university graduates from Asia, the Americas and Europe. In 2008, we are targeting an influx of 150 graduates. This is the future of your company. Swiss Re could not have succeeded over its 144-year history without constantly nurturing fresh talent and ideas. Graduates@swissre advances this proud tradition and extends it to a global level. Together with a strong intake of new employees in 2007, our focus on talent will ensure the success of your firm over the decades to come.

In the context of attracting talent, we are pleased to welcome Raj Singh, our new Chief Risk Officer, to our Executive Committee. Raj joins us from Allianz, where he held the position of Chief Risk Officer for more than five years. He takes over from Christian Mumenthaler, who has moved to the frontline of our business and assumed worldwide responsibility for our Life & Health segment.

We are also pleased that Raymond K.F. Ch'ien and Mathis Cabiallavetta have made themselves available to join the Board of Directors. Their election will be proposed at the Annual General Meeting on 18 April 2008. Mr Ch'ien is chairman of CDC Corporation and chairman of the board of Hang Seng Bank. Among others, he also serves on the board of directors of the Hongkong and Shanghai Banking Corporation. Mr Cabiallavetta is vice chairman of Marsh & McLennan Companies and chairman of Marsh & McLennan International. He is also a former chairman of the board of UBS AG.

Finally, we would like to thank our more than 11 000 employees around the world. The strong result for 2007 would not have been possible without their hard work, dedication and expertise. We are confident that their commitment to performance will continue to deliver strong, sustainable value to our clients and, ultimately, to you, our shareholders in the year ahead.

Zurich, 29 February 2008

Peter Forstmoser
Chairman of the Board of Directors

Jacques Aigrain
Chief Executive Officer

Key events



Nordic Risk and Insurance Summit, Stockholm

China Knowledge Fair, Beijing



Product & Knowledge Fair, Zurich

2007

4 January
CO_2 reduction programme
CO_{you2} programme launched worldwide to support private emission reduction measures by employees

16 January
Securitisation of extreme mortality risk
USD 705 million of extreme mortality risk securitised and transferred to capital markets via Vita Capital programme

13 February
2007 renewals
Successful renewals grow non-life reinsurance portfolio by CHF 1.3 billion

22 February
Sale of 30 St Mary Axe
London building sold for GBP 600 million

1 March
2006 annual results
Record earnings for 2006, with net income up 98% to CHF 4.6 billion, earnings per share (EPS) of CHF 13.49 and return on equity of 16.3%

1 March
Share buy-back
Buy-back programme launched with a value of CHF 6 billion over three years

13 March
Optimisation of EU entities
EU business (excluding Admin Re®) to be consolidated into two Luxembourg-based legal entities by 2009

27 March
UK hybrid securities
First placement of sterling hybrid securities with total value of GBP 500 million

3 April
2006 embedded value
Life and health embedded value earnings grow 38% to CHF 2.4 billion; embedded value increases 13% to CHF 22.6 billion

20 April
143rd Annual General Meeting
Shareholders approve share buy-back programme and dividend of CHF 3.40 per share

27 April
Australian hybrid securities
Placement of Australian dollar hybrid securities worth AUD 750 million

8 May
First quarter 2007 results
Net income of CHF 1.3 billion for the first quarter (EPS: CHF 3.85)

1 June
Mediterranean earthquake bond
USD 100 million issued in first securitisation of Mediterranean earthquake risk

4 June
Admin Re® longevity transaction
Agreement with Zurich Financial Services to acquire a closed book of 220000 annuity policies in return for assets worth CHF 9.1 billion

20 June
Healthcare in India
Healthcare advisory company founded to assist insurers in the rapidly expanding Indian market

28 June
Swiss Re Cat bond indices
First performance indices for catastrophe bonds developed in cooperation with Standard & Poor's

7 August
Second quarter 2007 results
Net income of CHF 1.2 billion for the second quarter (EPS: CHF 3.50)

27 September
Weather risk protection
Climate Adaptation Development Programme launched to establish a weather risk transfer market for emerging countries

28 September
Admin Re® transaction with Conseco
Total assets of USD 3 billion acquired under transaction with Conseco Insurance Group

6 November
Third quarter 2007 results
Net income of CHF 1.5 billion for the third quarter (EPS: CHF 4.20)

19 November
Credit underwriting loss
CHF 1.2 billion mark-to-market loss from credit underwriting activities

31 December
New business activities of GE Life UK sold
New business operations of the former GE Life UK sold to Liverpool Victoria (LV=)

2008

7 January
Strategic partnership in Vietnam
Acquisition of 25% stake in Vietnam's leading reinsurance provider, Vietnam National Reinsurance Corporation

11 January
"Regulation XXX" transaction with SBLI
Agreement announced to fund up to USD 175 million of peak "Regulation XXX" reserve requirements for the Savings Bank Life Insurance Company of Massachusetts (SBLI) through a private securitisation

22 January
First Central American earthquake bond
USD 85 million issued in multi-peril securitisation covering windstorm events in the US as well as earthquakes in California and Central America

23 January
P&C quota share arrangement
Five-year quota share agreement with Berkshire Hathaway covering 20% of the Group's new and renewed P&C business; the capital released by the contract will be used to increase the share buy-back by CHF 1.75 billion

Swiss Re at a glance

Our mission

We enable the risk-taking that is essential to enterprise and progress.

Who we are

Swiss Re is a leading and highly diversified global reinsurer. We combine outstanding financial strength and unparalleled insurance expertise with a committed client focus.

Founded in Zurich, Switzerland, in 1863, Swiss Re is a global reinsurance company, providing risk and capital management solutions to clients around the world.

We aim to be the port of call for all insurable risks by offering our clients:

- Security – based on financial strength, diversification and resilience
- Ability – based on established market capability, proven experience and innovation
- Dedication – based on tailored solutions, personal service and a passion for responding to the needs of clients
- Trust – based on openness, integrity and respect

What we do

We offer a comprehensive range of reinsurance and financial solutions to manage risk and capital. Our aim is to create sustainable value for both clients and shareholders.

Our core business activities are: risk transfer, risk finance and proprietary asset management.

Reinsurance is an indispensable part of the insurance system. Our clients benefit from the expertise, coverage and capital relief that Swiss Re provides.

We diversify risk portfolios through our global reach, allowing exposures to be covered more efficiently and securely.

Swiss Re is also a leader in risk securitisation and trading. We transfer exposures to the capital markets to provide a new source of capacity for the industry.

How we do it

Our success is founded on expertise, dialogue with clients and sound governance. We attract, develop and inspire the best talent to advance our performance and deliver innovative solutions.

Swiss Re applies an integrated risk model to ensure prudent risk taking and an efficient allocation of capital. Our expertise in risk and capital allows us to mitigate exposures and identify business opportunities across the risk landscape.

We work closely with clients to understand their needs and develop effective solutions that grow their business.

We are committed to best practice and continually advance our corporate governance to ensure transparency for all stakeholders.

Our people drive our success. Their skills, performance and commitment help us stay ahead in the industry and deliver exceptional solutions for our clients.

What makes us unique

Swiss Re's combination of scale, integrated risk and capital management, and broad insurance expertise is unparalleled in the industry.

Superior scale and financial capacity to take on risk
We have a unique ability to write and diversify all types of insurable risk. This is based on the size and strength of our balance sheet, our comprehensive product range and our worldwide reach.

We combine the broad expertise of a global leader with a deep understanding of local needs.

Integrated approach to risk and capital management
We blend our risk expertise with capital market capabilities to develop comprehensive and creative insurance solutions for our clients.

We are a leader in structuring and trading insurance risk. Since 1997, we have led the deployment of insurance-linked securities, underwriting 30% of all issues.

Expertise in anticipating and understanding risk
Our experts analyse a broad range of trends and apply the expertise of an industry leader to understand risks, identify opportunities and deliver powerful solutions for clients.

We have been an acknowledged pioneer in identifying and tackling the challenges of climate change for almost 20 years.

Our brand

Swiss Re's success is built on a powerful, trusted brand, as well as a strong global client franchise.
Over the past 144 years, we have built a reputation that stands for strength, expertise, innovation, leadership and, most of all, reliability. Our leadership in managing risk and our strong client-focused approach are the foundation of our clients' trust.

Swiss Re's market presence is unified under a single brand, expressing our Group-wide cohesion and our global position. This is reflected in our common values and behaviour, as well as in a distinctive visual design. Our brand is our most valuable asset and a powerful promise to all our stakeholders.

How we add value

Swiss Re is committed to delivering value for clients and attractive returns for shareholders.

Global reach

Swiss Re is a global company operating from 79 offices around the world. Our clients include leading insurers, Fortune Global 500 companies, governments and non-governmental organisations in over 160 countries. Understanding local market needs is key to our success as a leading global reinsurer.



Powerful client focus

We engage closely with clients to understand their priorities and needs across all markets and lines of business.

Together, we develop integrated solutions that deploy Swiss Re's expertise in risk and capital management to help clients achieve their business goals.

We never forget that our clients' success is the key to our success.

Proven experience in risk and capital management

Over 144 years, we have built comprehensive expertise in managing risk and capital. Our specialists combine their experience with Swiss Re's wealth of data, powerful modelling tools and market insights to deliver innovative solutions for clients.

We have a decade of experience in risk securitisation and Admin Re® transactions. This allows Swiss Re to offer new sources of capacity and enables clients to optimise the capital they require for their business.

As a recognised industry leader, we share our experience and expertise with industry bodies, regulators and governments.

Comprehensive product and service offering

Swiss Re offers a range of products and solutions that is second to none. We support clients across their entire risk landscape:

- Traditional reinsurance for property, liability, motor, accident, agriculture, engineering, marine, aviation
- Life and health products, as well as Admin Re® for closed life books
- Multi-line, multi-year solutions
- Risk securitisation and capital market solutions
- Carbon emissions trading
- Asset management and advisory services
- Risk financing services

Diversification across regions and lines of business

Diversification is at the core of Swiss Re's value proposition. As a leading global reinsurer, we are able to benefit from the diversification of business and investment risks across all geographical regions and lines of business. This ensures a more efficient use of capital and offers greater security and reliability for clients.

Net premiums earned by region[1] **Net premiums earned by product line[1]**


47% Americas
42% Europe (including Middle East and Africa)
11% Asia
36% Life and health
24% Casualty
20% Property
15% Specialty
4% Admin Re*
2% Non-traditional

[1] As of 31 December 2007

Financial strength

Swiss Re's products and services are backed by superior financial strength ratings. These are among the best in the industry, reflecting our very strong capital base, business position, financial flexibility and franchise, as well as prudent risk and capital management.

as of 22 February 2008	S&P	Moody's	A.M. Best
Rating	AA–	Aa2	A+
Outlook	stable	stable	under review, negative

Resilience over the long term

We are in the business of taking and managing risks. Over our 144-year history, Swiss Re has always delivered on its obligations to clients, even in the face of extreme loss events. Recognising the potential for exceptional events and maintaining the financial capacity to absorb them is the foundation of our long-term stability and success. This resilience in times of adversity has allowed us to emerge stronger and even better prepared to seize the opportunities that lie ahead.


1863
Swiss Re founded
1906
San Francisco earthquake and fire
1992
Hurricane Andrew
1995
Typhoon Mireille in Japan
1999
Winter storms Lothar and Martin in Europe
2001
Terrorist attack in New York
2005
Hurricanes Katrina, Rita and Wilma

Group structure

Swiss Re is focused on delivering powerful solutions to clients, responding boldly to changing market needs and ensuring profitable growth for shareholders.

In 2007, the Group realigned its Financial Services activities, integrating them into the Group's Client Markets and Products functions.

Board of Directors

Chairman
Vice Chairman
Members of the Board of Directors

Executive Committee and Executive Board

Chief Executive Officer
Members of the Executive Committee
Members of the Executive Board

Business Functions

Client Markets

- Europe
- Americas
- Asia
- Globals & Large Risks
- Global Admin Re® & Run-off

Products

(Re)Insurance Products

- Property & Specialty
- Casualty
- Life & Health
- Claims & Liability Management

Financial Services Products

- Credit & Rates
- Equities
- Alternative Investments
- Third-party Asset Management

Corporate Functions

Finance

Risk Management

Operations

- Communications & HR
- Global IT
- Group Legal

Client Markets

The Client Markets business function offers clients a single point of access to the entire range of Swiss Re's solutions and capabilities.

Building on close relationships, it combines a powerful client focus with global reach and local knowledge.

Client Markets aims to be the port of call for both the insurance and financial market needs of our clients, delivering solutions ranging from traditional reinsurance to insurance-based capital market products.

Products

The Products business function supports Client Markets by developing innovative solutions to meet the increasingly complex requirements of clients. It integrates Swiss Re's traditional reinsurance and financial expertise, and ensures excellence in underwriting and claims management.

(Re)Insurance Products
(Re)Insurance Products is Swiss Re's centre of competence for risk underwriting and claims management. It actively steers the Group's insurance risk portfolio and manages the insurance cycle to ensure economic profit growth across markets and lines of business.

Financial Services Products
Financial Services Products manages the assets generated by our insurance business. It also facilitates the securitisation and transfer of insurance risks to the capital markets, and develops derivative solutions for life and health assets, as well as for specialised non-life insurance.

Corporate functions

The Finance, Risk Management and Operations functions provide shared services to support the business functions. The corporate functions manage Swiss Re's common resources including: capital, the risk portfolio, brand reputation, information technology, human resources, as well as knowledge and skills.

Various corporate functions fulfil obligations to regulatory authorities and other stakeholders, provide legal and compliance support, and ensure the protection of the Group by establishing the corporate governance rules and processes under which Swiss Re operates.

Executive Committee

From left

Roger W. Ferguson
Head of Financial Services Products

Stefan Lippe
Head of (Re)Insurance Products

George Quinn
Chief Financial Officer

Jacques Aigrain
Chief Executive Officer

Andreas Beerli
Chief Operating Officer

Michel M. Liès
Head of Client Markets

Christian Mumenthaler
Chief Risk Officer until 31 December 2007



Executive Board

Client Markets

Michel M. Liès*
Head of Client Markets



Martin Albers
Europe



Pierre L. Ozendo
Americas



Martyn Parker
Asia



Agostino Galvagni
Globals & Large Risks



W. Weldon Wilson
Global Admin Re® & Run-off

Products

Stefan Lippe*
Head of (Re)insurance Products



Brian Gray
Property & Specialty



Martin Oesterreicher
Casualty



Christian Mumenthaler
Life & Health
as of 17 September 2007



Jonathan Isherwood
Claims & Liability Management

Roger W. Ferguson*
Head of Financial Services Products



Benjamin Meuli
Chief Investment Officer



David Godfrey
Financial Services Markets
as of 22 November 2007

Corporate functions

George Quinn*
Chief Financial Officer

Christian Mumenthaler*
Chief Risk Officer
until 31 December 2007



Raj Singh*
Chief Risk Officer
as of 1 January 2008

Andreas Beerli*
Chief Operating Officer



Charlotte A. Gubler
Communications & HR



Yury Zaytsev
Global IT
until 31 December 2007



Markus Diethelm
Group Legal

* Member of the Executive Committee

Strategic direction and vision

Swiss Re is extending its leading position in the risk transfer industry by enhancing its ability to seize profitable opportunities across the risk landscape.

Swiss Re's strategy defines the building blocks for advancing the Group's performance to the advantage of clients and shareholders, and sets out Swiss Re's long-term vision for benefiting from the changing risk transfer landscape.

Strategic direction
Swiss Re's ability to provide best-in-class customer service and higher sustainable returns for shareholders rests on the four building blocks of the Group's strategic direction:

Building blocks	Deliverables
Generate economic profit growth	Best-in-class customer service
Reduce earnings volatility	
Enlarge market scope	Higher sustainable shareholder returns
Foundation of success	
Talent, culture and organisational excellence	

Generate economic profit growth
Swiss Re constantly seeks to redeploy its capital to areas of profitable growth, based on its rigorous commitment to profitability throughout the insurance price cycle. The Group is committed to delivering economic profit growth for its shareholders by remaining a strong and reliable partner for clients.

Reduce earnings volatility
On the basis of its disciplined underwriting practices, Swiss Re utilises a wide variety of tools to reduce earnings volatility. These include issuing insurance-linked securities, hedging financial market risks and enterprise risk management.

Enlarge market scope
The changing risk landscape requires Swiss Re to grow new markets, work with new clients and develop new products. Solvency II requirements, insurance risk trading, the demographic shift and climate change are some of the most prominent developments that will create opportunities for the Group to implement its expertise through innovative solutions.

Talent, culture and organisational excellence
Swiss Re aspires to be the preferred employer in its industry by offering an exciting, international environment for employees to develop their careers, as well as by providing attractive rewards for personal achievement, innovation and teamwork. The Group strengthens its performance culture by continuously developing employee talent in an efficient cross-functional organisation.

The following table highlights examples of how Swiss Re advanced its strategic direction in 2007:

Generate economic profit growth	▪ Admin Re® transactions ▪ Accelerated growth in large corporate and commercial business ▪ Large-line underwriting utilising capital market solutions
Reduce earnings volatility	▪ Active cycle management ▪ Expanded hedging for natural catastrophe and extreme mortality risks ▪ Launch of catastrophe bond indices with Standard & Poor's to advance risk securitisation market
Enlarge market scope	▪ Broadened longevity and variable annuity transactions ▪ Healthcare partnership in Asia ▪ New product offerings for governments and NGOs
Talent, culture and organisational excellence	▪ Launch of graduates@swissre programme ▪ Organisational realignment to further strengthen focus on clients and integrated solutions ▪ Higher synergies and lower restructuring costs from GE Insurance Solutions integration

Vision
The insurance industry is changing: the boundaries between risk assessment, risk bearing and risk transfer are becoming increasingly blurred. Swiss Re seeks to build upon its leadership position in the insurance industry and its ability to adapt to – and benefit from – the changing risk transfer landscape.

Swiss Re will extend its leadership in risk management solutions by accelerating its origination, transformation and trading of insurance risks, as well as by strengthening its ability to seize profitable opportunities across the entire risk landscape.

The resulting business model advances the Group's two fundamental objectives: providing best-in-class service to insurance clients, and delivering higher sustainable returns to shareholders. This is achieved by increasing the speed with which risks move onto the Group's balance sheet and are either held by Swiss Re, transformed or transferred to professional counterparties, to increase capacity, reduce net exposure and enhance profitable growth.

Four key elements drive this model and work together to achieve Swiss Re's vision:


Be the **port of call** for managing all insurable risks, irrespective of origination channel
Establish leadership in **insurance risk transformation, syndication and trading**
Talent and culture
Be a **bolder principal** to ensure focus on profitable business and investment opportunities

Port of call for all insurable risks
Swiss Re aims to be the partner of choice for clients and brokers, providing a reliable and integrated resource for their insurance needs. Being the port of call also means creating new opportunities for managing insurable risks. Based on its long-standing experience in a broad range of (re)insurance and specialised capital market solutions, Swiss Re is ideally positioned to deliver solutions across the entire risk landscape and expand its successful partnerships with clients.

Leadership in insurance risk transformation, syndication and trading
A unique combination of financial strength, reinsurance expertise and capital market capabilities enables Swiss Re to deploy its capital and insurance underwriting capacity actively, flexibly and efficiently. The Group's experience in structuring insurance risk provides further opportunities to optimise its own capital and risk management, and act as an insurance securitisation intermediary for clients.

Bolder principal
The Group will extend its focus on seeking attractive opportunities and generating profitable business. As a leading and highly diversified reinsurer, Swiss Re is in a unique position to create value and pursue innovation through new products and business opportunities for insurable risks. Technical expertise and financial strength allow the Group to operate proactively through all channels, according to the needs of clients and local markets.

Swiss Re's scale, strength and expertise enable the Group to offer larger, more sophisticated and more tailored solutions for our clients. This gives the Group the scope to operate competitively across a broad product range, addressing clients' changing capital requirements and seizing opportunities for economic profit throughout the insurance price cycle.

Talent and culture
Employees are the central force that drives Swiss Re's vision. The Group's culture promotes creativity and a strong focus on delivering solutions. Bringing together expertise from all areas of insurance and financial services enables Swiss Re to act as one team to deliver integrated client solutions.

Talent and expertise

Swiss Re attracts, develops and rewards the best talent in a culture that promotes performance, innovation and teamwork.

Net income generated per employee
in CHF thousands



2003	2004	2005	2006[1]	**2007[2]**
214	296	259	437	**388**

[1] Excluding 463 employees transferred from GE Life UK in the fourth quarter of 2006
[2] Excluding 987 employees transferred from Norwich Union in the fourth quarter of 2007

Employees by region
As of 31 December 2007


67% Europe
28% Americas
5% Asia

Swiss Re's people are exceptional in their expertise, performance and commitment to clients. In 2007, net income generated per employee was close to CHF 0.4 million. This strong result clearly reflects the expertise and value of the company's employees, and confirms the performance of the previous four years, in which the Group's workforce consistently ranked among the top 10% of all Fortune Global 500 companies.

As a global organisation, Swiss Re is committed to extending the diversity of its workforce, which currently includes over 80 nationalities based in 29 countries across the world. At the end of 2007, the Group employed 11 702 people, including 987 Norwich Union employees who joined Swiss Re as part of an Admin Re® agreement. Europe remains the largest region with 67% of Swiss Re's global workforce, while the Americas account for 28% and Asia for 5%. Staff working for the European region increased 12%, due to the transfer of staff as part of the agreement with Norwich Union. In the Americas and Asia regions, overall numbers remained stable, despite higher recruitment in emerging countries: the Latin American workforce increased by 7% to support projected market growth.

Attracting and recruiting talent
Swiss Re's future performance is based on its ability to employ the best minds in the financial services industry. Attracting talented graduates and skilled specialists is a vital priority, and the Group's senior management dedicates significant efforts to expanding Swiss Re's pool of experts and potential leaders from a broad range of regions, experiences and educational backgrounds.

The graduates@swissre global training programme recruits outstanding young people who have distinguished themselves through excellent academic performance, international experience, extracurricular activities and language skills. Participants come from leading universities around the world and undergo an intense 18-month programme with rotating assignments that expose them to different regions, functions, product lines and operational units across the Group. They have opportunities to meet with senior leaders, allowing them to explore the company and find the most fitting career opportunities across the organisation (for more information, see pages 40–41).

Swiss Re also recruits experienced professionals and experts from outside the company to reinforce its strong knowledge base and performance-driven culture. This combination of new talent and established industry expertise helps to create an excellently qualified, innovative and diverse workforce.

Developing talent
Swiss Re fosters a learning culture that is based on a partnership between the individual and the company. Employees at all levels are encouraged to develop the skills that advance the Group's strategy. By aligning business needs and personal goals, Swiss Re aims to enable both employee and company to realise their full potential.

In 2007, the Swiss Re Academy (see box below) launched a new learning and development landscape that offers employees a roadmap of courses to suit individual career levels and objectives. The new landscape aligns the curriculum more closely to business needs: it takes a solution-focused approach to business training and integrates employee courses with client workshops and seminars.

Swiss Re recognises that successful experts and leaders require a mix of business know-how and human skills such as interpersonal, leadership and multi-cultural abilities. This mix is reflected in the Academy's courses and curriculum. The Group also provides an expert development path to facilitate high-level promotion and career advancement for experienced underwriters, actuaries and financial market specialists, enabling them to advance in the organisation without taking on leadership responsibility.

As a diverse global company, Swiss Re encourages employees to broaden their professional and personal experience by working outside their home countries and building an international career. This also fosters the sharing of knowledge and expertise across the company. To encourage global mobility, the Group has a consistent compensation structure across all regions as well as an international assignment programme to support employees and their families with the moving process.

Swiss Re continually strengthens the quality of its management through a permanent Group-wide process to identify, assess and develop high performers with leadership potential. In 2007, nearly 700 employees attended leadership training. Successful participants are added to talent pools from which candidates for management positions are selected.

Promoting a performance culture
The Group's success is built on the performance of teams and individuals across the organisation. Swiss Re fosters a working environment that emphasises individual responsibility and rewards personal achievements, innovation and teamwork.

Swiss Re Academy
The Swiss Re Academy combines the Group's staff and client training under a single global provider. The Academy offers a broad curriculum to equip employees with the business and leadership skills they need to advance their careers and deliver value for Swiss Re and its clients.

Courses are held at five state-of-the-art training centres across the world: Zurich, Munich, Hong Kong, Kansas City and Armonk. This regional training focus reflects the Group's commitment to developing local talent for local market needs. All locations are staffed by dedicated training specialists and courses are given by experts from Swiss Re's business units as well as external specialists. A virtual campus extends this expertise beyond the five physical locations, delivering web-based seminars to participants across the world.

The Swiss Re Academy is unique in providing a joint curriculum for employees and clients, helping to build networks and promote effective knowledge transfer not only within the Group but throughout the insurance industry.

The Group's performance management process systematically defines team and individual objectives, and provides employees with regular feedback on their progress. Individual objectives are aligned to the overall objectives of the business unit, and ultimately of the Group (for more information, see section 5 of the corporate governance and compensation report, on pages 110–115). This ensures that employee efforts contribute directly to the success of Swiss Re's business strategy. Systematic performance management helps employees focus and develop their career, and also provides the basis for performance-related compensation.

Rewarding and retaining talent

To recruit, reward and retain the best talent in the financial services industry, Swiss Re offers attractive financial compensation and benefits. The Group provides exceptional performers with potential overall compensation that matches or exceeds the top tier of the industry. All compensation includes a significant incentive component to reward innovation, and foster a strong performance-based and team-focused culture.

A major portion of senior management compensation is tied to the organisation's long-term performance and is designed to correspond with the multi-year dynamics of Swiss Re's business. This ensures that compensation reflects sustainable achievements rather than short-term results.

Currently, 85% of all employees worldwide participate in a voluntary stock compensation plan that combines regular savings with the purchase of shares or tracking options. This promotes entrepreneurial behaviour by giving employees a stake in the company's success, and also strengthens their identification with Swiss Re and its shareholders.

Knowledge and solutions

Swiss Re's reputation is based on its ability to extend its knowledge and apply its expertise for the benefit of clients.

Success in the risk transfer business depends on strong know-how in risk management and underwriting. Swiss Re has accumulated unique knowledge in all markets and lines of business during its long experience as an industry leader. By applying and sharing that knowledge, the Group creates innovative solutions for clients and value for shareholders.

Building knowledge

Swiss Re's most valuable resource, its employees, includes experts from a broad range of scientific and financial backgrounds. They pursue individual research and also work together in Group-wide Knowledge Networks, such as DRIVE, a multi-disciplinary network studying motor markets across the world.

Swiss Re gains a competitive advantage from its proprietary know-how, but it also collaborates with external experts to further extend its knowledge and gain outside perspectives. The Group has established close relationships with leading research institutions, such as the Swiss Federal Institute of Technology (ETH) in Zurich, Beijing Normal University and Rice University in Houston. In 2007, Swiss Re worked with the Earth Institute at Columbia University to develop innovative triggers for weather risk transfer solutions in emerging markets (for more information, see pages 38–39).

Dialogue with clients remains Swiss Re's most important source of external expertise. The Group's experts engage with industry partners to learn more about market trends and risk developments. Swiss Re's executive management also devotes a significant amount of its time to meeting clients and understanding their priorities.

Sharing knowledge

Swiss Re shares its knowledge through events, publications and tools, helping clients to manage their risks and grow their business. In 2007, Swiss Re held various client events tailored to specific industries and regions. These included the second Nordic Risk and Insurance Summit (NORIS) in Stockholm, where over 150 participants discussed the impacts of climate change on Northern Europe and the transformation of social security systems. In Canada, a Swiss Re roundtable brought together more than 20 chief financial officers of the Group's largest clients to share insights on financial market solutions and discuss new challenges for insurance CFOs. A Product and Knowledge fair in Beijing presented Swiss Re's region-specific product development capabilities to 400 clients.

Swiss Re also shares knowledge through training workshops at the Swiss Re Academy centres in Zurich, Munich, Hong Kong, Kansas City and Armonk (see box on page 20), as well as events at the Swiss Re Centre for Global Dialogue in Rüschlikon, Switzerland. Both organisations provide an open forum for exchanging views and ideas, fostering collaboration and disseminating expertise.

Swiss Re's publication series – covering emerging risks, industry issues, analytical studies and economic trends – help to stimulate dialogue and reinforce partnerships with industry associations, learning institutions, regulators, governments and international organisations. They also position the Group as a thought leader in the broader risk transfer business. For example, in 2007, China's regulators invited Swiss Re to undertake an independent review of the nation's healthcare system and offer best practice recommendations for its future development.

Applying knowledge
Swiss Re works closely with clients to leverage its wide expertise in order to develop tangible solutions for specific markets and client needs. In 2007, the Group formed a dedicated team to help Chinese insurers increase profitability in motor insurance by improving risk and claims management. This will enable these companies to fully benefit from growth in the Chinese motor sector, where premiums are predicted to double to USD 25 billion by 2012. Swiss Re is well positioned in the market and expects to benefit from the resulting increase in reinsurance cessions.

Swiss Re has also combined its global market knowledge with in-depth expertise in marine and liability lines to provide a new product for Asian companies exporting to the US and Europe. Comprehensive Exporters' Cover is an innovative solution that combines cargo and product liability coverage for the first time. It offers significant potential in the fast-growing Asian export markets and has also been adapted for use in other emerging markets, particularly in Latin America.

In addition to applying its knowledge to create new products and solutions, Swiss Re offers its clients a range of tools to help develop and expand their business. One example is Ricasso®, a proprietary software that lets insurers model different reinsurance strategies and calculate the amount of risk capital required for their portfolios. Another is Life Guide, an online underwriting manual that represents the industry's most comprehensive and up-to-date life underwriting reference. This has now been translated and adapted for use in eight languages including, most recently, Chinese.

Swiss Re launches Chinese version of Life Guide
In July 2007, Swiss Re launched the Chinese version of Life Guide, a comprehensive online reference for life and health underwriting. More than 90 clients attended presentations in Shanghai and Beijing, where Swiss Re experts introduced the key features and benefits of the Chinese version.

Produced by Swiss Re's global team of medical directors, researchers, statisticians and underwriters, Life Guide has become an invaluable reference and decision-making tool for life and health insurers. It includes the latest research results as well as rating calculators. More than 10 000 users from clients around the world currently use it in one of its eight available languages: English, German, French, Spanish, Italian, Dutch, Japanese and Chinese.

Issue management at Swiss Re

Swiss Re's business opportunities derive from the world's changing risk landscape. Identifying emerging issues and industry trends – and sharing Swiss Re's knowledge to develop innovative solutions – is essential for the Group's success. The table below lists a selection of Swiss Re's Top Topics, with the Group's related activities.

	Climate change	**Insurance-linked securities**
Industry relevance	▪ Scientists and economists predict that climate change will have a severe impact on society and the global economy ▪ Climate change represents an opportunity as well as a risk for the insurance industry and capital markets alike ▪ Climate change has become an important element in many companies' long-term risk management strategies	▪ Insurance-linked securities (ILS) are an effective risk management tool to increase capacity and transfer peak and volume insurance risks to the capital markets ▪ ILS help reduce capital requirements and increase capital efficiency; they reduce earnings volatility and, in the case of life insurance, can monetise intangibles
Swiss Re's actions and solutions	▪ Swiss Re has been a leading voice in the climate debate for almost 20 years ▪ Swiss Re has developed innovative solutions related to climate change, such as risk securitisation, weather derivatives and carbon insurance ▪ Swiss Re factors climate change risks in its risk selection, pricing and capacity deployment ▪ Swiss Re is the first major financial services company to commit to becoming greenhouse neutral	▪ Swiss Re has been a pioneer in developing the ILS market, having underwritten over USD 13 billion of risks for itself and third parties ▪ During the recent financial market turbulence, Swiss Re underwrote over USD 1 billion in ILS; investors continue to be attracted to this diversifying asset class with only limited correlation to the broader financial markets

/

Nanotechnology	Natural catastrophes	Solvency II	Terrorism
▪ Nanotechnology has become a major engine for economic growth; as an enabling technology it encompasses many disciplines and industries ▪ The challenge is to master an increasing variety of nano-enabled products, and identify potentially harmful properties that are currently neither well analysed, described or understood, nor regulated and differentiated from safe properties	▪ Claims are increasing, mainly due to higher insurance penetration, technological vulnerability and value concentrations in exposed areas ▪ There is increasing evidence that climate variability and climate change are affecting the catastrophe perils market ▪ The insurance industry has the financial strength to respond to natural catastrophes; there is usually no need for government action to increase capacity	▪ Solvency II is a regulatory project for enhanced insurance solvency rules in the EU ▪ The new regulation is expected to have a significant impact on the industry by redefining capital requirements and risk management practices ▪ Primary insurers will benefit from appropriate credit for their risk transfer to reinsurers based on the reinsurance company's capital strength	▪ Terrorism risk is only privately insurable to the extent that it can be assessed and controlled, and liabilities are limited and adequately priced ▪ Transparency is key for risk management and pricing ▪ Public-private partnership is needed to provide meaningful coverage ▪ The challenge is to find the most efficient way to achieve such a partnership
▪ Swiss Re has dedicated resources to assess the potential risks and manage possible exposures to nanotechnology ▪ Based on its large know-how and expertise, Swiss Re promotes the development of tailored risk management principles and actively steers its business accordingly ▪ Swiss Re supports regulatory efforts to prevent increased nanotechnology exposure and ensure a balanced public dialogue on possible new risks	▪ As a leading reinsurer, Swiss Re diversifies the year-on-year loss variability inherent in natural catastrophe business ▪ Swiss Re's strong capital base and know-how enable tailor-made solutions for our clients ▪ Swiss Re regularly adapts its pricing models to reflect changes in risk assessment and economic development	▪ Swiss Re welcomes the introduction of Solvency II and encourages the use of risk-management techniques based on economic principles and internal models ▪ Swiss Re is working with regulators, analysts and clients to help implement appropriate capital models, achieve meaningful disclosure and promote the benefits of reinsurance solutions	▪ Swiss Re supports permanent market solutions based on a risk partnership among insureds, insurers, reinsurers, capital markets and governments ▪ Swiss Re is strongly engaged in lobbying activities for long-term public-private partnerships ▪ Standalone covers maximise Swiss Re's capacity, since they enable better accumulation control and transparency of coverage and premium

Corporate responsibility

Swiss Re is committed to creating sustainable value for its stakeholders. In 2007, the Group continued to launch innovative products and initiatives that address key environmental and social challenges.

For Swiss Re, being a responsible company means creating sustainable value for shareholders, clients and society at large. The Group's corporate responsibility framework is founded on the three pillars of corporate governance, corporate sustainability and corporate citizenship. In all three areas, Swiss Re pursues the highest standards.

Corporate sustainability
Many environmental and social risks currently threaten sustainable economic progress. Swiss Re deploys its expertise in risk and capital management to prevent these risks from weakening its own financial position, as well as to develop effective business solutions for private and public sector clients.

Climate change
On a global scale, climate change is the biggest environmental challenge facing society. Scientific evidence on its development and impact has been further strengthened by the recent publication of the Fourth Assessment Report by the Intergovernmental Panel on Climate Change. 2007 was one of only four years on record to see two category five Atlantic hurricanes. Although the US was not impacted, the storms caused significant damage in Mexico and Central America. Swiss Re's own research clearly confirms a rising trend in the frequency and intensity of weather events over the past two decades.

The Group has been an acknowledged leader in recognising and tackling the challenges of climate change for almost 20 years. In 2007, Swiss Re launched two major initiatives: the CO_{You2} Reduce and Gain Programme and the Climate Adaptation Development Programme. Both were announced in the context of the Clinton Global Initiative, which Swiss Re was invited to join in 2005, and which aims to address the world's most pressing problems by bringing together leading minds and problem-solvers in a shared commitment to concrete action.

Swiss Re Group CO_2 emissions per employee (FTE)[1]

	2003		2007		Change from base year
	kg/FTE	Share in %	**kg/FTE**	**Share in %**	2003 in %
Power	3848	55.8	**1907**	**37.0**	–50.4
Heating	741	10.7	**585**	**11.3**	–21.1
Business travel	2314	33.5	**2667**	**51.7**	15.3[2]
Total	6903	100.0	**5159**	**100.0**	–25.3

[1] Employee numbers are based on full-time equivalents (FTE).
[2] The significant rise in emissions relating to business travel is partly due to increased travel activity following the acquisition of GE Insurance Solutions.

In 2003, Swiss Re became the first large financial services provider to commit itself to becoming fully greenhouse neutral. The Group pledged to reduce per-capita CO_2 emissions by 15% within ten years, with investments to offset the remainder.

In 2007, Swiss Re reviewed and refined its CO_2 reporting methodology to reflect the impact of recent acquisitions, an increase in the number of non-permanent employees and new, more accurate conversion factors recommended by the 2004 Greenhouse Gas Protocol for the calculation of emissions. The review was independently assured by the auditors PricewaterhouseCoopers, whose Assurance Report will be published as part of Swiss Re's 2007 Corporate Responsibility Report. As a result of this review, all previously reported emissions have been restated. Based on the refined methodology, the CO_2 baseline for 2003 was readjusted to 6 903 kilograms per full-time equivalent employee (FTE), while revised emissions for 2006 were 5 702 kilograms per FTE, a reduction of 17.4% since 2003. The effect of the Group's large-scale switch to renewable energy and of its various energy-saving measures, including the consolidation of office locations, has thus been significantly larger than previously calculated. In 2007, emissions were reduced by a further 543 kilograms per FTE, to 25.3% against the 2003 baseline.

Having achieved its 15% reduction earlier than expected, Swiss Re has decided to double its 2013 target to 30%. In addition, the Group has bought and retired high-quality voluntary emissions reduction certificates (VERs) for 230 000 tonnes of CO_2 to compensate all emissions caused since the start of the reduction programme. This effectively makes Swiss Re greenhouse neutral from October 2003.

Carbon markets
Recently, several market mechanisms have been established to achieve cost-effective CO_2 emission reductions. Under the Kyoto Protocol, the Clean Development Mechanism (CDM) and Joint Implementation (JI) allow investors to gain carbon credits for emission-cutting projects in developing and industrialised countries, respectively – so-called Certified Emission Reductions (CERs) and Emission Reduction Units (ERUs). In Europe, the emission trading system established by the EU also permits the trading of allowances issued to industry. In addition to these "compliance" markets, voluntary emission reduction (VER) markets have also been established.

Climate Adaptation Development Programme
Even if carbon emissions were ended immediately, the process of global warming would continue due to the effects of past emissions. Climate change adaptation measures are therefore essential. The poorest nations are most at risk as they often lack infrastructure and institutional frameworks, have limited financial resources and depend on agricultural sectors that are strongly exposed to weather-related disasters.

Since 2004, Swiss Re has pioneered weather risk transfer instruments for emerging markets. In 2007, the Group launched the Climate Adaptation Development Programme, which will provide structuring and pricing for weather risk transfer schemes, support research activities, and develop and promote solutions. In a first phase, the Group entered into a partnership with the Millennium Promise Alliance and Columbia University to develop three innovative products providing drought cover for several African villages (for more information, see pages 38 – 39).

Swiss Re strives to benefit from the opportunities offered by these new markets and has built up a dedicated team. In 2007, it closed several CDM transactions in the end-user business, which included project origination, distribution and the sale of structured insurance products to guarantee carbon credits. The Group was also active in the trading of CERs, EU allowances and VERs.

Asset management
Swiss Re has managed a dedicated sustainability portfolio for a number of years. It seeks out investment opportunities in alternative energy, water, resource efficiency, carbon, forestry and agriculture, drawing on know-how from an internal and external network of specialist partners. The amount of invested and committed assets continued to grow strongly in 2007, including investments in Brazil, China and Eastern Europe. The total value of the portfolio has increased more than tenfold since 2004.

in CHF millions	2004	2005	2006	**2007**
Investments (at market value)	49	69	122	**286**
Closed but unfunded commitments	5	81	254	**330**
Total portfolio	54	150	376	**616**

Through its Conning Asset Management subsidiary, Swiss Re developed and successfully closed the European Clean Energy Fund for third-party institutional clients. This mezzanine vehicle invests in green energy projects across Europe – such as wind, solar, hydro-electric, geothermal and waste-to-energy initiatives – many of which generate carbon credits or tradable renewable energy certificates. At its closing, commitments to the fund totalled EUR 354 million, with Swiss Re as a major Limited Partner.

Swiss Re has increasingly used environmental, social and governance-related (ESG) information to guide investment decisions in its main equity portfolio. In 2007, a framework was established to formally integrate ESG information into the equity analysis process. Underlining Swiss Re's commitment to incorporate ESG in its asset management, the Group signed the United Nations Principles for Responsible Investment, which was developed by a group of major institutional investors in cooperation with stakeholders from civil society and academia.

First year of the CO_{You2} Programme
The CO_{You2} Reduce and Gain Programme was announced in autumn 2006 as Swiss Re's annual commitment to the Clinton Global Initiative and is the first global corporate initiative to support carbon-reducing investments by employees. Swiss Re employees are eligible for a 50% subsidy up to a maximum of CHF 5000, or the equivalent adjusted to the local cost of living, for projects such as buying a hybrid car, installing solar panels or heat pumps, or paid days off for participating in climate-related volunteer activities.

The programme was launched at the beginning of 2007 and has gained highly positive reactions from Swiss Re staff. As of 22 February 2008, more than 530 employees had been granted payouts, with subsidies for hybrid cars and public transport the most popular measures. The CO_{You2} Programme also attracted strong interest from external audiences, including extensive media coverage in Europe, North America and Australia, as well as enquiries from a number of major corporations and other organisations interested in establishing similar schemes.

High-level dialogue
Swiss Re is an influential voice in the international debate on climate change. In 2007, the Group's experts and executive management were frequently asked to participate in high-level meetings and conferences. In June, CEO Jacques Aigrain attended a meeting of business leaders with British Prime Minister Tony Blair and California Governor Arnold Schwarzenegger to discuss action on climate change. In September, Jacques Aigrain was one of four business representatives invited by the United Nations Secretary-General to address a gathering of world leaders on climate adaptation. In October, Swiss Re's CEO took part in the Mayor of Shanghai's "International Business Leaders Advisory Council", where he spoke on Swiss Re's experience in building a resource-conserving and environment-friendly enterprise. Executive Committee member Roger Ferguson presented the Group's perspective on the risks and opportunities of climate change at the C40 Large Cities Climate Summit in New York, an event co-sponsored by Swiss Re.

Corporate citizenship
Swiss Re has recently tightened the focus of its corporate citizenship programme, structuring its activities in two categories: solution building and community building.

Solution building
Swiss Re strives to promote workable solutions to major social and environmental challenges by contributing risk management expertise as well as financial aid to key partnerships with highly respected organisations. The target areas of the programme include natural catastrophes, water and climate change, with a view both to providing relief and improving prevention.

After the devastating earthquakes in North-East Pakistan in 2005, Swiss Re entered into a partnership with Caritas Switzerland to provide effective practical assistance. The building of earthquake-proof schools was identified as a key target and substantial progress was made in 2007. A new project was launched in the Atitlán region of Guatemala, in cooperation with the Vivamos Mejor foundation. The initiative aims to empower local communities to cope with natural catastrophes, by providing education on risk awareness, supporting mitigation strategies and helping to develop emergency plans.

In 2007, Swiss Re presented its fifth annual ReSource Award for Sustainable Watershed Management. The first prize went to a project in Ethiopia that will set up rainwater harvesting to secure local water supplies. The runner-up award went to a project in Jamaica to eliminate harmful river poisoning from local fishing practices. The ReSource awards are now firmly established and draw a large number of innovative entries from across the world. On International Water Day, Swiss Re donated CHF 1 million from the corporate bonus pool to the International Committee of the Red Cross for a project in North-Western Nepal to restore clean water supplies to the rural population.

In the climate change area, Swiss Re established the Climate Adaptation Development Programme and provided funds for its research activities (for more information, see box on page 27).

Community building

With its community building initiatives, Swiss Re strives to support local institutions and foster employee-initiated charity projects in the communities where it operates. One highlight in 2007 was an auction of art works to Swiss Re staff in Munich, Germany. The proceeds were donated to the "Anna" association, a charity founded in 2003 by a Swiss Re employee to improve conditions in Russian orphanages. 580 people, including 120 Swiss Re employees, have since joined the association.

Employees in Switzerland donated more than CHF 140 000 during their annual Christmas collection. This represents the largest amount since the collection was launched in 1933. The proceeds collected are matched by an equivalent company contribution and used for various charitable causes across Switzerland.

In the US, employees donated more than USD 270 000 to the United Way, a non-profit umbrella organisation that helps fund over 1300 local charities. More than 200 colleagues in Fort Wayne volunteered for the Habitat for Humanity initiative, which builds houses for families in need. The project was also supported by a financial contribution from Swiss Re. The Boy Scouts of America also recognised Swiss Re's support of the organisation by honouring Executive Committee Member Roger Ferguson and Executive Board Member Pierre Ozendo at two regional events.

In Mexico, 120 employees planted more than 400 trees in the Tlalpan Forest as part of a reforestation effort. Mexico City employees also donated food and water to victims of flooding in the state of Tabasco and Chiapas and provided school supplies to a state school and hospital. Employees in Canada donated gifts and food to the Salvation Army during an annual holiday toy and food drive. Canada also provided a corporate donation to the George Hull Centre for Children and Families, a leading children's mental health centre in Ontario.

Staff in Bangalore continued their support for a local initiative to aid the victims of the 2004 Indian Ocean tsunami. This involves building a small township for the affected families to help them re-establish their livelihood. Swiss Re volunteers helped to set up the project, and employees visit the families on a regular basis to provide personal support. They also donated funds and time to organise a Christmas party for 100 disadvantaged children together with SOS Children's Villages of India.

Advancing performance – The CEO's view



Jacques Aigrain shares his views on Swiss Re's strategic direction and explains how the new vision will position the company for future success.

The theme of the 2007 Annual Report is "Advancing performance". How has Swiss Re's performance advanced over the past twelve months?
2007 was year of contrast. We made significant progress in many areas of our strategy and are building a powerful foundation for the future, but we also experienced a setback when we reported a significant loss which impacted our fourth quarter earnings. This was the result of an isolated mistake, for which we have taken corrective action.

Let's talk about the positive reinsurance results first. Was Swiss Re just lucky because of a benign hurricane season?
Our results speak for themselves: 2007 saw a higher level of natural catastrophes than 2006, yet our property and casualty teams significantly improved their profits and combined ratio over the previous year. So, clearly, this was more than just luck. We are reaping the fruits of years of disciplined underwriting and our focus on actively managing the insurance price cycle. More importantly, our performance is not just driven by property and casualty business: our life and health segment also had a great year.

How are you advancing performance on the life and health side?
I'd like to highlight the example of our Admin Re® business, which buys closed life insurance portfolios. This area continues to offer great opportunities for economic profit growth. In 2007 alone, we signed three large transactions adding almost CHF 17 billion to our balance sheet, including one of the largest-ever longevity deals with Zurich Financial Services. Another success is the development of new risk transfer solutions for our clients in the field of variable annuities, a fast-growing market segment.

In November, Swiss Re reported a significant loss in credit underwriting. How did this happen?
That was our major disappointment in an otherwise excellent year. Like much of the financial services industry, we were surprised by the unprecedented credit downgrades in October. These led us to write down two structured credit default swaps by CHF 1.2 billion. The transactions were at best marginal to the core business of Swiss Re.

Although the credit loss was significant, we have the financial strength and diversification to absorb such impacts. In fact, it is no larger than our natural catastrophe claims in past years. We also have the humility to learn from this tactical mistake and have ceased underwriting new transactions. We have further strengthened our risk-taking and risk management processes in the credit and financial market areas by implementing a more rigorous approval process and enhancing our monitoring. And we are working to restore investors' trust in Swiss Re through our actions and transparency.

Is risk trading still a viable strategy given the current market turmoil?
Yes, the recent financial market turbulences confirmed that insurance-linked securities, of which Swiss Re is the leading underwriter, have only limited correlation to broader credit and liquidity risks. This makes them a particularly effective tool for diversifying risks and reducing volatility. Catastrophe bonds are now widely accepted as an integral part of risk transfer programmes and have a strong growth potential as the trend to securitise insurance risks accelerates.

However, insurance risk trading is not limited to the securitisation format. We recently announced a quota share arrangement with Berkshire Hathaway which is also a form of risk trading, providing operational leverage and capital efficiency.

Where do you see other growth opportunities?
In the life segment, variable annuity solutions and the entire value chain related to retirement savings offer broad growth potential, as does the health business. Swiss Re has already completed variable annuity transactions in Japan, the US and the UK, and is looking at opportunities in other countries. We are also strengthening our position in the rapidly expanding health markets of India and China.

"Catastrophe bonds are an integral part of risk transfer programmes and have strong growth potential."

We are enlarging our market scope with new products for – and partnerships with – governments and non-governmental organisations. In 2007, we concluded a transaction where we used our weather risk transfer expertise to pioneer parametric crop coverage for rural communities in Kenya, Ethiopia and Mali.

In all instances, the most important growth opportunities for Swiss Re lie in anticipating long-term changes in the insurance industry.

What are the key drivers for change?
On the regulatory side, the European Solvency II initiative is developing a new risk-based regime founded on economic principles. This will affect the whole insurance industry and offer new opportunities for Swiss Re, as clients optimise their reinsurance to meet changed capital requirements. We also expect a greater need for our expertise and risk services. Solvency II will also increase demand for capital market risk transfer, such as hedging and securitisation.

Swiss Re is also responding to another regulatory change, the European Reinsurance Directive, by consolidating the business of our EU entities (with the exception of Admin Re®) into two legal entities in Luxembourg. This will result in more efficient capital management, while reducing our administrative burden and advancing our organisational efficiency.

On the business side, we are seeing continuing interaction between banking, reinsurance and capital markets. We have new competitors in Bermuda, and hedge funds and investment banks are selectively entering the reinsurance space. At the same time, clients are retaining more risk because they have stronger balance sheets. While this creates challenges, it also indicates that the reinsurance space is economically attractive: we must strive to apply our competitive advantage and build on it.

How is Swiss Re responding to these challenges?
Over the last year we have been developing a vision to support Swiss Re's earnings growth over the medium term. We aim to become the leading company in sourcing, taking, transforming and trading insurable risks. To achieve this, we are combining all our expertise and skills in an integrated approach that will help us seize attractive opportunities in the market.

"We aim to become the leading company in sourcing, taking, transforming and trading insurable risks."

What does Swiss Re's vision mean for clients?
Clients are at the centre of our business. We want to offer bold, comprehensive solutions that add value for them across their insurance risk landscape. You can see this in our recent transaction with Allstate Corporation. Our leadership in risk securitisation allowed us take on a very large share in Allstate's property catastrophe programme: we were able to securitise half the exposure and pass it on to capital market investors.

As part of our vision, we have integrated Financial Services into our Client Markets and Products organisations. Now, our client managers offer comprehensive access to all Swiss Re's expertise. This will allow them to create more powerful and innovative solutions for clients.

And what does the vision mean for your employees?
Great opportunities! Our strategic vision relies on outstanding talent, creativity and a culture of teamwork. Through our new training centres in Switzerland, the US and China, we are investing in the future of our company. As a global leader, Swiss Re offers exciting prospects for employees to develop their careers across regions and functions.

We go to great lengths to attract the right people and develop them. Asia is a key growth area for us and that is why it plays an important role in the launch of our graduates@swissre programme, in which we recruit and develop the best young talents worldwide to build a foundation for Swiss Re's future success.

Swiss Re's share price doesn't mirror the interesting opportunities you are talking about...
It definitely does not – and we are very intent on addressing this! Our announcement of a mark-to-market loss on 19 November combined with the continuing turmoil in the financial markets has resulted in a lack of confidence. We need to work hard to restore this confidence.

We also need to increase transparency and explain our business model better. We have to show investors how we are reducing our earnings volatility by taking risks off our balance sheet and placing them with professional counterparts – such as the recently announced quota share arrangement with Berkshire Hathaway, the continuation of our Successor programme, which we initiated in 2006 for natural catastrophe risks, and our Vita Capital programme for mortality risks. We are also expanding our hedging activities in our investment portfolio. These measures will all help to make our capital and earnings positions more predictable.

Our results show that our strategy is firmly on track and delivering sustainable benefits for clients and shareholders. With our new vision we are building a powerful foundation to benefit from the changing dynamics of the risk transfer business – and accelerate our performance in the years ahead.

Performance for Swiss Re

Admin Re® is a key element of Swiss Re's growth strategy. In 2007, we completed one of the largest-ever longevity deals, adding significant scale and embedded value to the Group.





Swiss Re is a leading player in offering solutions for closed life and health books, having completed over 50 Admin Re® transactions in the US and UK over the past 10 years. Since 1998, these deals have added more than CHF 75 billion in assets to the Group's balance sheet.

On 4 June 2007, Swiss Re signed an agreement with Zurich Financial Services to acquire a closed book of 220 000 annuity policies in return for assets worth CHF 9.1 billion. As one of the largest-ever longevity transactions, this transfer demonstrates Swiss Re's ability to respond to strong market demand and provide solutions for clients in this area.

The deal offered a win-win outcome for both companies, as it optimised their respective capital and risk structures. Zurich was able to reduce its longevity exposure and free up regulatory capital. At the same time, Swiss Re gained substantial embedded value, captured a significant pool of assets, and boosted the scale and profitability of its Admin Re® operations.

From left Stuart Brown (London), Adrian Ricketts (London), Richard Ellis (Telford), Man Chung Li (Armonk), Michael Mitchell (London)

Performance for our clients

Swiss Re's financial strength and capital market capabilities enabled Allstate to grow its business and reduce exposure to natural catastrophe risks.





The Allstate Corporation is the largest publicly held personal lines insurer in the US. A Fortune 100 company, it provides insurance products to more than 17 million households. Since 2005, Allstate has increased its reinsurance in order to reduce exposure to natural catastrophe risk while maintaining coverage for policyholders.

In early 2007, Allstate awarded Swiss Re an exceptionally large USD 400 million share in its two-year property catastrophe programme. The transaction was placed through Benfield, a global risk broker. Swiss Re won the largest part of the USD 2 billion layer due to its superior financial strength and capital market capabilities, as well as the trust it has earned through previous transactions with Allstate.

The coverage enables Allstate to grow its business while reducing earthquake and windstorm exposures in a single transaction.

It also demonstrates Swiss Re's ability to better serve clients through a combination of close cooperation with brokers, large-line underwriting and capital market solutions.

From left: Daniel McElvany (Swiss Re), Jeff Cooper (Allstate), David Cameron (Benfield Group)



Performance for partnerships

Swiss Re is expanding its market reach by partnering with governments and NGOs to deliver innovative solutions for weather risks in emerging markets.





Weather volatility poses a serious risk for the economies of emerging markets, which are strongly dependent on agriculture. Although these countries produce 70% of the global food supply, they only account for 20% of total agricultural premiums. Swiss Re is leveraging its expertise in weather risk transfer by pioneering climate risk solutions for low-income markets.

In 2007, Swiss Re and Millennium Promise, a non-governmental organisation (NGO), agreed to provide weather risk protection for rural communities in Kenya, Mali and Ethiopia. The cover is based on a climate index developed by the Earth Institute at Columbia University. This uses a blend of satellite and weather data as an objective measure of crop production.

By protecting smallholders and communities against drought-related crop failure, such transactions facilitate access to credit and support businesses along the agricultural value chain. This can only be achieved through effective public-private partnerships. Swiss Re is working on a series of related solutions in other parts of Africa, Asia and Latin America.

From left: Christina Ulardic (Swiss Re), Jeff Flug (CEO, Millennium Promise)

Performance for the future

Our graduate programme attracts the brightest talent worldwide, offering young professionals a unique opportunity to shape the future of a global leader in reinsurance.





As Swiss Re's business grows in size, speed and scope, we are seeking the best graduates from a broad range of educational backgrounds to shape the future of our industry and seize the opportunities that lie ahead.

In 2007, 49 young talents from Europe, Asia and the Americas joined graduates@swissre, our global training programme. In 2008, we are extending the programme to attract 150 graduates, offering them a unique opportunity to realise their potential and develop a career in one of the broadest, most exciting companies in the financial services industry. Over 18 months, participants undergo intense training, combining business skills with personal development. They are inspired by a culture that rewards innovation and teamwork, and encourages dynamic, bold and integrated thinking to move Swiss Re forward.

As a major growth area for Swiss Re's business, Asia plays a key role in our efforts to attract and foster outstanding talent. We actively seek people who understand the region and can connect Swiss Re's global expertise to the changing needs of local clients.

Participants of the 2007 graduate programme at the Swiss Re Centre for Global Dialogue in Rüschlikon, Switzerland. From left: James Xu (Beijing), Qin Zhou (Hong Kong), Yujin Ge (Beijing), Leo Poon (Hong Kong)

Economic environment and industry trends

2007 was a good year for the global insurance industry. Non-life underwriting results remained solid, profiting from a below-average catastrophic event burden. Life insurance saw robust growth.

Economy and financial markets

The subprime crisis, which arose from a steep rise in US mortgage defaults, has led to major turmoil in global financial markets. Demand for securitised credit, which is very important in financing US mortgages, has practically dried up, leading to a banking crisis of systemic nature. Nevertheless, non-life and life insurance are not expected to be significantly affected by the current financial market turmoil. Losses from subprime investments will not threaten the industry and will be small relative to assets and shareholder capital.

The market turmoil, combined with a weakening housing market, slowed down the US economy from an inflation-adjusted growth of 2.9% in 2006 to 2.1% in 2007. Outside the US, economies continued to grow at solid rates in 2007, although growth in the Eurozone and Japan eased slightly. Emerging markets grew at around 8%, led by the Chinese and Indian economies. In China, rapid growth continued for most of 2007, while price pressure also intensified: towards the end of the year consumer inflation exceeded 6%. In the other major markets, inflation was stable during 2007.

Figure 1: **Stock markets 2003 – 2007**


31 December 2002 = 100
220
200
180
160
140
120
100
80
2003
2004
2005
2006
2007
— United States (S&P 500)
— United Kingdom (FTSE 100)
— DJ Euro STOXX 50
— Japan (TOPIX)
— Switzerland (SMI)

Source: Datastream

Figure 2: **Interest rates for ten-year government bonds 2003 – 2007**


6
5
4
3
2
1
0
in %
2003
2004
2005
2006
2007
United States
United Kingdom
Eurozone
Japan
Switzerland

Source Datastream

Interest rates and stocks both rose initially but declined in the second half of the year. Except for US government bond yields, year-end figures for equities and fixed interest were close to the levels of 12 months earlier.

The US dollar continued to weaken against the major European currencies during 2007, declining 10% against the Euro, 7% against the Swiss franc and 1% against the British pound.

Table 1: **Economic indicators 2006 – 2007**

	USA		Eurozone		UK		Japan	
	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**
Real GDP growth[1]	2.9	**2.1**	2.9	**2.6**	2.9	**3.2**	2.4	**2.1**
Inflation[1]	3.2	**2.8**	2.2	**2.0**	2.3	**2.3**	0.2	**0.1**
Long-term interest rates[1]	4.7	**4.2**	3.9	**4.0**	4.7	**4.7**	1.7	**1.7**
Exchange rate, USD[2]	–	**–**	132	**147**	196	**199**	0.84	**0.90**
Exchange rate, CHF[2]	122	**113**	161	**167**	239	**225**	1.02	**1.01**

[1] Yearly average. Source Swiss Re
[2] As of 31 December 2007. Per 100 units of foreign currency Source: Datastream

Property and casualty insurance

The global property and casualty insurance industry fared well in 2007. As in 2006 (although to a lesser extent), insurers profited from a low level of catastrophic loss events. Globally, property insurers had a slightly better-than-average loss year in 2007 with only five events in the billion-dollar range and total insured natural catastrophe claims of USD 23 billion, slightly below the recent trend. Although Europe was hit by several costly catastrophes, including winter storm Kyrill and UK floods, the US was spared major hurricane losses, as it was narrowly missed by two category five storms that went on to cause damage in Mexico and Central America.

Despite increased competition, underwriting results in the largest markets were mostly positive. The UK, however, suffered from the costliest floods in its history, and is expected to post a negative result. Without the exceptional flood losses, the 2007 combined ratio would only have risen slightly. In Germany, winter storm Kyrill generated significant claims, increasing the combined ratio by approximately 5%. Also in Germany, the most competitive segments – motor and industrial fire – are expected to post deteriorating underwriting results due to falling rates. In other major European markets, preliminary information suggests much better results with combined ratios near 95%. The US experienced a similar industry-wide combined ratio of around 94%, up only slightly from 92% in 2006.

Figure 3: **Insured losses 1970 – 2007**




120
USD billions, at 2007 prices
90
60
30
0
1970
1975
1980
1985
1990
1995
2000
2005
— Natural catastrophes
— Man-made catastrophes

Source: Swiss Re

The reinsurance sector enjoyed a comparably quiet year, with an industry-wide combined ratio below 90%, similar to the low level of 2006. Full-year results are leading to lower ROE levels than in 2006, due to a slight decrease in rate adequacy, strong capital growth, and the impact of the credit crisis on investment results. Thanks to the sustained underwriting discipline of recent years, the quality of current non-life profits is far superior to those seen in the second half of the 1990s, when excellent results were driven by a booming stock market rather than sound technical pricing.

Most mature markets experienced sluggish growth at lower rates than GDP, due to a gradual weakening of premium rates. Premiums in the US, UK, and Continental Europe grew in the low single-digit range. This contrasts with growth in emerging markets, where rising wealth and incomes are leading consumers and corporations to discover the value of insurance. Premium growth was especially firm in China, mainly reflecting robust consumer demand and capital investment. In India, growth slowed to 6% on an inflation adjusted basis because of detariffication in the non-life sector, implemented on 1 January 2007. Most Southeast Asian markets also reported strong growth in premiums, as did Central and Eastern European countries. Latin America's non-life insurance markets continued to grow at a rapid pace in 2007, up almost 10% on an inflation-adjusted basis. While premium volumes in Mexico and Chile soared, the Brazil market lagged behind GDP growth.

The strong 2007 operating results further increased non-life capacity. Primary insurance companies were able to release loss reserves, supporting earnings and adding to equity capital. In 2007, insurers in the six largest markets increased their shareholders' equity by about 7%, while the major reinsurers saw an increase of 9%. Many companies accelerated their capital management plans with share repurchases and special dividends. This will slow, but not prevent, a further increase in capitalisation, bringing solvency ratios (capital funds as a percentage of net premiums) up to levels last seen in the late 1990s.

Life insurance
Life insurance continued to expand in 2007: inflation-adjusted premium growth was around 4%, down 2% compared to 2006.

In the US, new business saw high single-digit growth, supported by strong sales of combined savings-protection products with secondary guarantees and moderate demand for term life. Sales of annuity products increased at a healthy pace, as robust demand for variable annuities with guarantees more than offset the decline in fixed annuities. Guarantee products are expected to be especially attractive due to capital-market uncertainty.

Economic Research & Consulting and *sigma*
Swiss Re's team of 20 economists based in Zurich, New York and Hong Kong constitutes the Group's centre of competence for economic analysis of risk transfer and risk financing solutions, global business cycles and financial markets. Their flagship publication series, the *sigma* studies, analyses market trends in the insurance and financial services industries and has been a recognised source of market information for more than 30 years.

The recent *sigma* study on "Annuities: a private solution to longevity risk" discusses longevity risk and the solutions currently offered by the insurance sector – primarily annuity products – to help individuals provide for their financial needs in old age.

Current demographic projections suggest that over the coming decades people will increasingly live to age 90 or above. This is good news in one respect, but anyone expecting to live that long will also face the need to ensure that current savings and anticipated pension income are sufficient to pay for late-life needs.

Insurers play a major role in providing private solutions for longevity. Contrary to common belief, longer lives can offer enormous potential for profitable business, as long as the associated risk management challenges are suitably mastered.

The *sigma* study analyses the risks insurers assume when writing annuity business – the most relevant being the long-term interplay between financial and mortality/longevity risks. It also considers how to mitigate such risks without stripping products of their core protection against longevity risk, which is the insurance industry's key competitive advantage over other providers of financial solutions.

All the *sigma* studies can be downloaded electronically or ordered as a print copy in English, German, French, Spanish, Italian, Japanese and Chinese from Swiss Re's homepage at www.swissre.com.

In Europe, growth reached double digits in the UK. In Germany and France, after having been boosted by one-off factors in 2006, premium income decreased by 1% and 4% respectively. Sales of annuity and pension products moderated somewhat in 2007, although they are expected to be robust in the long-term as private customers become increasingly aware of their old age protection gap. Term insurance sales were sluggish in the UK, but strong in Southern Europe, where mortgage-related products profited from the continuing buoyancy of the housing market.

Life premium growth remained weak in Japan, where a volatile financial market undercut demand for investment-linked products.

Growth of life insurance business in emerging Asian markets and Latin America continued to be robust. In 2007, premiums are estimated to have risen by around 15%. The booming equity markets in the first half of 2007 helped sustain life insurance demand in most markets.

Life and health reinsurance experienced robust growth in 2007. The market for the management of closed blocks of business benefited from the continuing restructuring of the primary life industry, particularly in the UK. There is also a developing market in reinsurance and capital market solutions for longevity risk, variable annuity secondary guarantees, and various health covers. On the other hand, premium growth in traditional mortality reinsurance was weak in 2007. In the US, cession rates declined slightly, as insurers continued to shift from quota share to excess of loss covers and increased their use of alternative solutions, such as securitisation.

Insurance-linked securities

Issuance of insurance-linked securities (ILS) grew robustly, unaffected by global credit problems. Total issuance for 2007 was USD 14 billion, 40% above the 2006 figure. The outstanding notional value of ILS at the end of 2007 was USD 38 billion, up from USD 26 billion in December 2006. Spreads between ILS bonds and government securities were essentially unaffected by credit market turbulence, because ILS only have limited correlation to the credit and equity markets. This underlines their value to both sponsors and investors.

Outlook

Currently prevailing trends are expected to continue in 2008. In the absence of extraordinary catastrophic losses, non-life underwriting results for the most important markets will remain solid in most segments, despite sustained price pressure in many areas. Price pressure may, however, keep primary insurance premium volumes subdued in industrialised countries, although premium increases in emerging markets should outpace overall economic growth.

Barring an unexpected worsening of the financial markets leading to a widespread recession, life insurance will continue to expand with robust growth rates. Growth in traditional mortality reinsurance premiums is expected to lag slightly behind primary market premiums, due to lower cession rates in the US and sluggish term sales in the UK. Other markets are expected to grow in line with primary market growth. However, significant growth is expected in particular segments, including the purchase of closed life books, as well as annuity and health reinsurance.

Group results

Net income of CHF 4.2 billion and earnings per share of CHF 11.95 were supported by an outstanding performance in the Property & Casualty and Life & Health businesses, as well as a solid investment result. The fourth quarter was impacted by a significant mark-to-market loss in credit underwriting activities.

Swiss Re reported annual net income of CHF 4.2 billion in 2007, down 9% compared to a record result in the previous year. Earnings per share were CHF 11.95, 11% lower than 2006.

In the fourth quarter, net income was CHF 170 million, compared to CHF 1.3 billion in the prior year period. The decrease was due to a significant mark-to-market loss in the credit underwriting business. Earnings per share for the quarter were CHF 0.49.

The following discussion reflects changes in Swiss Re's financial reporting segmentation due to the realignment of the Group's Financial Services activities.[1]

In 2007, premiums earned increased 7% to CHF 31.7 billion. Property & Casualty premiums grew 2% to CHF 19.0 billion, largely due to the inclusion of the acquired GE Insurance Solutions business for the full year[2], partially offset by a reduction in new business as a result of unsatisfactory price levels, mainly in certain US casualty lines, as well as higher client retentions. The Property & Casualty result for 2006 and 2007 also includes credit reinsurance activities, which were formerly part of the Financial Services segment. In the Life & Health business, premiums and fee income from policyholders increased 15% to CHF 13.6 billion, also as a result of the inclusion of GE Insurance Solutions for the full year, combined with the acquisition of GE Life UK and a rise in new business written in North America.

The Group's net investment income and net realised gains include the investment result from assets backing unit-linked policies. These returns are credited to policyholders' accounts and therefore excluded from the following comments on the investment performance of the Group.

[1] In 2007, the Group realigned its Financial Services activities, integrating them into the Client Markets and Products functions. As a result, all returns from risk taking in proprietary assets are included in the investment result while securitisation-related income and insurance or reinsurance revenues are reclassified to the relevant product line in Property & Casualty or Life & Health. Other activities related to life and health business, such as variable annuity solutions, are now included in the results for the Life & Health segment. Trading revenues have been reclassified to net realised investment gains or to net investment income, as appropriate. Interest expense related to the funding of trading activity is now included in interest expenses. Detailed information on changes in Swiss Re's financial reporting segmentation can be found in Note 18 to the Group financial statements.

[2] The GE Insurance Solutions acquisition was completed on 9 June 2006 and is included in 2006 earnings as of the date of acquisition.

Net investment income was CHF 9.9 billion, a 36% increase over the previous year. This rise was due to growth in the overall portfolio resulting from acquisitions and new Admin Re® transactions in 2007, as well as measures to take advantage of the market dislocation in the second half of the year, increasing yields on fixed income securities.

Net realised investment losses for 2007 were CHF 1.3 billion, driven by the mark-to-market loss on two related credit default swap transactions announced on 19 November, as well as by losses from the effect of selling lower yielding investments and reinvesting in higher yielding assets in order to increase future net income. These effects were partly offset by realised gains from the sale of equities.

Other revenues were CHF 302 million, an increase of 8% compared to prior year.

Claims and claim adjustment expenses increased marginally by 2% to CHF 12.1 billion, despite the first full-year inclusion of GE Insurance Solutions in 2007. This is the result of strict underwriting and favourable claims experience. Losses from natural catastrophes were slightly lower compared to 2006, with a very low claims burden from weather events. Including recovery, claims from natural catastrophes amounted to CHF 0.6 billion, or 3.1% of premiums, compared to CHF 0.7 billion or 3.8% of premiums in the prior year.

Life and health benefits increased 16% to CHF 11.1 billion, reflecting both the full-year inclusion of GE Insurance Solutions and the acquisition of GE Life UK at the end of 2006.

Interest credited to policyholders decreased 25% to CHF 2.1 billion. This reflects lower realised gains on the unit-linked assets, mainly in the second half of 2007.

Acquisition costs increased 7% to CHF 6.5 billion. The acquisition cost ratio was 20.5% in 2007 compared to 20.6% in 2006.

Other expenses were CHF 4.1 billion in 2007, an increase of 14% over 2006. This rise was mainly due to the businesses acquired from General Electric in 2006 and their full-year inclusion in 2007, resulting in a 15% increase in the Group's expense base compared to 2006. Variable compensation in the Property & Casualty and Life & Health segments was marginally up compared to 2006, reflecting continuing outstanding performance in these businesses.

Interest expenses were CHF 1.8 billion, an increase of 77% over the prior year period. The increase reflects costs related to the funding of the Insurance Solutions acquisition and two hybrid securities issued in 2007.

The tax expense in 2007 was CHF 1.0 billion. This represents an effective tax rate of 19.8%, compared to 22.1% in the prior year. The decrease in the tax rate in 2007 was primarily due to a reduction in the legislated tax rates in both Germany and the UK, as well as the impact of foreign exchange movements offset by the change in unrecognised tax benefits.

The Group's operational activities resulted in a net operational cash outflow of 3.8 billion in 2007 compared to a net operational cash inflow of 1.5 billion in 2006. Increased funding of discrete pools of operational leverage and financial intermediation assets resulted in an outflow in the operating cash flow for purchased assets, as well as an inflow in the financing cash flow from debts issued to match the acquired assets.

Shareholders' equity rose 3% to CHF 31.9 billion, despite the return of CHF 3.7 billion to shareholders during the year through the dividend payment in April as well as through the share

Income reconciliation

CHF millions	2006	2007	Change in %
Operating income			
Property and Casualty	5613	**5948**	6
Life and Health	1546	**2719**	76
Financial Markets	7021	**7332**	4
Allocation	−7001	**−8639**	23
Total operating income	7179	**7360**	3
Corporate centre expenses	−324	**−377**	16
Items excluded from the segments:			
Net investment income	184	**236**	28
Net realised investment gains/losses	299	**−202**	−168
Foreign exchange gains/losses	−196	**−7**	−96
Financing costs	−1026	**−1649**	61
Restructuring costs	−117	**−3**	−97
Other income/expenses	−143	**−171**	20
Net income before tax	5856	**5187**	−11

buy-back programme and shares repurchased from General Electric in March. This amount was more than offset by earnings generated during the year and an increase in unrealised gains. Shareholders' equity was also impacted by the weaker US dollar exchange rate and the conversion of a mandatory convertible bond during 2007.

Return on equity decreased to 13.5% from 16.3% in 2006, resulting from lower earnings compared to the record result in 2006.

Income reconciliation
The above table reconciles the income from Swiss Re's segments and the operations of its Corporate centre with the Group's consolidated net income before tax. Net realised gains or losses on certain financial instruments, certain currency exchange gains and losses and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded from the assessment of each segment's performance.

Summary of financial statements

Income statement

CHF millions	2006	2007	Change in %
Revenues			
Premiums earned	29515	**31664**	7
Fee income from policy holders	879	**955**	9
Net investment income	7991	**10692**	34
Net realised investment gains/losses	2106	**–739**	–135
Other revenues	280	**302**	8
Total revenues	40771	**42874**	5
Expenses			
Claims and claim adjustment expenses	–11799	**–12065**	2
Life and health benefits	–9594	**–11112**	16
Interest credited to policyholders	–2827	**–2120**	–25
Acquisition costs	–6079	**–6499**	7
Other expenses	–3590	**–4077**	14
Interest expenses	–1026	**–1814**	77
Total expenses	–34915	**–37687**	8
Income before income tax expense	5856	**5187**	–11
Income tax expense	–1296	**–1025**	–21
Net income	4560	**4162**	–9
Earnings per share in CHF			
Basic	13.49	**11.95**	–11
Diluted	12.53	**11.23**	–10

Changes in shareholders' equity

CHF millions	2006	2007	Change in %
Balance as of 1 January	24393	**30884**	27
Net income	4560	**4162**	–9
Change in unrealised gains/losses on securities, net	322	**889**	176
Change in foreign currency translation	–1176	**–2349**	100
Dividends	–776	**–1162**	50
Purchase/sale of treasury shares and shares issued under employee plans	–63	**–1268**	1913
Other changes in equity	3624	**711**	–80
Balance as of 31 December	30884	**31867**	3

Summary balance sheet

CHF millions	2006	2007	Change in %
Assets			
Investments			
Fixed income securities	137 789	**159 603**	16
Equity securities	33 347	**32 862**	-1
Policy loans, mortgages and other loans	8 074	**7 414**	-8
Investment real estate	4 227	**2 682**	-37
Short-term investments, at amortised cost which approximates fair value	9 757	**8 786**	-10
Other invested assets	11 044	**16 465**	49
Total investments	204 238	**227 812**	12
Cash and cash equivalents	13 606	**11 531**	-15
Reinsurance assets	47 681	**42 778**	-10
Deferred acquisition costs and other intangible assets	12 820	**11 921**	-7
Goodwill	4 838	**4 897**	1
Other assets	8 117	**8 348**	3
Total assets	291 300	**307 287**	5
Liabilities			
Unpaid claims and claim adjustment expenses	95 011	**88 528**	-7
Liabilities for life and health policy benefits	44 899	**50 026**	11
Provisions for linked liabilities	42 834	**41 340**	-3
Unearned premiums	8 025	**7 722**	-4
Funds held under reinsurance treaties	10 531	**8 377**	-20
Reinsurance balances payable	6 832	**5 384**	-21
Income taxes payable	866	**679**	-22
Deferred and other non-current taxes	2 685	**3 817**	42
Short-term debt	9 118	**12 658**	39
Accrued expenses and other liabilities	24 877	**33 552**	35
Long-term debt	14 738	**23 337**	58
Total liabilities	260 416	**275 420**	6
Total shareholders' equity	30 884	**31 867**	3
Total liabilities and shareholders' equity	291 300	**307 287**	5

Summary cash flow statement

CHF millions	2006	2007	Change in %
Cash flow from operating activities	1 516	**-3 764**	-348
Cash flow from investing activities	2 965	**-868**	-129
Cash flow from financing activities	3 367	**2 972**	-12
Reclassification to short-term investments	-2 451	**–**	–
Effect of foreign currency translation	-159	**-415**	161
Change in cash and cash equivalents	5 238	**-2 075**	-140
Cash and cash equivalents as of 1 January	8 368	**13 606**	63
Cash and cash equivalents as of 31 December	13 606	**11 531**	-15

Property & Casualty

Operating income increased to CHF 5.9 billion, representing the best-ever result for Swiss Re's P&C segment. This reflects an excellent underwriting performance as well as the full-year inclusion of the Insurance Solutions acquisition.

Business developments

2007 was a strong year for the property and specialty lines of business, despite a higher level of natural catastrophes than 2006. Significant events included winter storm Kyrill in Germany, a series of floods in the United Kingdom, storms in Australia in both June and December, flooding in Indonesia, and a category five cyclone in the Middle East which affected Oman and the United Arab Emirates. Swiss Re continued to manage its natural catastrophe exposure using various hedging instruments to reduce earnings volatility.

The value of a stable public-private partnership for terrorism risks was reconfirmed in discussions between the insurance industry and political leaders. To complement insurance products, state support has been extended for seven years in the USA (Terrorism Risk Insurance Program Reauthorization Act, TRIPRA) and for two years in Germany. In Belgium, a legal framework has been established for an enhanced terrorism risk-sharing pool to become operative during 2008.

All specialty lines of business produced strong results, based on disciplined underwriting in recent years and modest claims activity. However, downward price pressure was evident in all three lines.

In the casualty segment, pressure on both primary and reinsurance rates increased throughout the year as competition continued to intensify. In addition to Bermudan carriers and start-up companies diversifying into casualty lines, established players are also adopting an increasingly aggressive stance. Competition was most intense in emerging markets and large treaty business. So far, the focus has primarily been on prices, whereas terms and conditions have remained generally stable. The softening cycle requires strong negotiating and underwriting skills, and Swiss Re maintains a disciplined and active cycle management focus, leveraging the Group's capacity and risk appetite where economics remain attractive.

Swiss Re has encouraged stakeholders in European markets to develop insurance-based solutions covering features of the new liability regime based on the EU Directive on Environmental Liability (ELD). Such solutions have been introduced in some of the nine member states that have already transposed the ELD into national law, including Germany and Spain. Swiss Re is perceived as the leading expert and process driver in the European markets.

Although US tort cost developments showed favourable signs from 2006 on, they remained under close scrutiny, as no clear trend was established. Factors relating to the subprime and credit crisis, issues such as the backdating of options and potential liability effects stemming from global warming are expected to influence future developments. In the Americas and European markets, medical costs continued to rise. In Asia, the liability culture is still developing in various directions and at different speeds. Swiss Re actively seized opportunities in emerging markets and adapted products to accommodate liability trends, in order to establish an advantageous position when demand picks up.

Swiss Re applied its active cycle management across all property, specialty and casualty segments, in order to tackle the insurance price cycle and create result differentiation from market inefficiency and the "naive" capacity it generates. The Group maintained a disciplined approach to costing accuracy and business origination was characterised by a clear view on the selling price in relation to the cost of production. Swiss Re took advantage of a trend towards differential terms for individual reinsurers and adjusted capacity where target prices could not be achieved.

Business results

The figures for 2006 and 2007 are presented according to the new organisational structure. The specialty sub-segment now includes certain parts of the former Credit Solutions business, such as credit reinsurance, financial guaranty business, bank trade finance and credit securitisations.

Operating income increased from CHF 5.6 billion in 2006 to CHF 5.9 billion in 2007. The main drivers for the improvement were a strong performance, mainly in the property and specialty lines of business, as well as the full-year inclusion of GE Insurance Solutions in 2007.

Property & Casualty results

CHF millions	2006	2007	Change in %
Revenues			
Premiums earned	18 541	**18 999**	2
Net investment income	3 753	**4 458**	19
Net realised investment gains/losses	379	**–74**	–120
Other revenues	58	**97**	67
Total revenues	22 731	**23 480**	3
Expenses			
Claims and claim adjustment expenses	–11 799	**–12 065**	2
Acquisition costs	–3 823	**–3 834**	0
Other operating costs and expenses	–1 496	**–1 633**	9
Total expenses	–17 118	**–17 532**	2
Operating income	5 613	**5 948**	6
Claims ratio in %, including unwind of discount	63.2	**62.2**	
Expense ratio in %	27.3	**28.0**	
Combined ratio in %, including unwind of discount	90.5	**90.2**	
Combined ratio in %, excluding unwind of discount	89.6	**88.9**	

Premiums earned 2007 by region
Total CHF 19.0 billion


43% Americas
43% Europe
14% Asia

Despite a higher level of events, the impact of natural catastrophe claims, gross of retrocession recovery, was lower in 2007 compared to 2006. Including recovery, claims from natural catastrophes amounted to CHF 0.6 billion, or 3.1% of premiums, compared to CHF 0.7 billion or 3.8% of premiums in the prior year. Underlying portfolio profitability increased as a result of the tighter terms and conditions introduced in previous years. The credit reinsurance business, included in the specialty segment for both years presented, favourably impacted the traditional business in 2007. The combined ratio for the credit reinsurance unit was 81.0%, compared to 89.9% in 2006.

The net investment result increased 6% to CHF 4.4 billion, reflecting the increase of the asset portfolio due to the acquisition of GE Insurance Solutions. Claims development from prior years was broadly neutral during 2007.

Premiums earned
Premiums earned increased 2%, reflecting the full-year inclusion of GE Insurance Solutions in 2007. The segment also benefited from the growth of the credit reinsurance portfolio, included for both years. Credit reinsurance contributed 6% of the Property & Casualty premiums earned in 2006 and 2007.

Premiums for non-traditional business decreased 28%, mainly reflecting the commutation of a major contract in the US and the continuing weak demand for non-traditional products.

Traditional volumes were affected by a 7.3% increase in facultative business. The trend from proportional to non-proportional business continued in 2007. The share of non-proportional business in the overall book increased from 36% in 2006 to 43% in 2007.

Despite an abundance of capacity in the market, Swiss Re was able to renew its book profitably. All markets reflected the trend towards higher client retentions due to better capital positions and strong profitability levels. The Group's renewals were marked by overproportional growth in the most profitable lines of business, particularly in the property and specialty areas.

Combined ratio
Excellent underwriting performance further improved the combined ratio for traditional business from 90.5% in 2006 to 90.2% in 2007. Natural catastrophe claims, before retrocession recovery, were slightly higher in 2007 compared to 2006. Unfavourable liability experience in 2007 negatively impacted the combined ratio compared to the previous year. This was partially offset by positive development in specialty business, including credit reinsurance.

The discount of Property & Casualty reserves applied following the acquisition of GE Insurance Solutions in 2006 was further amortised in 2007. The amortisation increased the combined ratio by 1.3 percentage points in 2007, which was more than offset by the investment returns on the assets backing the liabilities. The discount, net of capital cost, unwinds over the estimated average duration of the reserves.

Property & Casualty results by line of business

2006 CHF millions	Property traditional	Casualty traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues						
Premiums earned	6096	7542	4223	17861	680	18541
Net investment income	620	2232	552	3404	349	3753
Net realised investment gains/ losses	-48	305	74	331	48	379
Other revenues	-20		52	32	26	58
Total revenues	6648	10079	4901	21628	1103	22731
Expenses						
Claims and claim adjustment expenses	-2779	-6220	-2290	-11289	-510	-11799
Acquisition costs	-1074	-1404	-1015	-3493	-330	-3823
Other operating costs and expenses	-487	-620	-282	-1389	-107	-1496
Total expenses	-4340	-8244	-3587	-16171	-947	-17118
Operating income	2308	1835	1314	5457	156	5613
Claims ratio in %	45.6	82.5	54.2	63.2		
Expense ratio in %	25.6	26.8	30.7	27.3		
Combined ratio in %	71.2	109.3	84.9	90.5		

2007 CHF millions	Property traditional	Casualty traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues						
Premiums earned	6464	7446	4600	18510	489	18999
Net investment income	533	3205	372	4110	348	4458
Net realised investment gains/ losses	-171	52	6	-113	39	-74
Other revenues	-7		104	97		97
Total revenues	**6819**	**10703**	**5082**	**22604**	**876**	**23480**
Expenses						
Claims and claim adjustment expenses	-2800	-6634	-2063	-11497	-568	-12065
Acquisition costs	-1143	-1417	-1102	-3662	-172	-3834
Other operating costs and expenses	-510	-732	-292	-1534	-99	-1633
Total expenses	**-4453**	**-8783**	**-3457**	**-16693**	**-839**	**-17532**
Operating income	**2366**	**1920**	**1625**	**5911**	**37**	**5948**
Claims ratio in %	43.3	89.1	44.8	62.2		
Expense ratio in %	25.6	28.9	30.3	28.0		
Combined ratio in %	68.9	118.0	75.1	90.2		

Lines of business
Active cycle management and a diversified business mix contributed to excellent results in 2007. Most lines of business, except for liability and accident, contributed to the combined ratio improvement.

Property
Premium growth was mainly due to the full-year contribution of GE Insurance Solutions in 2007. Higher retentions by ceding companies in Europe and the US as well as softer market conditions in the US partially offset this increase in volume.

An excellent underwriting performance and favourable claims experience in the US were the main drivers of the improved combined ratio.

Casualty
Premium volume decreased, mainly driven by higher client retentions and softening market conditions. This was mostly offset by the full-year inclusion of Insurance Solutions in 2007.

Liability claims rose to CHF 4.1 billion, resulting in a combined ratio of 123.9% compared to 107.4% in 2006. An increase in asbestos and environmental reserves, as well as an adjustment to the tail factors applied to workers compensation business negatively impacted the second half of the year. This, combined with unfavourable development in product liability claims, resulted in an increase of 15 percentage points in the combined ratio, which was partially offset by a continuing improvement in the performance of the motor business.

Specialty lines
Premium volume for the specialty lines of business increased 9% to CHF 4.6 billion, reflecting the full-year contribution of GE Insurance Solutions in 2007.

Overall, operating income grew significantly to CHF 1.6 billion compared to CHF 1.3 billion in the previous year, also benefiting from the performance of the credit reinsurance business. In 2007, underwriting results for the credit reinsurance business were CHF 93 million higher than the previous year, due to a low claims ratio. Continued strong underwriting and positive reserve development led to an improved combined ratio for traditional speciality business of 75.1%, compared to 4.9% in the prior-year period. Adverse development related to prior underwriting years in the US negatively impacted the performance of the marine business. Aviation volumes benefited from the inclusion of GE Insurance Solutions for the full year 2007.

Non-traditional business
The combined ratio is not a suitable measure for some non-traditional treaties, since the source of profits typically arises from a combination of investment performance and underwriting performance.

The reduction in non-traditional operating income from CHF 156 million in 2006 to CHF 37 million in 2007 reflects continuing weak demand for such covers and the commutation of existing business.

Life & Health

Operating income rose 76% to CHF 2.7 billion. The business benefited from the successful integration of GE Insurance Solutions and GE Life UK.

Business developments
Swiss Re's life and health segment continued to grow profitably, despite a reinsurance market that remained very competitive. Although insurers have been reassessing their reinsurance strategy and structures as a result of the recent regulatory changes, Swiss Re is not experiencing any material reduction in overall cession rates.

In Europe, Swiss Re has maintained its strong market position. Specific areas of growth were focused on life protection products linked to loans and mortgages, products sold through banks and other financial institutions, and leading the market towards enhancing the segmentation of insured lives. Throughout 2007, strong progress was achieved on these initiatives in Italy, Germany and France. In the UK, the traditional reinsurance market is closely aligned with the primary market as a result of high cession rates. Primary market protection sales were relatively flat, due to a depressed mortgage market, uncertainty regarding the impact of regulatory changes on the distribution of products and reduced confidence in equity markets returns.

In the US, Swiss Re continued to reclaim market share while life reinsurance cession rates generally decreased. Overall pricing levels and treaty terms in this market have migrated towards a more sustainable equilibrium over the past few years and, in the current environment, Swiss Re's financial strength, capacity and expertise are valued by clients.

Swiss Re supported clients by providing customised underwriting support and analysing insured lives experience for the older-age life market, an increasingly important segment given demographic trends. The Group also broadened its product offering by providing variable annuity reinsurance and placing its first private life insurance-linked securitisation in the US in early 2008. This transaction covered the "Regulation XXX" reserves of the Savings Bank Life Insurance Company of Massachusetts (SBLI).

The Canadian market maintained stable cession rates, however Swiss Re continued its strong showing in this competitive environment, achieving growth in both volume and profitability.

Growth in Asian markets continued at a solid pace. In Japan, Swiss Re closed a number of variable annuity transactions. At the same time, sales of increasing term life products were negatively affected by proposed tax changes, with a corresponding impact on the volume of new reinsurance business.

In January 2007, Swiss Re transferred a further CHF 885 million of extreme mortality risk to the capital markets through its Vita Capital securitisation programme. Interest was strong in Swiss Re's third mortality catastrophe bond, enabling peak mortality exposures to be managed in a sustainable and capital-efficient manner. Part of the issuance was used to replace cover provided by the first Vita Capital securitisation, which expired at the end of 2006.

In February 2007, the Group finalised the purchase of a 26% share in TTK Healthcare Services Pvt Ltd, a regulated third-party administrator in India. Swiss Re also acquired Prestige Healthcare Services Pvt Ltd, which subsequently became Swiss Re Healthcare Services (India) Pvt Ltd, a healthcare services advisory company. This infrastructure enabled Swiss Re to successfully write new medical insurance business in the Indian market.

In 2007, Swiss Re concluded seven Admin Re® transactions in the UK and the US. These include an agreement with Norwich Union in the UK to provide administration services for approximately 3 million policies relating to legacy business; this was further extended to a reinsurance contract incepting in 2008, which covers the majority of risks relating to the non-profit and unit-linked policies covered by the administration agreement. In the US, Swiss Re completed an Admin Re® transaction with Conseco to reinsure a block of deferred annuities with total assets of CHF 3.7 billion.

In addition, Swiss Re concluded its first Admin Re® agreements to manage substantial longevity risk. The transactions were carried out in the UK, where assets and risks for large blocks of annuity business were transferred to Swiss Re from primary insurers who had accumulated significant longevity exposure. Transactions with Friends Provident, Zurich Financial Services and Co-operative Financial Services resulted in the transfer of UK annuity portfolios with a total value of CHF 17 billion.

In December 2007, Swiss Re sold the new business operations of Tomorrow (the recently re-branded GE Life UK) to LV= (formerly known as Liverpool Victoria). LV= will invest in the people and products required to grow these lines of business. This agreement honours the Group's commitment to the market, employees and customers to maintain the business as a going concern.

Business results

The figures for 2006 and 2007 are presented according to the new organisational structure. The Life & Health segment now includes part of the insurance-linked securities (ILS) business as well as the variable annuity business. Together with the new organisational structure, the allocation of the investment return to the segments has changed and is now based on the technical reserves and other information including duration of the underlying liabilities.

Operating income rose to CHF 2.7 billion in 2007, an increase of 76%. The overall Life & Health return on operating revenues of 14.7% exceeded the previous year's return by 5.5 percentage points, reflecting the successful integration of the GE Insurance Solutions and GE Life UK business.

In the traditional life business, operating income rose CHF 773 million to CHF 1.6 billion. The underlying business performed in line with the Group's higher expectations based on the full-year inclusion of GE Insurance Solutions. The good result was also boosted by a favourable change in claims assumptions in the UK, where the reserving practice was refined on a treaty-by-treaty basis, resulting in a higher consistency in such practices across the Group. These positive effects were partially offset by unfavourable actuarial reserve changes in the US, where Swiss Re adjusted the valuation of its US life policy benefit reserves to a policy-by-policy approach for certain blocks of business.

Operating income from the traditional health business improved by CHF 267 million, or 74%, to CHF 626 million. This was partially due to the successful integration of GE Insurance Solutions, as well as better-than-expected morbidity levels and improved termination rates. In addition, the result was positively impacted by a favourable one-off change in claims assumptions in the UK, which relates to the refined reserving practice in the Life & Health segment.

Life & Health results

CHF millions	2006	2007	Change in %
Revenues			
Premiums earned	10974	**12665**	15
Fee income	879	**955**	9
Net investment income	3686	**5441**	48
Net realised investment gains/losses	1667	**863**	−48
Fees, commissions and other revenues		**5**	–
Total revenues	17206	**19929**	16
Expenses			
Claims and claim adjustment expenses; life and health benefits	−9594	**−11112**	16
Interest credited to policyholders	−2827	**−2120**	−25
Acquisition costs	−2256	**−2665**	18
Other operating costs and expenses	−983	**−1313**	34
Total expenses	−15660	**−17210**	10
Operating income	1546	**2719**	76
Operating result, excluding non-participating net realised investment gains	1381	**2744**	99
Net investment income – unit-linked	670	**749**	12
Net realised investment gains/losses – unit-linked	1319	**512**	−61
Net realised investment gains/losses – non-participating	165	**−25**	−115
Operating revenues[1]	15052	**18693**	24
Management expense ratio in %	6.5	**7.0**	
Return on operating revenues in %	9.2	**14.7**	

[1] Operating revenues exclude net investment income and net realised investment gains from unit-linked business as these are passed through to contract holders via interest credited to policyholders and therefore do not have an impact on the operating result.

Admin Re® operating income increased 39% to CHF 473 million, mainly due to higher realised investment gains, growth in the business portfolio driving higher net investment income and contribution from GE Life UK in 2007. These effects were partially offset by less favourable mortality in the US in the first half of the year.

Net investment income in 2007 was CHF 5.4 billion, an increase of 48% compared to the previous year, reflecting the larger volume of invested assets as a result of the GE Insurance Solutions and GE Life UK acquisitions, as well as the new allocation of the investment return to the segments. Unit-linked contracts have no impact on the operating result, as the investment result on such contracts is passed through to contract holders as interest credited to policyholders.

Acquisition costs increased to CHF 2.7 billion, due to the increased amortisation of the present value of future profits (PVFP) recognised for the acquired policies.

The management expense ratio increased to 7.0%, partly due to one-off integration costs for the GE Life UK business, as well as Admin Re® transactions completed in 2007.

Premiums earned and fee income

Premiums and fees increased 15% to CHF 13.6 billion. The increase was mainly driven by the full integration of the GE Insurance Solutions and GE Life UK acquisitions.

Traditional life premiums and fees totalled CHF 8.4 billion in 2007, an increase of 6%, reflecting new business written in all regions as well as the European life business acquired as part of GE Insurance Solutions. Traditional health premiums grew from CHF 2.2 billion in 2006 to CHF 3.0 billion in 2007, largely due to the full-year impact of the GE Insurance Solutions acquisition. Admin Re® premiums and fees increased from CHF 1.7 billion in 2006 to 2.3 billion in 2007, primarily reflecting the full impact of the GE Life UK acquisition.

The premiums and fees earned by regions remained stable during 2007.

Premiums earned and fee income by region
Total CHF 13.6 billion


59% North America
32% Europe
9% Rest of the world

Life & Health results by line of business

2006 CHF millions	Life traditional	Health traditional	Admin Re®	Total
Operating revenues	9000	2746	3306	15052
Operating income	847	359	340	1546
Operating result	759	272	350	1381
Return on operating revenues in %	8.4	9.9	10.6	9.2

2007 CHF millions	Life traditional	Health traditional	Admin Re®	Total
Operating revenues	10372	3606	4715	**18693**
Operating income	1620	626	473	**2719**
Operating result	1710	612	422	**2744**
Return on operating revenues in %	16.5	17.0	9.0	**14.7**

The return on operating revenues for traditional life business rose from 8.4% in 2006 to 16.5% in 2007, while the return for traditional health business grew from 9.9% to 17.0%. The strong increase in the operating return was mainly driven by investment income, as well as the positive impact of changes in claims assumptions in the UK. The underlying business without one-off effects showed a solid performance.

The return on operating revenues for Admin Re® decreased from 10.6% in 2006 to 9.0% in 2007, mainly due to funding costs directly attributable to Admin Re® transactions, as well as less favourable mortality in the first half of the year.

Financial Markets

Solid Financial Markets performance resulted in a return on investments of 4.9%.

Investment strategy
Swiss Re's proprietary investment and trading activities are a core driver in the Group's value creation. Their objective is to generate economic profit growth by actively managing and trading the investments of the business units according to a liability-driven benchmark and within a comprehensive risk limit framework. Particular consideration is given to earnings volatility management, as well as the impact on rating agency and regulatory capital adequacy.

Investment result
Overall, the return on investments was 4.9%, compared to 5.0% in the prior year.

The investment portfolio grew 9% over the year, from CHF 160.9 billion to CHF 176.0 billion, mainly due to Admin Re® transactions. At the end of 2007, Swiss Re's overall gross asset allocation was 87% in credit and rates, and 13% in equities and alternative investments.

Credit and rates
Swiss Re's credit and rates portfolio rose to CHF 152.8 billion in 2007 from CHF 141.8 billion in 2006, reflecting the Admin Re® transactions in 2007, partially offset by the weakening of the US dollar compared to the Swiss franc.

Financial Markets results

2006 CHF millions	Credit and rates	Equities and alternative investments	Other	Total
Net investment income	6327	575	-11	6891
Net realised gains/losses	-182	904	43	765
Fees, commissions and other revenues	201			201
Total revenues	6346	1479	32	7857
Expenses	-556	-262	-18	-836
Total operating income	5790	1217	14	7021
Return on investments in %				5.0

2007 CHF millions	Credit and rates	Equities and alternative investments	Other	Total
Net investment income	8696	696		**9392**
Net realised gains/losses	-1518	1631	-1294	**-1181**
Fees, commissions and other revenues	125			**125**
Total revenues	**7303**	**2327**	**-1294**	**8336**
Expenses	-697	-283	-24	**-1004**
Total operating income	6606	2044	-1318	**7332**
Return on investments in %[1]				4.9

[1] The return on investments includes currency exchange rate remeasurements and designated trading portfolios. The designated trading portfolios comprise trading fixed income securities denominated in foreign currency, which back certain liabilities denominated in foreign currency. The overall impact of the currency exchange remeasurements was CHF -61 million in 2006 and CHF -476 million in 2007.

Investments by currency as of 31 December 2007
Total CHF 176.0 billion


49 USD
21 GBP
16 EUR
6 Other
5 CAD
3 CHF

Net investment income grew 37% to CHF 8.7 billion. Net realised losses on credit and rates investments were CHF 1.5 billion in 2007, compared to net gains of CHF 0.2 billion in 2006. Net realised losses in 2007 included mark-to-market losses on investments classified as trading, impairments, as well as the replacement of lower yielding securities with higher yielding investments. Net realised losses relating to assets backing liabilities were CHF −415 million in 2007. The average running yield on Swiss Re's portfolio increased from 4.8% in 2006 to 5.2%.

Fees and expenses decreased in 2007 compared to 2006, as the prior year included Fox-Pitt, Kelton which was sold on 28 June 2006.

Swiss Re provides asset management services for insurance clients under the Conning Asset Management brand in the US, Canada, Bermuda and Europe. Third-party assets under management increased to CHF 92.8 billion at the end of 2007 from CHF 85.4 billion at the end of 2006.

Expenses increased CHF 141 million, in line with the growth in assets under management and increased securities lending activity. Expenses in relation to proprietary assets under management were 25 basis points in both 2006 and 2007. Net unrealised gains of CHF 1.1 billion at the end of 2006 increased to CHF 1.9 billion at the end of 2007.

Equities and alternative investments

In 2007, Swiss Re increased its gross exposure from CHF 19.1 billion at the end of 2006 to CHF 23.2 billion at the end of 2007, mainly in private equity investments and a diversified portfolio of hedge funds. The net exposure was substantially lower as a result of active use of equity derivative instruments.

Net investment income and net realised gains increased to CHF 2.3 billion from CHF 1.5 billion in 2006. This reflects the higher asset base, but also the excellent performance of public and private equities and hedge funds, as well as the sale of the London office building at 30 St Mary Axe.

Expenses increased CHF 21 million, in line with the growth in assets under management. Net unrealised gains on the balance sheet were CHF 3.1 billion at the end of 2006, compared to CHF 3.0 billion at the end of 2007.

Other

Net realised losses relate to the mark-to-market loss on two related credit default swap transactions which was announced in November 2007 and is discussed in more detail in the letter to shareholders on pages 3–4.

Risk management

Swiss Re actively manages its exposure to financial market risks. At the end of 2007, the credit spread exposure – as measured by a stress scenario – was reduced by means of credit default swaps from a gross exposure of CHF 2.2 billion to a net stress exposure of CHF 1.7 billion.

Similarly, Swiss Re's equity market exposure was actively reduced by means of equity derivatives. Measured in terms of the equity market stress scenario that assumes a 30% fall in equity markets with a simultaneous increase in volatility, the gross stress exposure of CHF 3.9 billion was reduced to a net stress exposure of CHF 2.7 billion by the end of 2007.

Asset-liability management at Swiss Re
Asset-liability management (ALM) is an integral part of how Swiss Re monitors and manages financial market risk. It involves splitting Swiss Re's economic balance sheet into two virtual balance sheets: one exposed to insurance risk and the other to financial market risk.

The insurance risk balance sheet shows the market-consistent value of insurance liabilities and capital on the liability side and a notional "minimum risk portfolio" on the asset side. This notional portfolio represents investments – typically cash and fixed income instruments replicating the risk characteristics of future liability cash flows – that minimise financial market risk relative to the liabilities.

The market risk balance sheet shows the Group's actual investments on the asset side and the minimum risk portfolio as a liability, which is then used as the basis for setting the benchmark for Swiss Re's investment activities. Combining both balance sheets reproduces the full Group balance sheet.


Group balance sheet
Assets
Liabilities
Capital
=
Insurance risk
Minimum risk portfolio
Liabilities
Capital
+
Market risk
Assets
Minimum risk portfolio

In particular, the Group monitors the potential impact from interest rate changes on its investment and minimum risk portfolios. Interest rate exposure is measured in terms of the change in value of interest rate sensitive instruments from an upward shift of key interest rates by 1 basis point. In addition, interest rate risk is assessed by scenario analysis, and quantified in terms of Value at Risk (VaR) and Tail VaR (expected shortfall) for various confidence levels and holding periods.

The Group manages its interest rate risk relative to the minimum risk portfolio. As of 31 December 2007, assets and liabilities were closely matched resulting in moderate interest rate risk for the Group.

Asset-liability match of Swiss Re Group as of 31 December 2007
Price value of 1 basis point


1
2
3
5
10
20
30
Maturity of key interest rates in years
Investment risk portfolio
Minimum risk portfolio
Net

Business outlook

Active cycle management and a strong focus on new business opportunities and innovation, coupled with an efficient capital management approach, is expected to result in attractive and sustainable total shareholder returns.

Business developments

Swiss Re is well prepared for softening property and casualty rates in the reinsurance market. The Group will not deviate from its strict focus on underwriting discipline and economic profit growth. At the same time, Swiss Re will continue its share buy-back programme started in March 2007 and expanded in January 2008. Due to current share price levels, combined with reduced risk capital requirements resulting from lower premium volumes, the buy-back is likely to be completed ahead of the original schedule. At the same time, Swiss Re is convinced that upcoming Admin Re® transactions and growth in new lines of business, such as longevity and variable annuity solutions, will offer further opportunities for attractive capital returns.

The January 2008 renewals of Swiss Re's traditional non-life portfolio showed signs of price softening in most sectors; however, margins in general are still at satisfactory levels. Overall, prices on our renewed portfolio decreased 3%, but remained above the technical reference price for both proportional and non-proportional business. Swiss Re's disciplined underwriting and careful risk selection is reflected in a reduction in volume of 12%.

Property and specialty market conditions are expected to soften further in the near-term. However, an increased focus on pricing transparency, a rising industry trend towards returning surplus capital to shareholders and volatility in the investment markets might make the current cycle shorter than in the past.

The casualty market will remain challenging. In 2008, Swiss Re expects the subprime and credit crisis, which is currently focused on the US, to deteriorate further, with knock-on effects outside the US. The crisis will also have an impact on professional liability insurance, although it is still difficult to estimate the extent, and may potentially lead to legal reforms. Swiss Re will continue to carefully manage exposures and take appropriate pre-emptive action. Since 2004, the Group has materially reduced its exposure to US directors' and officers', errors and omissions, and professional indemnity business. Swiss Re thus has a low exposure to possible liability risks from the subprime and credit crisis.

Many EU member states are still reviewing their draft laws for transposing the Environmental Liability Directive. These will be enacted in the course of 2008 and beyond, leading to an increased demand for environmental insurance and reinsurance support.

The Group remains fully committed to capturing value across all property, casualty and specialty lines through active cycle management, and reiterates its emphasis on quality over quantity.

In life and health, Swiss Re anticipates a slowdown in sales of mortgage-linked protection products in developed markets. The Group continues to expect lower reinsurance cession rates in the US and UK, partly due to changes to regulatory capital requirements for primary insurers. However, in some markets, notably the UK, the anticipated move to Solvency II is expected to significantly increase demand for life and health reinsurance. The changing dynamic should favour reinsurers with strong financial strength ratings, the ability to offer a variety of reinsurance structures and strong services across the primary insurance value chain. Swiss Re's strength in these areas makes the Group ideally placed to offer effective solutions and respond to the needs of clients in the changing marketplace.

In developed countries such as the US, Europe and Japan, Swiss Re expects strong sales of accumulation and retirement products. The Group is actively addressing client needs for variable annuity solutions by offering reinsurance coverage and developing products that support clients in entering the market. Swiss Re also offers a range of solutions to assist clients in managing longevity exposure and anticipates continuing demand for longevity risk transfer products, not only from insurance companies, but also from defined benefit pension plans which provide lifetime benefits. In both areas, Swiss Re focuses on hedging the embedded options of those policies into the financial markets, thus reducing as much as possible its net financial exposure in these areas.

Swiss Re continues to see strong demand for its medical insurance business in Asia. In 2008, Swiss Re expects to further expand its healthcare business in India and plans to bring similar capabilities to the Chinese market.

The Admin Re® segment will continue to see strong opportunities as primary insurers look to find capital- and cost-efficient solutions for managing closed blocks of business.

The outlook for the financial markets is uncertain. Growth in the major economies is slowing in 2008, particularly in the US. As a consequence, monetary policy has been easing in the US and UK, substantially lowering yields on government bonds. Most of the decline in interest rates is already priced into the market, but there is a likelihood of further rate reductions. The European Central Bank may also lower rates in 2008, while in Japan, the ongoing threat of deflation is expected to restrain any monetary tightening. The credit crisis will keep credit spreads wide and equity markets volatile.

The greatest threat to global growth stems from a US recession, but this is already mostly priced into the market. Other potential risks – a hard landing of the Chinese economy, an oil supply disruption, a housing market collapse in some European countries, and a possible surge in inflation – may also affect markets this year.

Financial targets
Swiss Re's focus on generating higher sustainable shareholder returns is reflected in an increase of the Group's return on equity target to 14% over the cycle. The target for earnings per share growth remains at 10% over the cycle.

Risk and capital management

Swiss Re's risk and capital management ensures controlled risk taking and adequate capitalisation, maintaining the financial flexibility to benefit from attractive business opportunities.

Risk management
Controlled risk taking requires a strong and independent risk management organisation and comprehensive risk management processes to identify, assess and control the Group's risk exposures.

Risk management principles
At Swiss Re, risk management is based on four guiding principles that are applied throughout the Group:

- Controlled risk taking: financial strength and sustainable value creation are an integral part of Swiss Re's value proposition. As a result, the Group operates within a clearly defined risk policy and risk control framework.
- Clear accountability: Swiss Re operates on the principle of delegated and clearly defined authority. Individuals are accountable for the risks they take on, and their incentives are aligned with Swiss Re's overall business objectives.
- Independent risk controlling: to avoid conflicts of interest, dedicated specialised units monitor risk-taking activities.
- Open risk culture: risk transparency and responsiveness to change are integral to Swiss Re's risk control process. Swiss Re has institutionalised knowledge-sharing processes at all levels.

Risk management organisation
The Board of Directors is ultimately responsible for the Group's risk management principles and policies, as well as for approving Swiss Re's overall risk tolerance. The Board committees dealing with risk management issues include the Finance and Risk Committee as well as the Audit Committee.

The Executive Committee is responsible for implementing the risk management framework through the following two committees:

- The Group Capital and Capacity Allocation Committee is responsible for allocating capital and capacity, and approving the investment risk limits, as well as changes to the internal risk and capital methodology.
- The Group Products and Limits Committee determines the Group's product policy and standards, grants reinsurance limits and decides on large or non-standard transactions.

The Chief Risk Officer leads the global Risk Management function, which is responsible for risk controlling across the Group (see Figure 1).

The global Risk Management function is organised by risk categories with dedicated departments for credit and financial market risk, property and casualty risk, life and health risk, and operational risk. Each of these departments is entrusted with Group-wide responsibility for identifying, assessing and controlling their allocated risks.

Figure 1: **Risk management – overview of Swiss Re's key bodies and functions**

Board of Directors

Group Internal Audit

Chief Executive Officer

Chief Risk Officer

Chief Financial Officer

Credit & Financial Market Risk Management

Life & Health Risk Management

Group Capital Management

Property & Casualty Risk Management

Americas Insurance & Reinsurance Risk Mgmt

Corporate Integrated Risk Management

Group Operational Risk Management

Corporate Actuarial

Sustainability & Emerging Risk Mgmt

The Corporate Integrated Risk Management department is responsible for assessing the combined impact of all risks and reporting on Swiss Re's overall risk position. The Sustainabilty & Emerging Risk Management unit coordinates the identification, monitoring and management of emerging risks that may become significant for Swiss Re as well as the Group's sustainability activities. Finally, the Corporate Actuarial department assesses life and non-life insurance liabilities from an accounting, statutory and economic perspective.

None of the Risk Management departments executes business. They oversee risk-taking activities and set the risk management guidelines and best practice standards that the business units implement.

Group Internal Audit is an independent, objective assurance function that assesses the adequacy and effectiveness of the Group's internal control systems. It monitors the execution of processes within the Group, including those in risk management.

In late 2007, two significant changes were made to the internal structure of the Credit & Financial Market Risk Management department as part of the realignment of Financial Services In order to ensure a consistent approach to credit risk, the Credit & Financial Market Risk Management department is now organised by product areas: credit, rates, equity and equity-linked, and alternative investments. At the same time, the independence of the transaction evaluation function for the former Financial Services area was strengthened by separating the function from the business organisation and integrating it into the Credit & Financial Market Risk Management department.

In addition, the unprecedented credit market deterioration and the resulting mark-to-market loss from two credit default swap transactions highlighted the importance of proactive risk management. As a consequence, a review of the risk control and governance framework was conducted. This led to the implementation of a more rigorous product approval process, as well as enhanced risk monitoring and stress testing, which will further strengthen the risk management in the financial services area.

Figure 2: **Categorisation of Swiss Re's risk landscape**

Core risks	Operational risks	Other risks
Insurance	**People**	**Funding and liquidity**
Property and casualty Life and health	**Processes**	**Reputational**
Financial markets	**Systems**	
Equity market Interest rate Foreign exchange Credit spread Real estate	**External**	
Credit		
Credit migration Credit default		

Swiss Re's risk landscape

Risk management is essential to Swiss Re's strategic planning and is embedded in the Group's management discipline. In addition to strategic risks, Swiss Re distinguishes three types of risks: core risks, operational risks and other risks (see Figure 2).

Core risks are split into three broad categories:

- Insurance risk is the risk of incurring a financial loss as a result of a property, casualty, life or health insurance event.
- Financial market risk is the risk of assets and/or liabilities being negatively affected by movements in financial market prices or rates, such as equity prices, interest rates, credit spreads, foreign exchange rates or real estate prices.
- Credit risk is the risk of incurring a financial loss due to diminished creditworthiness (eroding credit ratings and, ultimately, counterparty default) among counterparties of Swiss Re and/ or third parties.

The risks classified under operational risks and other risks arise as a consequence of undertaking business.

Operational risk, defined according to the Basel II causal categories, includes potential losses or reputational damage arising from inadequate or failed internal processes, people, systems, or from external events. This includes non-compliance with regulation resulting in regulatory penalties. Management of operational risk is designed to reduce exposures to an acceptable level, taking into account cost-benefit considerations, and to enhance operational excellence.

Other risks comprise:

- Funding and liquidity risk is the risk that Swiss Re is unable to meet its short-term financial obligations or raise funds in the markets to finance its commitments at a reasonable cost.
- Reputational risk is the risk that a particular event or behaviour damages stakeholders' perception of Swiss Re, thus impairing its ability to operate effectively.

Funding and liquidity risk may result from larger than expected cash outflows or smaller than expected cash inflows and a restricted ability to raise short-term funds. In addition, sudden liquidity requirements may arise if covenants are triggered under specific adverse circumstances, requiring the collateralisation of debt obligations and third-party guarantees with assets of a specified quality.

Maintaining its reputation is key to Swiss Re's business. Upholding the clear values defined in the Group's Code of Conduct mitigates reputational risk. These values are supported by processes that enable early identification of potential problems.

In addition to the assessment of these known risks, the Group has a framework to identify, evaluate and mitigate new or already known but potentially underestimated risks (so-called emerging risks), as well as potential surprise factors affecting known loss potentials.

Integrated risk modelling

Swiss Re uses a proprietary internal integrated risk model to determine the capital required to support the risks on its books and allocate risk-taking capacity to the different lines of business. The model is continuously updated to reflect current best practice and meet regulatory requirements. In 2007, Swiss Re took important steps to tailor its internal risk-based approach to meet the specific requirements of the Swiss Solvency Test, the new solvency regime in Switzerland.

Swiss Re's risk model is based on two important principles. Firstly, it uses an asset liability management (ALM) approach, measuring the net impact of risk on the economic value of both assets and liabilities. Secondly, it adopts an integrated perspective, recognising that a single risk factor can affect different sub-portfolios and that different risk factors can have mutual dependencies.

The model generates a probability distribution for the Group's annual economic profit and loss, specifying the likelihood that the profit or loss will fall within any given range. From this distribution a base capital requirement is derived that captures the potential for severe, but rare, aggregate losses over a one-year time horizon. Swiss Re monitors its capital adequacy by comparing the ratio of available capital to required capital with the target ratio set by the Board of Directors.

Frequently used measures for summarising the risk distribution and defining the base capital requirement are 99% VaR, 99.5% VaR and 99% Tail VaR (expected shortfall). 99% VaR measures the level of loss likely to be exceeded in only one year out of a hundred, while 99.5% VaR measures the loss likely to be exceeded in only one year out of two hundred. 99% Tail VaR estimates the average annual loss likely to occur with a frequency of less than once in one hundred years. Swiss Re uses the more conservative 99% Tail VaR measure for assessing its capital requirements internally.

Based on exposure data for the end of 2007, the Group's 99% VaR amounted to CHF 11.5 billion, a 5% decrease compared to the end of 2006, while the 99.5% VaR amounted to CHF 13.8 billion, a 6% decrease, and the 99% Tail VaR amounted to CHF 16.6 billion, also a 6% decrease.

Table 1 provides information on 99% Tail VaR, a change from the 2006 Annual Report, where the equivalent table showed information on the 99% VaR measure. In addition to the overall 99% Tail VaR for Swiss Re Group, the table also shows the respective figures for the sub-portfolios property and casualty, life and health, financial market, credit, and funding and liquidity risk. This clearly demonstrates the diversification effect, as the base capital requirement for the overall portfolio is lower than the sum of the base capital requirements for the individual sub-portfolios. By the end of 2007, the funding and liquidity risk was integrated into the overall liquidity risk assessment, which measures Swiss Re's ability to meet funding requirements after a Group Tail VaR event. As a consequence, the funding and liquidity risk is no longer part of the risk capital calculation.

Table 1: **Base capital requirement using one-year 99% Tail VaR**

CHF billions, as of 31 December	2006	**2007**
Property and casualty	10.0	**8.6**
Life and health	6.5	**5.9**
Financial market	7.7	**7.7**
Credit	2.1	**2.8**
Funding and liquidity	0.3	**–**
Simple sum	26.6	**25.1**
Diversification effect	–8.9	**–8.5**
Swiss Re Group base capital requirement	17.7	**16.6**

Swiss Re's overall risk exposure based on 99% Tail VaR declined from CHF 17.7 billion at the end of 2006 to CHF 16.6 billion at the end of 2007, as a result of lower insurance risk. The decline in the property and casualty risk was mainly driven by changes in the exposure to natural catastrophes. In addition to the increased hedging activities, the inward retrocession portfolio of GE Insurance Solutions was discontinued and part of the traditional business was not renewed. Also, the rather conservative estimation of the risk resulting from the natural catastrophe book of GE Insurance Solutions was revised downwards. Finally, improvements in the data quality revealed that the risk of normal volatility in Swiss Re's property and casualty business was overestimated in 2006, leading to an additional reduction of the property and casualty risk estimate. These downward developments were partially offset by an upward correction of the generic liability exposure data and increased terrorism risk due to changes in the US terrorism risk insurance act (TRIA).

The decline in life and health risk is mainly due to the new lethal pandemic model introduced in 2007, which explicitly takes the medical, social and demographic environment into account, allowing the effect of changes in these areas to be traced (for more information on the new model, see box on page 71).

Swiss Re's overall financial market risk at the end of 2007 did not change compared to the prior year. Lower real estate risk was offset by higher credit spread risk related to the closing of several Admin Re® transactions. These transactions were also the main driver of the increase in credit risk, which measures the risks relating to default and migration events.

Stress scenario analyses complement the integrated risk model by providing information on the economic implications of certain adverse situations. Some of these analyses appear in the following sections.

Influenza pandemic modelling

Swiss Re has developed a sophisticated epidemiological model to improve the understanding of the potential range of outcomes from an influenza pandemic. In April 2007, the workings of the model were summarised, along with some key results, in a brief focus report: "Influenza pandemics: Time for a reality check?"

In July 2007, a further Swiss Re publication, "Pandemic influenza: A 21st century model for mortality shocks," provided a comprehensive description for the model and its results, along with an in-depth review of the overall pandemic landscape. This work and the associated publications formed the basis for discussions with regulators, clients and professional associations.

Swiss Re's model works by simulating thousands of pandemic scenarios and producing an estimate of the resulting excess mortality. The simulations take into account the different features of the three pandemics that took place in the last century and also allow for advances in pharmaceutical and behavioural interventions.

It is possible to estimate the effect of each potential pandemic on an insurer's portfolio by applying weightings for exposures by age group and by country. This generates a complete distribution model of potential additional mortality as well as the probability for each level of excess mortality, enabling Swiss Re to calculate relevant risk measures, such as 99% VaR, 99% Tail VaR, and losses for various return periods.

Each simulated pandemic produces its own particular level of excess mortality. If these are sorted from the lowest value to the highest, it is possible to gauge the probability that mortality over a one-year period will exceed a certain level.

Based on its model, Swiss Re estimates that, in most developed countries, a 1-in-200 year pandemic would produce an excess mortality of between 1 and 1.5 deaths per 1000 lives within an insurance-aged portfolio. This is in line with the 1.5 per mille figure assumed for mortality catastrophe risk in the third Quantitative Impact Study (QIS3), a consultation exercise conducted by the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) to prepare for the proposed Solvency II Directive.

The model also shows that the influenza pandemic of 1918, the largest event in the past 420 years, would have a much lower impact on mortality today than it did in 1918. A key difference is the present-day availability of antibiotics, vaccines and antivirals. Other factors that would also reduce mortality include older populations, advances in medical knowledge and treatment and greater capacity to implement non-pharmaceutical interventions. The higher volume and speed of modern travel only affects the speed of spread, not the overall level of mortality.

Risk management per core risk category
Swiss Re's risk tolerance represents the amount of risk the Group is willing to accept within the constraints imposed by its capital resources, its strategy, its risk appetite, and the regulatory and rating agency environment within which it operates. Risk tolerance and appetite at Group level are defined by a set of limits approved by the Executive Committee and the Board of Directors. The relevant Group bodies allocate capacity to lower levels. In addition to limits designed to control risks in relation to capital adequacy, there are targets in place to control earnings volatility.

Insurance risk management
Property and casualty risk arises predominantly from the property, casualty (including motor), and specialty lines of business. The Group Property & Casualty Risk Guidelines in conjunction with the Group Risk Management Guidelines establishes the risk governance framework for property and casualty risk. Limits to prevent excessive exposure to any individual risk, or to the same underlying risk, are monitored on a Group-wide basis. In addition, each underwriter is given a specified limit per treaty programme and single risk. There is a well-defined escalation process at various levels up to the Group Products and Limits Committee. These procedures and limits define the underwriting process and are laid down in the Group Underwriting Guidelines, which are approved by the Group Products and Limits Committee.

Property & Casualty Risk Management is responsible for Group-wide monitoring and reporting of property and casualty risks. Underwriting systems across the Group provide timely reporting on risks assumed and capacity used. The global Products function plays a major role in managing property and casualty risks by proposing the annual renewal strategy and closely monitoring renewal business. Where appropriate, Swiss Re also uses insurance-linked securities, industry loss warranties, retrocession and risk swaps to balance its portfolio.

Table 2 reports the expected pre-tax claims of Swiss Re for major natural catastrophe loss events, allowing for insurance-linked securities, industry loss warranties, retrocession and risk swaps. The figures take into account the fact that an event can trigger claims in various lines of business. For instance, the European windstorm scenario includes, among others, claims from the motor line, and the California earthquake scenario also reflects – but is not limited to – additional claims arising from workers' compensation and general liability.

The economic impact of the top natural catastrophe loss scenarios has decreased greatly since the end of 2006. This mainly reflects the above-mentioned increase in hedging activities for Swiss Re's top natural catastrophe risks, as well as changes in the respective exposure of the GE Insurance Solutions book and its assessment. The economic impact for European windstorm risk was reassessed, leading to a further decrease in the estimated impact of a potential loss event.

Table 2: **Natural catastrophe stress tests**

Estimated economic impact of each single loss event in CHF billions as of 31 December	2006	**2007**
Atlantic hurricane (200-year return period)	–5.7	**–3.7**
European windstorm (200-year return period)	–5.2	**–2.2**
California earthquake (200-year return period)	–4.0	**–2.8**
Japanese earthquake (200-year return period)	–2.4	**–2.0**

Swiss Re takes on life and health risk in the form of mortality and morbidity covers as well as through the acquisition of run-off business (Admin Re®). A global limit is in place for the acceptance of mortality risk, and local business units can write reinsurance within their capital plans and within clearly defined limits, such as per life retention limits for individual business. Maximum market exposure limits are in place for life and health catastrophe business. The Group pays particular attention to accumulation risk in areas of high population density and applies limits based upon expected maximum loss for exposures in individual buildings. Limits are also in force to control and monitor business with exposure to long-tailed longevity risk. Any business that falls outside of specified limits must be approved according to the risk governance framework.

The Group Life & Health Risk Management Guidelines and Group Reinsurance Guidelines articulate Swiss Re's attitude and approach towards life and health risk taking by the business units with oversight by Life & Health Risk Management. These guidelines include detailed guidance on referral procedures and approval bodies.

All large and complex transactions are subject to independent review by the central Products team and by Risk Management. An integrated approach to assurance and audit across the business provides increased oversight by Swiss Re experts on the appropriateness of technical processes and decisions.

Life & Health Risk Management is responsible for the Group-wide monitoring and reporting of life and health risk. Swiss Re also uses insurance-linked securities as a means of reducing peak exposures. The Vita index-linked security transactions, for example, were arranged to provide protection against extreme mortality events. This is now a well-established programme.

Table 3 reports the expected pre-tax mortality claims of Swiss Re for a major lethal pandemic loss event based on the new pandemic model. The scenario assumes that excess mortality will vary with age in accordance with Swiss Re's influenza pandemic model, but is conservative in that it does not allow for the typically lower mortality experienced among insured populations. There has been no material change over the year due to the offsetting effect of increases in US mortality exposures and the decline in value of the US dollar relative to the Swiss franc.

Table 3: **Life insurance stress test**

Estimated economic impact of a single loss event in CHF billions as of 31 December	2006	**2007**
Lethal pandemic (200-year return period)	–4.0	**–4.0**

Financial market risk management
Financial market risk arises from three main sources: Swiss Re's investment activities, the financial market sensitivity of the economic value of liabilities, and the capital markets trading activities. The overall risk limits framework is defined by the Group Capital and Capacity Allocation Committee. All activities involving financial market risk are subject to one overall limit for each major risk class, expressed in terms of both VaR and stress testing.

Financial Services Products, formerly known as Capital Management and Advisory (CMA) and Proprietary Asset Management (PAM), determines a more detailed set of risk limits for their businesses, including stop loss triggers. The Group Credit & Financial Market Risk Guidelines define minimum standards for managing financial market risk; these are supplemented by Derivative Guidelines, Investment Guidelines and business-specific guidelines.

Financial market risk is identified using a risk inventory of the various risk factors. The business is responsible for measuring the financial market risk arising from its activities within guidelines provided by Risk Management; the results are captured in the Market Risk Aggregation & Reporting System, which is also used for risk modelling and risk reporting at Group level. The "Report on Credit, Market Risk and ALM" summarises financial market risks at Group level. Limits for the investment activities are monitored on a weekly basis, while the capital markets trading uses a combination of daily and weekly reporting. These reports are the primary tools used to track exposures and monitor usage of limits. Credit & Financial Market Risk Management independently monitors limit usage. The limits are reported to the head of the business unit, who is also ultimately responsible for risk steering. The business unit heads seek to optimise their respective portfolios within their limits, including the use of cash and derivative instruments.

Table 4 shows the pre-tax impact of market scenarios on available economic capital. The equity scenario includes traded equities, equity derivatives, alternative investments, guaranteed minimum death benefit products and funding obligations arising from equity holdings in Swiss Re pension funds. The potential loss from a 30% fall in global equity markets slightly increased to CHF 3.8 billion in 2007. Higher exposure from alternative investments were to a large extent offset by lower exposure from listed equities. As Swiss Re's assets are closely matched to liabilities (see box on page 63), shifts in interest rates only have a minor impact.

Table 4: **Market scenarios**

Estimated economic impact of each single loss event in CHF billions as of 31 December	2006	**2007**
30% fall in global equity markets	–3.7	**–3.8**
100 basis point parallel increase in global yield curves	–0.1	**0.2**
15% fall in global real estate markets	–0.7	**–0.6**

Credit risk management

Credit risk exposure within the Group arises directly from Swiss Re's investment activities as well as its portfolio of assets and liabilities underwritten by the business units. Swiss Re distinguishes three types of exposure: the risk of issuer default from instruments in which Swiss Re invests or trades, such as corporate bonds; counterparty exposure in a direct contractual relationship, such as retrocession or over-the-counter (OTC) derivatives; in addition, Swiss Re assumes risk with no direct contractual relationship, such as trade credit and surety reinsurance business. All contribute to an overall credit risk portfolio governed by Group Credit & Financial Market Risk Guidelines that are approved by the Group Capital and Capacity Allocation Committee.

The guidelines mandate the assignment of aggregate credit limits by business unit, limits for corporate counterparties and limits by country. Limits are based on a variety of factors including the prevailing economic environment, the nature of the underlying credit exposures and, in the case of corporate counterparties, a detailed assessment of the counterparty's financial strength, industry position and qualitative factors. The counterparty assessment generates an internal counterparty-specific rating in one of 20 categories. Swiss Re constantly monitors counterparty credit quality and exposures, compiling "watch lists" of those cases that merit close attention.

The reporting process is supported by the Group Credit Risk Exposure Reporting Management and Information Tool that contains all relevant information including counterparty details, ratings, credit risk exposures, credit limits and watch lists. It is accessible by all key credit practitioners in the Group, thus providing essential transparency to allow for the successful implementation of active exposure management strategies for specific counterparties, industry sectors and geographic regions.

Table 5 reports the estimated pre-tax impact of the credit default stress test on available economic capital. The default scenario shows estimated unexpected losses due to adverse development of defaults. The stress test is based on corporate default data from Moody's between 1983 and 2003, and combines the worst default frequencies observed over 12 months for each of the individual rating categories.

Table 5: **Credit scenario**

Estimated economic impact in CHF billions as of 31 December	2007
Credit default stress test	–2.9

Longevity risk

Swiss Re has exposure to longevity risk through its Admin Re® transactions and its own pension funds. Based on its business analysis, industry data and in-house research, the Group has begun to take a more active role in the reinsurance of longevity risk. The acceptance of this risk requires detailed analysis of the characteristics of the incoming business and also of future mortality development.

So far, much of the longevity business written by Swiss Re has been transactional, involving the purchase of closed books of business. This business is at the heart of our value proposition, as it provides solutions which effectively mitigate and manage the risks that are of concern to our clients.

The Group's in-depth knowledge of mortality risk and future trends, together with its sophisticated expertise in asset management, enables it to offer both pure longevity protection as well as annuity reinsurance including asset transfer. Swiss Re's Admin Re® platform completes the solution offering by providing cost-effective life book administration services to clients.

Swiss Re gauges longevity risk using the same analytical technique as for all other life and health risks: by separately assessing its parameter, trend, shock and volatility components. Analysis of older age mortality shows that the main risk for longevity is misestimating future improvement trends. Swiss Re has developed a capital calculation and allocation methodology that models future improvements stochastically and is calibrated by underlying cause of death, including the possibility of extreme reduction in deaths from cardiovascular disease and cancer. The resulting associated capital requirement is used to determine Swiss Re's aggregate risk appetite for longevity business.

Operational risk management
The management of operational risk is an integral part of Swiss Re's risk management framework. In 2007, Swiss Re has taken significant steps towards focussing and streamlining its Group-wide operational risk management methodology. Top-down and bottom-up assessments are being integrated into a single process to provide comprehensive assessment and management of the operational risk landscape. Progress in mitigating the most significant risks is monitored regularly. In addition, a formal referral process allows the Executive Committee to regularly review the top operational risks of the Group and their mitigation status.

Experts in specialised areas of operational risk management (such as IT Security and Business Continuity Management) have integrated their activities into the overall risk governance structure. Moreover, Group Internal Audit makes use of quantified risk landscapes provided by operational risk management in setting its priorities.

Emerging risk management
Swiss Re has extended its Group-wide Emerging Risk Management framework and implemented a process to detect, assess and mitigate such risks as well as to identify and evaluate potential surprise factors affecting known loss potentials. This framework incorporates SONAR (Systematic Observation of Notions Associated with Risk), which is a systematic process to detect emerging risks at an early stage in order to assess their potential consequences for Swiss Re.

Capital management
The primary task of the Capital Management unit is to ensure that Swiss Re is adequately capitalised at all times and able to maintain its financial strength, even after a major loss event, and that all legal entities comply with their respective capital requirements. In doing this, internal economic and accounting views, as well as rating agency and regulatory solvency models are taken into account.

Capital management strategy
The Group aims to maximise sustainable risk-adjusted returns, subject to various constraints arising from the capital adequacy requirements of key stakeholder groups. These capital constraints use differing calculation methods for defining both the available and required capital, and are applied to the Group as well as to key legal entities. Figure 3 illustrates the focus areas of the main stakeholder groups who have an influence on defining the Group's capital position.

Figure 3: **Requirements of key Swiss Re stakeholders**


Swiss Re Group
Representatives
Rating agencies
Regulators
Investors/analysts
Stakeholder Group
Policyholders
Policyholders
Investors
Debt investors
Governments
Analysts
Aim
Fulfilment of obligations
Protection against consequences of insolvency
Financial stability
High risk-adjusted returns

Capital views and related targets

Each of the three capital constraints is managed and monitored against Group targets set by the Board of Directors. The overall risk tolerance target is to maintain the ability to continue the risk transfer business after a year of extremely adverse loss events.

- Rating agency view: to maintain superior financial strength ratings that are sufficiently attractive from a client perspective (i.e. to maintain an acceptable rating after an extremely adverse year). The current target rating is AA/Aa/A+.
- Group Solvency I view: to ensure ongoing compliance with group regulatory capital requirements after a 99% Tail VaR loss. The current target is 180% of the minimum regulatory capital.
- Swiss Re's internal view: to be able to continue operations following an extremely adverse year of losses. The target is to have an economic capital adequacy ratio (available capital divided by required capital) in the range of 175 – 200%.

Capital Management actively works towards closing the gap between the rating, regulatory and internal views on capital requirements. In this respect, Swiss Re has provided active support for the development of Standard & Poor's new insurance capital model, as well as for current developments in Solvency II and the Swiss Solvency Test (SST).

Figure 4: **Available and required capital at 99% Tail VaR**

CHF billions, as of 31 December


50
40
30
20
10
0
46.8
47.7
264%
287%
17.7
16.6
2006
2007 (estimate)

Available capital
Required capital at 99% Tail VaR
Capital adequacy ratio

Swiss Re's internal capital adequacy based on 99% Tail VaR

Swiss Re determines the amount of economic capital it has available to cover adverse events based on published shareholders' equity and a number of adjustments net of tax. Thus, no allowance is made for potential tax offsets due to future losses arising from adverse experience. The calculation of available capital is shown in table 6.

Table 6: **Calculation of available capital**

CHF billions, as of 31 December	2006	**2007** (estimate)
Shareholders' equity	30.9	**31.9**
Mark-to-market adjustments	1.6	**1.6**
Goodwill and intangibles	–5.4	**–5.5**
P&C and L&H valuation adjustments	14.4	**14.3**
Tax and other	–2.8	**–1.9**
Shareholders' net worth	38.7	**40.4**
Hybrid capital	8.1	**7.3**
Swiss Re Group available capital	46.8	**47.7**

The calculation of required capital is shown in table 1 on page 70.

Dividing the available capital of CHF 47.7 billion by the capital requirements based on 99% Tail VaR of CHF 16.6 billion results in a capital adequacy ratio (CAR) of 287% as of 31 December 2007, compared to 264% as of 31 December 2006 (see figure 4).

Swiss Re's financial strength is central to its value proposition. Therefore, the Group aims to hold sufficient capital to ensure that it is financially strong, even after an extreme loss event.

Capital management actions
The Group's approach to capital management is to either reinvest or pay back excess capital. On 1 March 2007, Swiss Re announced a programme to buy back shares up to a maximum value of CHF 6.0 billion over a three-year period. On 23 January 2008, this was increased by CHF 1.75 billion to a total value of CHF 7.75 billion. The increase was due to the additional capital expected to be released over a 24-month period as a result of a proportional reinsurance contract with Berkshire Hathaway.

Major legal entity simplification projects are well advanced in Europe, the US, Canada and Asia, with an expected combined capital relief of around CHF 2.5 billion.

In Europe, the project benefits from recent regulatory and legal developments that allow the Group to simplify its entity structure in the EU (excluding Admin Re®) to two companies: a reinsurance and a direct insurance carrier based in Luxembourg with branch operations in other EU countries. Swiss Re will maintain its high level of service in European markets based on the same business policies, product offering and financial strength. Local branches continue to be responsible for client management. The Group started to migrate its legal structure on 1 January 2008, which will result in more efficient capital management, administration and reporting.

In the US, Canada and Asia the legal entity simplification process primarily involves the merger of existing risk carriers.

Other initiatives to optimise the use of capital include the use of surplus notes, guarantees as a substitute for locally held capital, intra-Group retrocession to concentrate risk in the parent company and life embedded value securitisations.

Credit ratings
Standard & Poor's, Moody's and A.M. Best rate Swiss Re's financial strength based on interactive relationships.

Swiss Re's very strong capitalisation, business position, financial flexibility, as well as its outstanding franchise, and prudent capital and risk management are reflected in superior insurance financial strength ratings which are among the highest in the industry.

Table 7: **Swiss Re's financial strength ratings**

As of 22 February 2008	S&P	Moody's	A.M. Best
Rating	AA-	Aa2	A+
Outlook	stable	stable	under review, negative

On 7 November 2007, Moody's affirmed Swiss Re's Aa2 financial strength rating and revised the outlook to stable from negative. In Moody's view, Swiss Re's business and financial characteristics fully meet the expectations for a Aa2 rating, justifying the revision of the outlook to stable.

On 19 November 2007 and 20 November 2007, following Swiss Re's announcement of a CHF 1.2 billion mark-to-market loss arising from its exposure to two credit default swaps, Standard & Poor's and Moody's affirmed Swiss Re's financial strength ratings as AA- (stable outlook) and Aa2 (stable outlook), respectively. On 20 November 2007, A.M. Best placed Swiss Re's A+ financial strength rating under review with negative implications.

On 7 September 2007 and 3 October 2007, S&P and Moody's assigned to Swiss Re Europe S.A. the Group's AA- (stable outlook) and Aa2 (stable outlook) financial strength ratings, respectively. The rating actions reflect Swiss Re Europe's core status within the Group. This entity plays a key role in the legal entity simplification process for the Group's European reinsurance business.

On 10 January 2008, Moody's upgraded the financial strength rating of Swiss Re International SE (formerly SR International Business Insurance Company plc) to Aa2 (stable outlook) from Aa3, aligning the company's rating with that of the Group. This concluded the review for possible upgrade initiated on 3 October 2007. Swiss Re International SE will continue its role as a primary insurance carrier for Fortune 2000 clients.

Corporate governance and compensation report

Swiss Re is committed to meeting the highest standards of corporate governance and actively pursues transparency towards shareholders and other stakeholders.

Corporate governance is the framework comprising a company's organisation, structure, management and assurance functions. Transparency is an important component of the framework, designed to protect the interests of shareholders and create value for all stakeholders.

In the wake of major corporate failures and breakdowns, corporate governance, as well as legislative and regulatory developments have been in the spotlight worldwide in recent years. Swiss Re takes a proactive approach to aligning investors' expectations and interests with its own, and continues to conduct benchmarking against best practice standards.

Corporate governance is increasingly linked to corporate sustainability and corporate citizenship. The integration of sustainability principles in core business activities strengthens a company's ability to protect its assets and create value. The expertise of private sector companies is becoming more important in society's efforts to tackle sustainability and other key issues. Assuming an active role in society reinforces the effectiveness of internal responses and creates goodwill among various stakeholders. Corporate sustainability and corporate citizenship are therefore important drivers of continued business success, and are firmly embedded in Swiss Re's corporate responsibility framework, along with corporate governance (for more information, see the corporate responsibility chapter on pages 26 – 30).

As a Swiss publicly listed company, Swiss Re's governance is measured primarily against the Swiss Code of Best Practice for Corporate Governance, issued by economiesuisse in July 2002, and its Appendix 1 from 2007 with updated recommendations on compensation for Board of Directors and Executive Board. Swiss Re is also subject to the Directive on Information relating to Corporate Governance and its Annex and Commentary, issued by SWX Swiss Exchange, effective since 1 July 2002 and amended on 1 January 2007 (also referred to as the "SWX Directive").

On 1 January 2007, as an advance part of the ongoing revision of Swiss company law, the new articles 663b[bis] and 663c para. 3 of the Swiss Code of Obligations came into force. Above and beyond the SWX Directive in its previous form, these articles require, among others, the detailed disclosure of remuneration to members of the governing bodies of listed companies. All aspects of this information are to be audited by the external auditor. The basic compensation principles are set out in section 5 of this chapter (compensation, shareholdings and loans), while the details are disclosed in note 13 of the Group financial statements on pages 172 – 177.

Swiss Re also meets the requirements of the Provisions on Corporate Governance, Risk Management and the Internal Control System, issued by the Federal Office of Private Insurance and enacted on 1 January 2007. Additionally, the Group complies with the applicable local rules and regulations of all the countries in which it does business.

The information provided in this chapter of the Annual Report follows the structure of the SWX Directive:

1 Group structure and shareholders

1.1 Group structure

Operational Group structure
Please refer to page 12.

Listed Group companies
Swiss Reinsurance Company, the Group's parent company, is a joint stock company, listed on SWX Swiss Exchange, domiciled at Mythenquai 50/60 in 8022 Zurich and organised in accordance with the laws of Switzerland. For details on share information, see the chapter on "Swiss Re shares", pages 122–126. For the other listed Group companies, see the Group financial statements, note 16 on "Subsidiaries, equity investees and variable interest entities", pages 186 – 191.

Non-listed Group companies
Please refer to the Group financial statements, note 16 on "Subsidiaries, equity investees and variable interest entities", pages 186 – 191.

1.2 Significant shareholders

As of 31 December 2007, there were two shareholders with a participation exceeding the 3% threshold of Swiss Re's share capital.

a. Swiss Reinsurance Company, Mythenquai 50/60, P.O. Box, 8022 Zurich, Switzerland, held a total of 23 964 732 Swiss Re shares or 6.47% of the share capital. Of these shares, 6 280 930 shares were fully paid in shares held for general corporate purposes, 11 678 802 shares were paid in only at nominal value and reserved for general corporate purposes, and 6 005 000 shares were acquired under the share buy-back programme and subject to cancellation.

b. The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA (Capital Group), announced on 4 December 2007 that they held, through acquisitions by some of their Group companies, in the capacity of investment manager for mutual funds and clients, 19 364 301 registered shares of Swiss Re. Capital Group thus has 5.23% of Swiss Re's voting rights, which can be exercised autonomously of the beneficial owners.

After 31 December 2007, and as of 22 February 2008, two additional shareholders held more than 3% of Swiss Re's share capital each.

c. Credit Suisse Group, Paradeplatz 8, 8070 Zurich, Switzerland, notified Swiss Re on 21 February 2008 that, as per 15 February 2008, it held, through acquisitions by a number of its group companies, registered shares, conversion rights, share purchase rights and written share sale rights conferring a total of 3.40% of the voting rights of Swiss Re.

d. Berkshire Hathaway Inc., 3555 Farnam Street, Omaha, NE 68131, USA, notified Swiss Re on 22 January 2008 that, as of the same day, it held through its subsidiary Columbia Insurance Company, 3024 Harney Street, Omaha, NE 68131, USA, 11 250 000 registered shares or 3.03% of the voting rights of Swiss Re.

1.3 Cross-shareholdings

There are no cross-shareholdings to report, as Swiss Re does not hold 5% or more of the shares or voting rights of any company which, in turn, also owns 5% or more of Swiss Re's shares or voting rights.

2 Capital structure

In accordance with the SWX Directive, the following information about Swiss Re's capital structure is provided for the listed parent company, Swiss Reinsurance Company, Zurich.

2.1 Capital

Please refer to note 9 on shareholders' equity of the financial statements of Swiss Reinsurance Company, Zurich, page 161.

2.2 Authorised and conditional capital

With regard to the conditional capital created for bonds or similar financial instruments with a conversion right, shareholders' pre-emptive rights may be restricted or excluded by decision of the Board of Directors, in order to finance or refinance the acquisition of companies, parts of companies, holdings, or new investments planned by the Group, or to issue convertible bonds and warrants. If pre-emptive rights are excluded, then (1) the bonds are to be placed at market conditions, (2) the exercise period is not to exceed ten years from the date of issue for options and twenty years for conversion rights, and (3) the conversion or the exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the bonds are issued.

With regard to the conditional capital for employee participation purposes, shareholders' subscription rights are excluded. Such shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue.

Swiss Re issued shares reserved for corporate purposes ("Vorratsaktien") prior to the revision of Swiss corporate law in 1992. These shares were paid in only at a nominal value of CHF 0.10 for a total amount of CHF 794 228 and are not entitled to dividend.

At the Annual General Meeting in 2001, the creation of conditional capital was approved as follows: a maximum nominal amount of CHF 900 000 for conversion rights and warrants granted in connection with convertible bonds or similar financial instruments issued by the Group and CHF 700 000 for employee participation purposes.

No additional conditional capital and no authorised capital was created or approved in 2002 and 2003.

The Annual General Meeting in 2004 approved an increase of conditional capital from CHF 900 000 to CHF 2 000 000, representing a maximum of 20 million registered shares, payable in full, each with a nominal value of CHF 0.10, for the exercise of conversion rights and warrants granted in connection with bonds or similar instruments issued by the Group.

No additional conditional capital and no authorised capital was created or approved in 2005.

At an Extraordinary General Meeting held on 27 February 2006, shareholders approved the creation of CHF 9 000 000 of authorised capital as well as an increase of conditional capital by CHF 2 000 000, relating to the acquisition of GE Insurance Solutions Corporation and for general corporate purposes.

The Annual General Meeting in 2007 approved a reduction of the conditional capital as per art. 3a of the Articles of Association reserved for bonds or similar instruments in the maximum nominal amount of CHF 3 100 000 by a nominal amount of CHF 496 072.50, corresponding to 4 960 725 registered shares, each with a nominal value of CHF 0.10, to CHF 2 603 927.50. Furthermore, the Annual General Meeting 2007 approved the cancellation of the conditional capital as per art. 3c of the Articles of Association created in favour of General Electric Company in the maximum nominal amount of CHF 900 000, which corresponds to 9 000 000 registered shares, each with a nominal value of CHF 0.10.

No additional conditional capital and no authorised capital was created or approved in 2007.

in CHF	Authorised capital	Conditional capital for bonds or instruments with a conversion right	Conditional capital for employee participation purposes
31.12.2001		900000	682027
31.12.2002		900000	663052
31.12.2003		900000	663052
31.12.2004		2000000	662222
31.12.2005		2000000	659565
31.12.2006	1105337	4000000	649560
31.12.2007	**1105337**	**2603928**	**604388**

2.3 Changes in capital

In 2004, the company's share capital remained at CHF 32 million. Total reserves increased CHF 795 million to CHF 10.7 billion. The higher profit for the financial year of CHF 1.4 billion (compared to CHF 1.2 billion in 2003) led to an increase of disposable profit from CHF 1.2 billion to CHF 1.5 billion. Total shareholders' equity before allocation of profit increased from CHF 11.2 billion to CHF 12.2 billion. At the Annual General Meeting, shareholders approved a dividend payment of CHF 497 million, compared to CHF 341 million in the previous year. From 2002 to 2004, the company issued 198 054 shares from conditional capital for employee participation purposes.

In 2005, the company's share capital remained at CHF 32 million. Total reserves increased CHF 952 million to CHF 11.7 billion. The lower profit for the 2005 financial year of CHF 1.1 billion (compared to CHF 1.4 billion in 2004) led to a decrease of disposable profit from CHF 1.5 billion to CHF 1.1 billion. Total shareholders' equity before allocation of profit increased from CHF 12.2 billion to CHF 12.8 billion. At the Annual General Meeting, shareholders approved a dividend payment of CHF 776 million, compared to CHF 497 million in the previous year. In 2005, the company issued 26 568 shares from conditional capital for employee participation purposes.

In 2006, the company's share capital increased from CHF 32 million to CHF 37 million, mainly due to shares issued to General Electric (GE) and to capital markets as a result of the acquisition of GE Insurance Solutions. Total reserves increased CHF 4.5 billion to CHF 16.2 billion. The higher profit for the 2006 financial year of CHF 2.1 billion (compared to CHF 1.1 billion in 2005) led to an increase of disposable profit from CHF 1.1 billion to CHF 2.2 billion. Total shareholders' equity before allocation of profit increased from CHF 12.8 billion to CHF 18.4 billion. At the Annual General Meeting, shareholders approved a dividend payment of CHF 1.2 billion, compared to CHF 776 million paid in the previous year. In 2006, the company issued 100 047 shares from conditional capital for employee participation purposes.

In 2007, the company's fully paid-in share capital remained roughly unchanged at CHF 37 million. Total reserves increased CHF 1.0 billion to CHF 17.2 billion. The profit for the 2007 financial year of CHF 1.7 billion (compared to CHF 2.1 billion in 2006) led to a decrease in disposable profit from CHF 2.2 billion to CHF 1.8 billion. Total shareholders' equity before allocation of profit increased from CHF 18.4 billion to CHF 19.0 billion. At the Annual General Meeting of 18 April 2008, shareholders will vote on a proposed dividend payment of CHF 1.4 billion, compared to CHF 1.2 billion paid in the previous year. The company issued 451 724 shares from conditional capital for employee participation purposes, bringing the total of shares issued for employee participation purposes to 956 123, from a total of 7 000 000 shares available.

In addition, the 2007 Annual General Meeting authorised the Board of Directors to buy back the company's own shares up to a total value of CHF 4.2 billion within a three-year period. As of 31 December 2007, the Company had repurchased a total of 6 005 000 shares since the inception of the second trading line in August 2007, at a volume weighted average price of CHF 94.22. The Board of Directors will propose to the Annual General Meeting of 18 April 2008 the cancellation of the shares repurchased and the corresponding amendment of the Articles of Association (reduction of share capital).

2.4 Shares

As of 31 December 2007, the share capital of Swiss Reinsurance Company, including shares reserved for corporate purposes, amounted to CHF 37 038 675 or 370 386 755 fully paid-in registered shares (each with a nominal value of CHF 0.10), of which 346 665 966 are entitled to dividend. Other than the shares reserved for corporate purposes, which have no voting power and are not entitled to dividend, there are no additional types of shares with a higher or limited voting power, privileged dividend entitlement or any other preferential rights; nor are there any other securities representing a part of the company's share capital. Swiss Re's capital structure ensures equal treatment of all shareholders in accordance with the principle of "one share, one vote".

2.5 Profit-sharing certificates

Profit-sharing certificates in the sense of the SWX Directive are particular types of non-voting securities that substitute or complement shares. These do not exist at Swiss Re.

2.6 Limitations on transferability and nominee registrations

Free transferability
Swiss Reinsurance Company's shares are freely transferable, without any limitations, provided that the buyers declare they are the beneficial owners of the shares and comply with the disclosure requirements of the Federal Act on Stock Exchanges and Securities Trading ("Stock Exchange Act") of 24 March 1995.

Admissibility of nominee registrations
Trustees or nominees who act as fiduciaries of shareholders are entered without further inquiry in Swiss Reinsurance Company's share register as shareholders with voting rights up to a maximum of 2% of the outstanding share capital available at the time. Additional shares held by such nominees, which exceed the limit of 2% of the outstanding share capital, are entered in the share register with voting rights only if such nominees disclose the names, addresses and shareholdings of the beneficial owners of the holdings amounting to or exceeding 0.5% of the outstanding share capital. In addition, such nominees must comply with the disclosure requirements of the Stock Exchange Act.

Procedure and conditions for cancelling statutory privileges and limitations on transferability

This point is not applicable, as no statutory privileges or limitations on transferability exist.

2.7 Convertible bonds and options

Convertible bonds

As stated in note 6 on "Debt" on pages 153–156 of the Group financial statements, the following convertible bonds are outstanding:

Tenor	Instrument	Currency	Nominal (millions)	Exchange terms
2001 – 2021	Convertible bond	USD	1 150	i
2005 – 2008	Mandatory convertible bond	CHF	1 000	ii
2006 – 2009	Mandatory convertible bond	CHF	610	iii

(i) Holders may convert the bonds, due in 2021 and issued in denominations of USD 10 000 principal amount and integral multiples thereof, into registered shares of Swiss Reinsurance Company (nominal value CHF 0.10 per share) at any time on and after 22 November 2001, and prior to the close of business on 21 November 2011, at a conversion price of CHF 207.19 per share and a fixed exchange rate of USD 1 = CHF 1.6641. The exercise of this convertible bond will not affect Swiss Re's conditional capital, as Swiss Reinsurance Company purchased a call option to hedge the underlying shares. If bond holders exercise this convertible bond, Swiss Re will exercise the hedge option to obtain the necessary shares without accessing Swiss Re's conditional capital.

(ii) The mandatory convertible bond (MCS), issued as a private offering to institutional investors only, may, at the option of each holder, be converted into registered shares of Swiss Reinsurance Company at any time from 24 January 2006 until 4.00 pm CET on the business day before the 20th trading day prior to the maturity date on 15 December 2008. Holders exercising such early conversion right will be entitled initially to receive 87 168 759 shares, subject to adjustment, for each MCS of CHF 100 000 nominal value. Unless previously converted, each MCS will be mandatorily converted on the maturity date into the number of registered shares of Swiss Reinsurance Company that equals the maturity conversion ratio. The maturity conversion ratio equals the arithmetic average of the 15 conversion ratios calculated on the basis of the CHF closing prices of the shares on the virt-x ("closing price") on each of the 15 consecutive trading days ending on the third trading day prior to the maturity date. For the purposes of calculating the arithmetic average, the conversion ratio for a given trading day is determined as follows: (a) if the closing price is less than or equal to the minimum conversion price of CHF 95.60, the conversion ratio shall be equal to the maximum conversion ratio of initially 10 460 251 shares per MCS; (b) if the closing price is greater than or equal to the maximum conversion price of CHF 114.72, the conversion ratio shall be equal to the minimum conversion ratio of initially 87 168 759 shares per MCS; and (c) if the closing price is greater than the minimum conversion price, but less than the maximum conversion price, the conversion ratio shall be equal to CHF 100 000 divided by the closing price. Based on the closing price, Swiss Re will be required to deliver between 8.7 million and 10.5 million shares created from conditional capital, shares reserved for corporate purposes or other existing shares.

(iii) Upon closing the acquisition of GE Insurance Solutions, Swiss Re issued CHF 610 million of three-year mandatory convertible instruments to General Electric. The mandatory convertible bond (MCS) issued as a private offering, may, at the option of each holder, be converted into registered shares of Swiss Reinsurance Company at any time from 18 July 2006 until 4.00 pm CET on the business day before the 20th trading day prior to the maturity date on 8 June 2009. Holders exercising such early conversion right will be entitled initially to receive 102 414 923 shares, subject to adjustment, for each MCS of CHF 100 000 nominal value. Unless previously converted, each MCS will be mandatorily converted on the maturity date into the number of registered shares of Swiss Reinsurance Company that equals the maturity conversion ratio. The maturity conversion ratio equals the arithmetic average of the 15 conversion ratios calculated on the basis of the CHF closing prices of the shares on the virt-x ("closing price") on each of the 15 consecutive trading days ending on the third trading day prior to the maturity date. For the purposes of calculating such arithmetic average, the conversion ratio for a given trading day is determined as follows: (a) if the closing price is less than or equal to the minimum conversion price of CHF 84.90610, the conversion ratio shall be equal to the maximum conversion ratio of initially 117 777 168 shares per MCS of CHF 100 000 nominal value; (b) if the closing price is greater than or equal to the maximum conversion price of CHF 97.64202, the conversion ratio shall be equal to the minimum conversion ratio of initially 102 414 923 shares per MCS of CHF 100 000 nominal value; and (c) if the closing price is greater than the minimum conversion price, but less than the maximum conversion price, the conversion ratio shall be equal to CHF 100 000 divided by the closing price. Based on the closing price, Swiss Re will be required to deliver between 6.25 million and 7.18 million shares created from conditional capital, shares reserved for corporate purposes or other existing shares.

Options

For details on stock options granted to Swiss Re employees, see note 12 on share-based payments, pages 169–171, and note 9 on shareholders' equity, page 161 of the Group financial statements.

3 Board of Directors

From left:
Raymund Breu
Kaspar Villiger
Rajna Gibson Brandon
Bénédict G.F. Hentsch
Thomas W. Bechtler
Peter Forstmoser
Robert A. Scott
Walter B. Kielholz
Hans Ulrich Maerki
John F. Smith
John R. Coomber
Jakob Baer



3.1 Members of the Board of Directors as of 31 December 2007

Name	Nationality	Age	Additional function	Initial election	Current term ends
Peter Forstmoser	Swiss	64	Chairman of the Board Chairman of the GC	1990	2010
Walter B. Kielholz	Swiss	56	Vice Chairman of the Board Member of the FRC and the GC	1998	2010
Jakob Baer	Swiss	63	Chairman of the AC Member of the FRC	2005	2009
Thomas W. Bechtler	Swiss	58	Member of the CC	1993	2009
Raymund Breu	Swiss	62	Member of the AC and the CC	2003	2011
John R. Coomber	British	58	Chairman of the FRC	2006	2009
Rajna Gibson Brandon	Swiss	45	Member of the AC and the FRC	2000	2008
Bénédict G.F. Hentsch	Swiss	59	Member of the GC	1993	2009
Hans Ulrich Maerki	Swiss	61	Member of the CC and the FRC	2007	2011
Robert A. Scott	British/ Australian	65	Chairman of the CC Member of the AC and FRC	2002	2010
John F. Smith, Jr.	US/Swiss	69	Member of the AC and the GC	2003	2008
Kaspar Villiger	Swiss	66	Member of the FRC and the GC	2004	2008

AC = Audit Committee FRC = Finance and Risk Committee
CC = Compensation Committee GC = Governance Committee

Independence
Swiss Re requires a majority of the Board of Directors to be independent. To be considered independent, a director may not be, and may not have been in the past three years, employed as an executive officer of the Group. In addition, he or she must not have a material relationship with any part of the Group – either directly or as a partner, director or shareholder of an organisation that has a material relationship with the Group. Based on Swiss Re's independence criteria, a strong majority of eleven of Swiss Re's twelve directors qualify as independent.

Since John R. Coomber was Chief Executive Officer until 31 December 2005, he may not be considered independent under the applicable criteria, although he no longer has an executive status.

Information about managerial positions and significant business connections of non-executive directors

All members of the Board of Directors are non-executive. John R. Coomber was a member of Swiss Re's executive management and CEO until 31 December 2005. Walter B. Kielholz, former Executive Vice Chairman and non-executive Vice Chairman since 2007, was Swiss Re's Chief Executive Officer from 1 January 1997 to 31 December 2002. Of the other ten non-executive directors, none has ever held a management position in the Group.

No director has any significant business connection with Swiss Re or any of its Group companies.

Peter Forstmoser
Chairman, non-executive and independent

Mr Forstmoser, a Swiss citizen born in 1943, received a doctorate in law from the University of Zurich in 1970, became an attorney-at-law in 1971 and earned a master's degree in law from Harvard Law School in 1972.

Mr Forstmoser has been a law professor at the University of Zurich since 1974 and a partner of Niederer Kraft & Frey, Attorneys, in Zurich, since 1975. Mr Forstmoser was elected to Swiss Re's Board of Directors in 1990. His mandate was renewed in 1994 and 1998, each time for a further four years. The Board of Directors elected him Chairman on 30 June 2000. He was re-elected as Chairman in 2002 and 2006 for further four-year terms.

Mr Forstmoser is also chairman of the board of directors of Hesta AG and Hesta Tex AG, a member of the boards of Mikron Holding AG, Bank Hofmann AG (until January 2007), Ernst Basler AG, Remer Holding AG, and Hyos Invest Holding AG, as well as Vice Chairman of Gebert Rüf Stiftung.

Mr Forstmoser is the author of numerous publications on a variety of law disciplines, such as business, company, capital markets and data protection law. In the context of corporate and investment fund legislation, he has been engaged in numerous expert committees, some of which he presided as chairman.

Walter B. Kielholz
Vice Chairman, non-executive and independent

Mr Kielholz, a Swiss citizen born in 1951, studied business administration at the University of St. Gallen and graduated in 1976 with a master's degree in business finance and accounting.

Mr Kielholz's career began at the General Reinsurance Corporation, Zurich. After working in the US, the UK and Italy, he assumed responsibility for the company's European marketing. In 1986 he joined Credit Suisse, Zurich, where he was responsible for client relations with large insurance groups in the multinational services department.

At the beginning of 1989, Mr Kielholz joined Swiss Re, Zurich. He became a member of the Executive Board in January 1993 and was Swiss Re's Chief Executive Officer from 1 January 1997 to 31 December 2002. In June 1998 he was elected to Swiss Re's Board of Directors, which at the same time appointed him Executive Director. Mr Kielholz was appointed Executive Vice Chairman with effect from 1 January 2003 and Vice Chairman in 2007. His mandate was renewed for a further four-year term in 2002 and 2006.

Mr Kielholz was elected to the board of directors of Credit Suisse Group in 1999. Since 1 January 2003 he has been Chairman of that company's board of directors.

In addition, Mr Kielholz is a member of the European Financial Roundtable (EFR), a member of the board (president in 2006/2007) of the International Monetary Conference and a member of the Institute of International Finance (IIF). Mr Kielholz is also chairman of the supervisory board of Avenir Suisse and a member of the board and the committee of the Swiss Business Federation (economiesuisse). In 2005, he was elected to the Insurance Hall of Fame, which honours individuals who have exercised substantial influence on the insurance industry for the benefit of society.

Furthermore, Mr Kielholz is a member of the Society of Zurich Friends of the Arts and chairman of the Zurich Art Society.

Jakob Baer
Non-executive and independent director

Mr Baer, a Swiss citizen born in 1944, became an attorney-at-law in 1971 and graduated from the University of Bern in 1973 with a doctorate in law.

Mr Baer began his career in the legal department of the Federal Finance Administration. In 1975, he joined Fides Trust Company. Following the successful planning and execution of a management buyout of Fides' advisory business, he became a member of the management board of KPMG Switzerland in 1992. He was appointed CEO of KPMG Switzerland in 1994 and a member of KPMG's European and international management boards. He retired from KPMG in September 2004, having reached the statutory retirement age.

Mr Baer was elected to Swiss Re's Board of Directors in May 2005. He also serves on the boards of directors of Adecco S.A., Rieter Holding AG, Allreal Holding AG, Stäubli Holding AG, and two small-sized companies.

Thomas W. Bechtler
Non-executive and independent director

Mr Bechtler, a Swiss citizen born in 1949, received a doctorate in law from the University of Zurich in 1973 and a master's degree in law from Harvard Law School in 1975.

Mr Bechtler has been chief executive officer of Hesta AG as well as Hesta Tex AG, Zug, since 1982.

Mr Bechtler joined Swiss Re's Board of Directors in November 1993. His mandate was renewed in 1997, 2001 and 2005, each time for a further four years. Mr Bechtler also serves on the boards of directors of Credit Suisse Group, Zurich, Bucher Industries, Sika AG and Conzzeta Holding. From 1987 to 1999, he served as chairman of "Swisscontact", a large Swiss development foundation, and from 1987 to 2002 as chairman of the Zurich Art Society. Since 2005 he has been chairman of the Zurich committee of Human Rights Watch.

Raymund Breu
Non-executive and independent director

Mr Breu, a Swiss citizen born in 1945, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a doctorate in mathematics.

Mr Breu is Chief Financial Officer of the Novartis Group and a member of that company's executive committee, positions he assumed when Novartis was created in December 1996. He joined the group treasury of Sandoz, a predecessor company of Novartis, in 1975. Ten years later, he was appointed CFO of Sandoz Corporation in New York. In 1990, he became group treasurer of Sandoz Ltd and, in 1993, head of group finance and a member of the Sandoz executive board.

Mr Breu was elected to Swiss Re's Board of Directors in 2003. He was re-elected in 2007 for a further four-year term of office. In addition, Mr Breu serves on the Swiss Takeover Board.

John R. Coomber
Non-executive director

Mr Coomber, a British citizen born in 1949, graduated in theoretical mechanics from Nottingham University in 1970.

Mr Coomber started his career with the Phoenix Insurance Company. He joined Swiss Re in 1973. Having qualified as an actuary in 1974, he first specialised in the company's life reinsurance area. He was Swiss Re UK's appointed actuary from 1983 to 1990. In 1987, he assumed responsibility for the life division and, in 1993, was made head of the company's UK operations. Mr Coomber was appointed as a member of the Executive Board in April 1995, responsible for the Group's Life & Health Division. In June 2000, he became a member of the Executive Committee. He was Swiss Re's Chief Executive Officer from 1 January 2003 until 31 December 2005, when he retired after 33 years of employment with Swiss Re.

Mr Coomber was elected to Swiss Re's Board of Directors at the Extraordinary General Meeting of 27 February 2006 for a term ending at the Annual General Meeting of 2009. Mr Coomber also serves as a member of the supervisory board of Euler Hermes, as a director of Pension Insurance Corporation Holdings LLP, MH (GB) Limited, Parhelion Capital Ltd, telent plc and as a trustee of The Climate Group.

Rajna Gibson Brandon
Non-executive and independent director

Ms Gibson, a Swiss citizen born in 1962, studied business and economics at the University of Geneva, graduating with a BA in 1982 and a PhD in economics and social sciences in 1987.

Ms Gibson has been a professor of financial economics at the Swiss Banking Institute of the University of Zurich since March 2000 and was previously a professor of finance at the University of Lausanne. She is also a director of the National Centre of Competence in Research (NCCR) "Financial Valuation and Risk Management" research network, Director of Research of the Swiss Finance Institute (SFI) and an adviser to scientific councils of various educational institutions. She was a member of the Swiss Federal Banking Commission until the end of 2004. Ms Gibson was elected to Swiss Re's Board of Directors in June 2000. Her mandate was renewed in 2004 for a further four-year term.

Bénédict G.F. Hentsch
Non-executive and independent director

Mr Hentsch, a Swiss citizen born in 1948, studied business administration at the University of St. Gallen, Switzerland, graduating in 1972 with a master's degree in business finance and accounting.

Mr Hentsch was a general partner of Darier Hentsch & Cie, Private Bankers, Geneva from 1985 until 2001. He chaired the Swiss Private Bankers Association from 1998 to 2001. In 2004, he founded GEM – Global Estate Managers – as well as Banque Bénédict Hentsch & Cie S.A., both entities dedicated to global wealth management.

Mr Hentsch was elected to Swiss Re's Board of Directors in 1993. His mandate was renewed in 1997, 2001 and 2005, each time for a further four-year term. He is also a member of the board of the ISC Foundation and the MLE-Foundation, both at the University of St. Gallen.

Hans Ulrich Maerki
Non-executive and independent director

Mr Maerki, a Swiss citizen born in 1946, graduated with a master's degree in business administration at the University of Basel in 1972.

Mr Maerki joined IBM Switzerland in 1973. After some years in the sales area, he was promoted to a number of managerial positions in IBM's Paris European Headquarters as well as in IBM Switzerland. From 1993 to 1995, he led IBM's business in Switzerland as General Manager, before moving to IBM Europe in Paris to build the largest IT services business in the market. In August 2001, he was appointed Chairman of the Board of Directors of IBM Europe, Middle East and Africa (EMEA). From 2003 to 2005 he was also CEO of IBM EMEA.

Mr Maerki was elected to Swiss Re's Board of Directors at the Annual General Meeting of 20 April 2007 for a four-year term of office. He is also a member of the boards of ABB, Mettler-Toledo International and the Menuhin Festival Gstaad. He serves on the board of trustees of the Hermitage Museum in St. Petersburg as well as on the international advisory boards of the Ecole des Hautes Etudes Commerciales (HEC) Paris, the IESE Business School University of Navarra (IESE), the IMD Business School in Lausanne and Bocconi University in Milan.

Robert A. Scott
Non-executive and independent director

Mr Scott, a British and Australian citizen born in 1942, was educated at Scots College, Wellington, New Zealand. He has been a Senior Associate of the Australian and New Zealand Institute of Insurance and Finance (ANZIIF) since 1965 and was made a Commander of the British Empire (CBE) in 2002.

Mr Scott is a retired group chief executive of CGNU plc, now Aviva. In the 1990s, he was group chief executive of General Accident and, following the merger with Commercial Union in 1998, was appointed group chief executive of CGU plc. Following the merger in 2000 with Norwich Union, Mr Scott became group chief executive of CGNU plc, retiring in May 2001. Mr Scott was also chairman of the Association of British Insurers in 2000– 2001, and a board member in the previous four years.

Mr Scott joined Swiss Re's Board of Directors in 2002 for a four-year term. He was re-elected for a further four-year term in 2006. Mr Scott is also chairman of the board of directors of Yell Group plc, a non-executive director of the Royal Bank of Scotland Group plc and Jardine Lloyd Thompson Group plc. In addition, he is an adviser to Duke Street Capital and Pension Insurance Corporation Holdings LLP.

John F. Smith, Jr.
Non-executive and independent director

Mr Smith, a US and Swiss citizen born in 1938, received a Bachelor of Business Administration from the University of Massachusetts in 1960 and a Master of Business Administration from Boston University in 1965.

Mr Smith joined General Motors Corporation, Detroit, in 1961. He became the company's president in 1992, a position he held until 1998. He served as chief executive officer from 1992 to 2000 and was chairman of the board of directors from 1996 to April 2003.

Mr Smith joined Swiss Re's Board of Directors in 2003. He was re-elected in 2007 for an additional one-year term ending at the Annual General Meeting in 2008, when he will have reached the statutory retirement age.

Mr Smith is also a director of The Procter & Gamble Company and serves as a member of the chancellor's executive committee of the University of Massachusetts.

Kaspar Villiger
Non-executive and independent director

Mr Villiger, a Swiss citizen born in 1941, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a degree in mechanical engineering in 1966.

As an entrepreneur, Mr Villiger co-owned and managed two businesses from 1966 until 1989. Simultaneously, Mr Villiger had several political positions, first in the parliament of the canton of Lucerne and, from 1982, in the Swiss Federal Parliament. He became a Federal Councillor in 1989. He initially served as Defence Minister, with responsibility for the Federal Military Department. He then became Finance Minister in 1995 as Head of the Federal Department of Finance until the end of 2003. Mr Villiger was President of the Swiss Confederation in 1995 and 2002.

Mr Villiger joined Swiss Re's Board of Directors in 2004 for a four-year term. He also serves as non-executive director on the boards of Nestlé SA, and the newspaper "Neue Zürcher Zeitung".

Changes in the course of the 2007 business year
Dennis D. Dammerman retired from the Board of Directors at the Annual General Meeting of 20 April 2007. At the same time, the shareholders re-elected Raymund Breu and John F. Smith, Jr., as members of the Board of Directors. Mr Breu was elected for another four-year term. Mr Smith was elected for a one-year term only, as he will have reached the retirement age of 70 by the Annual General Meeting in 2008.

Nominations for the election at the Annual General Meeting of 18 April 2008
The Board of Directors has decided to nominate the following candidates for re-election to the Board:
- Rajna Gibson Brandon, for a further term;
- Kaspar Villiger, for a further term.

The Board of Directors has further decided to nominate the following candidates for first-time election to the Board:
- Raymond K. F. Ch'ien
- Mathis Cabiallavetta

Raymond K. F. Ch'ien, a Chinese citizen born in 1952, has been chairman of CDC Corporation since 1999. He served as chief executive officer of the company in 2005 and as acting chief executive officer in 2004. From 1984 to 1997, he was group managing director of Lam Soon Hong Kong Group.

Mr Ch'ien also serves as chairman of the boards of directors of MTR Corporation Limited, Hang Seng Bank Limited and HSBC Private Equity (Asia) Limited. He is also a member of the board of directors of Inchcape plc, the Hongkong and Shanghai Banking Corporation Limited, VTech Holdings Limited, Convenience Retail Asia Limited and The Wharf (Holdings) Limited. In addition, Mr Ch'ien holds positions in several public service institutions: he is chairman of the Hong Kong / European Union Business Cooperation Committee, a member of the APEC Business Advisory Council, Hong Kong, and honorary president of the Federation of Hong Kong Industries. Mr Ch'ien has recently been appointed to the Standing Committee of the Tianjin Municipal Committee of the Chinese People's Political Consultative Conference.

Mr Ch'ien studied at Rockford College and the University of Pennsylvania, graduating with a PhD in Economics in 1978. He became a Trustee of the University of Pennsylvania in 2006.

Mathis Cabiallavetta, a Swiss citizen born in 1945, is vice chairman of Marsh & McLennan Companies, Inc. (MMC) and chairman of Marsh & McLennan International. He has been a member of MMC's international advisory board since 1994 and served as a director of MMC from 2000 to 2004.

Prior to joining MMC in 1999, Mr Cabiallavetta was chairman of the board of UBS AG, after having held several executive positions at the company since 1971. He became president of the group executive board in 1996 and was elected chairman of UBS AG in 1998.

Mr Cabiallavetta is also a member of the boards of directors of Altria Group, Inc. and BlackRock, Inc. In addition, he is a member of the advisory board of General Atlantic Partners in New York.

3.2 Other activities and functions

Please refer to the information provided in each director's biography on pages 89 – 92.

3.3 Cross-involvement

The SWX Directive no longer requires cross-involvements to be listed separately. Please, refer to the information provided in each director's biography on pages 89 – 92.

3.4 Elections and term of office

Election procedure
The members of the Board of Directors are elected at a General Meeting of shareholders.

The Governance Committee evaluates candidates for Board membership and makes recommendations to the Board with regard to their nomination for election or re-election. The Board submits nominations for new directors for election at the General Meeting that ensure an adequate size and a well-balanced composition of the Board and comply with the requirement that a majority of the Board is independent. At the General Meeting, each proposed election or re-election is presented by the Chairman and voted upon separately.

The Chairman and Vice Chairman of the Board, as well as the chairpersons and members of the Board Committees are elected by the Board of Directors.

Term
The regular term of office of a directorship is four years. It usually begins with the date of election by a General Meeting of shareholders and ends on the fourth subsequent Annual General Meeting. Members whose term has expired are immediately eligible for re-election.

The Board of Directors proposes to the Annual General Meeting of 18 April 2008 to reduce the term of office for members of the Board of Directors from four to three years.

The age limit is 70. Members who reach the age of 70 during a regular term of office shall tender their resignation at the Annual General Meeting following the attainment of that age.

The term of office of a committee member is one year, beginning with the Board meeting following the Annual General Meeting and ending with the Board meeting following the subsequent Annual General Meeting.

First election and remaining term of each director
Please refer to the table at the beginning of section 3 of this chapter.

3.5 Organisational structure of the Board of Directors

The organisation of the Board of Directors is laid down in the Corporate Bylaws, which define the responsibilities of the Board of Directors, its committees and the executive management, as well as the reporting procedures. The Corporate Bylaws are reviewed periodically by both the Governance Committee and the full Board with regard to expediency as well as to compliance with domestic and applicable international laws, regulations and best practice standards.

3.5.1 Allocation of tasks within the Board of Directors

Chairman of the Board of Directors
The Chairman of the Board of Directors exercises ultimate supervision of the executive management on behalf of the Board. He usually attends the meetings of the Executive Committee and Executive Board and receives the documentation and minutes of all the meetings. He ensures adequate reporting to the Board by the Board Committees, Executive Committee and Executive Board. He is also responsible, with the Chairman of the Audit Committee, for Group Internal Audit. He appoints the Head of Group Internal Audit, subject to confirmation by the Audit Committee, and determines his or her compensation.

In addition, he convenes meetings of the Board and its committees, makes preparations for, and presides at Board meetings. He coordinates the activities of Board committees and ensures the Board is kept informed about their activities and findings. In cases of doubt, he makes decisions regarding the authority of the Board or its committees and about the application and interpretation of the Corporate Bylaws.

He receives comments from the directors as to the Board's performance, reports annually to the Board with an assessment of its performance and ensures that newly elected Board members receive a suitable introduction to their role.

He presides at General Meetings and represents the Group to shareholders.

If the Chairman of the Board is prevented from performing his duties, they are performed by the Vice Chairman or another member of the Board.

Vice Chairman
The Vice Chairman liaises between the Board and executive management in matters not reserved to the Chairman, supervises management's preparation and execution of Board resolutions in operational matters as well as management's development of Group strategies, and oversees management development for the Group's senior executives.

Committees of the Board of Directors
The Board has delegated certain responsibilities, including the preparation and execution of its resolutions, to four committees: Audit Committee, Compensation Committee, Finance and Risk Committee and Governance Committee. Any such committee must keep the Board apprised on a timely basis of actions and determinations.

The committees may conduct or authorise special investigations, at any time and at their full discretion, into any matters within their respective scope of responsibilities, as laid down in their respective charters of duties, thereby taking into consideration relevant peer group practice and general best practice. They are empowered to retain independent counsel, accountants or other experts if deemed necessary, including for purposes of benchmarking best practice, and shall receive appropriate funding for payment of compensation to such outside advisers.

Each committee is headed by a chairperson. He or she prepares and presides the committee meetings and informs the Board on any committee's actions and decisions.

3.5.2 Committees of the Board of Directors: responsibilities and members

Audit Committee
Responsibilities of the Audit Committee
The central task of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities as they relate to the integrity of the Group financial statements, the Group's compliance with legal and regulatory requirements, the external auditor's qualifications and independence, and the performance of the Group's internal audit function and its external auditor.

The Committee serves as an independent and objective monitor of the Group's financial reporting process and system of internal control, and facilitates ongoing communication between the external auditor, management, Group Internal Audit and the Board with regard to the Group's financial situation and course of business. The Audit Committee reviews its own performance annually.

In fulfilling its responsibilities, the committee, among others,
- reviews major changes to the Group's accounting principles and practices;
- reviews with the external auditor and the Head of Group Internal Audit the adequacy and efficacy of the financial reporting process as well as the Group's system of internal controls over financial reporting and quality control procedures;
- reviews, at least annually, the Group's policies regarding publication of earnings and the policies regarding communication of financial information provided to analysts and rating agencies;

- reviews and discusses with management the quarterly and annual financial accounts of the parent company and the Group, and approves quarterly accounts and reports of the Group;
- exercises supervision of compliance-related matters by reviewing management's reports on legal, regulatory and compliance risks, including management's identification of potential fraud risks and implemented anti-fraud controls;
- approves the appointment of the Head of Group Internal Audit, approves planned audit services by Group Internal Audit and reviews annually the performance of Group Internal Audit;
- evaluates external auditors and recommends a firm to the Board of Directors for election at the General Meeting, reviews annually the independence and the performance of the external auditor as well as its quality control procedures, and approves the compensation for external audit services;
- periodically meets with Group Internal Audit and the external auditor to discuss their findings and management's responses.

Members of the Audit Committee
Jakob Baer, Chair
Raymund Breu
Rajna Gibson Brandon
Robert A. Scott
John F. Smith, Jr.

Independence and other qualifications
All members of the Audit Committee are non-executive and independent. In addition to the independence criteria applicable for the Board members, members of the Audit Committee may not accept any consulting, advisory, or other compensatory fee from the company. All members must be financially literate. At least one member must have the attributes qualifying him/her as an Audit Committee Financial Expert (as defined in the Corporate Bylaws and determined by the Board). Furthermore, the Corporate Bylaws require that Audit Committee members should not serve on audit committees of more than two other listed companies. They shall advise the Chairman in advance of accepting any further invitation to serve on the audit committee of another listed company. No Board member held more than two additional audit committee mandates in 2007.

Compensation Committee
Responsibilities of the Compensation Committee
The Compensation Committee, among others,
- ensures the development of a set of Group compensation principles, submits them to the Board for approval, monitors adherence to the principles and regularly discusses their appropriateness;
- keeps itself informed of industry and peer compensation practices;
- recommends to the Board the remuneration of the members of the Board, the compensation of the Chief Executive Officer and the total amount available for compensation of the other members of the Executive Board;
- determines the individual compensation amounts of the members of the Executive Board (other than the Chief Executive Officer), based on the Board's determination of the total amount available;
- determines the total amount for bonus payments and related share deferral plans, on the basis of achieved performance, and approves long-term incentive plans (subject to the approval of the Board of Directors for new option plans);
- reviews and approves the Group's compensation and pension plans;
- ensures compliance with any remuneration disclosure requirements;

- approves employment contracts with the Chairman, the Vice Chairman, the Chief Executive Officer and the members of the Executive Committee and the Executive Board;
- reviews its own performance annually.

Members of the Compensation Committee
Robert A. Scott, Chair
Thomas W. Bechtler
Raymund Breu
Dennis D. Dammerman (until 20 April 2007)
Hans Ulrich Maerki (as of 20 April 2007)

Independence
All members of the Compensation Committee are non-executive and independent.

Finance and Risk Committee
Responsibilities of the Finance and Risk Committee
The Finance and Risk Committee, among others,

- annually reviews and recommends for approval to the Board of Directors the Group Risk Policy, including Swiss Re's risk tolerance targets regarding capital adequacy, risk concentration, and earnings volatility;
- regularly monitors the usage of limits set out in the Group Risk Policy and decides on actions to be taken following breaches;
- discusses with the Chief Risk Officer the top risk issues for the Group and corresponding risk mitigation actions;
- reviews the most important risk exposures in all major risk categories – insurance (including reserve risk), financial market, credit, funding and liquidity, and operational – highlighting significant risk concentrations;
- reviews new products or strategic expansions of the Group's areas of business, which would result in a substantial change to the Group's risk profile and provides comments to the Board of Directors from a risk perspective;
- reviews the assurance activities of the Risk Management function;
- reviews critical principles used in internal risk measurement, valuation of assets and liabilities, capital adequacy assessment, and economic performance measurement, and reviews their implementation;
- reviews the Group's funding structure and capital adequacy;
- reviews the Group's treasury strategy, including cash and liquidity management;
- discusses external risk mitigation activities (including retrocession, insurance bonds, and investment hedging) and their impact on counterparty risk;
- reviews reports on the Group-wide use of derivative instruments;
- annually reviews its own performance.

Members of the Finance and Risk Committee
John R. Coomber, Chair
Jakob Baer
Dennis D. Dammerman (until 20 April 2007)
Rajna Gibson Brandon
Walter B. Kielholz
Hans Ulrich Maerki (as of 20 April 2007)
Robert A. Scott
Kaspar Villiger

Governance Committee

Responsibilities of the Governance Committee

The Governance Committee, among others,

- keeps itself informed on corporate governance developments, measures the Group's governance against relevant best practice standards and informs the Board of its findings and emerging trends;
- evaluates Board member candidates and makes recommendations to the Board with regard to their nomination for election or re-election at a General Meeting, while ensuring an adequate size and a well-balanced composition of the Board as well as the independence of the majority of the Board;
- evaluates proposals of the Chief Executive Officer for the appointment and removal of members of the Executive Committee and the Executive Board;
- ensures the effectiveness of executive succession and emergency planning processes;
- reviews compliance with corporate governance disclosure requirements;
- annually reviews the company's Articles of Association and the Corporate Bylaws, and informs the Board of its findings and proposals;
- reviews the Group's communication policy;
- periodically reviews the Group's guiding principles, as well as the corporate citizenship and corporate sustainability activities;
- monitors investor relations activities and the relationship with rating agencies;
- examines how public reports are perceived, especially with regard to whether they fulfil the needs and expectations of international investors;
- monitors the shareholder structure;
- has initial responsibility for assessing any merger and take-over proposals submitted to the Group;
- has initial responsibility for reviewing material transactions with any of the Group's significant shareholders;
- reviews its own performance annually.

Members of the Governance Committee

Peter Forstmoser, Chair
Dennis D. Dammerman (until 20 April 2007)
Bénédict G. F. Hentsch
Walter B. Kielholz
John F. Smith, Jr.
Kaspar Villiger

3.5.3 Work methods of the Board of Directors and its committees

The Board and its committees meet at the invitation of the Chairman of the Board as often as business requires. The Board has six regular two day meetings a year. The first day is usually reserved for the committees; on the second day the full Board meets for as long as required, mostly the whole day.

The regular Board meetings are normally held in early and late February, April, June, September and December. Each regular Board meeting has a special focus, which is basically related to Swiss Re's reporting schedule. These areas of focus consist of strategic issues, financial statements, analysis of internal results, the medium-term business plan and corporate governance.

a. General work methods of the Board of Directors and its committees
Extraordinary meetings are called at short notice if and when required. Board members can also join such meetings by video or telephone conference. A quorum is constituted when at least half of the members of the Board or the Board committee are present in person or participate using some alternative means of communication.

In addition to the regular and extraordinary meetings, the Board and its committees can make decisions in writing. These resolutions by written agreement have equal validity to decisions made in regular or extraordinary meetings. Resolutions by written agreement of the Board of Directors may be adopted if no Board member calls for discussion of the motion. A quorum is constituted when at least half of the members express their agreement or disagreement with the resolution. Written resolutions of Board committees may be adopted if all committee members express their agreement or disagreement with the resolution.

The Chairman of the Board is responsible for defining the agendas for the meetings of the Board and its committees in close cooperation with the chairpersons of the committees and in consultation with the Chief Executive Officer. A number of recurring issues are discussed periodically at the regular meetings.

The members of the Board of Directors receive an invitation to Board and committee meetings with a list of the agenda items approximately two weeks before each meeting. They also receive written documentation on the items for discussion, so that they can prepare thoroughly. The first set of pre-reading material is usually sent out with the invitation two weeks prior to the meeting, followed by a second delivery one week later.

In the meeting, the agenda items are usually introduced by a presentation, followed by a discussion and, where necessary, a resolution on the item. The presentation is given by an expert from the Executive Committee or Executive Board or by other employees having the requisite specialist knowledge.

Specific subjects can be discussed in a closed session with a reduced number of participants. Depending on the item being discussed, these closed sessions consist solely of Board members (private session) or Board members and the Chief Executive Officer (executive session).

Minutes are kept of the discussions and the resolutions of each meeting and are approved usually at the next Board or Board committee meeting.

b. Specific work methods of the Board of Directors
The Board meetings are attended by members of the Board and, in an advisory capacity, by the members of the Executive Committee as well as the company secretary.

In 2007, there were eight regular and four extraordinary Board meetings, and the Board made eight decisions in writing. The Board meetings lasted 5.5 hours on average. Between one and 14 agenda items were discussed per meeting, with an average of seven items per meeting. The average attendance rate was 99.0% at the regular meetings throughout the year. Average attendance including extraordinary meetings, which were often called at short notice, was 90.3%. Whenever possible, Board members who are unable to attend an extraordinary meeting, give their views on the agenda items to the Chairman before the meeting.

c. Specific work methods of the Audit Committee
The Audit Committee normally meets eight times a year. The first two meetings of the year mainly deal with the annual closing. In the subsequent meetings, the committee focuses on topics such as embedded value, the internal control system, or legal, regulatory and compliance issues. The committee receives a status report from Group Internal Audit about four times a year. The meetings at the beginning of May, August and November are mainly dedicated to the discussion and approval of the quarterly results.

Besides the committee members and the company secretary, selected individuals are invited to attend Audit Committee meetings in an advisory capacity. In 2007, the following people exercised an advisory role on the committee:

- Peter Forstmoser, Chairman of the Board of Directors
- Walter B. Kielholz, Vice Chairman of the Board of Directors
- Jacques Aigrain, Chief Executive Officer
- Ann F. Godbehere, Chief Financial Officer (until 28 February 2007)
- George Quinn, Chief Financial Officer (as of 1 March 2007)
- David Doyle, Head of Group Internal Audit (until 28 February 2007)
- Clare Bousfield, Head of Group Internal Audit (as of 1 March 2007)

The two lead auditors representing the external auditor are also invited to Audit Committee meetings. The Head of Group Internal Audit and the two lead auditors of the external auditor are normally present in executive sessions of the committee.

In 2007, there were nine Audit Committee meetings, including one extraordinary meeting. No resolutions were taken by written agreement. On average, the meetings lasted 2.5 hours. Between one and ten agenda items were discussed per meeting, with an average of six items. Average attendance was 95.0% at the regular meetings throughout the year and 91.1% including the extraordinary meeting, which was called at short notice.

d. Specific work methods of the Compensation Committee
The Compensation Committee normally holds five regular meetings per year. The main purpose of the January and February meetings is to set the total amount for bonus payments in the organisation, including bonuses for Executive Board members, as well as to allocate benefits from the long-term incentive plans. The June and September meetings are to review the compensation principles and instruments. In December, the committee undertakes an initial assessment of Executive Board members' performance for the pending bonus allocation and decides on any amendments to the compensation system for the following year.

Besides the committee members and minutes taker, selected individuals are invited to attend Compensation Committee meetings in an advisory capacity. In 2007, the following people exercised an advisory role on the committee:

- Peter Forstmoser, Chairman of the Board of Directors
- Walter B. Kielholz, Vice Chairman of the Board of Directors
- Jacques Aigrain, Chief Executive Officer

The Compensation Committee enlisted the help of the Mercer Human Resources Consulting to provide support and advice for compensation issues during the reporting year. Mercer supported the committee in organising benchmark studies and reviewing and amending the compensation philosophy.

In 2007, there were five regular meetings of the Compensation Committee. There were no extraordinary meetings and no resolutions by written agreement. The meetings lasted on average three hours. Between four and thirteen agenda items were discussed per meeting, with an average of eight items. Average attendance was 85.0% during the reporting year.

e. Specific work methods of the Finance and Risk Committee

The Finance and Risk Committee normally holds six regular meetings per year. The topics discussed at committee meetings depend on current developments and corporate requirements. In the reporting year, the committee reviewed derivative transactions, risk management in life and credit business, the company's reserving policy for life and non-life business, the optimal approach to the insurance price cycle, treasury issues, climate change, the Group's earthquake exposure, investment policy and the internal risk identification process. The committee also discusses the Chief Risk Officer's latest written report at almost every meeting. This report outlines the Group's position in terms of the main quantitative risk metrics.

Besides the committee members and the company secretary, selected individuals are invited to attend Finance and Risk Committee meetings in an advisory capacity. In 2007, the following people acted in an advisory role on the committee:

- Peter Forstmoser, Chairman of the Board of Directors
- Jacques Aigrain, Chief Executive Officer
- Ann F. Godbehere, Chief Financial Officer (until 28 February 2007)
- George Quinn, Chief Financial Officer (as of 1 March 2007)
- Christian Mumenthaler, Chief Risk Officer (until 31 December 2007)
- Stefan Lippe, Head of (Re)Insurance Products
- Roger W. Ferguson, Head of Financial Services Products
- Benjamin Meuli, Chief Investment Officer

In 2007, there were six regular meetings of the Finance and Risk Committee. There were no extraordinary meetings and no resolutions by written agreement. On average, the meetings lasted 2.5 hours. Between four and eight agenda items were discussed per meeting, with an average of six items. Average attendance was 90.5% during the reporting year.

f. Specific work methods of the Governance Committee

The Governance Committee normally holds three regular meetings per year. The committee usually spends its first meeting of the year discussing developments in corporate governance and reviewing the Articles of Association, Corporate Bylaws and the Corporate Governance section of the Annual Report. The committee's other meetings address the media and investor response to the annual results, the Group's Guiding Principles, social commitment, approach to sustainability, the activities of Investor Relations and shareholder structure.

Besides the committee members and the company secretary, selected individuals are invited to attend Governance Committee meetings in an advisory capacity. In 2007, the following people exercised an advisory role on the committee:

- Jacques Aigrain, Chief Executive Officer
- Ann F. Godbehere, Chief Financial Officer (until 28 February 2007)
- George Quinn, Chief Financial Officer (as of 1 March 2007)

In 2007, there were four Governance Committee meetings. There were no extraordinary meetings and two resolutions by written agreement. On average, the meetings lasted one hour. Between two and seven agenda items were discussed per meeting, with an average of five items. Average attendance was 86.7% during the reporting year.

g. Meeting schedule in 2007

Dates	Board of Directors	Audit Committee	Compensation Committee	Finance and Risk Committee	Governance Committee
31 January			■		
1 February		■		■	■
2 February	■				
27 February		■	■	■	
28 February	■				
2 April		■			
18 April		■		■	■
19 April	■				
7 May		■			
11 May	■				
14 June	■			■	
15 June	■		■		■
6 August		■			
13 September		■	■	■	
14 September	■				
22 October	■				
26 October	■				
5 November		■			
16 November		■			
18 November	■				
6 December			■	■	
7 December	■				■
28 December	■				

The meetings of 11 May, 22 October, 16 November, 18 November and 28 December were extraordinary meetings.

3.6 Definition of areas of responsibility of the Board of Directors and the Executive Committee

The Board of Directors exercises the ultimate authority of the Group. It has delegated the responsibility for managing the Group's operations to the Executive Committee (see section 4 below).

The Board of Directors, among others,

- determines the risk tolerance level of the Group, monitors risk development and approves the business principles to be applied in reinsurance and financial services, including asset management;
- defines the Group's Guiding Principles, adopts the strategy of the Group and keeps itself informed of the strategies of the business and corporate functions, as well as of the divisions;
- approves consolidated medium- and short-term Group business plans based on the Group's strategic goals and the business plans of the business and corporate functions;
- decides on high-level transactions in alternative investments, Admin Re®, debt issuances, credit facilities or similar instruments and capital market transactions;
- reviews periodic core business status reports as well as reports on major business transactions and events;

- has overall responsibility for corporate governance matters;
- approves the compensation principles of the Group upon recommendation of the Compensation Committee;
- reviews the Group's adherence to legal, regulatory and compliance standards, as well as the status of significant legal, regulatory or compliance matters, in conjunction with the Audit Committee;
- determines the structure of the Group, defines its business and corporate functions and divisions, and decides on structural changes to the Group, as well as the business and corporate functions;
- appoints and removes members of the Executive Committee and the Executive Board upon recommendation of the Governance Committee;
- assesses, on an annual basis, the performance of the Chief Executive Officer as well as the members of the Executive Committee and the Executive Board;
- assesses, on an annual basis, the performance of the Board, its committees, and each of its members;
- determines the remuneration of the members of the Board, the compensation of the Chief Executive Officer and the total amount available for compensation of the other members of the Executive Board, upon recommendation of the Compensation Committee;
- elects the Chairman of the Board, the Vice Chairman and the chairpersons and members of the Board committees;
- nominates Board member candidates for election or re-election by the General Meeting upon recommendation of the Governance Committee;
- establishes the methods and applicable standards for accounting, budgetary control and financial planning;
- reviews and approves annual reports of the parent company and the Group, subject to the authority of the General Meeting;
- makes preparations for and convenes General Meetings of shareholders and executes the resolutions of General Meetings.

The Executive Committee has, in addition to its overall responsibility for the operational management of the Group, the following key responsibilities:

- Submits proposals to the Board of Directors relating to all matters within the Board's responsibilities, for the Board's consideration, such as the Group strategy, the business plan, risk tolerances and accounting principles;
- approves the strategies, structures and business plans of the business and corporate functions and divisions;
- establishes principles on financing through capital markets, the financing of Group companies and the allocation of financial resources within the Group;
- decides on transactions in alternative investments, Admin Re®, debt issuances and credit facilities or similar instruments, while submitting proposals on high-limit transactions to the Board of Directors;
- establishes the performance targets for the Group, the business and corporate functions and the divisions, monitors performance and takes any necessary action;
- forms Group Committees, delegates to them authorities and responsibilities, and issues binding Group guidelines;
- decides on the underwriting authority of the business functions and divisions, and on individual reinsurance transactions exceeding the underwriting authority limits;
- exercises oversight responsibilities in respect of the Group's internal control evaluation and certification process;
- oversees the implementation of Group compliance procedures, monitors remediation of identified regulatory and compliance deficiencies and ensures that appropriate risk management committees are constituted;

- assumes responsibility for personnel planning and management development of the Group, makes recommendations to the Chief Executive Officer on promotions for or removals of Managing Directors, and appoints the Responsible Actuary.

The Executive Committee holds, as a rule, two meetings per month. In 2007, the Executive Committee met 30 times.

The Executive Committee is supported by the larger Executive Board made up of 21 senior executive officers (including the seven members of the Executive Committee). All members of the Executive Board are appointed by the Board of Directors upon recommendation of the Chief Executive Officer and after consultation with the Governance Committee. The Executive Board supports the Executive Committee as a sounding forum. It met eight times in 2007. One of those meetings covered strategic issues and stretched over three days.

3.7 Information and control instruments of the Board vis-à-vis executive management

Swiss Re maintains effective and consistent control of the Executive Committee through the Board of Directors. The Board of Directors has a number of controlling and information-gathering mechanisms in place to monitor the handling of responsibilities it has delegated to the Executive Committee.

a. Participation of Board members at executive management meetings
Both the Chairman of the Board and the Vice Chairman are invited to all meetings of the Executive Committee and the Executive Board; effectively, the Board of Directors was represented at 21 of the 30 meetings in 2007. The Chairman of the Board and the Vice Chairman always receive the meeting documentation and minutes.

b. Involvement of executive management in meetings of the Board of Directors
As a matter of principle, all members of the Executive Committee are invited to all meetings of the Board of Directors. The entire Executive Committee was present at all regular Board meetings in 2007, with the exception of one Executive Committee member being absent from one of the meetings.

c. Involvement of executive management in Board committee meetings
At the meetings of the Board committees, executive management members participate in an advisory capacity. For a detailed listing of EC member participation in Board Committee meetings, as well as the number of meetings and the meeting cycle, see the relevant sections in 3.5.3.

d. Periodic reporting by executive management
At each regular Board meeting, the "Executive Report" is a standard agenda item, comprising a comprehensive CEO report on the business development, including major business transactions, claims, corporate development issues and key projects. The CEO's report is accompanied by detailed reports of the business function heads as well as the CFO and, if appropriate, the CRO.

In addition, specific written reports focussing on issues such as risk exposure and risk management activities of the Group, economic results, investment operations, compliance, legal aspects and economic outlook are provided to the members of the Board of Directors on a regular basis.

e. Management Information System
Up to ten times per year, Board members receive a printed "Monthly Business Update", which measures Swiss Re's performance against its strategic and financial objectives. The content of this report is extracted from Swiss Re's Management Information System (MIS), a web-based tool providing in-depth quantitative and qualitative analysis of the current performance of the Group as well as detailed business information for all fields of activity. The MIS covers, besides performance figures, a wide variety of aspects, such as capital adequacy, business renewals, deal pipeline, investment results, claims development, costs, workforce, strategic initiatives, project portfolio, findings of Group Internal Audit, compliance, competitors and shareholding structure.

f. Risk management
Swiss Re's governing bodies recognise the value of a high quality corporate Assurance Framework. Swiss Re has therefore created a comprehensive management and controlling instrument over the past few years to enhance its risk management capability. This instrument monitors five main risk classes: insurance risk, financial market risk, credit risk, funding and liquidity risk, and operational risk. These risk classes are subdivided into approximately 20 risk categories. The framework defines associated responsibilities and reporting processes for each of the categories. The Finance and Risk Committee received a detailed progress report and several updates on the Assurance Framework in 2007. As governance standards continue to evolve, the corresponding framework is subject to periodic reviews and improvements as required.

g. Duty to inform about extraordinary events
As soon as the Executive Committee hears about significant extraordinary business developments or events, it is obliged to inform the Board of Directors immediately, even if the Board is not in session.

h. Supervision of the Executive Committee by the Vice Chairman of the Board
The Vice Chairman supervises the preparation and execution of Board resolutions by the Executive Committee for all operational matters. In addition, he supervises the Executive Committee's development of Group strategy and oversees management development of the Group's senior executives.

i. Right to obtain information
At Board meetings, any member of the Board of Directors can demand information on any aspect of the Group's business. Any member may, in such meetings, request that books and records be produced for timely inspection. Outside Board meetings, any member can direct a request for production of business records to the Chairman of the Board. In the event the request is denied, the Board decides whether such information shall be produced.

j. Special investigations
Each Board committee is entitled to undertake or commission special investigations at its own discretion into any matters within its respective scope of responsibility. They may also enlist assistance from independent legal advisers, auditors or other experts if deemed necessary.

Based on the authority to conduct special investigations, the Audit Committee initiated a review of the mark-to-market loss from credit underwriting activities in November 2007.

k. Group Internal Audit
Group Internal Audit (GIA) is an independent, objective assurance function performing activities designed to assess the adequacy and effectiveness of the Group's internal control systems. GIA helps the Group accomplish its objectives by applying a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control, and governance processes.

GIA staff govern themselves in accordance with the Code of Ethics established by the Institute of Internal Auditors (IIA). The IIA's "International Standards for the Professional Practice of Internal Auditing" constitute the operating guidance for the department.

Authority is granted for full, free and unrestricted access to any and all of the Group's property and personnel relevant to any function under review. All employees are required to assist GIA in fulfilling their duty. Group Internal Audit has no direct operational responsibility or authority over any of the activities they review.

GIA applies a risk-based approach to auditing the Group's control systems, performing its own risk assessment and leveraging the risk assessments performed by the risk management functions. GIA utilises the work done by the other assurance functions in the Group after reviewing the quality of the assurance work performed. The GIA Audit Plan is determined annually and updated on a quarterly basis. The results of the audits are reported to the Group's Executive Board and Audit Committee. Formal quarterly updates are provided to the Audit Committee on the findings, resources and skills within GIA and on the changes in tools and methodologies utilised by GIA.

GIA coordinates its activities with other assurance functions in the Group and the external auditor.

l. External auditor
Please refer to section 8.

4 Executive management

4.1 Members of the Executive Committee

Membership as of 31 December 2007

Name	Nationality	Age	Function
Jacques Aigrain	Swiss and French	53	Chief Executive Officer
Andreas Beerli	Swiss	56	Chief Operating Officer
Roger W. Ferguson	US	56	Head of Financial Services Products
Michel M. Liès	Luxembourg	53	Head of Client Markets
Stefan Lippe	German	52	Head of (Re)Insurance Products
Christian Mumenthaler	Swiss	38	Chief Risk Officer
George Quinn	British	41	Chief Financial Officer

Jacques Aigrain
Chief Executive Officer
Member of the Executive Committee

Mr Aigrain, a Swiss and French citizen born in 1954, received a PhD in economics in 1981 from the Sorbonne in France and a master's degree in economics from Paris-Dauphine University.

Mr Aigrain started his career with JP Morgan in 1981 and had various functions in investment banking in London, Paris and New York. Immediately prior to joining Swiss Re, he was a managing director and a member of JP Morgan's investment banking management committee, where he was co-head of client coverage.

In June 2001, he joined Swiss Re as Head of the Financial Services business group and member of the Executive Committee. In August 2004, the Board of Directors appointed him Deputy CEO in addition to his Financial Services role, a task that included a number of coordination functions across the firm, in particular regulatory affairs. He was appointed CEO effective as of 1 January 2006.

Mr Aigrain is a member of the Supervisory Board of Deutsche Lufthansa AG, a member of the Board of Directors of Swiss International Air Lines Ltd., Basel, and a member of various advisory committees of a regional or financial nature.

Andreas Beerli
Chief Operating Officer
Head of Operations
Member of the Executive Committee

Mr Beerli, a Swiss citizen born in 1951, graduated in law in 1976 and received a doctorate in law from the University of Basel in 1983. He joined Swiss Re in 1979, serving in various marketing functions until 1984. He then worked for Credit Suisse in private banking and for the Baloise Insurance Group, where he served in the company's foreign operations.

He rejoined Swiss Re in 1993 as chief of staff. Two years later, he assumed marketing responsibilities for Austria, Italy and Switzerland. In 1997, he was appointed managing director of Swiss Re Italia SpA in Rome, successfully restructuring and integrating the newly acquired Italian reinsurance company Uniorias. In 1998, he assumed an additional position as Head of the Global Clients unit. He served as Head of the Americas Division from January 2000 to December 2005 and took on a new role as Chief Operating Officer on 1 January 2006.

Roger W. Ferguson
Head of Financial Services Products
Member of the Executive Committee

A US citizen born in 1951, Mr Ferguson received a PhD in economics in 1981, a JD in law in 1979 and a BA in economics in 1973, all from Harvard University. Prior to his employment at Swiss Re, Mr Ferguson served as Vice Chairman of the Board of Governors of the US Federal Reserve System from 1999 to 2006 and, from 1984 to 1997, was an Associate and Partner at McKinsey & Company, where he managed a variety of studies for financial institutions, and was Director of Research and Information Services. From 1981 to 1984, he was an attorney at the New York City office of Davis Polk & Wardwell, where he worked on syndicated loans, public offerings, mergers and acquisitions, and product development.

Mr Ferguson joined Swiss Re in June 2006 from the US Federal Reserve Board as Chairman of Swiss Re America Holding. In October 2006, he was appointed Head of Financial Services and a member of Swiss Re's Executive Committee. In November 2007, the Financial Services and Products business functions were aligned and Mr Ferguson assumed the title of Head of Financial Services Products.

Mr Ferguson is a member of the Board of Overseers of Harvard University and of the Board of Trustees of the Institute for Advanced Study. He is also a member of the Council on Foreign Relations and the Group of Thirty.

Michel M. Liès
Head of Client Markets
Member of the Executive Committee

Mr Liès, a citizen of Luxembourg born in 1954, gained a degree in mathematics from the Swiss Federal Institute of Technology (ETH) in Zurich in 1974.

In 1978, he joined the Life department of Swiss Re in Zurich and was mainly active in the Latin American market. From 1983 to 1993, he was responsible for France and the Iberian Peninsula, and coordinated Swiss Re's life strategy across the European Community.

In 1994, he transferred to the non-life sector of the Southern Europe / Latin America department, where he was initially responsible for the Spanish market. He was appointed head of the same department at the beginning of 1997. He became a member of the Executive Board and Head of Latin America Division in 1998. On 1 April 2000, he was named Head of Europe Division and from 2002 to the end of 2004 he assumed the role of Chief Executive Officer of Swiss Re Germany. He was appointed to his current position in September 2005.

Stefan Lippe
Head of (Re)Insurance Products
Member of the Executive Committee

Mr Lippe, a German citizen born in 1955, graduated in mathematics and business administration from the University of Mannheim in 1982. He obtained his doctorate in 1982 while working as scientific assistant to the chair of insurance business management, being awarded the Kurt Hamann foundation prize for his thesis.

In October 1983, he joined Bavarian Re as a team member of a business analysis project. He was appointed deputy member of the board of management in 1988 and a full member in 1991, when he assumed general responsibility for the company's operations in the German-speaking area. In 1993, he became chairman of the board of management of Bavarian Re. Since 2001, he has been chairman of the board of directors of the renamed Swiss Re Germany Holding AG.

Mr Lippe was appointed a member of Swiss Re's Executive Board in 1995, as Head of the Bavarian Re Group. In 2001, he was assigned as Head of the Property & Casualty Business Group and appointed a member of the Executive Committee. In September 2005, he assumed the position of Head of the Products business function. In November 2007, the Financial Services and Products business functions were aligned and Mr Lippe assumed the title of Head of (Re)Insurance Products.

Christian Mumenthaler
Chief Risk Officer
Head of Global Risk Management
(until 31 December 2007)
Head of Life & Health
(as of 17 September 2007)
Member of the Executive Committee
(until 31 December 2007)

Mr Mumenthaler, a Swiss citizen born in 1969, received a PhD from the Institute of Molecular Biology and Biophysics at the Swiss Federal Institute of Technology (ETH) in Zurich. He started his professional career in 1997 as an Associate at the Boston Consulting Group before joining Swiss Re in 1999 as manager in Group Strategic Planning.

Between 1999 and 2002, Mr Mumenthaler was responsible for a number of key company projects, including securitisation solutions for the Group. In 2002, he established a new unit, Group Retro & Syndication, which was responsible for optimising the Group's risk and capital base through retrocession and securitisation. He was appointed Group Chief Risk Officer and

Head of Risk & Knowledge Division effective as of 1 January 2005. At the same time, he became a member of the Executive Committee. In September 2005, he became Head of Global Risk Management. In September 2007, Mr Mumenthaler was appointed Head of Life & Health; he relinquished his duties as Chief Risk Officer at the end of 2007.

Mr Mumenthaler's commitments in organisations outside Swiss Re include memberships in the International Risk Governance Council (IRGC) as Vice Chairman, the World Business Council for Sustainable Development (WBCSD) and the Young Global Leaders at the World Economic Forum (WEF).

George Quinn
Chief Financial Officer
Head of Finance
Member of the Executive Committee

Mr Quinn, a British citizen born in 1966, holds a degree in engineering from University of Strathclyde and is a member of the Institute of Chartered Accountants in England and Wales. He started his career at KPMG in London where he held a number of positions as adviser and consultant to insurance and reinsurance companies.

Mr Quinn joined Swiss Re in 1999 as Chief Accounting Officer, based in Zurich. In 2003, he was appointed Chief Financial Officer for the Financial Services business group. He moved to New York in 2005 as Regional Chief Financial Officer for Swiss Re Americas. On 1 March 2007, Mr Quinn became Chief Financial Officer of Swiss Re Group.

He is also a board member of IMD, a leading international business school.

Changes in the course of the 2007 business year
In March, George Quinn succeeded Ann F. Godbehere as Chief Financial Officer and member of the Executive Committee.

In September, it was announced that Christian Mumenthaler would assume the responsibility of Head of Life & Health with immediate effect. In October, it was announced that Raj Singh would succeed him as Chief Risk Officer and member of the Executive Committee as of 1 January 2008.

Mr Singh is a US citizen born in 1962 and holds a Bachelor of Science degree from the Winona State University, Minnesota, as well as an MBA from the Thunderbird American School for International Management, Arizona. He joins Swiss Re from Allianz SE, where he held the position of Group Chief Risk Officer from 2002. From 1989 to 2001, Mr Singh worked for Citigroup in the US and Europe, where he held a number of senior positions, mainly in the area of credit, structured finance, and mergers and acquisitions.

Mr Singh has played a key management role in various European banking and credit-related associations, and has served on the boards of various financial companies and professional associations. He was Chairman of the International Financial Risk Institute and founding Chairman of the Chief Risk Officers Forum.

4.2 Other activities and vested interests

To the extent that members of the Executive Committee are engaged in activities in governing and supervisory bodies, institutions and foundations, or perform permanent management and consultancy functions for important interest groups or accepted official functions and political posts, such information is included in the curricula vitae under 4.1 above.

4.3 Management contracts

Swiss Re has not entered into reportable management contracts with any third party.

5 Compensation, shareholdings and loans

This section contains descriptive elements of the compensation paid to Swiss Re's Board of Directors and Executive Committee. In compliance with articles 663b[bis] and 663c para. 3 of the Swiss Code of Obligations, all required financial information on compensation, shareholdings and loans of members of the Board and the Executive Committee can be found in note 13 to the Group financial statements, on pages 172–177.

Furthermore, this section displays the overview on Swiss Re's compensation philosophy, guiding principles and governance in order to provide the comprehensive picture of performance and reward practiced in Swiss Re across all operational and executive levels.

Compensation philosophy and guiding principles
To attract, motivate and retain the qualified talent necessary for its success, Swiss Re, as a global company, aims to provide remuneration that is competitive in the labour markets in which it operates.

Swiss Re takes a holistic view of rewards, including both direct financial compensation, such as base salary, annual incentives and equity, as well as other tangible and intangible benefits, including health coverage, pension and development opportunities.

Swiss Re strives to provide exceptional performers with total earning opportunities approaching the top tier of the industry. Each compensation element is designed to encourage individual performance, company achievement and shareholder alignment. To that end, annual and long-term incentives are balanced to reflect the performance on Group, business or corporate function and personal level.

While the variable portion of the total compensation increases as an individual progresses in the organisation, virtually all employees have at least some of their compensation "at risk" to sharpen the focus on performance and reinforce teamwork and collaboration.

Swiss Re's incentive programmes are designed to reflect the long-term dynamics of its business and are applied across all hierarchical levels. A significant portion of higher management's compensation is tied to the organisation's long-term performance, ensuring that compensation is given for solid, sustainable achievement as opposed to short-term annual results.

The total reward offering comprises the following elements:

Base salary and benefits		• Set in relation to market median
Annual Performance Incentive	**Cash component**	• Paid annually • Employees can elect to receive blocked shares
	Value Alignment Incentive component	• Measured against prior-year development • Applies above a certain threshold • Paid after three years
Long-term Incentive		• Shareholder value-aligned performance units • 3-year measurement period

Base salary
Base salary is a compensation for the function and scope of the job performed. Swiss Re aims to position the base salary around the market median for equivalent positions in comparable companies. It reviews pay against market benchmarks on a regular basis to ensure that competitive pay is maintained and undesired fluctuation minimised. Base salary is primarily driven by the markets where the company competes for talent, but factors such as individual expertise are also considered when making any salary-related decision.

Annual Performance Incentive (API)
The Annual Performance Incentive (API) is a discretionary, variable component of Swiss Re's total cash compensation package for employees. The API, together with the base salary, is intended to provide an income around the market median for total cash compensation when performance targets are achieved. Where exceptional performance justifies it, the API provides an opportunity for additional income.

The Annual Performance Incentive pool for the company is determined by the Compensation Committee of the Board based on company performance measured against a set of pre-defined targets. Group performance levels must be considered before function, division or individual performance levels are determined and compensated for. The API for a year's service is paid after the publication of the Group's result, in March of the following year.

When the variable compensation level for an employee exceeds a pre-defined amount, the variable pay is split into two components: a cash payment and a Value Alignment Incentive (VAI). The VAI is intended to align behaviour and decision making to the longer-term nature of the reinsurance business. Each VAI cycle runs for three years, tracking the development of the business over that period. With the VAI, Swiss Re ensures that a significant portion of variable pay is tied to the longer-term financial results of the company.

As of 2008, employees will have the opportunity to take some or all of their cash API in the form of Swiss Re shares. This bonus shares programme encourages employee ownership by allowing employees to use API funds to purchase shares of the company at a discount of 10% to the open market. At the end of a one-year blocking period, the employee assumes full ownership of the purchased shares.

Long-term Incentive (LTI)
The Long-term Incentive plan is a discretionary grant for a select group of key executives at Managing Director, Executive Board and Executive Committee level, over and above their annual cash remuneration. The intention is to achieve competitive total compensation for top executive talents by offering the participant a long-term incentive opportunity.

The LTI is based on a three-year rolling financial plan approved by the Board, and focuses on the achievement of three-year goals for return on equity and growth in earnings per share. A performance scale around a pre-defined target for both measures determines the level of reward earned at the end of each three-year performance cycle.

The LTI is offered each year and is denominated in units that are calculated as the grant amount divided by the share price at the grant date. The final payout will be the number of units multiplied by the share price at the end of the three-year period, as well as by a factor that can vary between 0% and 200% based on a matrix of average return on equity and compound earnings per share growth over the three-year period.

The LTI plan is reviewed by the Compensation Committee on an annual basis to ensure that it remains market-competitive, and that the measures and performance targets are well-aligned with the goals of the company.

Benefits
Swiss Re's aim is to provide an appropriate package of employee benefits for each distinct operating environment. Employee benefits are one component in Swiss Re's total reward offering and should contribute to achieving competitive advantage, relative to general local market employment conditions, in recruiting, motivating and retaining talent. The primary purpose is to establish a level of security for the employee and their dependents in respect of major events in their lives in the areas of age, health, disability and death.

Focus on performance
Swiss Re is a performance-oriented, global company. It achieves this through aligning the goals of each employee with Swiss Re Group targets derived from the strategic priorities. The compensation delivered to Swiss Re employees through base salary, annual performance incentives and other programmes is the tangible result of a performance management that provides a clear linkage between performance and rewards.

To create and maintain this high performance culture, a globally consistent performance management process is in place to ensure that:
- individual goals with challenging performance benchmarks are aligned to the business strategy;
- transparent information is provided on an individual's contribution to the business success using clear qualitative and quantitative performance measurement criteria.

Performance management in Swiss Re is multidimensional. An employee's individual performance is determined by:

- performance in the current position, based on a set of objectives, and assessed in terms of timeliness, quality and quantity of achievement;
- ability to build trust and confidence, as well as to coach and transfer knowledge to enable others to succeed in broader positions;
- demonstration of competencies in the areas of thought, results, people and personal leadership.

Employee rewards are driven by performance at all levels (Group, function/division, individual), supported by a robust performance management structure as a key factor in the decision making process.

5.1 Content and method of determining the compensation and shareholding programs

Governance of the compensation process

In 2007, the Compensation Committee recommended to the Board the remuneration of the members of the Board, other than the Chairman and the Vice Chairman, for whom it determined compensation based on their respective roles and contributions. The Compensation Committee determined the compensation for the CEO and the members of the Executive Board on the basis of overall company, business/function and individual performance. In 2008, the governance process has been slightly amended. From 2008 on, the Board of Directors determines the remuneration of its members (including the Chairman and Vice Chairman) and of the Chief Executive Officer upon recommendation of the Compensation Committee. The Board of Directors also determines the total amount available for compensation of the other members of the Executive Board based on a recommendation of the Compensation Committee. The individual compensation amounts of the members of the Executive Board (other than the Chief Executive Officer) are determined by the Compensation Committee.

The Committee also approves the total remuneration philosophy of the company as well as annual and long-term incentive plans for executives. It ensures the development of a set of Group-wide compensation principles and compliance with remuneration disclosure requirements. It determines the total amount for Annual Performance Incentive payments and related deferral plans and regularly reviews and approves the Group's compensation and pension plans. The Committee's work is governed by its charter, which is set forth in the Corporate Bylaws of Swiss Re.

Bob Scott succeeded George Farr as committee chairman in January and Hans Ulrich Maerki joined the Committee in April, succeeding Dennis Dammerman. The Head of Group Reward & Policies acted as committee secretary during 2007. Mercer is the external adviser to the Committee. In this role, Mercer provides information on market competitive pay and remuneration trends and provides timely advice on executive compensation issues. Mercer is engaged directly by the Compensation Committee.

The Chairman, Vice Chairman, Chief Executive Officer and the Executive Board member responsible for Human Resources are normally invited to attend the meetings, except when their own executive pay matters are being discussed and decided. Each meeting starts and ends with a private session, in which the committee members can raise and discuss questions among themselves. The Committee held five meetings during 2007, four quarterly meetings that coincide with the meetings of the full Board of Directors and a fifth meeting to approve the incentive compensation and spending related to the company's Long-term Incentive plan. The Committee has a planned agenda to ensure that the important reviews take place at the appropriate time throughout the year. Furthermore, the Committee has established a periodic self-review procedure which ensures that a high level of effectiveness is maintained over time.

Additional information on the Compensation Committee can be found in sections 3.5.2 (responsibilities, members) and 3.5.3 (work methods).

Important changes to remuneration policy and structure
In early 2007, in connection with the Annual Performance Incentive (API) payment for 2006, the Group introduced the Value Alignment Incentive (VAI) as a new variable compensation element. The VAI links a significant part of the API to the development of prior-year economic performance indicators related to each plan cycle over a three-year period. Key drivers of plan success include property and casualty reserving accuracy, stable life and health actuarial performance, and sustainability of assets under management. The part of the API which is allocated to the VAI is multiplied by a factor that varies between 62.5% and 187.5%. The factor is linked to the surplus or deficiency of the claims provisions set at the end of the current financial year after a three-year development period or alternatively the relevant key indicators of the specific unit (e.g. for third-party asset management, the difference between the initial amount of assets under management and the amount three years later). The VAI is paid in cash at the end of the three-year period.

On 1 January 2007, pension plans in Switzerland were changed from defined benefit to defined contribution plans. Under the new regime, retirement benefits payable from the pension plan depend on the employee and company contributions that are paid into each employee's individual account, as well as the yearly interest credited to these accounts and the rate used to convert the account balances into annuities at retirement. A one-time allowance was paid to the pension plan in favour of entitled employees to partially compensate for the shortfall in expected annuities at the age of 60.

Summary of Swiss Re's compensation at Board and Executive Committee level
The members of the Board of Directors receive an honorarium of CHF 325 000 per annum. A minimum of 40% of the honorarium must be taken in Swiss Re shares with a four-year deferral period. The Chairman and Vice Chairman of the Board, as well as the chairpersons of the Audit Committee, the Compensation Committee and the Finance and Risk Committee receive a higher compensation to reflect their increased responsibilities and engagements.

The members of the Executive Committee are remunerated under the same scheme as all other Swiss Re employees. The members of the Executive Committee are paid a fixed base salary in cash. For 2007, this base salary (including miscellaneous allowances) amounted to CHF 8.87 million. Furthermore, Executive Committee members receive a variable Annual Performance Incentive (API) which was CHF 25.33 million for the 2007 performance year (compared to CHF 34.25 million in 2006). A material part of the API – 45% for Executive Committee members and 60% for the CEO – is deferred through the Value Alignment Incentive plan (VAI) for three years, while the remaining API can be taken either in cash or in bonus shares. All Executive Committee members also participate in the Long-term Incentive plan (LTI). For 2007, an overall LTI value of CHF 19.12 million was granted to members of the Executive Committee (compared to CHF 14.54 million in 2006).

The Chief Executive Officer and all Executive Committee members – with one exception – have standard employment contracts without incentive guarantees, resignation entitlements or priviledges such as company cars etc. The one contract where a minimum level of incentive compensation is guaranteed stretches only into 2009. There are no specific changes in control or retention agreements in place with members of the Executive Committee, other than those provisions applicable to all Swiss Re employees.

Executives employed in Switzerland are covered by the standard defined contribution pension plan of the company. The Swiss legal salary cap on insurable salaries of CHF 795 600 applies and no additional provisions have been made. Executives employed abroad are also covered through local standard plans.

Further details on the Board of Directors and Executive Committee compensation, shareholdings and loans can be found in note 13 to the Group financial statements.

Mercer conducts an annual review of total compensation of the Executive Committee relative to an identified group of reference companies within the financial services industry to ensure that market competitiveness is maintained.

Swiss Re does not grant employee stock options on a regular basis, but reserves the right to provide ad hoc grants based on events such as exceptional business cycles, significant acquisitions or the replacement of forfeited equity for new executive hires. No such grants were made in 2007.

5.2 Transparency of the compensations, shareholdings and loans pertaining to issuers domiciled abroad

This section is not applicable to Swiss Re as a Swiss domiciled company.

6 Shareholders' participation rights

6.1 Voting right restrictions and representation

Voting right restrictions, statutory group clauses, exception rules
There are no voting right restrictions, no statutory group clauses and thus no rules on making exceptions.

Reasons for making exceptions in the year under review
No exceptions were made.

Procedure and conditions for cancelling statutory voting right restrictions
As there are no voting right restrictions, there is neither a procedure nor a condition for their cancellation.

Statutory rules on participating in the General Meeting of shareholders if differing from legal provisions
In line with the legal provisions, any shareholder with voting rights may have his/her shares represented at any General Meeting by another person authorised in writing or by corporate bodies, independent proxies or proxies for deposited shares. Such representatives need not be shareholders.

6.2 Statutory quorums

The Articles of Association do not provide for any statutory quorums. Any General Meeting of shareholders passes resolutions without regard to the number of shareholders present or shares represented by an absolute majority of the votes validly cast, subject to the compulsory exceptions provided by law. The Chairman of the General Meeting shall determine the voting procedure. As a rule, voting is usually carried out electronically. When this is not the case, votes shall be cast by ballot if more than 50 of the shareholders present so demand by a show of hands.

6.3 Convocation of the General Meeting of shareholders

The statutory rules on the convocation of the General Meeting of shareholders correspond with the legal provisions. Accordingly, the General Meeting of shareholders is summoned by the Board of Directors at least 20 days before the date of the meeting by notice published in the Swiss Official Gazette of Commerce.

Extraordinary General Meetings may be called by resolution of the General Meeting or the Board of Directors, or by shareholders with voting powers, provided they represent at least 10% of the share capital.

6.4 Agenda

The Board of Directors announces the agenda. Shareholders with voting powers whose combined holdings represent shares with a nominal value of at least CHF 100000 may, no later than 45 days before the date of the meeting, demand that matters be included in the agenda. Such demands must be in writing and must specify the items and the proposals to be submitted.

6.5 Registrations in the share register

There is no statutory rule on the deadline for registering shareholders in connection with the attendance of the General Meeting. In recent years, Swiss Re acknowledged the voting rights of shares which were registered at least two working days before the General Meeting. In 2007, the qualifying date for the Annual General Meeting held on Friday, 20 April 2007 was Wednesday, 18 April 2007.

7 Changes of control and defence measures

7.1 Duty to make an offer

Swiss Re has not taken any defence measures against take-over attempts. The governing bodies are of the opinion that the best protection is a fair valuation of the shares. They believe in the efficiency of a free market rather than relying on defence measures that normally have a long-term negative effect on the share price development.

There are no statutory rules on "opting up" or "opting out". "Opting up" is a statutory rule based on which the triggering threshold would be lifted to a higher percentage than 33⅓% of all voting rights, while "opting out" is a statutory rule waiving the legal duty to submit an offer when reaching the threshold of 33⅓% of all voting rights. Should a shareholder reach the threshold of 33⅓% of all voting rights, then, under the Swiss Stock Exchange Act, the shareholder would be required to submit a general take-over offer.

7.2 Clauses on change of control

Unvested bonus shares, share options, and certain other employee benefit programmes would vest upon a change of control. Rights of members of the governing bodies are identical to those of employees.

8 Auditors

8.1 Duration of the mandate and term of office of the lead auditors

PricewaterhouseCoopers AG (PwC), formerly known as Revisuisse Price Waterhouse AG, were elected as Swiss Re's auditors at the Annual General Meeting of 25 November 1991 and, since then, have been re-elected annually. At the Annual General Meeting of shareholders on 20 April 2007, based on the proposal of the Audit Committee and recommended by the Board of Directors, PwC were re-elected as Swiss Re's statutory auditors and auditors of the consolidated financial statements for a term of one year.

Mr David J A. Law and Ms Dawn M. Kink took up office as lead auditors responsible for the existing auditing mandate as of 1 January 2004 and 1 September 2006, respectively.

8.2 Auditing honorarium

The following summarises fees (including VAT) for professional services for the year ended 31 December 2007.

Audit fees

PricewaterhouseCoopers	CHF 36.6 million

Audit-related fees

PricewaterhouseCoopers	CHF 4.9 million

Audit-related fees comprise, among other things, amounts for comfort letters, accounting advice, information systems reviews and reviews on internal controls.

8.3 Additional honorarium

In addition to the fees described above, aggregate fees of CHF 6.0 million were billed by PricewaterhouseCoopers during the year ended 31 December 2007, primarily for the following:

Income tax compliance and related tax services	CHF 1.3 million
Other fees	CHF 4.7 million

Other fees include permitted advisory work related to a range of projects and due diligence.

8.4 Supervisory and control instruments vis-à-vis the external auditor

The Audit Committee evaluates the external auditor annually and recommends one audit firm to the Board of Directors for election at the following Annual General Meeting of shareholders. The external auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders.

The external auditor, PricewaterhouseCoopers AG, is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. The Audit Committee liaises closely with the elected external auditor. In particular, it discusses with the auditor any significant risks, contingencies or other obligations of the company; it reviews and approves the planned audit services to be provided by Group Internal Audit and the external auditor and discusses the audits with them; it approves in advance non-audit services expected to be provided by the external auditor, and reviews and approves other non-audit services that have been pre-approved by the Chairman of the Audit Committee between committee meetings; it reviews major changes to the company's accounting principles and practices; it reviews the adequacy and efficacy of the financial reporting process, the system of internal controls and quality control procedures, as well as any significant findings and recommendations made by the external auditor.

The Audit Committee meets at least annually with the external auditor to review any significant matters or disagreement between management and the auditor, if and when such disagreements arise. It discusses with the auditor the results of the annual audit, in particular their report on the financial statements, necessary changes to the audit plan, all critical accounting policies, all alternative accounting treatments of financial information that have been discussed with management and other material written communications with management, such as management letters or schedules of unadjusted differences.

The auditor is requested to supply a formal written statement at least once a year, delineating all relationships with the company that might affect auditor independence. The Audit Committee actively engages in a dialogue with the auditor in respect of any disclosed relationships or services that might impact the auditor's objectivity and independence, and recommends to the Board of Directors appropriate action in response to the auditors' statement to satisfy itself of the external auditor's independence; it obtains from the auditor and reviews, at least annually, a report describing the auditor's own quality control procedures, and any material issues raised by the most recent internal reviews, or inquiries or investigations by governmental or professional authorities within the preceding five years and any steps taken to deal with any such issues. In addition, it reviews the audit fees to consider whether the level of fees is appropriate, as well as any fees paid to the auditor in respect of non-audit services.

In accordance with the Swiss Federal Act on the Licensing and Oversight of Auditors, and to ensure independence of the external auditor, the lead audit partner rotates from his or her role after seven years.

9 Information policy

One of the core values of Swiss Re's guiding principles is integrity through an uncompromising commitment to transparency and ethical principles. As a result, the Group's information policy goes beyond legal requirements, aiming to meet best practice standards.

Swiss Re maintains a close relationship with the financial community and the broader public by using all available communication channels. Important corporate news is announced on an ad-hoc basis. The Group's website includes full details of its corporate disclosure.

The Investor Relations unit at Swiss Re is responsible for managing all contacts with investors and analysts. Meetings are held regularly with institutional investors and analysts to discuss important corporate news or specific topics. These meetings can also be followed by private shareholders via telephone conference or on the Swiss Re website. In 2007, Swiss Re held an investors' day on capital management and its Financial Services business. Presentations and conference call recordings are made available to the public on the Group's website.

In 2007, Swiss Re published its first comprehensive Corporate Responsibility Report which has evolved from the previous Sustainability Report. While Swiss Re has a tradition of pursuing high standards in corporate governance, corporate sustainability and corporate citizenship, this report provides a complete overview of the Group's efforts in all three areas. This voluntary publication contains detailed information on how the company strives to create long-term value and how it addresses key sustainability challenges.

In 2007, the Group began to report its financial performance on a quarterly basis. Following the release of Swiss Re's Annual Results, all shareholders registered in the Swiss Re share register automatically receive the Shareholders' letter along with an order form. Shareholders can elect to receive a copy of the Annual as well as Quarterly Reports published throughout the year. Further, all registered Swiss Re shareholders also automatically receive an invitation to the Group's Annual General Meeting.

Swiss Re is strongly committed to treating all investors equally. The Group prevents selective disclosure by observing ad-hoc publicity rules and a policy of restrictions for the so-called "close period", during which quarterly and annual financial results information is finalised. With the introduction of quarterly reporting, Swiss Re has changed its close period regime and newly subjects all employees globally to the corresponding trading restrictions in Swiss Re securities. The close period commences on a given date preceding the official publication of the financial information and ends after a "cooling off" period following the public release. No meetings are held with analysts or investors during this period.

Important dates for 2008

29 February	2007 annual results and analysts' meeting
31 March	EVM teach-in, conference call
18 April	144th Annual General Meeting
6 May	First quarter 2008 results and 2007 EVM, conference call
5 August	Second quarter 2008 results, conference call
25 September	Investors' Day
4 November	Third quarter 2008 results, conference call

The corporate calendar as well as regularly updated information are available on Swiss Re's website: www.swissre.com/investorrelations

Corporate news in 2007 and method of dissemination

Date	News	Method of dissemination
16 January	Placement of USD 750 million of extreme mortality risk protection through Vita Capital programme	News release
13 February	Reporting of January 2007 non-life renewals	News release and telephone conference
1 March	2006 annual results	News release, press conference and analysts' meeting in Zurich (including telephone conference and web cast)
1 March	Completion of first step in a CHF 6 billion share buy-back programme – approximately 17 million shares repurchased from General Electric	News release
13 March	Announcement of optimisation of legal entities in EU	News release
27 March	Placement of GBP 500 million of hybrid debt securities	News release
3 April	Reporting of life and health embedded value 2006	News release and telephone conference
20 April	143rd Annual General Meeting	Meeting in Zurich and news release
27 April	Placement of AUD 750 million of hybrid debt securities	News release
8 May	First quarter 2007 results	News release and telephone conference
1 June	Placement of USD 100 million of Mediterranean earthquake protection through a retrocession agreement with MedQuake Ltd.	News release
7 August	Second quarter 2007 results	News release, press conference and analysts' meeting in Zurich (including telephone conference and web cast)
11 September	Investors' presentation on upcoming renewals	News release, press conference and analysts' meeting in Monte Carlo
26 October	Appointment of Raj Singh as Chief Risk Officer and member of the Executive Committee, effective as of 1 January 2008; appointment of Christian Mumenthaler as Head of Life & Health	News release
6 November	Third quarter 2007 results	News release and telephone conference
19 November	Announcement of CHF 1.2 billion mark-to-market loss arising from credit underwriting activities	News release
11 December	Investors' Day on capital management and Financial Services business	Meeting in London and telephone conference

Swiss Re shares

Swiss Re's share price declined 22.4% in 2007. The CHF 7.75 billion share buy-back programme is expected to be completed within the next 24 months.

Swiss Re shares
On 31 December 2007, Swiss Re's market capitalisation was CHF 29.8 billion, with 370.4 million shares outstanding. Swiss Re's shares are listed on the main board of the SWX Swiss Exchange (SWX) and traded on virt-x in its EU regulated segment under the ticker symbol "RUKN".

From 1 February 1996, Swiss Re's shares are also traded in the form of an American Depository Receipt (ADR) level 1 programme in cooperation with Morgan Guaranty Trust Company of New York.

Table 1: **General information on Swiss Re shares**

Identification numbers	Share	ADR level 1[1]
Swiss Security Number (Valorennummer)	1233237	–
ISIN (International Securities Identification Number)	CH0012332372	US8708872051

Ticker symbols	Bloomberg	Telekurs	Reuters
Share	RUKN VX	RUKN	RUKN.VX
ADR level 1	SWCEY US	SWCEY	SWCEY.US

[1] Swiss Re's ADR are not listed but traded over-the-counter; one ADR corresponds to one Swiss Re share.

Share price performance
2007 was a year of contrast for global equity markets in general and financial stocks in particular. Although markets developed well in the first half of the year, subprime mortgage defaults in the US led to a much more volatile environment in the second half. Swiss Re's main benchmark indices – the Swiss Market Index and the Dow Jones EURO STOXX Insurance Index – decreased 3.4% and 12.1% respectively.

Swiss Re's share price fell 22.4% in 2007, from CHF 103.60 on 1 January to CHF 80.45 on 31 December. It reached its high for the year of CHF 119.40 on 4 June and its low of CHF 78.70 on 27 November. Swiss Re shares outperformed most peers and indices in the first months of the year, when the company reported very strong earnings for 2006 and the first quarter of 2007, and announced a share buy-back programme of CHF 6 billion over three years. However, Swiss Re's share price fell in line with the vast majority of financial stocks from mid-June, and further declined after 19 November when the Group reported a pre-tax mark-to-market loss of CHF 1.2 billion from its credit underwriting activities.

Figure 1: **Swiss Re share price and trading volume in 2007**


130
Closing price in CHF
Volume in millions
70
2006 Annual results
(1 March)
Q2 results
(7 August)
Q3 results
(6 November)
120
60
Mark-to-market loss from credit underwriting activities (19 November)
110
50
Q1 results
(8 May)
100
40
90
30
Investors' meeting Monte Carlo
(11 September)
80
20
Investors' Day
(11 December)
70
10
60
0
January
February
March
April
May
June
July
August
September
October
November
December
— Closing price
Volume on-exchange
Volume off-exchange

In the US, Swiss Re's ADRs fell 16.7% year-on-year, reflecting the continued depreciation of the US dollar against the Swiss franc in 2007 (exchange rate adjusted: –22.1%).

The development of the Swiss Re share price and trading volume is shown in figure 1, together with selected key events for 2007.

Share trading

The average daily trading volume for 2007 was 2.6 million shares on-exchange and 0.7 million shares off-exchange. The highest volume traded on-exchange was on 19 November, when Swiss Re announced a CHF 1.2 billion write-down from its credit underwriting activities, with 15.1 million shares changing ownership. The publication of the 2006 annual results on 1 March marked the most active day off-exchange, with 21.3 million shares traded. This also marked the day with the highest cumulative volume throughout the year.

Share buy-back programme

On 1 March 2007, Swiss Re announced a share buy-back programme of up to CHF 6.0 billion within a three-year period. This was based on very strong results in 2006, continued commitment to underwriting discipline and anticipated benefits from streamlining the Group's legal entity structure. In an update on its capital position at the Investors' Day on 11 December 2007, Swiss Re indicated that it expects to complete the buy-back ahead of the original schedule.

On 23 January 2008, Swiss Re announced that it had entered into a proportional reinsurance contract with Berkshire Hathaway and that the capital released as a result of this contract would be used to buy back shares. This additional buy-back of up to CHF 1.75 billion is expected to be completed over the next 12–24 months as the capital relief resulting from the quota share arrangement is achieved. As a result, Swiss Re now targets a total buy-back of up to CHF 7.75 billion.

Figure 2: **Share buy-back programme**


Closing price in CHF
Volume in millions
120
110
100
90
80
70
60
50
40
4
3.5
3
2.5
2
1.5
1
0.5
0
August 2007
September 2007
October 2007
November 2007
December 2007
January 2008
February 2008
First trading line closing price
Second trading line volume-weighted average price (VWAP)
Second trading line volume

As a first step, Swiss Re repurchased 16.7 million of its shares from General Electric Corporation (GE) on 1 March 2007 for CHF 1.7 billion. The shares were held by GE as a result of the acquisition of GE Insurance Solutions in June 2006.

At the Annual General Meeting on 20 April 2007, Swiss Re's shareholders approved a further buy-back of shares for cancellation of up to CHF 4.2 billion over three years.

Swiss Re set up a second trading line on virt-x on 10 August 2007 to enable a tax-efficient buy-back (ticker symbol is "RUKNE"). The repurchased shares will be formally cancelled following an amendment of the company's Articles of Association, subject to approval at the subsequent Annual General Meeting. As of 22 February 2008, 14.6 million shares have been repurchased for approximately CHF 1.2 billion via the second trading line.

Weekly updates on the progress of the share buy-back programme are provided on Swiss Re's Investor Relations homepage. Figure 2 illustrates the daily trading flows on the second trading line since it was opened in August 2007.

Shareholder base

Table 2 shows that Swiss Re's shareholder base is highly diversified, both geographically and between private and institutional investors.

Institutional shareholders, including nominee accounts, represent roughly two-thirds of Swiss Re's share capital. These shareholders are geographically diverse: 27% are based in Switzerland, 33% in Europe (excluding Switzerland), 36% in North America and 4% throughout the rest of the world. The top ten institutional shareholders hold 22% of Swiss Re's shares, down 11% from the previous year; the top 100 institutional investors hold 48% of total outstanding shares.

On 31 December 2007, Swiss Re had 47 689 registered private shareholders; 91% of these hold fewer than 2 000 shares. The vast majority of Swiss Re's private shareholders are domiciled in Switzerland.



Table 2: **Shareholder structure**

As of 31 December 2007	in %	Holdings (CHF millions)	in % of free float
Institutional investors			
Switzerland	26.8	53.5	14.4
Europe (excluding Switzerland)	33.0	65.7	17.7
North America	36.0	71.8	19.4
Rest of world	4.2	8.4	2.3
Total institutional investors	**100**	**199.4**	**53.8**
Additional shares held in nominee form (within Share Register)		45.8	12.4
Private shareholders registered (total)		59.6	16.1
Unassigned shares (including retail investors and trading positions)		41.9	11.3
Shares reserved		23.7	6.4
Total amount of shares outstanding		**370.4**	**100.0**

Index representation

In addition to the relevant industry indices, Swiss Re is also represented in various global, European and Swiss indices – including the SMI, Financial Times Stock Exchange (FTSE), Eurotop 100 and S&P GLOBAL 100. The composition of these indices is usually based on free-float market capitalisation. Swiss Re is also a member of various sustainability indices, including the Dow Jones Sustainability and FTSE4Good index families.

Table 3: **Weighting in indices**

	Index weight (in %) as of 31 December 2007
Swiss/blue chip indices	
SMI	3.00
SPI	2.51
FTSE Eurotop 100	0.37
Insurance indices	
DJ Europe STOXX Insurance	3.97
Bloomberg Europe 500 Insurance	4.33
FTSE E300 Insurance	4.17
Sustainability indices	
Dow Jones Sustainability World	0.24
Dow Jones Stoxx Sustainability	0.48
FTSE4Good Global	0.18
KLD Global Climate 100 Index	1.00

Table 4: **Key share statistics 2003 – 2007**

As of 31 December	2003	2004	2005	2006	2007
Shares outstanding[1]	322057870	322066174	322092742	374440378	**370386755**
of which reserved to underline convertible bonds and corporate purposes	11678802	11678802	11678802	16184149	**17715789**
of which repurchased via second trading line (subject to cancellation)					**6005000**
Shares entitled to dividend	310379068	310387372	310413940	358256229	**346665966**

CHF, unless otherwise stated	2003	2004	2005	2006	2007
Dividend paid per share	1.00	1.10	1.60	2.50	**3.40**
Dividend yield[2] (in %)	1.2	1.4	1.7	2.4	**4.2**
Earnings per share[3,4]	5.48	8.00	4.68	13.49	**11.95**
Book value per share[3,4]	59.64	61.78	73.87	86.21	**92.00**
Price per share, year-end	83.50	81.10	96.20	103.60	**80.45**
Price per share, year high (intraday)	108.00	97.05	103.40	108.50	**119.40**
Price per share, year low (intraday)	49.60	66.35	75.10	79.60	**78.70**
Daily trading volume (CHF millions)	115	104	126	153	**253**
Market capitalisation[3] (CHF millions)	25917	25172	29862	37115	**29798**
ADR price at year-end (USD)	67.40	71.80	73.25	85.25	**71.00**

[1] Nominal value of CHF 0.10 per share
[2] Dividend divided by year-end share price of corresponding year
[3] Based on shares entitled to dividend
[4] Figures for 2003 and 2004 represent the previously applied accounting policy, Swiss GAAP FER; 2005-2007 are based on US GAAP

Dividend policy and payment

Dividend growth reflects progress in earnings: Swiss Re's policy is to focus on sustainable dividend payout and active capital management while maintaining superior capital adequacy and credit ratings. Dividends are typically paid out of current earnings. Swiss Re pays its dividend annually, three working days after the Annual General Meeting; as of that day, the share price is ex-dividend.

Share custody

Swiss Re offers its shareholders the opportunity to deposit shares in their own names with the Share Register in Zurich. Share custody is free of charge. The application form can be downloaded from Swiss Re's homepage at: www.swissre.com

Investor Relations homepage

More information on Swiss Re's shares and the share buy-back programme is available at: www.swissre.com/investorrelations

Financial statements

Contents

Income statement

For the years ended 31 December

CHF millions	Note	2006	2007
Revenues			
Premiums earned	8,15	29515	**31664**
Fee income from policyholders	8,15	879	**955**
Net investment income	2,15	7991	**10692**
Net realised investment gains/losses	2,15	2106	**-739**
Other revenues		280	**302**
Total revenues		40771	**42874**
Expenses			
Claims and claim adjustment expenses	7,8,15	-11799	**-12065**
Life and health benefits	8,15	-9594	**-11112**
Interest credited to policyholders	15	-2827	**-2120**
Acquisition costs	8,15	-6079	**-6499**
Other expenses	15	-3590	**-4077**
Interest expenses		-1026	**-1814**
Total expenses		-34915	**-37687**
Income before income tax expense		5856	**5187**
Income tax expense	10	-1296	**-1025**
Net income		4560	**4162**
Earnings per share in CHF			
Basic	9	13.49	**11.95**
Diluted	9	12.53	**11.23**

The accompanying notes are an integral part of the Group financial statements.

Please refer to Note 18 for a description of the changes in presentation and disclosure.

Balance Sheet

As of 31 December

Assets

CHF millions	Notes	2006	2007
Investments	2,3		
Fixed income securities:			
Available-for-sale, at fair value (including 18 744 in 2006 and 9 045 in 2007 subject to securities lending and repurchase agreements) (amortised cost: 2006: 92 151; 2007: 105 995)		93 127	**107 810**
Trading (including 10 980 in 2006 and 15 000 in 2007 subject to securities lending and repurchase agreements)		44 662	**51 793**
Equity securities:			
Available-for-sale, at fair value (including 923 in 2006 and 1 528 in 2007 subject to securities lending and repurchase agreements) (cost: 2006: 8 839 ; 2007: 9 039)		10 845	**10 759**
Trading		22 502	**22 103**
Policy loans, mortgages and other loans		8 074	**7 414**
Investment real estate		4 227	**2 682**
Short-term investments, at amortised cost which approximates fair value		9 757	**8 786**
Other invested assets		11 044	**16 465**
Total investments		204 238	**227 812**
Cash and cash equivalents		13 606	**11 531**
Accrued investment income		1 966	**2 139**
Premiums and other receivables		14 771	**14 341**
Reinsurance recoverable on unpaid claims and policy benefits	8	18 699	**14 232**
Funds held by ceding companies		14 211	**14 205**
Deferred acquisition costs	5,8	5 270	**5 152**
Acquired present value of future profits	5	7 550	**6 769**
Goodwill		4 838	**4 897**
Income taxes recoverable		714	**1 049**
Other assets		5 437	**5 160**
Total assets		291 300	**307 287**

The accompanying notes are an integral part of the Group financial statements.

Please refer to Note 18 for a description of the changes in presentation and disclosure.

Liabilities and shareholders' equity

CHF millions	Notes	2006	2007
Liabilities			
Unpaid claims and claim adjustment expenses	7,8	95011	**88528**
Liabilities for life and health policy benefits	8	44899	**50026**
Provisions for linked liabilities	8	42834	**41340**
Unearned premiums		8025	**7722**
Funds held under reinsurance treaties		10531	**8377**
Reinsurance balances payable		6832	**5384**
Income taxes payable		866	**679**
Deferred and other non-current taxes	10	2685	**3817**
Short-term debt	6	9118	**12658**
Accrued expenses and other liabilities		24877	**33552**
Long-term debt	6	14738	**23337**
Total liabilities		260416	**275420**
Shareholders' equity			
Common stock, CHF 0.10 par value		37	**37**
2006: 374 440 378; 2007: 370 386 755 shares authorised and issued			
Additional paid-in capital		11136	**11208**
Treasury shares		−272	**−1540**
Accumulated other comprehensive income:			
Net unrealised investment gains, net of deferred taxes		2230	**3119**
Cumulative translation adjustments		−205	**−2554**
Accumulated adjustment for pension and postretirement benefits		−724	**−115**
Total accumulated other comprehensive income		1301	**450**
Retained earnings		18682	**21712**
Total shareholders' equity		30884	**31867**
Total liabilities and shareholders' equity		291300	**307287**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity

For the years ended 31 December

CHF millions	2006	2007
Common shares		
Balance as of 1 January	32	**37**
Issue of common shares	5	
Balance as of period end	37	**37**
Additional paid-in capital		
Balance as of 1 January	6852	**11136**
Issue of common shares	4234	**38**
Share based compensation	57	**–18**
Realised gains/losses on treasury shares	–7	**52**
Balance as of period end	11136	**11208**
Treasury shares		
Balance as of 1 January	–209	**–272**
Purchase of treasury shares	–284	**–2574**
Sale of treasury shares	221	**1306**
Balance as of period end	–272	**–1540**
Net unrealised gains/losses, net of tax		
Balance as of 1 January	1908	**2230**
Change during the year	322	**889**
Balance as of period end	2230	**3119**
Foreign currency translation		
Balance as of 1 January	971	**–205**
Change during the year	–1176	**–2349**
Balance as of period end	–205	**–2554**
Adjustments for pension and other post-retirement benefits		
Balance as of 1 January	–59	**–724**
Change during the year	–665	**609**
Balance as of period end	–724	**–115**
Retained earnings		
Balance as of 1 January	14898	**18682**
Net income	4560	**4162**
Dividends on common shares	–776	**–1162**
Cumulative effect of adoption of FIN 48		**30**
Balance as of period end	18682	**21712**
Total shareholders' equity	30884	**31867**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the years ended 31 December

CHF millions	2006	2007
Net income	4 560	**4 162**
Other comprehensive income, net of tax:		
Change in unrealised gains/losses (tax:178 in 2006 and 213 in 2007)	322	**889**
Change in foreign currency translation (tax: 38 in 2006 and –201 in 2007)	–1 176	**–2 349**
Change in adjustment for pension benefits (tax: 210 in 2006 and –194 in 2007)	–665	**609**
Comprehensive income	3041	**3311**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow

For the years ended 31 December

CHF millions	2006	2007
Cash flows from operating activities		
Net income	4560	**4162**
Adjustments to reconcile net income to net cash provided/used by operating activities:		
Depreciation, amortisation and other non-cash items	886	**676**
Net realised investment gains/losses	−2106	**739**
Change in:		
Technical provisions, net	−2140	**−6434**
Funds held by ceding companies and other reinsurance balances	524	**−449**
Other assets and liabilities, net	2512	**2436**
Income taxes payable/recoverable	910	**672**
Income from equity-accounted investees, net of dividends received	−375	**−407**
Trading positions, net	−10966	**−13094**
Securities purchased/sold under agreement to resell/repurchase, net	7711	**7935**
Net cash provided/used by operating activities	1516	**−3764**
Cash flows from investing activities		
Fixed income securities:		
Sales and maturities	59045	**51584**
Purchases	−46105	**−53537**
Net purchase/sale/maturities of short-term investments	−4149	**980**
Equity securities:		
Sales	7873	**6495**
Purchases	−8799	**−6244**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	−3506	**1615**
Net purchases/sales/maturities of other investments	−1394	**−1761**
Net cash provided/used by investing activities	2965	**−868**
Cash flows from financing activities		
Issuance of long-term debt	3925	**4342**
Issuance/repayment of short-term debt	−1042	**2057**
Equity issued	1323	**38**
Purchase/sale of treasury shares	−63	**−2303**
Dividends paid to shareholders	−776	**−1162**
Net cash provided/used by financing activities	3367	**2972**
Total net cash provided/used	7848	**−1660**
Reclassification to short-term investments	−2451	
Effect of foreign currency translation	−159	**−415**
Change in cash and cash equivalents	5238	**−2075**
Cash and cash equivalents as of 1 January	8368	**13606**
Cash and cash equivalents as of 31 December	13606	**11531**

The accompanying notes are an integral part of the Group financial statements.

Interest paid during 2007 was CHF 2018 million.The Group has reclassified CHF 2451 million from cash to short term investments related to the assumption of matched funding business of Insurance Solutions in 2006. The Group settled a mandatory convertible bond totalling CHF 1024 million with equity, reducing treasury shares by the same amount.

Please refer to Note 18 for a description of the changes in presentation and disclosure.

Notes to the Group financial statements

1 Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance and other related products and services to insurance companies, clients and others worldwide, through a network of offices in over 25 countries as well as through reinsurance brokers.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law. The Group's financial statements are stated in Swiss francs (CHF), the currency of the country in which Swiss Re Zurich is incorporated. All significant inter-company transactions and balances have been eliminated on consolidation.

To reflect the integration of the Financial Services business segment into the Group structure, the way in which certain disclosures are presented in the financial statements has been changed. The main changes include the reclassifcation of Financial Services assets, liabilities and trading revenues into existing balance sheet and income statement line items. The cash flow statement and the presentation of the business segments has been adjusted accordingly. Please refer to Note 18 for further details of the changes.

Principles of consolidation

The Group's financial statements include the consolidated financial statements of Swiss Re Zurich and its subsidiaries. Entities which Swiss Re Zurich directly or indirectly controls through holding a majority of the voting rights are consolidated in the Group accounts. The Group also consolidates variable interest entities where Swiss Re is the primary beneficiary. Companies which Swiss Re Zurich does not control, but over which Swiss Re Zurich directly or indirectly exercises significant influence, are accounted for using the equity method and are included in other invested assets. The Swiss Re Group's share of net profit or loss in investments accounted for under the equity method is included in net investment income. Equity and net income of these companies are adjusted as necessary to be in line with the Group accounting policies. The results of consolidated subsidiaries and investments accounted for using the equity method are included in the financial statements for the period commencing from the date of acquisition.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Foreign currency remeasurement and translation

Transactions denominated in foreign currencies are remeasured to the respective subsidiary's functional currency at average quarterly exchange rates. Monetary assets and liabilities are remeasured to the functional currency at closing exchange rates, whereas non-monetary assets and liabilities are remeasured to the functional currency at historical rates. Remeasurement gains and losses on monetary assets and liabilities and trading securities are reported in earnings. Remeasurement gains and losses on available-for-sale securities, investments in consolidated subsidiaries and investments accounted for using the equity method are reported in shareholders' equity.

For consolidation purposes, assets and liabilities of subsidiaries with functional currencies other than Swiss francs are translated from the functional currency to Swiss francs at closing rates. Revenues and expenses are translated at average exchange rates. Translation adjustments are reported in shareholders' equity.

Valuation of financial assets

The fair value of the majority of the Group's financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded derivative instruments, most mortgage-backed and asset-backed securities and listed equity securities.

In markets with reduced or no liquidity, spreads between bid and offer prices are normally wider compared to spreads in highly liquid markets. There can also be differences between the market values implied by collateral requested by counterparties and the prices observed in the markets. Such market conditions affect the valuation of certain asset classes of the Group, such as some asset-backed securities as well as certain derivative structures referencing such asset classes. For these assets or derivative structures, the Group uses market prices or inputs derived from market prices. A separate internal price verification process, independent of the trading function provides an additional control over the market prices or market input used to determine the fair values of such assets. Whilst management consider appropriate values have been ascribed to such assets, current market conditions increase the level of uncertainty and judgment over these valuations. Subsequent valuations could differ significantly from the results of the process described above.

Investments

The Group's investments in fixed income and equity securities are classified as available-for-sale (AFS) or trading. Fixed income securities AFS and equity securities AFS are carried at fair value, based on quoted market prices, with the difference between original cost and fair value being recognised in shareholders' equity. Trading fixed income and equity securities are carried at fair value with unrealised gains and losses being recognised in earnings.

The costs of fixed income and equity securities are reduced to fair value, with a corresponding charge to realised investment losses if the decline in value, expressed in functional currency terms, is other than temporary. Subsequent recoveries of previously recognised impairments are not recognised.

Interest on fixed income securities is recorded in net investment income when earned and is adjusted for the amortisation of any purchase premium or discount. Dividends on equity securities are recorded on the basis of the ex-dividend date. Realised gains and losses on sales are included in earnings and are calculated using the specific identification method.

Policy loans, mortgages and other loans are carried at amortised cost (effective yield method), net of any allowance for the estimated uncollectible amounts.

Investment in real estate that the Group intends to hold for the production of income is carried at depreciated cost, net of any write-down for impairment in value. Impairment in value is recognised if the sum of the estimated future undiscounted cash flows from the use of the real estate is lower than its carrying value. Impairment in value, depreciation and other related charges or credits are included in net investment income. Investment in real estate held for sale is carried at the lower of cost or fair value, less estimated selling costs, and is not depreciated. Reductions in the carrying value of real estate held for sale are included in realised investment losses.

Short-term investments are carried at amortised cost, which approximates fair value. The Group considers highly liquid investments with a remaining maturity at the date of acquisition of one year or less, but greater than three months, to be short-term investments.

Other invested assets include affiliated companies, equity accounted companies, derivative financial instruments and investments without readily determinable fair value (including limited partnership investments). Investments in limited partnerships where the Group's interest equals or exceeds 3% are accounted for using the equity method. Investments in limited partnerships where the Group's interest is below 3% and equity investments in corporate entities which are not publicly traded are accounted for at estimated fair value with changes in fair value recognised as unrealised gains/losses in shareholders' equity.

The Group enters into security lending arrangements under which it loans certain securities in exchange for collateral and receives securities lending fees. The Group's policy is to require collateral, consisting of cash or securities, equal to at least 102% of the carrying value of the securities loaned. In certain arrangements, the Group may accept collateral of less than 102%, if the structure of the overall transaction offers an equivalent level of security. Cash received as collateral is recognised along with an obligation to return the cash. Securities received as collateral that can be sold or repledged are also recognised along with an obligation to return those securities. Security lending fees are recognised over the term of the related loans.

Derivative financial instruments and hedge accounting

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange-traded financial futures for the Group's trading and hedging strategy in line with the overall risk management strategy. Derivative financial instruments are primarily used as a means of managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities and also to lock in attractive investment conditions for funds which become available in the future. The Group recognises all of its derivative instruments on the balance sheet at fair value. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings.

If the derivative is designated as a hedge of the fair value of assets or liabilities, changes in the fair value of the derivative are recognised in earnings, together with changes in the fair value of the related hedged item. If the derivative is designated as a hedge of the variability in expected future cash flows related to a particular risk, changes in the fair value of the derivative are reported in other comprehensive income until the hedged item is recognised in earnings. The ineffective portion of the hedge is recognised in earnings. When hedge accounting is discontinued on a cash flow hedge, the net gain or loss remains in accumulated other comprehensive income and is reclassified to earnings in the period in which the formerly hedged transaction is reported in earnings. When the Group discontinues hedge accounting because it is no longer probable that a forecasted transaction will occur within the required time period, the derivative continues to be carried on the balance sheet at fair value, and gains and losses that were previously recorded in accumulated other comprehensive income are recognised in earnings.

Derivative financial instrument assets are generally included in other invested assets and derivative financial instrument liabilities are generally included in accrued expenses and other liabilities.

The Group also designates non-derivative monetary financial instruments as hedging the foreign currency exposure of its net investment in certain foreign operations. From the inception of the hedging relationship, remeasurement gains and losses on the designated non-derivative monetary financial instruments and translation gains and losses on the hedged net investment are reported as translation gains and losses in shareholders' equity.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, short-term deposits, certain short-term investments in money market funds, and highly liquid debt instruments with a remaining maturity at the date of acquisition of three months or less.

Deferred acquisition costs

Acquisition costs, which vary with, and are primarily related to, the production of new insurance and reinsurance business, are deferred to the extent they are deemed recoverable from future gross profits. Deferred acquisition costs consist principally of commissions. Deferred acquisition costs for short-duration contracts are amortised in proportion to premiums earned. Future investment income is considered in determining the recoverability of deferred acquisition costs for short-duration contracts. Deferred acquisition costs for long-duration contracts are amortised over the life of underlying contracts. Deferred acquisition costs for universal life-type contracts are amortised based on the present value of estimated gross profits.

Business combinations

The Group applies the purchase method of accounting for business combinations. This method allocates the cost of the acquired entity to the assets and liabilities assumed based on their estimated fair values at the date of acquisition.

Admin Re® blocks of business can be acquired in different legal forms, either through an acquisition of an entity's share capital or through a reinsurance transaction. The Group's policy is to treat these transactions consistently regardless of the form of acquisition. Accordingly the Group records the acquired assets and liabilities directly to the balance sheet. Premiums, life and health benefits and other income statement items are not recorded in the income statement on the date of the acquisition.

The underlying liabilities and assets acquired are subsequently accounted for according to the relevant GAAP guidance, including specific guidance applicable to subsequent accounting for assets and liabilities recognised as part of purchase method of accounting, including present value of future profit, goodwill and other intangible assets.

Acquired present value of future profits

The acquired present value of future profits (PVFP) of business in force is recorded in connection with the acquisition of life and/or health operations. The initial value is determined actuarially by discounting estimated future gross profits as a measure of the value of business acquired. The resulting asset is amortised on a constant yield basis over the expected revenue recognition period of the business acquired, generally over periods ranging up to 30 years, with the accrual of interest added to the unamortised balance at the earned rate. The carrying value of PVFP is reviewed periodically for indicators of impairment in value. Adjustments to reflect impairment in value are recognised in earnings during the period in which the determination of impairment is made.

Goodwill

The excess of the purchase price of acquired businesses over the estimated fair value of net assets acquired is recorded as goodwill, which is reviewed periodically for indicators of impairment in value. Adjustments to reflect impairment in value are recognised in earnings in the period in which the determination of impairment is made.

Other assets

Other assets include deferred expenses on retroactive reinsurance, separate account assets, prepaid reinsurance premiums, real estate for own use, property, plant and equipment, accrued income, certain intangible assets and prepaid assets.

The excess of estimated liabilities for claims and claim adjustment expenses payable over consideration received in respect of retroactive property and casualty reinsurance contracts is recorded as a deferred expense. The deferred expense on retroactive reinsurance contracts is amortised through earnings over the expected claims-paying period.

Separate account assets are carried at fair value. The investment performance (including interest, dividends, realised gains and losses and changes in unrealised gains and losses) of separate account assets and the corresponding amounts credited to the contract holder are offset to zero in the same line item in earnings.

Real estate for own use, property, plant and equipment are carried at depreciated cost.

Capitalised software costs

External direct costs of materials and services incurred to develop or obtain software for internal use, payroll and payroll-related costs for employees directly associated with software development and interest cost incurred while developing software for internal use are capitalised and amortised on a straight-line basis through earnings over the estimated useful life.

Deferred income taxes

Deferred income tax assets and liabilities are recognised based on the difference between financial statement carrying amounts and the corresponding income tax bases of assets and liabilities using enacted income tax rates and laws. A valuation allowance is recorded against deferred tax assets when it is deemed more likely than not that some or all of the deferred tax asset may not be realised.

Unpaid claims and claim adjustment expenses

Liabilities for unpaid claims and claim adjustment expenses for property and casualty reinsurance contracts are accrued when insured events occur and are based on the estimated ultimate cost of settling the claims, using reports and individual case estimates received from ceding companies. A provision is also included for claims incurred but not reported, which is developed on the basis of past experience adjusted for current trends and other factors that modify past experience. The establishment of the appropriate level of reserves is an inherently uncertain process involving estimates and judgements made by management, and therefore there can be no assurance that ultimate claims and claim adjustment expenses will not exceed the loss reserves currently established. These estimates are regularly reviewed, and adjustments for differences between estimates and actual payments for claims and for changes in estimates are reflected in income in the period in which the estimates are changed or payments are made.

The Group does not discount liabilities arising from prospective property and casualty insurance and reinsurance contracts, including liabilities which are discounted for US statutory reporting purposes. Liabilities arising from property and casualty insurance and reinsurance contracts acquired in a business combination are initially recognised at fair value in accordance with the purchase method of accounting.

Experience features which are directly linked to a reinsurance asset or liability are classified in a manner that is consistent with the presentation of that asset or liability.

Liabilities for life and health policy benefits

Liabilities for life and health policy benefits from reinsurance business are generally calculated using the net level premium method, based on assumptions as to investment yields, mortality, withdrawals, lapses and policyholder dividends. Assumptions are set at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date. The assumptions are based on projections from past experience, making allowance for possible adverse deviation. Interest assumptions for life and health reinsurance benefits liabilities range from 1% to 13%. Assumed mortality rates are generally based on experience multiples applied to the actuarial select and ultimate tables based on industry experience. Liabilities for policy benefits are increased if it is determined that future cash flows, including investment income, are insufficient to cover future benefits and expenses.

The liability for accident and health policy benefits consists of active life reserves and the estimated present value of the remaining ultimate net costs of incurred claims. The active life reserves include unearned premiums and additional reserves. The additional reserves are computed on the net level premium method using assumptions for future investment yield, mortality and morbidity experience. The assumptions are based on projections of past experience and include provisions for possible adverse deviation.

Policyholder account balances

Policyholder account balances relate to universal life-type contracts and investment contracts. Interest crediting rates for policyholder account balances range from 3% to 10%.

Universal life-type contracts are long-duration insurance contracts, providing either death or annuity benefits, with terms that are not fixed and guaranteed.

Investment contracts are long-duration contracts that do not incorporate significant insurance risk. This means that there is no mortality and morbidity risk, or the mortality and morbidity risk associated with the insurance benefit features offered in the contract is of insignificant amount or remote probability. Amounts received as payment for investment contracts are reported as policyholder account balances. Related assets are included in general account assets.

Amounts assessed against policyholders for mortality, administration and surrender are shown as fee income. Amounts credited to policyholders are shown as interest credited to policyholders. Investment income and realised investment gains and losses allocable to policyholders are included in net investment income and net realised investment gains/losses.

Funds held assets and liabilities

Funds held assets and liabilities include amounts retained by the ceding company or the Group for business written on a funds withheld basis, and amounts arising from the application of the deposit method of accounting to insurance and reinsurance contracts that do not indemnify the ceding company or the Group against loss or liability relating to insurance risk.

Under the deposit method of accounting, the deposit asset or liability is initially measured based on the consideration paid or received. For contracts that transfer neither significant timing nor underwriting risk, and contracts that transfer only significant timing risk, changes in estimates of the timing or amounts of cash flows are accounted for by recalculating the effective yield. The deposit is then adjusted to the amount that would have existed had the new effective yield been applied since the inception of the contract. The revenue and expense recorded for such contracts is included in net investment income. For contracts that transfer only significant underwriting risk, once a loss is incurred, the deposit is adjusted by the present value of the incurred loss. At each subsequent balance sheet date, the portion of the deposit attributable to the incurred loss is recalculated by discounting the estimated future cash flows. The resulting changes in the carrying amount of the deposit are recognised in claims and claim adjustment expenses.

Premiums

Property and casualty reinsurance premiums are recorded when written and include an estimate for written premiums receivable at period end. Premiums earned are generally recognised in income over the contract period in proportion to the amount of reinsurance provided. Unearned premiums consist of the unexpired portion of reinsurance provided. Life reinsurance premiums are earned when due. Related policy benefits are recorded in relation to the associated premium or gross profits so that profits are recognised over the expected lives of the contracts.

Life and health reinsurance premiums for group coverage's are generally earned over the term of the coverage. For group contracts that allow experience adjustments to premiums, such premiums are recognised as the related experience emerges.

Reinsurance ceded

The Group uses retrocession arrangements to increase its aggregate underwriting capacity, to diversify its risk and to reduce the risk of catastrophic loss on reinsurance assumed. The ceding of risks to retrocessionaires does not relieve the Group of its obligations to its ceding companies. The Group regularly evaluates the financial condition of its retrocessionaires and monitors the concentration of credit risk to minimise its exposure to financial loss from retrocessionaires' insolvency. Premiums and losses ceded under retrocession contracts are reported as reductions of premiums earned and claims and claim adjustment expenses. Amounts recoverable for ceded short- and long-duration contracts, including universal life-type and investment contracts, are reported as assets in the accompanying consolidated balance sheet.

The Group provides reserves for uncollectible amounts on reinsurance balances ceded, based on management's assessment of the collectibility of the outstanding balances.

Pensions and other postretirement benefits

The Group accounts for its pension and other postretirement benefit costs using the accrual method of accounting. Amounts charged to expenses are based on periodic actuarial determinations.

Share-based payment transactions

The Group has a long-term incentive plan, a fixed option plan, a restricted share plan, and an employee participation plan. These plans are described in more detail in Note 12. The Group accounts for share-based payment transactions with employees using the fair value method. Under the fair value method, the fair value of the awards is recognised in earnings over the vesting period.

For share-based compensation plans which are settled in cash, compensation costs are recognised as liabilities, whereas for equity-settled plans, compensation costs are recognised as an accrual to additional paid-in capital within shareholders' equity.

Treasury shares

Treasury shares are reported at cost in shareholders' equity. Treasury shares also include stand-alone derivative instruments indexed to the Group's shares that meet the requirements for classification in shareholders' equity as well as embedded derivative instruments indexed to the Group's shares, which are bifurcated from the host contract and meet the requirements for classification in shareholders' equity.

Earnings per common share

Basic earnings per common share are determined by dividing net income available to shareholders by the weighted average number of common shares entitled to dividends during the year. Diluted earnings per common share reflect the effect on earnings and average common shares outstanding associated with dilutive securities.

New accounting pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognised in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of 1 January, 2007. The impact of the provisions of FIN 48 is described within Note 10.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158 "Employers Accounting for Defined Benefit Pension and Other Post Retirement Plans" (SFAS 158). SFAS 158 requires an employer to recognise the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability and to recognise changes in that funded status in the year in which the changes occur through comprehensive income. The Group adopted the provisions of FAS 158 for the year ended 31 December 2006 except for the provision to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial conditions. The Group will adopt this final provision in the first quarter of 2008.

In September 2005, the AICPA released SOP 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1). The adoption of SOP 05-1 from 1 January 2007 did not have a material impact on the Group's financial statements.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 "Fair Value Measurements" (SFAS 157). SFAS 157 establishes a new definition and framework for determining fair value and expands the required disclosures for assets and liabilities recorded at fair value. This statement applies to all assets and liabilities measured at fair value which are required or allowed by other standards with limited exceptions. The Group will adopt SFAS 157 in the first quarter of 2008.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 enables entities to elect to measure specified financial assets and liabilities at fair value on an instrument-by-instrument basis and expands the ability to use fair value measurements with financial instruments and certain other items not currently permitted to be measured at fair value. SFAS 159 also provides for financial statement presentation guidance and disclosure requirements. The Group will adopt SFAS 159 in the first quarter of 2008.

2 Investments

Please refer to Note 18 for a description of the changes in presentation and disclosure.

Investment income

Net investment income by source was as follows:

CHF millions	2006	2007
Fixed income securities	5732	**7516**
Equity securities	721	**888**
Policy loans, mortgages and other loans	618	**604**
Investment real estate	156	**221**
Short-term investments	355	**494**
Other current investments	48	**577**
Equity in earnings of equity-accounted investees	389	**410**
Cash and cash equivalents	294	**351**
Deposits with ceding companies	680	**777**
Gross investment income	8993	**11838**
Investment expenses	–404	**–612**
Interest charged for funds held	–598	**–534**
Net investment income	7991	**10692**

Dividends received from investments accounted for using the equity method were CHF 14 million and CHF 3 million in 2006 and 2007, respectively.

Net investment income includes income on unit-linked business of CHF 670 million and CHF 749 million in 2006 and 2007, respectively, which is credited to unit-linked policyholders.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments were as follows:

CHF millions	2006	2007
Fixed income securities available-for-sale		
Gross realised gains	922	**621**
Gross realised losses	–591	**–670**
Equity securities available-for-sale		
Gross realised gains	1 151	**1 714**
Gross realised losses	–189	**–159**
Other-than-temporary impairments	–156	**–647**
Net realised investment gains/losses on trading securities	439	**–917**
Change in net unrealised investment gains on trading securities	1 763	**298**
Other investments		
Gross realised/unrealised gains/losses	56	**356**
Exchange gains/losses	–1 289	**–1 335**
Net realised investment gains/losses	2 106	**–739**

Proceeds from fixed income securities available-for-sale amounted to CHF 44 356 million in 2007 (2006: CHF 53 720 million) and sales of equity securities available-for-sale amounted to CHF 6 668 million in 2007 (2006: CHF 7 881 million).

Net realised investment gains/losses include income on unit-linked business of CHF 1 319 million and CHF 512 million in 2006 and 2007, respectively, which is credited to unit-linked policyholders.

Investments available-for-sale

Amortised cost or cost and estimated fair values of investments in fixed income and equity securities classified as available-for-sale were as follows:

As of 31 December 2006 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
US Treasury and other US government corporations and agencies	29555	190	-598	29147
States of the United States and political subdivisions of the states	676	34	-2	708
United Kingdom	5280	87	-54	5313
Canada	3239	755	-12	3982
Germany	2293	4	-28	2269
France	1537	12	-18	1531
Other	7455	212	-66	7601
Total	50035	1294	-778	50551
Corporate debt securities	26836	921	-373	27384
Mortgage-backed and asset-backed securities	15280	102	-190	15192
Fixed income securities available-for-sale	92151	2317	-1341	93127
Equity securities available-for-sale	8839	2268	-262	10845

As of 31 December 2007 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
US Treasury and other US government corporations and agencies	22743	678	-96	23325
States of the United States and political subdivisions of the states	1417	46	-11	1452
United Kingdom	11096	261	-65	11292
Canada	3708	1040	-4	4744
Germany	2228	50	-22	2256
France	1196	11	-24	1183
Other	7293	281	-41	7533
Total	49681	2367	-263	51785
Corporate debt securities	25117	650	-747	25020
Mortgage-backed and asset-backed securities	31197	246	-438	31005
Fixed income securities available-for-sale	**105995**	**3263**	**-1448**	**107810**
Equity securities available-for-sale	**9039**	**2205**	**-485**	**10759**

After the balance sheet date, the Group took a decision to sell and has sold a substantial part of its proprietary equity securities available-for-sale portfolio in response to recent market developments.

Investments trading

Fixed income securities and equity securities classified as trading were as follows:

CHF millions	2006	2007
Debt securities issued by governments and government agencies	14609	**14738**
Corporate debt securities	17911	**18894**
Mortgage-backed and asset-backed securities	12142	**18161**
Fixed income securities trading	44662	**51793**
Equity securities trading	22502	**22103**

Maturity of fixed income securities available-for-sale

The amortised cost or cost and estimated fair values of investments in fixed income securities by remaining maturity are shown below. Fixed maturity investments are assumed not to be called for redemption prior to the stated maturity date. As of 31 December 2006 and 2007, CHF 5 426 million and CHF 5 169 million, respectively, of fixed income securities were callable.

As of 31 December CHF millions	Amortised cost or cost	2006 Estimated fair value	Amortised cost or cost	2007 Estimated fair value
Due in one year or less	5768	5804	**6643**	**4149**
Due after one year through five years	26196	26171	**20156**	**23241**
Due after five years through ten years	19224	19129	**17819**	**18075**
Due after ten years	25683	26831	**30180**	**31340**
Mortgage-backed and asset-backed securities with no fixed maturity	15280	15192	**31197**	**31005**
Total fixed income securities available-for-sale	92151	93127	**105995**	**107810**

Assets on deposit or pledged

As of 31 December 2006 and 2007, investments with the carrying value of CHF 1 565 million and CHF 1 438 million, respectively, were on deposit with regulatory agencies in accordance with local requirements.

As of 31 December 2006 and 2007, investments (including cash and cash equivalents) with a carrying value of approximately CHF 14 728 million and CHF 9 262 million, respectively, were placed on deposit or pledged to secure certain reinsurance liabilities.

The Group has adjusted the classification of investments placed on deposit or repledged to secure certain reinsurance liabilities for 2006. The revision has no impact on reported balance sheet items, shareholders' equity or net income.

Collateral accepted which the Group has the right to sell or repledge

As of 31 December 2006 and 2007, the fair value of the government and corporate bond securities received as collateral, was CHF 6 502 million and CHF 17 142 million, respectively. Of this, the amount that has been sold or repledged as of 31 December 2006 and 2007 was CHF 5 450 million and CHF 16 802 million, respectively, which was used to settle short government bond positions. The sources of the collateral are highly rated banking market counterparties.

Unrealised losses on fixed income securities available-for-sale

The following table shows the fair value and unrealised losses of the Group's fixed income securities, aggregated by investment category and length of time that individual securities were in a continuous unrealised loss position, as of 31 December 2006 and 2007. A continuous decline in the value of equity securities available-for-sale for longer than twelve months is considered other-than-temporary and recognised as net realised investment gains/losses in the income statement. Therefore, as of 31 December 2006 and 2007, the gross unrealised loss on equity securities available-for-sale of CHF 262 million and CHF 485 million relates to declines in value for less than 12 months.

As of 31 December 2006 CHF millions	Less than 12 months Fair value	 Unrealised losses	12 months or more Fair value	 Unrealised losses	Total Fair value	 Unrealised losses
Debt securities issued by governments and government agencies	20633	295	13443	483	34076	778
Corporate debt securities	6362	104	2618	269	8980	373
Mortgage-backed and asset-backed securities	4939	51	4138	139	9077	190
Total	31934	450	20199	891	52133	1341

As of 31 December 2007 CHF millions	**Less than 12 months** Fair value	 Unrealised losses	**12 months or more** Fair value	 Unrealised losses	**Total** Fair value	 Unrealised losses
Debt securities issued by governments and government agencies	6960	79	6349	184	13309	263
Corporate debt securities	9379	432	3495	315	12874	747
Mortgage-backed and asset-backed securities	11044	317	4573	121	15617	438
Total	**27383**	**828**	**14417**	**620**	**41800**	**1448**

An assessment of whether an other-than-temporary decline in the value of equity and fixed income securities available-for-sale has occurred as of the balance sheet date is based on a case-by-case evaluation of the reasons behind the decline in value. This evaluation includes: (a) an assessment of the duration and extent of the decline in value; (b) review of the financial performance and outlook for the economic environment and industry in which the issuer operates; (c) review of the financial performance and outlook for the issuer compared to industry peers; and (d) analysis of any other factors, including credit rating, that may adversely affect the Group's intent and ability to hold the investment long enough to allow for any anticipated recovery. Other-than-temporary declines in the value of equity and fixed income securities available-for-sale are recognised as net realised investment gains/losses in the income statement.

The Group may sell available-for-sale equity or fixed income securities at a loss in subsequent periods having previously asserted the intent and ability to hold such securities until recovery. Such sales may only take place in response to changes in market conditions or other circumstances that occur after the balance sheet date. As a result, the Group recognises the associated realised losses in the period in which the decision to sell the securities is taken.

Mortgages, loans and real estate

As of 31 December 2006 and 2007, investments in mortgages and other loans and real estate comprised the following:

CHF millions	2006 Carrying value	2006 Fair value	2007 Carrying value	2007 Fair value
Policy loans, mortgages and other loans	8074	8074	**7414**	**7414**
Investment real estate	4227	5389	**2682**	**3937**

As of 31 December 2006 and 2007, the Group's investment in mortgages and other loans included CHF 231 million and CHF 216 million, respectively, of loans due from employees and CHF 388 million and CHF 415 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

As of 31 December 2006 and 2007, investments in real estate included CHF 67 million and CHF 64 million, respectively, of real estate held for sale.

Depreciation expense related to income-producing properties was CHF 34 million and CHF 57 million for 2006 and 2007, respectively. Accumulated depreciation on investment real estate totalled CHF 444 million and CHF 508 million as of 31 December 2006 and 2007, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

3 Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards, credit derivatives and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as locking in attractive investment conditions for future available funds.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values below are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost as of 31 December 2006 and 2007 approximated CHF 2 220 million and CHF 6 713 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties. The fair value of derivatives outstanding as of 31 December 2006 and 2007 was as follows:

			2006			**2007**
CHF millions	Positive fair value	Negative fair value	Carrying value assets/liabilities	Positive fair value	Negative fair value	Carrying value assets/liabilities
Interest rate contracts						
Forwards and futures	24	-71	-47	**88**	**-396**	**-308**
Swaps	2 863	-3 062	-199	**5 330**	**-5 483**	**-153**
Other				**101**	**-101**	
Total	2 887	-3 133	-246	**5 519**	**-5 980**	**-461**
Equity and index contracts						
Forwards and futures	260	-343	-83	**670**	**-672**	**-2**
Options	1 999	-2 146	-147	**2 763**	**-1 997**	**766**
Swaps	202	-148	54	**290**	**-131**	**159**
Other		-11	-11	**57**	**-11**	**46**
Total	2 461	-2 648	-187	**3 780**	**-2 811**	**969**
Foreign currency						
Options	279	-284	-5	**407**	**-359**	**48**
Swaps	1 286	-1 496	-210	**2 034**	**-2 821**	**-787**
Total	1 565	-1 780	-215	**2 441**	**-3 180**	**-739**
Other derivatives						
Credit derivatives	1 427	-1 041	386	**4 011**	**-4 071**	**-60**
Catastrophe derivatives				**1**	**-11**	**-10**
Weather derivatives	95	-124	-29	**3**	**-12**	**-9**
Other	133	-205	-72	**40**	**-97**	**-57**
Total	1 655	-1 370	285	**4 055**	**-4 191**	**-136**
Total derivative financial instruments	8 568	-8 931	-363	**15 795**	**-16 162**	**-367**

The Group offsets derivative assets and liabilities including certain derivative related collateral contracts in the balance sheet, for which there is a right of offset under master netting agreements.

As of 31 December 2006 and 2007, other invested assets included derivative financial instruments with a fair value of CHF 2 804 million and CHF 6 168 million, respectively.

As of 31 December 2006 and 2007, other accrued expenses and other liabilities included derivative financial instruments with a fair value of CHF 3 167 million and CHF 6 535 million, respectively.

These derivative financial instruments include cash flow hedges with a fair value of CHF 31 million and CHF 21 million as of 31 December 2006 and 2007, respectively.

Hedges of the net investment in a foreign operation

The Group designates non-derivative monetary financial instruments as hedging the foreign currency exposure of its net investment in certain foreign operations.

For the years ended 31 December 2006 and 2007, the Group recorded net unrealised foreign currency remeasurement losses in shareholders' equity of CHF 96 million and CHF 668 million, respectively. This offsets translation gains and losses on the hedged net investment.

4 Acquisitions

On 9 June 2006, Swiss Re completed the acquisition of 100% of the outstanding common shares of GE Insurance Solutions Corporation, excluding its US life and health operation and certain other assets and liabilities, from General Electric Company.

The purchase price has been allocated based on a preliminary estimate of the fair value of assets acquired and liabilities assumed at the date of acquisition.

Property and casualty reserves, both assumed and ceded, have been adjusted based on an estimate of their fair value as of the date of the acquisition. Such estimates include the best estimate of the ultimate claims payments and receipts and the timing of those payments. The estimated payments have been discounted and adjusted for the expected cost of holding capital to support the reinsurance assets and liabilities.

In conjunction with the acquisition, Swiss Re had identified certain areas, mainly with respect to property and casualty reserves, where more information was required. Having obtained this information, Swiss Re has revised the initial estimate in line with the established methodology described above.

The revised estimate resulted in an increase in property and casualty reserves, net of tax, of CHF 333 million, partly offset by other revisions to assets acquired and liabilities assumed, with a net increase in goodwill of CHF 249 million in the second quarter 2007, compared to year end 2006.

5 Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

CHF millions	DAC	2006 PVFP	DAC	2007 PVFP
Balance as of 1 January	5393	6535	**5270**	**7550**
Deferred	4161		**4123**	
Effect of acquisitions/disposals and retrocessions		1443		**265**
Amortisation	–4100	–790	**–3984**	**–977**
Interest accrued on unamortised PVFP		413		**382**
Effect of foreign currency translation	–184	–245	**–257**	**–458**
Effect of change in unrealised gains/losses		194		**7**
Balance as of 31 December	5270	7550	**5152**	**6769**

The amortisation of DAC in 2007 represents CHF 3784 million and CHF 200 million for the Property & Casualty and Life & Health business segments, respectively.

Retroceded DAC and PVFP may arise on retrocession of reinsurance portfolios, including reinsurance undertaken as part of a securitisation. The associated potential retrocession recoveries are determined by the nature of the retrocession agreements and by the terms of the securitisation.

The percentage of PVFP which is expected to be amortised in each of the next five years is 6%, 6%, 5%, 5% and 5%, respectively.

6 Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines short-term debt as debt having a maturity at the balance sheet date of less than one year and long-term debt as having a maturity of greater than one year. The Group's debt as of 31 December 2006 and 2007 was as follows:

CHF millions	2006	2007
Senior financial debt	1917	**1254**
Senior operational debt	7201	**10478**
Subordinated financial debt		**926**
Short-term debt – financial and operational debt	9118	**12658**
Senior financial debt	2482	**1367**
Senior operational debt	6765	**8074**
Subordinated financial debt	5491	**6330**
Subordinated operational debt		**7566**
Long-term debt – financial and operational debt	14738	**23337**
Total debt	23856	**35995**

Maturity of long-term debt

As of 31 December 2006 and 2007, long-term debt as reported above had the following maturities:

CHF millions	2006	2007
Due in 2008	1935	**0**[1]
Due in 2009	1818	**2381**
Due in 2010	1201	**1245**
Due in 2011	917	**1730**
Due in 2012	56	**1167**
Due after 2012	8811	**16814**
Total carrying value	14738	**23337**
Total fair value	15081	**23266**

[1] This balance was reclassified to short-term debt

Senior long-term debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate	Book value in CHF millions
2009	3 EMTN	2004	EUR	20	various	33
2009	EMTN	2004	JPY	5000	0.81%	51
2009	3 EMTN (zero coupon notes)	2004	USD	37	various	41
2009	EMTN	2005	CHF	300	1.25%	300
2009	EMTN	2005	JPY	3000	0.41%	30
2009	EMTN	2006	CHF	300	3M Libor + 0.5bp	301
2009	EMTN	2006	CHF	200	2.50%	203
2009	Private placement	2006	CHF	175	2.59%	175
2009	Mandatory convertible bond	2006	CHF	610	9.80%	609
2009	EMTN	2007	JPY	5000	6M Libor + 3bp	51
2009	EMTN	2007	JPY	8000	0.32%	80
2009	EMTN	2007	USD	30	3M Libor – 15bp	34
2009	EMTN	2007	GBP	100	3M Libor + 2bp	225
2009	EMTN	2007	EUR	150	3M Euribor +3bp	248
2010	Senior notes[1]	2000	USD	350	7.50%	441
2010	EMTN (amortising bond)	2003	GBP	30	4.38%	68
2010	2 EMTN	2005	CHF	625	various	625
2010	EMTN	2005	CZK	300	2.88%	19
2011	Credit-linked note	2006	USD	735	3M Libor –95.51bp	832
2011	EMTN	2007	CHF	250	3.13%	250
2011	Insurance-linked placement	2007	EUR	110	3.83%	35
2012	Credit-linked note	2007	USD	980	3M Libor –89.87bp	1110
2015	EMTN (straight bond)	2001	CHF	150	4.00%	151
2016	Credit-linked note	2007	USD	295	3M Libor	335
2017	Credit-linked note	2000	USD	39	various	1
2019	Senior notes[1]	1999	USD	400	6.45%	485
2026	Senior notes[1]	1996	USD	600	7.00%	770
2030	Senior notes[1]	2000	USD	350	7.75%	476
2032	Principal protected structured note	2007	USD	35	zero coupon	40
Various	Payment undertaking agreements	various	various	various	various	1422
Total senior debt as of 31 December 2007						**9441**
Total senior debt as of 31 December 2006						9247

[1] Assumed in the acquisition of GE Insurance Solutions

Subordinated long-term debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate	... first call in	Book value in CHF millions
2021	Convertible bond	2001	USD	1 150	3.25%	2011	1 285
2047	Subordinated private placement (amortising)[1]	2007	GBP	1 584	4.96%		3 569
2057	Subordinated private placement (amortising)[1]	2007	GBP	1 774	4.79%		3 997
	Subordinated perpetual loan	1998	DEM	110	6M Libor + 45bp	2010	93
	Subordinated perpetual bond (SUPERBs)	1999	CHF	600	3.75%	2011	594
	Subordinated perpetual loan note	2006	EUR	1 000	5.25%	2016	1 645
	Subordinated perpetual loan note	2006	USD	752	6.85%	2016	851
	Subordinated perpetual loan note	2007	GBP	500	6.30%	2019	1 121
	Subordinated perpetual loan note	2007	AUD	750	variable	2017	741
Total subordinated debt as of 31 December 2007							**13 896**
Total subordinated debt as of 31 December 2006							5 491

[1] This debt is resulting from a single transaction and is non-recourse

Swiss Re uses debt for general corporate purposes and to fund discrete pools of operational leverage and financial intermediation assets. Operational leverage and financial intermediation are subject to strong asset and liability matching resulting in little to no risk that the assets will be insufficient to service and settle the liabilities. Debt used for operational leverage and financial intermediation is treated as operational debt and excluded by the rating agencies from financial leverage calculations. As of 31 December 2006 and 2007, operational leverage and financial intermediation liabilities amounted to CHF 32.4 billion (thereof CHF 2.5 billion non-recourse) and CHF 52.4 billion (thereof CHF 9.8 billion non-recourse), respectively.

Interest expense on long-term debt

Interest expense on long-term debt for the years ended 31 December 2006 and 2007, respectively, was as follows:

CHF millions	2006	**2007**
Senior financial debt	121	**83**
Senior operational debt	216	**424**
Subordinated financial debt	221	**327**
Subordinated operational debt		**163**
Total	558	**997**

Long-term debt issued in 2007

In January 2007, the Group issued insurance-linked securities of EUR 110 million, bearing interest at the rate of 3.83% and due in four years.

In March 2007, the Group issued GBP 500 million subordinated step-up loan notes with a perpetual term bearing interest at the rate of 6.30%.

In April 2007, the Group issued AUD 750 million subordinated step-up loan notes with a perpetual term, AUD 300 million bearing interest at the rate of 7.64% and AUD 450 million bearing interest at the rate of six-month Australian bank bill short-term rate plus 117 basis points. In order to achieve favourable capital treatment from regulators and rating agencies, both instruments require Swiss Re, in specified circumstances (which relate to changes in the financial condition of Swiss Re) either to defer interest otherwise payable or to settle such interest through the issue of its shares or certain other types of securities.

Further, the Group issued a subordinated private placement of GBP 1 620 million, bearing interest at the rate of 4.96% with forty years maturity.

In June 2007, under the EMTN programme, the Group issued JPY 5 000 million with a two-year maturity and a coupon of six-month Libor plus 3 basis points, JPY 8 000 million with a two-year maturity and a coupon of 0.32%, and CHF 250 million with a four-year maturity and a coupon of 3.13%. Further, the Group issued a credit linked note of USD 980 million, due in June 2012, bearing interest of three-month Libor minus 89.87 basis points.

In July 2007, the Group issued EUR 150 million under the EMTN programme, with a two-year maturity and a coupon of three-month Euribor plus 3 basis points, GBP 100 million with a two-year maturity and a coupon of three-month Libor plus 2 basis points.

In September 2007, the Group issued a credit linked note of USD 295 million, due in 2016, bearing interest of three-month USD Libor flat.

In October 2007, the Group issued a principal protected structured note of USD 35 million, due in 2032, with zero percent coupon.

In November 2007, the Group issued a subordinated private placement of GBP 1 770 million, bearing interest at the rate of 4.79% with a fifty years maturity.

In December 2007, the Group issued a structured EMTN of USD 30 million, due in 2009, bearing interest of three-month USD Libor less 15 basis points.

Additional funding resources

As additional resources to meet funding requirements, Swiss Re has access to the US commercial paper market through its USD 1.5 billion programme, as well as back-up credit lines and committed repurchase facilities in place with various banks.

7 Unpaid claims and claim adjustment expenses

The liability for unpaid claims and claim adjustment expenses is analysed as follows:

CHF millions	2006	2007
Non-life	80391	**73171**
Life and Health	14620	**15357**
Total	95011	**88528**

A reconciliation of the beginning and ending reserve balances for non-life unpaid claims and claim adjustment expenses for the periods is presented as follows:

CHF millions	2006	2007
Balance as of 1 January	59104	**80391**
Reinsurance recoverable	-2555	**-7622**
Deferred expense on retroactive reinsurance	-1057	**-875**
Net	55492	**71894**
Incurred related to:		
Current year	12292	**11945**
Prior year	-593	**-205**
Amortisation of deferred expense on retroactive reinsurance and impact of commutations	100	**92**
Total incurred	11799	**11832**
Paid related to:		
Current year	-2853	**-1767**
Prior year	-10538	**-12285**
Total paid	-13391	**-14052**
Foreign exchange	-1796	**-2567**
Effect of acquisitions, disposals, new retroactive reinsurance and other items	19790	**300**
Net	71894	**67407**
Reinsurance recoverable	7622	**5041**
Deferred expense on retroactive reinsurance	875	**723**
Balance as of 31 December	80391	**73171**

The Group does not discount liabilities arising from prospective property and casualty insurance and reinsurance contracts, including liabilities which are discounted for US statutory reporting purposes. Liabilities arising from property and casualty insurance and reinsurance contracts acquired in a business combination are initially recognised at fair value in accordance with the purchase method of accounting.

Asbestos and environmental claims exposure

The Group's obligation for claims payments and claims settlement charges also includes obligations for long-latent injury claims arising out of policies written prior to 1985, in particular in the area of US asbestos and environmental liability.

Due to the inherent uncertainties and assumptions on which these estimates are based, the Group cannot exclude the need to make further additions to these provisions in the future.

At the end of 2007 the Group carried net reserves for US asbestos, environmental and other long-latent health hazards equal to CHF 2 560 million. During 2007, the group incurred net losses of CHF 439 million and paid net against these liabilities CHF 204 million.

The Group maintains an active commutation strategy to reduce exposure. When commutation payments are made, the traditional "survival ratio" is artificially reduced by premature payments which should not imply a reduction in reserve adequacy.

Prior year development

Claims development on prior years was broadly neutral during 2007. Adverse developments related to 2001 and prior underwriting years were balanced by the underwriting years 2002 to 2006, which continue to develop very favourably.

Reserves for asbestos and environmental pollution claims in the U.S. were increased during 2007. Experience on workers' compensation line of business continue to develop negatively, and industry statistics are showing a longer development pattern. The Group revised its reserves accordingly during the second half of 2007. The casualty line of business was negatively impacted by adverse development in product liability business and medical malpractice claims.

8 Reinsurance information

Premiums written, premiums earned and fees assessed against policyholders

CHF millions	Non-life	Life & Health	2006 Total	Non-life	Life & Health	2007 Total
Premiums written						
Direct	2256	1594	3850	**2742**	**2147**	**4889**
Assumed	16896	11050	27946	**17436**	**12029**	**29465**
Ceded	-979	-1738	-2717	**-1539**	**-1598**	**-3137**
Total premiums written	18173	10906	29079	**18639**	**12578**	**31217**
Premiums earned						
Direct	2242	1594	3836	**2838**	**2148**	**4986**
Assumed	17653	11116	28769	**17537**	**12101**	**29638**
Ceded	-1354	-1736	-3090	**-1376**	**-1584**	**-2960**
Total premiums earned	18541	10974	29515	**18999**	**12665**	**31664**
Fee income from policyholders						
Direct		756	756		**798**	**798**
Assumed		262	262		**293**	**293**
Ceded		-139	-139		**-136**	**-136**
Total fee income from policyholders		879	879		**955**	**955**

The Group has revised the classification of premiums written, premiums earned and fees assessed against policyholders between direct and assumed for 2006. The revision has no impact on total revenues, net income or net equity.

Claims and claim adjustment expenses

CHF millions	Non-life	Life & Health	2006 Total	Non-life	Life & Health	2007 Total
Claims						
Claims paid, gross	-16825	-9631	-26456	**-17897**	**-10971**	**-28868**
Claims paid, retro	3434	1731	5165	**3845**	**1384**	**5229**
Claims paid, net	-13391	-7900	-21291	**-14052**	**-9587**	**-23639**
Change in unpaid claims and claim adjustment expenses; life and health benefits, gross	3720	-1922	1798	**4846**	**-1810**	**3036**
Change in unpaid claims and claim adjustment expenses; life and health benefits, retro	-2128	228	-1900	**-2859**	**285**	**-2574**
Change in unpaid claims and claim adjustment expenses; life and health benefits, net	1592	-1694	-102	**1987**	**-1525**	**462**
Claims and claim adjustment expenses; life and health benefits	-11799	-9594	-21393	**-12065**	**-11112**	**-23177**

Acquisition costs

CHF millions	Non-life	Life & Health	2006 Total	Non-life	Life & Health	2007 Total
Acquisition costs						
Acquisition costs, gross	-3970	-2596	-6566	**-3901**	**-3021**	**-6922**
Acquisition costs, retro	147	340	487	**67**	**356**	**423**
Acquisition costs, net	-3823	-2256	-6079	**-3834**	**-2665**	**-6499**

Reinsurance assets and liabilities

CHF millions	Non-life	Life & Health	2006 Total	Non-life	Life & Health	2007 Total
Assets						
Reinsurance recoverable	7622	11077	18699	**5041**	**9191**	**14232**
Deferred acquisition costs	1440	3830	5270	**1417**	**3735**	**5152**
Liabilities						
Unpaid claims and claim adjustment expenses	80391	14620	95011	**73171**	**15357**	**88 528**
Life and health policy benefits		44899	44899		**50026**	**50026**
Policyholder account balances		42834	42834		**41340**	**41340**

9 Shareholders' equity

All of the Group's companies prepare statutory financial statements based on local laws and regulations. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

Dividends are declared in Swiss francs. For the years ended 31 December 2006 and 2007 the Group's dividends per share were CHF 2.50 and CHF 3.40, respectively.

CHF millions (except share data)	Years ended 31 December 2006	**2007**
Basic earnings per share		
Income available to common shares	4560	**4162**
Weighted average common shares outstanding	337961019	**348214512**
Net income per share in CHF	13.49	**11.95**
Effect of dilutive securities		
Change in income available to common shares due to convertible bonds	140	**143**
Change in average number of shares due to convertible bonds and employee options	37275628	**35261146**
Diluted earnings per share		
Net income assuming debt conversion and exercise of options	4700	**4305**
Weighted average common shares outstanding	375236647	**383475658**
Net income per share in CHF	12.53	**11.23**

10 Income taxes

The Group is generally subject to corporate income taxes based on the taxable net income in various jurisdictions in which the Group operates. The components of the income tax charge were:

CHF millions	2006	2007
Current taxes	581	**482**
Deferred taxes	715	**543**
Income tax expense	1 296	**1 025**

Tax rate reconciliation

The following table reconciles the expected tax expense at the Swiss statutory tax rate to the actual tax expense in the accompanying income statement:

CHF millions	2006	2007
Income tax at the Swiss statutory tax rate of 21.3% and 21.0%, respectively	1 247	**1 089**
Increase/decrease in the income tax charge resulting from:		
Foreign income taxed at different rates	421	**247**
Impact of foreign exchange movements	35	**–125**
Disallowed expenses	36	**75**
Tax exempt income/dividends received deduction	–262	**–141**
Change in the valuation allowance	–228	**–41**
Change in statutory tax rates	–16	**–170**
FIN 48 including interest and penalties	0	**83**
Other, net	63	**8**
Total	1 296	**1 025**

Deferred and other non-current taxes

The components of deferred and other non-current taxes were as follows:

CHF millions	2006	2007
Deferred tax assets		
Income accrued/deferred	720	**667**
Technical provisions	1 941	**1 849**
Pension provisions	348	**148**
Benefit on loss carryforwards	2 063	**2 084**
Other	1 410	**1 397**
Gross deferred tax asset	6 482	**6 145**
Valuation allowance	–1 162	**–994**
Total	5 320	**5 151**
Deferred tax liabilities		
Present value of future profits	–2 469	**–1 710**
Income accrued/deferred	–767	**–500**
Bond amortisation	–230	**–203**
Deferred acquisition costs	–746	**–632**
Technical provisions	–1 577	**–1 113**
Unrealised gains on investments	–649	**–553**
Foreign exchange provisions	–374	**–446**
Other	–1 193	**–1 982**
Total	–8 005	**–7 139**
Deferred income taxes	–2 685	**–1 988**
FIN 48 liabilities including interest and penalties	0	**–1 829**
Deferred and other non-current taxes	–2 685	**–3 817**

Deferred taxes have not been recognised on the undistributed earnings of certain foreign subsidiaries to the extent the Company considers such earnings as being indefinitely reinvested abroad and does not expect to repatriate these earnings in the foreseeable future. The amount of such earnings included in consolidated retained earnings as of 31 December 2007 was approximately 6 430 million CHF. It is not practicable to estimate the amount of additional tax that might be payable if such earnings were not reinvested indefinitely.

As of 31 December 2007, the Group had CHF 6 526 million foreign net operating tax loss carryforwards, expiring as follows: CHF 56 million in 2008, CHF 30 million in 2009, CHF 36 million in 2010, CHF 48 million in 2011, CHF 27 million in 2012 and CHF 6 329 million after 2012. The Group also had capital loss carryforwards of CHF 337 million, expiring as follows: CHF 6 million in 2008, CHF 279 million in 2009, CHF 8 million in 2010, CHF 26 million in 2011 and CHF 18 million after 2012. Net operating losses of CHF 1 540 million were utilised or expired during 2007.

Income taxes paid in 2006 and 2007 were CHF 742 million and CHF 570 million respectively.

FIN 48

The Group adopted FIN 48 on 1 January 2007 and recognised a decrease of CHF 30 million in the liability for unrecognised tax benefits. The decrease was reported as an adjustment to the opening balance of retained earnings. A reconciliation of the beginning and ending amount of gross unrecognised tax benefits (excluding interest and penalties) is as follows:

CHF millions	2007
Balance as of 1 January	1 667
Additions based on tax positions of the current year	233
Additions for tax positions of prior years	259
Reductions for tax positions of prior years	–89
Settlements	–106
Reductions due to lapse of applicable statute of limitations	–
Balance as of 31 December	**1 964**

The amount of gross unrecognised tax benefits within the tabular reconciliation that, if recognised, would affect the effective tax rate were approximately CHF 1 400 million and CHF 1 535 million at 1 January 2007 and 31 December 2007, respectively. Interest and penalities related to unrecognised tax benefits are recorded in income tax expense. Such expense for the year ending 31 December 2007 was CHF 131 million. As at 1 January 2007 and 31 December 2007, CHF 150 million and CHF 240 million, respectively, has been accrued for the payment of interest (net of tax benefits) and penalties. The 31 December 2007 accrued interest balance is included within the deferred and other non-current taxes section reflected above and in the statement of financial position.

The 31 December 2007 balance of gross unrecognised tax benefits presented in the table above is greater than the FIN 48 liability reflected in the deferred and other non-current taxes section due to the impact of tax positions which offset loss carryforwards (CHF 375 million) and the removal of interest expense (CHF 240 million). Unrecognised tax benefits which have created certain loss carryforwards are net, whereby the statement of financial position does not reflect a deferred tax asset for the attribute or a liability for the unrecognised tax benefit.

The Group continually evaluates proposed adjustments by taxing authorities. The Group believes that it is reasonably possible (more than remote and less than likely) that the balance of unrecognised tax benefits could decrease over the next 12 months due to settlements or expiration of statutes. However, quantification of an estimated range cannot be made at this time.

The following table summarises tax years that remain subject to examination in jurisdictions of significance to the Group:

Switzerland	2004–2007
Germany	1997–2007
United States	2002–2007
United Kingdom	2005–2007
Canada	2002–2007

11 Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

Effective from 1 January 2007, Swiss Re has changed the structure of its Swiss pension plan to a defined contribution scheme. The plan will continue to be accounted for as a defined benefit plan under US GAAP.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

The measurement date of these plans is 30 September for each year presented (except for one UK pension plan with a measurement date as of 31 December).

CHF millions	Swiss plans pension benefits 2006	Swiss plans pension benefits 2007	Foreign plans pension benefits 2006	Foreign plans pension benefits 2007	Other benefits 2006	Other benefits 2007
Benefit obligation as of 1 January	2803	**2893**	1712	**2349**	620	**670**
Service cost	115	**98**	63	**70**	38	**28**
Interest cost	83	**88**	92	**122**	23	**20**
Amendments	50					
Actuarial gains/losses	-81	**-209**	106	**-183**	-12	**-231**
Benefits paid	-80	**-158**	-52	**-73**	-13	**-13**
Employee contribution		**16**		**1**		
Acquisitions/disposals			416	**8**	28	
Effect of curtailment and termination benefits	3	**15**	-7	**-2**		
Effect of foreign currency translation			19	**-80**	-14	**-12**
Benefit obligation as of 31 December	2893	**2743**	2349	**2212**	670	**462**
Fair value of plan assets as of 1 January	2678	**2920**	1191	**1543**		
Actual return on plan assets	207	**275**	105	**146**		
Company contribution	115	**116**	76	**410**	13	**13**
Benefits paid	-80	**-158**	-52	**-73**	-13	**-13**
Employee contribution		**16**		**1**		
Acquisitions/disposals			215	**10**		
Effect of foreign currency translation			8	**-67**		
Fair value of plan assets as of 31 December	2920	**3169**	1543	**1970**		
Funded status	27	**426**	-806	**-242**	-670	**-462**

Actuarial gains arising from experience adjustments as well as changes in actuarial assumptions for the benefit obligation resulted in an unrealised gain in 2007 of CHF 623 million net of deferred tax impact.

Amounts recognised in the balance sheet in 2007 consist of:

CHF millions	Swiss plan	Foreign plans	Other benefits	Total
Non current assets	426	101		**527**
Current liabilities		-4	-13	**-17**
Non current liabilities		-339	-449	**-788**
Net amount recognised	426	-242	-462	**-278**

Amounts recognised in accumulated other comprehensive income, gross of tax, in 2007 consists of:

	Swiss plan	Foreign plans	Other benefits	Total
Net gain/loss	98	125	-162	**61**
Prior service cost/credit	71	1	-37	**35**
Total	169	126	-199	**96**

Components of net periodic benefit cost and other amounts recognised in other comprehensive income consist of:

	Swiss plans pension benefits		Foreign plans pension benefits		Other benefits	
CHF millions	2006	**2007**	2006	**2007**	2006	**2007**
Service cost						
(net of participant contributions)	115	**98**	63	**70**	38	**28**
Interest cost	83	**88**	92	**122**	23	**20**
Expected return on assets	-126	**-141**	-76	**-101**		
Amortisation of:						
Net gain/loss	37	**17**	25	**28**	2	**-7**
Prior service cost	3	**7**	1	**1**	-8	**-8**
Effect of settlement, curtailment						
and termination	3	**15**	-3	**-2**		
Net periodic benefit cost	115	**84**	102	**118**	55	**33**

Other changes in plan assets and benefit obligations recognised in other comprehensive income consist of:

CHF millions	Swiss plan	Foreign plans	Other benefits	Total
Net gain/loss	-343	-242	-231	**-816**
Prior service cost/credit				
Amortisation of:				
Net gain/loss	-17	-28	7	**-38**
Prior service cost	-7	-1	8	
Total recognised in other comprehensive income, gross of tax	-367	-271	-216	**-854**
Total recognised in net periodic benefit cost and other comprehensive income, gross of tax	-283	-153	-183	**-619**

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortised from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are CHF 9 million and CHF 7 million, respectively. The estimated net gain and prior service credit for the other defined postretirement benefits that will be amortised from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is CHF 9 million and CHF 7 million, respectively.

The accumulated benefit obligation (the current value of accrued benefits excluding future salary increases) for pension benefits was CHF 4 882 million and CHF 4 642 million as of 31 December 2006 and 2007, respectively.

Pension plans with an accumulated benefit obligation in excess of plan assets consist of:

CHF millions	2006	**2007**
Projected benefit obligation	2 078	**1 096**
Accumulated benefit obligation	1 814	**981**
Fair value of plan assets	1 220	**784**

Principal actuarial assumptions

	Swiss plans pension benefits		Foreign plans pension benefits weighted average		Other benefits weighted average	
	2006	**2007**	2006	**2007**	2006	**2007**
Assumptions used to determine obligations at the end of the year						
Discount rate	3.2%	**3.5%**	5.2%	**5.8%**	3.9%	**4.5%**
Rate of compensation increase	2.3%	**2.3%**	4.5%	**4.7%**	4.5%	**4.5%**
Assumptions used to determine net periodic pension costs for the year ended						
Discount rate	3.0%	**3.2%**	5.2%	**5.2%**	3.7%	**3.9%**
Expected long-term return on plan assets	5.0%	**5.0%**	6.5%	**6.4%**		
Rate of compensation increase	2.3%	**2.3%**	4.8%	**4.5%**	4.5%	**4.5%**
Assumed medical trend rates at year end						
Medical trend – initial rate					7.1%	**7.1%**
Medical trend – ultimate rate					4.4%	**4.6%**
Year that the rate reaches the ultimate trend rate					2014	**2015**

The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset category allocations. The estimates take into consideration historical asset category returns.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one percentage point change in assumed health-care cost trend rates would have had the following effects for 2007:

CHF millions	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	8	–6
Effect on post-retirement benefit obligation	69	–54

Plan asset allocation by asset category

The actual asset allocation by major asset category for defined benefit pension plans as of the respective measurement dates in 2006 and 2007, are as follows:

	Swiss plans actual allocation		Foreign plans actual allocation		Swiss plans	Foreign plans
	2006	**2007**	2006	**2007**	Target allocation	
Asset category						
Equity securities	34%	**34%**	56%	**51%**	35%	48%
Debt securities	45%	**45%**	42%	**46%**	41%	49%
Real estate	14%	**14%**		**1%**	20%	2%
Other	7%	**7%**	2%	**2%**	4%	1%
Total	100%	**100%**	100%	**100%**	100%	100%

Actual asset allocation is determined by a variety of current economic and market conditions and considers specific asset class risks.

Equity securities include Swiss Re common stock of CHF 20 million (0.4% of total plan assets) and CHF 11 million (0.2% of total plan assets) as of 31 December 2006 and 2007, respectively.

The Group's pension plan investment strategy is to match the maturity profiles of the assets and liabilities in order to reduce the future volatility of pension expense and funding status of the plans. This involves balancing investment portfolios between equity and fixed income securities. Tactical allocation decisions that reflect this strategy are made on a quarterly basis.

Expected contributions and estimated future benefit payments

The employer contributions expected to be made in 2008 to the defined benefit pension plans are CHF 213 million and to the post-retirement benefit plan CHF 14 million.

As of 31 December 2007, the projected benefit payments, which reflect expected future service, not adjusted for transfers in and for employees voluntary contributions, are as follows:

CHF millions	Swiss plans pension benefits	Foreign plans pension benefits	Other benefits
2008	127	69	13
2009	128	71	14
2010	131	76	16
2011	140	82	17
2012	139	87	19
Years 2013 – 2017	736	534	116

Defined contribution pension plans

The Group sponsors a number of defined contribution plans to which employees and the Group make contributions. The accumulated balances are paid as a lump sum at the earlier of retirement, termination, disability or death. The amount expensed in 2006 and in 2007 was CHF 28 million and CHF 48 million, respectively.

12 Share-based payments

As of 31 December 2006 and 2007, the Group had the share-based compensation plans described below.

Total compensation cost for share-based compensation plans recognised in net income was CHF 58 m and CHF 31 million in 2006 and 2007, respectively. The related tax benefit was CHF 13 million and CHF 7 million, respectively.

Stock option plans

Stock option plans include the long-term equity award programme, the fixed-option plan and an additional grant to certain members of executive management.

The long-term equity award programme was provided to members of the Executive Board and certain members of management. Under the scheme, the beneficiary was allowed to choose between the fixed-option plan or a restricted-share plan.

Under the fixed-option plan, the exercise price of each option is equal to the market price of the shares on the date of the grant. Options issued vest at the end of the fourth year and have a maximum life of ten years.

A summary of the activity of the Group's stock option plan is as follows:

	Weighted average exercise price in CHF	2007 Number of shares
Outstanding as of 1 January	122	**9054382**
Options granted		
Options exercised	68	**-350273**
Options sold	141	**-698525**
Options forfeited or expired	111	**-69350**
Outstanding as of 31 December	123	**7936234**
Exercisable as of 31 December	137	**5639884**

The weighted average fair value of options granted per share was CHF 13 in 2006. No options were granted in 2007.

The following table summarises the status of stock options outstanding as of 31 December 2007:

Range of exercise price in CHF	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price in CHF
67–99	3489802	7.0	82
128–187	4446432	3.5	155
67–187	**7936234**	**5.0**	**123**

The fair value of each option grant is estimated on the date of grant using a binomial option-pricing model, with the following weighted average assumptions used for grants in 2006: dividend yield of 3.8%; expected volatility of 20.0%; risk-free interest rate of 2.4%; expected life of 6.0 years. No new stock options were granted in 2007.

Options exercisable

The status of stock options exercisable as of 31 December 2007 is summarised as follows:

Range of exercise prices	Number exercisable (vested)	Weighted average remaining contractual life in years	Weighted average exercise price in CHF
67–128	2065192	4.7	94
133–187	3574692	3.6	161
67–187	**5639884**	**4.0**	**136**

Restricted shares

The Group introduced a restricted-share plan during 2004 to complement the fixed-option plan. No new shares were granted under this plan in 2007.
Additionally, restricted bonus shares were issued during 2006 and 2007.
122 070 and 69 770 restricted shares were granted in 2006 and 2007. The shares issued vest at the end of the fourth year.

A summary of shares relating to outstanding awards granted under the above mentioned plans as of December 2007 is presented below:

	Number of shares	Weighted average grant date fair value
Non-vested at January	612732	76
Granted	67770	108
Forfeited	–14617	87
Outstanding as of 31 December	**665885**	**79**

The weighted average fair value of restricted shares, which equals the market price of the shares on the date of the grant, was CHF 95 and CHF 108 in 2006 and 2007, respectively.

Long-term incentive plan

In 2006 and 2007, the Group granted a Long-term Incentive plan (LTI) to selected employees with a three year vesting period. The plan is expected to be settled in cash. The requisite service periods as well the maximum contractual term is 3 years. The method to estimate fair value is based on a risk neutral approach which uses the current share price as an estimate of the share price at the end of the vesting period. In order to determine the fair value the following key performance indicators are also taken into consideration: 3 year average return on equity (ROE) and 3 year earnings per share compounds annual growth rate (EPS CAGR). Fair value is revised at every balance sheet date.

Stock appreciation rights

In 2006 the Group has issued 3 million stock appreciation rights as an extraordinary grant following the Insurance Solutions acquisition. The plan will be settled in cash. The requisite service periods is 2 years while the maximum contractual term is 5 years. The fair value of the appreciation rights is estimated at date of grant using a binomial option-pricing model and is revised at every balance sheet date.

Unrecognised compensation cost

As of 31 December 2007, the total unrecognised compensation cost (net of expected forfeitures) related to non-vested share-based compensation awards and the weighted average period over which that cost is expected to be recognised is as follows:

Name of plan	Unrecognised compensation cost CHF million	Weighted average period
Stock option plans	7	1.0
Restricted shares	21	2.5
Long-term incentive plan	61	1.8
Stock appreciation rights	3	0.5
Total	**92**	**1.9**

The number of shares authorised for the Group's share-based payments to employees was 806 179 and 1 204 155 as of 31 December 2006 and 2007, respectively.

Employee participation plan

Swiss Re's employee participation plan consists of a savings scheme lasting two or three years. Employees combine regular savings with the purchase of either actual or tracking options. Swiss Re contributes to the employee savings over the period of the scheme.

At maturity, the employee either receives shares or cash equal to the accumulated savings balance, or the employee may elect to exercise the options.

In 2006 and 2007, 519 991 and 980 711 options, respectively, were issued to employees and the Group contributed CHF 14 million and CHF 19 million, respectively, to the plan.

13 Compensation, participations and loans of members of governing bodies

The section below follows articles 663b[bis] and 663c para. 3 of the Swiss Code of Obligations, which require disclosure of the elements of compensation paid to Swiss Re's Board of Directors and Executive Committee, as well their shareholdings and loans.

Compensation for acting members of governing bodies

Article 663b[bis] of the Swiss Code of Obligations requires disclosure of total compensation paid to members of the Board of Directors and the Executive Committee. Compensation to members of the Board of Directors and the highest paid member of the Executive Committee are shown individually. For a description of the elements of this compensation, please see page 110 of the corporate governance and compensation report.

Board of Directors

Total compensation of 13 members of the Board of Directors was as follows:

CHF thousands	2007
Honorarium and cash allowances	**5761**
Honorarium shares	**4248**
Funding of pension benefits	**223**
Total	**10232**

Individual compensation of members of the Board of Directors is as follows:

CHF thousands	Honorarium and cash allowances	Honorarium shares	Pension	Total
Peter Forstmoser, Chairman	2600	667		3267
Walter B. Kielholz, Vice Chairman	1288	1382	223	2893
Jakob Baer, Chairman of the Audit Committee	392	393		785
Thomas W. Bechtler, Member	195	130		325
Raymund Breu, Member		325		325
John R. Coomber, Chairman of the Finance and Risk Committee	354	233		587
Dennis D. Dammerman, Member[1]	59	39		98
Rajna Gibson Brandon, Member	163	162		325
Bénédict G.F. Hentsch, Member	195	130		325
Hans Ulrich Maerki, Member[2]		227		227
Robert A. Scott, Chairman of the Compensation Committee	255	170		425
John F. Smith, Jr. Member	97	228		325
Kaspar Villiger, Member	163	162		325
Total	**5761**	**4248**	**223**	**10232**

[1] Retired from the Board of Directors at the Annual General Meeting of 20 April 2007.
[2] Elected to the Board of Directors at the Annual General Meeting of 20 April 2007

Members of the Board of Directors, except for the Chairman and Vice Chairman, received an honorarium, a mandatory 40% of which is in the form of shares; the remainder may be taken either in the form of cash or shares with a four-year deferral period. The share price on 2 March 2007 of CHF 107.90 has been used for calculating the number of shares awarded based upon the amount of the honorarium received in shares. For the Chairman and the Vice Chairman, the same approach as for the Executive Committeee applies.

The Compensation Committee of the Board of Directors decided to remunerate the Chairman and Vice Chairman going forward through a fixed honorarium rather than a variable bonus.

Executive Committee

Total compensation for 8 members of the Executive Committee was as follows:

CHF thousands	2007
Base salary and allowances	**8868**
Variable pay for performance year 2007	**25334**
Cash bonus	**10229**
Bonus shares	**2862**
Value Alignment Incentive 2007 grant[1]	**12243**
Compensation due to member leaving	**2280**
Subtotal	**36482**
Long-term incentive plan 2007 grant[2]	**19115**
Funding of pension benefits	**1494**
Total	**57091**
Change in 2007 fair value of plans vesting over several years	**1556**

[1] Includes 25% uplift on nominal value, which will be paid out at vesting after three years, adjusted for change in fair value

[2] The Long-term Incentive will be paid out after the three-year vesting period. For further details on the Value Alignment Incentive and Long-term Incentive please refer to the text in the highest paid member of Executive Committee - Jacques Aigrain (Chief Executive Officer) section and to page 110 of the corporate governance and compensation report

Highest paid member of Executive Committee – Jacques Aigrain (Chief Executive Officer)

CHF thousands	2007
Base salary and allowances	1 475
Variable pay for 2007 performance year	7 475
Cash bonus	2 600
Value Alignment Incentive 2007 grant[1]	4 875
Subtotal	**8 950**
Long-term incentive plan 2007 – grant[2]	5 966
Funding of pension benefits	223
Total	**15 139**
Change in 2007 fair value of plans vesting over several years	591

[1] Includes 25% uplift on nominal value, which will be paid out at vesting after three years, adjusted for change in fair value
[2] The Long-term Incentive will be paid out after the three-year vesting period. For further details on the Value Alignment Incentive and Long-term Incentive please refer to the text below and to page 110 of the corporate governance and compensation report

In this annual report, the fair value of the Value Alignment Incentive (VAI) is based on the nominal amount of the grant and the uplift of 25% on nominal value. The fair value of VAI granted in 2006 is updated based on actual results in 2007. The fair values will change based upon the actual results in 2008 and 2009. The amounts included in respect of the VAI are the fair value of awards during the year plus the change in fair value of prior-year awards. For a description of the Value Alignement Incentive plan, see page 111 of the corporate governance and compensation report.

As of 31 December 2007, the fair value of the Long-term Incentive (LTI) plans that were granted in 2006 and 2007 was based on the actual results for 2006 and 2007and the forecast results for 2008 and 2009. It will change based upon the actual results in 2008 and 2009. The amounts included in respect of the LTI are the fair value of awards during the year as well the change in fair value of prior years' awards. For a description of the Long-term Incentive plan, see page 112 of the corporate governance and compensation report.

Shares awarded to the members of the Executive Committee are subject to a one-year blocking period. The bonus plan stipulates that Executive Committee members decide on the split between cash and shares. The shares are awarded at a discount to the open market. The share price on 31 December 2007 of CHF 80.45, net of discount, has been used for calculating the number of shares awarded based upon the amount of the bonus received in shares.

For US GAAP reporting purposes, the cost of the bonus shares, VAI and LTI awards are accrued over the period during which they are earned. For the current compensation disclosure purposes the full fair value of awards granted is included as compensation in the year of grant together with the change in fair value of prior-year awards.

As of 1 January 2007, Swiss Re converted the employee pension fund in Switzerland from a defined benefit plan to a defined contribution plan (as defined under Swiss Law) requiring actuarially determined one-off contributions to the plan which did not give rise to higher pension entitlement. The remuneration for 2007 disclosed above excludes these one-off contributions arising from the conversion. The actuarially determined contribution amounts were approximately CHF 4.8 million in total for the Board of Directors and Executive Committee. Therefore, certain members of the Executive Committee and the Board of Directors are now in a defined contribution scheme and their pension funding compensation in the remuneration tables above reflects the actual employer contributions. Where defined benefit arrangements persist the funding is determined on an actuarial basis which can vary substantially from year to year depending on age and years of service of the benefiting Executive Committee members.

Compensation to former members of governing bodies

CHF thousands	2007
Former members of the Executive Committee	530
Former members of the Board of Directors	-
Total	**530**

The compensation to former members of the Executive Committee relates to social security on compensation of prior years and preferential interest rates on loans.

Share ownership, options and related instruments

The disclosure below follows article 663c para. 3 of the Swiss Code of Obligations which requires disclosure of share ownership, options and related instruments individually for each member of the Board of Directors and Executive Committee, including shares, options and related instruments held by persons closely related to, and by companies controlled by members of the Board of Directors and Executive Committee.

Members of the Board of Directors	Function	Number of shares held as of 31 December 2007
Peter Forstmoser	Chairman	98775
Walter B. Kielholz	Vice Chairman	123775
Jakob Baer	Chairman of the Audit Committee	10336
Thomas W. Bechtler	Member	17673
Raymund Breu	Member	12208
John R. Coomber	Chairman of the Finance and Risk Committee	113541
Rajna Gibson Brandon	Member	11440
Bénédict G.F. Hentsch	Member	9755
Hans Ulrich Maerki	Member	3819
Robert A. Scott	Chairman of the Compensation Committee	9249
John F. Smith	Member	9878
Kaspar Villiger	Member	4833
Total		**425282**

Members of the Executive Committee	Function	Number of shares held as of 31 December 2007
Jacques Aigrain	Chief Executive Officer	236275
Andreas Beerli	Chief Operating Officer	30828
Roger W. Ferguson	Head of Financial Services Products	-
Michel M. Liès	Head of Client Markets	48093
Stefan Lippe	Head of (Re)Insurance Products	39100
Christian Mumenthaler	Chief Risk Officer	2419
George Quinn	Chief Financial Officer	14929
Total		**371644**

Restricted shares

In 2004 and 2005, the beneficiaries of the long-term equity award programme received, as an alternative to the stock options, the right to opt for restricted shares. The applicable ratio of stock options to restricted shares was four to one. The restricted shares vest after four years. During the vesting period, there is a risk of forfeiture.

The following unvested restricted shares were held by members of governing bodies as of 31 December 2007.

Members of the Board of Directors Grant year	2004	2005
Share price in CHF as of grant date	93	83
Peter Forstmoser, Chairman	10000	5000

Members of the Executive Committee Grant year		2004	2005
Share price in CHF as of grant date		93	83
Jacques Aigrain	Chief Executive Officer		13750
Andreas Beerli	Chief Operating Officer	7500	7500
Michel M. Liès	Head of Client Markets		3750
Stefan Lippe	Head of (Re)Insurance Products		9125
Christian Mumenthaler	Chief Risk Officer	1250	5000
Total		**8750**	**39125**

Unvested options

The following unvested options were held by members of governing bodies on 31 December 2007.

Members of the Board of Directors	Number of options	Average strike price in CHF	Exercise years
Peter Forstmoser, Chairman	20000	82.9	2015
Walter B. Kielholz, Vice Chairman	40000	87.9	2014–2015
John Coomber	130000	87.5	2014–2015
Total	**190000**	**87.1**	

Members of the Executive Committee	Number of options	Average strike price in CHF	Exercise years
Jacques Aigrain	150000	95.3	2014–2015
Michel M. Liès	42000	89.4	2014–2015
Stefan Lippe	41000	91.7	2011–2014
George Quinn	25000	86.7	2011–2015
Total	**258000**	**92.9**	

Options have a four-year vesting period, during which there is a risk of forfeiture, and an exercise period of six years. The exchange ratio is 1:1, meaning each option entitles the beneficiary to purchase one share at a non-adjustable strike price.

Vested options

The following vested and privately purchased options were held by members of governing bodies as of 31 December 2007.

Members of the Board of Directors	Number of options	Average strike price in CHF	Exercise years
Peter Forstmoser, Chairman,	30000	67.7	2013
Walter B. Kielholz, Vice Chairman	337950	133.4	2008–2012
John R. Coomber	207000	128.4	2008–2013
Total	**574950**	**128.2**	

Members of the Executive Committee	Number of options	Average strike price in CHF	Exercise years
Jacques Aigrain	90000	101.7	2012–2013
Andreas Beerli	103600	130.8	2008–2013
Michel M. Liès	104000	136.4	2008–2013
Stefan Lippe	86400	118.4	2008–2013
Christian Mumenthaler	2000	144.3	2012
George Quinn	24600	135.0	2009–2013
Total	**410600**	**123.5**	

Loans to members of governing bodies

The following loans were granted to members of governing bodies:

	CHF thousands
Mortgages and loans to members of the Board of Directors	
Walter B. Kielholz, Vice Chairman	2000
Total mortgages and loans to 4 members of the Executive Committee	8585
Highest mortgages and loans to an individual member of the Executive Committee	
Andreas Beerli, Chief Operating Officer	3000
Total mortgages and loans not at market conditions to 3 former members of the Executive Committee	4184

All credit is secured against real estate or pledged shares. The terms and conditions of loans and mortgages are the same as those available to all Swiss Re employees in the respective locations. Fixed-rate mortgages have a maturity of five years and interest rates that correspond to the five-year Swiss franc swap rate plus a margin of 10 basis points. Adjustable-rate mortgages have no agreed maturity dates. The basic preferential interest rates are equal to the corresponding interest rates applied by the Zurich Cantonal Bank minus one percentage point. To the extent that fixed or adjustable interest rates are preferential, such values have been factored into the compensation sums given to the governing body members in accordance with section 5.1 of the corporate governance and compensation report for acting members of governing bodies.

14 Commitments and contingent liabilities

Leasing commitments

As part of its normal business operations, the Group enters into a number of lease agreements. Such agreements, which are operating leases, total the following obligations for the next five years and thereafter:

As of 31 December 2007	CHF millions
2008	97
2009	87
2010	80
2011	73
2012	68
After 2012	711
Total operating lease commitments	1 116
Less minimum non-cancellable sublease rentals	–94
Total net future minimum lease commitments	**1 022**

The following schedule shows the composition of total rental expenses for all operating leases as of 31 December (except those with terms of a month or less that were not renewed):

CHF millions	2006	2007
Minimum rentals	66	**69**
Sublease rental income	–9	**–3**
Total	57	**66**

Other commitments

As a participant in limited investment partnerships, the Group commits itself to making available certain amounts of investment funding, callable by the partnerships for periods of up to 10 years. The total commitments remaining uncalled as of 31 December 2006 and 2007 were CHF 1 212 million and CHF 1 837 million, respectively. The comparative amount of total commitments uncalled as of 31 December 2006 has been revised compared to the number published in the Annual Report 2006.

The Group enters into a number of contracts in the ordinary course of reinsurance and financial market business which, if the Group's credit rating and/or defined statutory measures decline to certain levels, would require the Group to post collateral or obtain guarantees. The contracts typically provide alternatives for recapture of the associated business.

Legal proceedings

In the normal course of business operations, the Group is involved in various claims, lawsuits and regulatory matters. In the opinion of management, the disposition of these or any other legal matters, except as disclosed in this note, is not expected to have a material adverse effect on the Group's business, consolidated financial position or results of operations.

15 Information on business segments

The Group provides reinsurance, insurance and financial services throughout the world through three business segments. The business segments are determined by the organisational structure and by the way in which management reviews the operating result of the Group. The business segments in place are Property & Casualty, Life & Health and Financial Markets. Group items includes items which are not allocated to operating segments include foreign exchange remeasurement, the mark to market of trading portfolios designated to match foreign currency reinsurance net liabilities, financing costs for operational and financial debt and corporate centre expenses. The comparative business segment information is represented accordingly.

Net investment income and net realised gains which are attributable to either Property and Casualty or Life and Health are directly allocated to these business segments. This includes income and charges on cedent deposits, reinsurance derivatives, income on unit-linked and with-profit business and other items. These returns are excluded from the Financial Market segment. Net investment income and realised investment gains/losses generated in the Financial Markets segment, including return on fixed income securities, equity securities and alternative investments, are allocated to the Property & Casualty and Life & Health business segments based on technical reserves and other information including duration of the underlying liabilities as a key for the allocation.

The accounting policies of the business segments are in line with those described in the summary of significant accounting policies (see Note 1).

Please refer to Note 18 for a description of the changes in presentation and disclosure.

a) Business segment results

For the years ended 31 December

2006 CHF millions	Property & Casualty	Life & Health	Financial Markets	Group items	Allocation	Total
Revenues						
Premiums earned	18541	10974				29515
Fee income from policyholders		879				879
Net investment income	3753	3686	6055	184	–5687	7991
Net realised investment gains/losses	379	1667	765	103	–808	2106
Other revenues	58		201	21		280
Total revenues	**22731**	**17206**	**7021**	**308**	**–6495**	**40771**
Expenses						
Claims and claim adjustment expenses; life and health benefits	–11799	–9594				–21393
Interest credited to policyholders		–2827				–2827
Acquisition costs	–3823	–2256				–6079
Other expenses	–1496	–983		–605	–506	–3590
Interest expenses				–1026		–1026
Total expenses	**–17118**	**–15660**	**0**	**–1631**	**–506**	**–34915**
Operating income/loss	**5613**	**1546**	**7021**	**–1323**	**–7001**	**5856**

2007 CHF millions	Property & Casualty	Life & Health	Financial Markets	Group items	Allocation	Total
Revenues						
Premiums earned	18999	12665				31664
Fee income from policyholders		955				955
Net investment income	4458	5441	8388	236	–7831	10692
Net realised investment gains/losses	–74	863	–1181	-209	–138	–739
Other revenues	97	5	125	75		302
Total revenues	**23480**	**19929**	**7332**	**102**	**–7969**	**42874**
Expenses						
Claims and claim adjustment expenses; life and health benefits	–12065	–11112				–23177
Interest credited to policyholders		–2120				–2120
Acquisition costs	–3834	–2665				–6499
Other expenses	–1633	–1313		–626	–505	–4077
Interest expenses				–1649	–165	–1814
Total expenses	**–17532**	**–17210**	**0**	**–2275**	**–670**	**–37687**
Operating income/loss	**5948**	**2719**	**7332**	**–2173**	**–8639**	**5187**

b) Property & Casualty business segment – by line of business

For the years ended 31 December

2006 CHF millions	Property traditional	Casualty traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues						
Premiums earned	6096	7542	4223	17861	680	18541
Net investment income	620	2232	552	3404	349	3753
Net realised investment gains/losses	-48	305	74	331	48	379
Other revenues	-20		52	32	26	58
Total revenues	6648	10079	4901	21628	1103	22731
Expenses						
Claims and claim adjustment expenses	-2779	-6220	-2290	-11289	-510	-11799
Acquisition costs	-1074	-1404	-1015	-3493	-330	-3823
Other expenses	-487	-620	-282	-1389	-107	-1496
Total expenses	-4340	-8244	-3587	-16171	-947	-17118
Operating income/loss	2308	1835	1314	5457	156	5613
Claims ratio in %	45.6	82.5	54.2	63.2		
Expense ratio in %	25.6	26.8	30.7	27.3		
Combined ratio in %	71.2	109.3	84.9	90.5		

2007 CHF millions	Property traditional	Casualty traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues						
Premiums earned	**6464**	**7446**	**4600**	**18510**	**489**	**18999**
Net investment income	**533**	**3205**	**372**	**4110**	**348**	**4458**
Net realised investment gains/losses	**-171**	**52**	**6**	**-113**	**39**	**-74**
Other revenues	**-7**		**104**	**97**		**97**
Total revenues	**6819**	**10703**	**5082**	**22604**	**876**	**23480**
Expenses						
Claims and claim adjustment expenses;	**-2800**	**-6634**	**-2063**	**-11497**	**-568**	**-12065**
Acquisition costs	**-1143**	**-1417**	**-1102**	**-3662**	**-172**	**-3834**
Other expenses	**-510**	**-732**	**-292**	**-1534**	**-99**	**-1633**
Total expenses	**-4453**	**-8783**	**-3457**	**-16693**	**-839**	**-17532**
Operating income/loss	**2366**	**1920**	**1625**	**5911**	**37**	**5948**
Claims ratio in %	**43.3**	**89.1**	**44.8**	**62.2**		
Expense ratio in %	**25.6**	**28.9**	**30.3**	**28.0**		
Combined ratio in %	**68.9**	**118.0**	**75.1**	**90.2**		

c) Life & Health business segment – by line of business

For the years ended 31 December

2006 CHF millions	Life traditional	Health traditional	Admin Re®	Total
Revenues				
Premiums earned	7851	2243	880	10974
Fee income from policyholders	38		841	879
Net investment income	1213	518	1955	3686
Net realised investment gains/losses	505	72	1090	1667
Other revenues				
Total revenues	9607	2833	4766	17206
Expenses				
Claims and claim adjustment expenses; life and health benefits	-6081	-1763	-1750	-9594
Interest credited to policyholders	-569		-2258	-2827
Acquisition costs	-1607	-550	-99	-2256
Other expenses	-503	-161	-319	-983
Total expenses	-8760	-2474	-4426	-15660
Operating income/loss	847	359	340	1546
Operating result, excluding non-participating net realised investment gains/losses	759	272	350	1381
Net investment income – unit-linked	109		561	670
Net realised investment gains/losses – unit-linked	410		909	1319
Net realised investment gains/losses – non-participating	88	87	-10	165
Operating revenues [1]	9000	2746	3306	15052
Management expense ratio in %	5.6	5.9	9.6	6.5
Return on operating revenues in %	8.4	9.9	10.6	9.2

[1] Operating revenues exclude net investment income and net realised investment gains from unit-linked business as these are passed through to contract holders via interest credited to policyholders and therefore do not have an impact on the operating result.

For the years ended 31 December

2007 CHF millions	Life traditional	Health traditional	Admin Re®	Total
Revenues				
Premiums earned	8311	2950	1404	12665
Fee income from policyholders	48		907	955
Net investment income	1769	724	2948	5441
Net realised investment gains/losses	-161	-54	1078	863
Other revenues	5			5
Total revenues	9972	3620	6337	19929
Expenses				
Claims and claim adjustment expenses; life and health benefits	-6226	-2239	-2647	-11112
Interest credited to policyholders	255		-2375	-2120
Acquisition costs	-1697	-596	-372	-2665
Other expenses	-684	-159	-470	-1313
Total expenses	-8352	-2994	-5864	-17210
Operating income/loss	1620	626	473	2719
Operating result, excluding non-participating net realised investment gains/losses	1710	612	422	2744
Net investment income – unit-linked	111		638	749
Net realised investment gains/losses – unit-linked	-421		933	512
Net realised investment gains/losses – non-participating	-90	14	51	-25
Operating revenues[1]	10372	3606	4715	18693
Management expense ratio in %	6.6	4.4	10.0	7.0
Return on operating revenues in %	16.5	17.0	9.0	14.7

[1] Operating revenues exclude net investment income and net realised investment gains from unit-linked business as these are passed through to contract holders via interest credited to policyholders and therefore do not have an impact on the operating result.

d) Financial Markets

For the years ended 31 December

2006 CHF millions	Credit & Rates	Equity & Alternative Investments	Other	Total
Revenues				
Premiums earned				
Net investment income	5771	313	–29	6055
Net realised investment gains/losses	–182	904	43	765
Other revenues	201			201
Total revenues	5790	1217	14	7021
Expenses				
Claims and claim adjustment expenses				0
Acquisition costs				0
Other expenses				0
Total expenses	0	0	0	0
Operating income/loss	5790	1217	14	7021

2007 CHF millions	Credit & Rates	Equity & Alternative Investments	Other	Total
Revenues				
Premiums earned				
Net investment income	**7999**	**413**	**–24**	**8388**
Net realised investment gains/losses	**–1518**	**1631**	**–1294**	**–1181**
Other revenues	**125**			**125**
Total revenues	**6606**	**2044**	**–1318**	**7332**
Expenses				
Claims and claim adjustment expenses				**0**
Acquisition costs				**0**
Other expenses				**0**
Total expenses	**0**	**0**	**0**	**0**
Operating income/loss	**6606**	**2044**	**–1318**	**7332**

e) Net premiums earned and fees income from policyholders by country

CHF millions	2006	2007
United States	12320	**13387**
United Kingdom	3513	**4788**
Germany	2560	**1983**
Canada	1235	**1314**
France	1137	**1220**
Australia	979	**997**
Italy	804	**994**
Switzerland	705	**832**
Spain	626	**704**
Other	6515	**6400**
Total	30394	**32619**

16 Subsidiaries, equity investees and variable interest entities

Subsidiaries and equity investees

	Share capital (CHF millions)	Affiliation in % as of 31.12.2007	Method of consolidation
Europe			
Denmark			
Swiss Re Denmark Holding ApS[2]	54	100	f
Swiss Re Denmark Reinsurance A/S[2]	43	100	f
France			
Frasecur Société d'Investissement à Capital Variable[1]	97	99.96	f
Protegys Assurance	14	34	e
Germany			
Swiss Re Frankona Management Service GmbH[2]	0	100	f
Swiss Re Frankona Rückversicherungs AG[2]	83	100	f
Swiss Re Germany AG	74	100	f
Swiss Re Germany Holding GmbH[2]	42	100	f
Hungary			
Swiss Re Treasury (Hungary) Ltd.	0	100	f
Ireland			
Swiss Re International Treasury (Ireland) Ltd.	0	100	f
Swiss Re Ireland Ltd.	166	100	f
Swiss Re Life & Health (Ireland) Ltd.	1	100	f
Swiss Reinsurance Ireland Limited[2]	166	100	f
Luxembourg			
Swiss Re Europe S.A.	114	100	f
Swiss Re Finance (Luxembourg) S.A.	0	100	f
Swiss Re Funds (LUX) I	3 505	100	f
Swiss Re Management (Luxembourg) S.A.	329	100	f
Swiss Re Treasury (Luxembourg) S.A.	174	100	f
Malta			
Swiss Re Finance (Malta) Ltd.	3 173	100	f
Swiss Re Treasury (Malta) Limited	828	100	f
Netherlands			
Algemene Levensherverzekering Maatschappij N.V.	8	100	f
Atradius	94	34.95	e
Calam C.V.	0	100	f
Reassurantie Maatschappij Nederland N.V.	12	100	f
Swiss Re Life & Health Nederland N.V.	6	100	f
Swiss Re Nederland Holding B.V.	1	100	f

Method of consolidation:
f full
e equity
1 Net asset value instead of share capital
2 From acquisition of GE Insurance Solutions

	Share capital (CHF millions)	Affiliation in % as of 31.12.2007	Method of consolidation
Switzerland			
D Holding	9	48.14	e
European Reinsurance Company of Zurich	312	100	f
SR Institutional Funds[1]	12 269	85.93	f
Swiss Re Asset Management Funds (Switzerland) AG	1	100	f
Swiss Re Partnership Holding AG	0	100	f
Tertianum AG	10	23.2	e
United Kingdom			
Admin Re UK Limited	12	100	f
Banian Investments UK Ltd.	1	100	f
Calico Leasing (GB) Ltd.	79	100	f
Cyrenaic Investments (UK) Ltd.	1 352	100	f
Dex Name Ltd.	26	100	f
European Credit and Guarantee Insurance PCC Ltd.	10	100	f
Life Assurance Holding Corporation Ltd.	165	100	f
NM Insurance Holdings Limited	296	100	f
NM Life Group Limited	337	100	f
NM Life Limited	214	100	f
NM Pensions Limited	304	100	f
Reassure UK Life Assurance Company Ltd.	870	100	f
SR Delta Investments (UK) Ltd.	16	100	f
SR International Business Insurance Company Ltd.	288	100	f
SRNY Limited	75	100	f
Swiss Re BHI Limited	0	100	f
Swiss Re Capital Markets Ltd.	68	100	f
Swiss Re Financial Services Ltd.	16	100	f
Swiss Re Frankona LM Limited[2]	16	100	e
Swiss Re Frankona Reinsurance Ltd.[2]	0	100	f
Swiss Re GB Plc	1 439	100	f
Swiss Re Life & Health Limited	428	100	f
Swiss Re Properties Ltd.	0	100	f
Swiss Re Services Ltd.	5	100	f
Swiss Re Specialised Investments Holdings (UK) Ltd.	2	100	f
Swiss Re Specialty Insurance (UK) Ltd.[2]	41	100	f
Swiss Reinsurance Company UK Ltd.	1 068	100	f
The Mercantile & General Reinsurance Company Ltd.	0	100	f
The Palatine Insurance Company Limited	17	100	f
Windsor Life Assurance Company Ltd.	7	100	f
XSMA Ltd.	34	100	f

	Share capital (CHF millions)	Affiliation in % as of 31.12.2007	Method of consolidation
North America and Caribbean			
Barbados			
Accra Holdings Corporation	18	100	f
Atlantic International Reinsurance Company Ltd.	5	100	f
European Finance Reinsurance Company Ltd.	6	100	f
European International Holding Company Ltd.	1 466	100	f
European International Reinsurance Company Ltd.	1 804	100	f
Gasper Funding Corporation	19	100	f
Stockwood Reinsurance Company, Ltd.	1	100	f
Underwriters Reinsurance Company (Barbados) Ltd.	18	100	f
Bermuda			
CORE Reinsurance Company Limited	0	100	f
Englewood Ltd.	0	100	f
Life Re International, Ltd.	0	100	f
Old Fort Insurance Company Ltd.	0	100	f
Swiss Re Global Markets Limited	0	100	f
SwissRe Capital Management (Bermuda) Ltd.	0	100	f
SwissRe Finance (Bermuda) Ltd.	0	100	f
SwissRe Investments (Bermuda) Ltd.	0	100	f
Canada			
Swiss Re Holdings (Canada) Inc.	135	100	f
Swiss Re Life & Health Canada	130	100	f
Swiss Reinsurance Company Canada	12	100	f
Cayman Islands			
Ampersand Investments (UK) Ltd.	0	100	f
Cobham Funding Ltd.	23	100	f
Dunstanburgh Finance (Cayman) Ltd.	0	100	f
Farnham Funding Ltd.	5	100	f
Kilgallon Finance Ltd.	23	100	f
SR Alternative Financing I SPC	0	100	f
SR Alternative Financing II SPC	0	100	f
SR Cayman Holdings Ltd.	0	100	f
SR York Limited	113	100	f
Swiss Re Dorus Investment Ltd.	0	100	f
Swiss Re Funding (UK) Ltd.	0	100	f
Swiss Re Hedge Funds SPC	0	100	f
Swiss Re Strategic Investments (UK) Ltd.	0	100	f
SV Corinthian Investments Ltd.	0	100	f

	Share capital (CHF millions)	Affiliation in % as of 31.12.2007	Method of consolidation
United States			
Conning & Company	0	100	f
Core Insurance Holdings Inc.[2]	0	100	f
Employers Reinsurance Corporation[2]	7	100	f
Facility Insurance Corporation	1	100	f
Facility Insurance Holding Corporation	0	100	f
First Specialty Insurance Corporation[2]	6	100	f
Industrial Risk Insurers[2]	3	100	f
Life Re Capital Trust I	4	100	f
North American Capacity Insurance Company	5	100	f
North American Elite Insurance Company	4	100	f
North American Specialty Insurance Company	5	100	f
Reassure America Life Insurance Company	6	100	f
Southwestern Life Holdings, Inc.	1	100	f
SR PA Finance Inc	0	100	f
Swiss Re America Holding Corporation	0	100	f
Swiss Re Asset Management (Americas) Inc.	0	100	f
Swiss Re Atrium Corporation	1	100	f
Swiss Re Capital Markets Corporation	0	100	f
Swiss Re Financial Products Corporation	0	100	f
Swiss Re Financial Services Corporation	0	100	f
Swiss Re Solutions Holding Corporation[2]	10	100	f
Swiss Re Life & Health America Holding Company	5	100	f
Swiss Re Life & Health America Inc.	5	100	f
Swiss Re Management Corporation	1	100	f
Swiss Re Partnership Holding, LLC	0	100	f
Swiss Re Treasury (US) Corporation	0	100	f
Swiss Reinsurance America Corporation	12	100	f
Washington International Insurance Company	5	100	f
Westport Insurance Corporation[2]	6	100	f
Australia			
Swiss Re Australia Ltd.	20	100	f
Swiss Re Life & Health Australia Ltd.	154	100	f
The Mercantile and General Reinsurance Company of Australia Ltd.	0	100	f
Africa			
South Africa			
Swiss Re Africa Ltd.	2	100	f
Swiss Re Life & Health Africa Ltd.	0	100	f
Asia			
Singapore			
ERC Asia Pacific Pte Ltd	4	100	f

Variable interest entities

The Group holds a variable interest in various entities due to a modified coinsurance agreement, certain insurance-linked and credit-linked securitisations, private equity limited partnerships, hedge funds, debt financing and other entities, which meet the definition of a variable interest entity (VIE).

The insurance-linked and credit-linked securitisations transfer pre-existing insurance or credit risk to the capital markets through the issuance of insurance-linked or credit-linked securities. In insurance-linked securitisations, the securitisation vehicle initially assumes the insurance risk through insurance contracts. In credit-linked securitisations, the securitisation vehicle initially assumes the credit risk through credit default swaps.

The securitisation vehicle generally retains the issuance proceeds as collateral. The Group's variable interests arise through ownership of insurance-linked and credit-linked securities, or through protection provided for the value of the collateral held. The Group's maximum exposure to loss equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked or credit-linked securities held. The collateral held usually consists of investment grade securities.

Commercial paper conduit vehicles issue commercial paper to finance the purchase of assets. The Group assumes the risks and rewards of a portion of the assets held by the vehicle through a total return swap. The maximum exposure to loss equals the carrying amount of the assets underlying the total return swap.

Investment vehicles include private equity limited partnerships and hedge funds. The Group's variable interests arise through an ownership interest in the vehicle or a guarantee of the value of the assets held by the vehicle. The maximum exposure to loss equals the carrying amount of the ownership interest or the maximum amount payable under the guarantee.

Debt financing vehicles issue loan notes to provide Swiss Re with funding. The maximum potential loss is limited to the lower of the total assets excluding the funding provided to Swiss Re and the carrying amount of Swiss Re's ownership interest.

The following table shows the total assets of VIEs of which the Group is the primary beneficiary, but does not hold a majority voting interest:

As of 31 December CHF millions	2006	**2007**
Modified coinsurance agreement	5 324	4 022
Investment vehicles	447	8 007
Other	6	1
Total	5 777	**12 030**

As of 31 December 2007, the consolidation of the VIEs resulted in a minority interest in the balance sheet of CHF 435 million (31 December 2006: CHF 702 million). The minority interest is included in accrued expenses and other liabilities. The net minority interest in income was CHF 39 million and CHF 37 million net of tax in years ended 31 December 2006 and 2007, respectively. The income statement impacts are generally included in the relevant segment with the underlying movement in income or expenses.

The following table shows the total assets of and maximum exposure to loss in VIEs in which the Group holds a significant variable interest:

As of 31 December CHF millions	Total Assets	2006 Maximum exposure to loss	Total Assets	**2007** Maximum exposure to loss
Insurance-linked/credit-linked securitisations	7 861	7 786	10 874	10 874
Commercial paper conduit vehicles	3 699	3 699		
Investment vehicles	3 487	1 952	17 684	2 089
Debt financing	2 683	250	7 753	526
Other	795	777	1 690	1 137
Total	18 525	14 464	**38 001**	**14 626**

17 Restructuring provision

In 2007 the Group has charged expenses of CHF 31 million against the provision for Insurance Solution activities and CHF 46 million for the existing Swiss Re activities.

2007 CHF millions	Property & Casualty	Life & Health	Financial Markets	Total
Balance as of 1 January	99	30	38	167
Increase in provision	5	1	1	7
Release of provision	–3	–6	–1	–10
Costs incurred	–55	–14	–8	–77
Effect of foreign currency translation	–3	–1	–2	–6
Balance as of 31 December	**43**	**10**	**28**	**81**

Note 18 Changes to Group presentation and disclosure

Segment disclosure

In 2007, the Group changed the organisational structure resulting in a more complete integration of Financial Services business within Swiss Re. Following the new structure, the Group presents three operating business segments – Property & Casualty, Life & Health and Financial Markets. Items not allocated to these three business segments are included in the 'Group items' column.

The operating segments are determined by the organisational structure and by the way in which management reviews the operating result of the Group.

The Property & Casualty segment consists of the following sub-segments: Property traditional, Casualty traditional, Specialty traditional and non-traditional business. The Specialty traditional sub-segment includes certain parts of the former Credit Solutions business: Credit Reinsurance, Financial Guaranty business, Bank Trade Finance and Credit securitisations.

Certain parts of the former Capital Management and Advisory business are now included in the Property & Casualty business segment, including revenues and expenses related to Property & Casualty insurance-linked securities.

The Life & Health segment continues to consist of the following sub-segments: Life traditional, Health traditional and Admin Re.

Certain parts of the former Capital Management and Advisory business are now included in the Life & Health business segment, including variable annuity business.

The Financial Markets business segment consists of the following sub-segments: Credit and Rates, Equities and Alternative Investments and Other.

The Financial Markets business segment includes proprietary returns on the Group's invested fixed income securities, equity securities and alternative investments. Third-party asset management is included in Credit and Rates.

The sub-segment Other includes mark-to-market gains/losses on structured credit products.

Group items include certain costs of corporate centre functions not allocated to the business segments, certain foreign exchange items, interest expenses on operating and financial debt (except for directly allocated interest expenses to the segments) and other items not considered for the performance of the operating segments.

Allocated investment return

With the new segment structure, the allocation of investment results has been revised. Certain investment results, including investment income and realised gains on unit-linked business, with-profit business and reinsurance derivatives are excluded from the performance of the Financial Markets business segment and directly allocated to the Property & Casualty and Life & Health business segments.

Proprietary return reported in Financial Markets is allocated to the Property & Casualty or Life & Health business segments. The allocation is now based on technical reserves and other information, including duration of the underlying liabilities.

The investment result of the Other sub-segment in Financial Markets is not allocated to the Property & Casualty or Life & Health segments.
The "Allocation" column eliminates Financial Markets investment result as well as other revenues and/or expenses directly allocated to either the Property & Casualty or the Life & Health business segments.

Financial Services assets and liabilities

As a consequence of the integration of Financial Services within the Group Structure business segment, Financial Services assets and Financial Services liabilities are no longer disclosed separately in the balance sheet. The respective positions have been incorporated within existing balance sheet line items. The information on the funding business is still available (see note 6).

The following table shows the result of the integration as of 31 December 2006:

As of 31 December 2006 CHF millions	Before change in Group structure	Reclassifications	After change in Group structure
Assets			
Fixed income securities, trading	22622	22040	44662
Equity securities, trading	20828	1674	22502
Policy loans, mortgages and other loans	7058	1016	8074
Short-term investments	9464	293	9757
Other invested assets	4336	6708	11044
Accrued investment income	1782	184	1966
Premiums and other receivables	14726	45	14771
Other assets	5045	392	5437
Financial Services assets – fixed income securities, trading	23714	–23714	0
Other Financial Services assets	8638	–8638	0
Assets not affected by the reclassifications[1]	173087	0	173087
Total assets	**291 300**	**0**	**291 300**
Liabilities			
Short-term debt	1917	7201	9118
Accrued expenses and other liabilities	6470	18407	24877
Long-term debt	7973	6765	14738
Financial Services liabilities – short-term debt	7201	–7201	0
Financial Services liabilities – long-term debt	6765	–6765	0
Other Financial Services liabilities	18407	–18407	0
Liabilities not affected by the reclassifications[1]	211683	0	211683
Total liabilities	**260416**	**0**	**260416**
Total shareholders' equity	**30884**	**0**	**30884**
Total liabilities and shareholders' equity	**291 300**	**0**	**291 300**

[1] Other assets and other liabilities in this overview include all assets and liabilities that are not subject to reclassifications

Trading revenues

Amounts allocated to other invested assets include securities purchased under agreement to resell, derivative financial instruments according to FAS 133, and other investments. Amounts allocated to accrued expenses and other liabilities include repurchase agreements, derivative financial instruments according to FAS 133, securities sold short, and other creditors.

Trading revenues were generated by the trading activities of the Financial Services business segment. Trading revenues have been allocated to the respective line items in the Group's income statement to be consistent with the change in the Group's organisational structure and to reflect the new balance sheet structure.

Trading revenues generated from Financial Services assets and liabilities are reported in net investment income, net realised gains/losses and interest expenses lines depending on the nature of the revenue and/or expense.

For the year ended 31 December 2006 CHF millions	Before change in Group structure	Reclassifications	After change in Group structure
Net investment income	6990	1001	7991
Net realised gains/losses	1948	158	2106
Trading revenues	654	–654	0
Revenues not affected by the reclassifications[2]	30674	0	30674
Total revenues	**40266**	**505**	**40771**
Expenses			
Interest expenses	–521	–505	–1026
Expenses not affected by the reclaassifications[2]	–33889	0	–33889
Total expenses	**–34410**	**–505**	**–34915**
Income before income tax expenses	**5856**	**0**	**5856**
Income tax expenses	–1296	0	–1296
Net income	**4560**	**0**	**4560**

[2] These categories summarise revenues and expenses in the Groups' income statement not affected by the reclassifications

Cash flow statement

In accordance with the changes in the balance sheet and the income statement, the cash flow line items changed. Cash flows originated from financial service assets and liabilities are reallocated according to the origin of the cash flow (operating/investing/financing).

19 Subsequent Event

On 27 February 2008 a putative securities class action complaint was filed in the US District Court for the Southern District of New York against Swiss Re Zurich and various of its executive officers alleging false and misleading statements in connection with the mark-to-market loss, announced on 19 November 2007. The Company intends to vigorously defend against the action.

Report of the Group Auditors

Report of the Group Auditors
to the General Meeting of
Swiss Reinsurance Company
Zurich

As Auditors of the Group, we have audited the consolidated financial statements of the Swiss Re Group for the year ended 31 December 2007 (comprising consolidated balance sheet, income statement, statement of shareholders' equity, statement of comprehensive income, statement of cash flow and notes), set out on pages 129 to 196.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audit in accordance with Swiss Auditing Standards and with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Swiss Re Group, the results of its operations and its cash flows in accordance with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

David JA Law
Auditor in charge

Dawn M Kink

Zurich, 28 February 2008

Annual report
Swiss Reinsurance Company, Zurich

Reinsurance and holding company

Swiss Reinsurance Company, Zurich, performs a dual role within the Swiss Re Group as both a reinsurance company and a holding company. The assessment of the market position, profitability and financial strength of Swiss Re's worldwide organisation must focus primarily on the consolidated financial statements.

The following commentary on the 2007 financial year of the parent company thus complements the review of the financial year of the Swiss Re Group.

Financial year 2007

The after-tax profit for the financial year, based on Swiss Company Law, amounted to CHF 1.7 billion, compared to CHF 2.1 billion in the previous year.

The business year was characterised by a substantially improved reinsurance result, mainly due to the increased business volume and benign losses incurred. The investment result decreased mainly due to higher valuation adjustments on investments.

Reinsurance result

Gross premiums written increased by CHF 3.9 billion to CHF 23.8 billion, benefiting mainly from the acquisition of GE Insurance Solutions in 2006.

Claims and claim adjustment expenses increased, reflecting the extended business volume in general and the losses incurred in Europe and Asia in the first half of the year.

The reduction of acquisition costs reflects the non-recurring impact of the change in the valuation methodology for determining the liabilities for life and health policy benefits in 2006.

Investment result

Investment income remained almost unchanged at CHF 5.4 billion. Investment expenses increased from CHF 2.6 billion in 2006 to CHF 4.2 billion, mainly due to statutory depreciation of CHF 1.5 billion on fixed income and equity securities.

The investment return allocated to reinsurance operations increased due to higher technical provisions and a slight increase in interest rates.

Other income and expenses

The increase in interest income and expenses is due to financing transactions within Swiss Re Group. Furthermore, higher interest expenses reflect the issuance of perpetual subordinated step-up loans in 2007.

Assets

Total assets rose by 14% to CHF 105.1 billion. This increase is mainly reflected in higher invested assets, loans to subsidiaries and affiliated companies and fixed income securities. Within current assets, reinsurance related items increased mainly due to extended business and new contracts on a funds withheld basis.

Liabilities

Liabilities rose by CHF 12.3 billion to CHF 86.1 billion. In 2007, Swiss Reinsurance Company, Zurich, issued perpetual subordinated step-up loan notes in connection with the placement of GBP 500 million and AUD 750 million hybrid capital. In addition, loans to subsidiaries and affiliated companies increased due to intragroup financing transactions. The increase in technical provisions, reflected mainly in higher unpaid claims, was predominantly due to increased business volume.

The equalisation provision for future claims fluctuations and for large and catastrophe losses increased by CHF 300 million to CHF 550 million.

Shareholders' equity

As of 31 December 2006, shareholders' equity amounted to CHF 18.4 billion before allocation of the profit. After the dividend payment of CHF 1 162 million for 2006, the issuance of new shares and the inclusion of the profit for the 2007 financial year, shareholders' equity increased to CHF 19.0 billion at the end of 2007.

Other reserves decreased by CHF 0.3 billion to CHF 15.2 billion in 2007, due to the net result of the increase of the reserve for own shares, the allocation of the profit for the 2006 financial year and the issuance of new shares from options being exercised.

The nominal share capital of the company decreased slightly due to the net effect from the cancellation of 4 505 347 shares, based on a 2007 General Meeting resolution, and 451 724 newly issued shares from the conditional capital in connection with employee participation programmes. As of 31 December 2007, the nominal share capital amounted to CHF 37 million.

Income statement Swiss Reinsurance Company, Zurich

For the years ended 31 December

CHF millions	Notes	2006	2007
Reinsurance	1		
Premiums earned		16083	**18883**
Claims and claim adjustment expenses		–11210	**–13663**
Life and health benefits		1112	**77**
Change in equalisation provision		–250	**–300**
Acquisition costs		–5786	**–3949**
Other reinsurance result		972	**983**
Operating costs		–1379	**–1269**
Allocated investment return		1095	**1326**
Reinsurance result		637	**2088**
Investments	2		
Investment income		5431	**5437**
Investment expenses		–2634	**–4175**
Allocated investment return		–1095	**–1326**
Investment result		1702	**–64**
Other income and expenses			
Other interest income		244	**348**
Other interest expenses		–301	**–524**
Other income		122	**226**
Other expenses		–190	**–129**
Result from other income and expenses		–125	**–79**
Income before tax expense		2214	**1945**
Tax expense		–70	**–248**
Net income		2144	**1697**

The accompanying notes are an integral part of the financial statements.

Balance sheet
Swiss Reinsurance Company, Zurich

As of 31 December

Assets

CHF millions	Notes	2006	2007
Non-current assets			
Investments			
Investment real estate		970	**1098**
Investments in subsidiaries and affiliated companies		17249	**17092**
Loans to subsidiaries and affiliated companies		8859	**13737**
Mortgages and other loans		762	**749**
Equity securities		8956	**7461**
Fixed income securities		19204	**22860**
Short-term investments		1709	**1497**
Assets in derivative financial instruments		562	**1713**
Total investments		58271	**66207**
Tangible assets		871	**772**
Intangible assets		59	**63**
Total non-current assets		59201	**67042**
Current assets			
Premiums and other receivables from reinsurance	3	7295	**9615**
Funds held by ceding companies	3	17698	**20115**
Deferred acquisition costs	3	1103	**1085**
Cash and cash equivalents		2158	**4041**
Other receivables		3134	**1382**
Other assets		677	**590**
Accrued income		955	**1224**
Total current assets		33020	**38052**
Total assets		92221	**105094**

The accompanying notes are an integral part of the financial statements.

Liabilities and shareholders' equity

CHF millions	Notes	2006	2007
Liabilities			
Technical provisions			
Unpaid claims	4	42972	**48469**
Liabilities for life and health policy benefits	4	11459	**11053**
Unearned premiums	4	4248	**4832**
Provisions for profit commissions	4	552	**617**
Equalisation provision	4	250	**550**
Total technical provisions		59481	**65521**
Non-technical provisions			
Provision for taxation		205	**179**
Provision for currency fluctuation		905	**948**
Other provisions		570	**518**
Total non-technical provisions		1680	**1645**
Debt			
Debentures		4319	**5757**
Loans		620	**3060**
Total debt		4939	**8817**
Funds held under reinsurance treaties	4	2574	**2849**
Reinsurance balances payable	4	2851	**3713**
Liabilities from derivative financial instruments		939	**2417**
Other liabilities		1193	**949**
Accrued expenses		155	**202**
Total liabilities		73812	**86113**
Shareholders' equity	5		
Share capital		37	**37**
Reserve for own shares		31	**1297**
Other legal reserves		650	**650**
Other reserves		15539	**15235**
Retained earnings brought forward		8	**65**
Profit for the financial year		2144	**1697**
Total shareholders' equity		18409	**18981**
Total liabilities and shareholders' equity		92221	**105094**

The accompanying notes are an integral part of the financial statements.

Notes
Swiss Reinsurance Company, Zurich

Significant accounting principles

Basis of presentation

The financial statements are prepared in accordance with Swiss Company Law.

Time period

The 2007 financial year comprises the accounting period from 1 January to 31 December 2007.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Swiss francs at year-end exchange rates. Participations are maintained in Swiss francs at historical exchange rates.
Revenues and expenses are translated into Swiss francs at average exchange rates of the year under report.

All exchange rate differences arising from the revaluation of the opening balance sheet, the adjustments from application of year-end or average rates and foreign-exchange transactions are booked via a corresponding provision.

Investments

The following assets are carried at cost, less necessary and legally permissible depreciation:
- Investment real estate
- Investments in subsidiaries and affiliated companies
- Equity securities
- Fixed income securities
- Investments in funds
- Short-term investments
- Assets in derivative financial instruments

These assets are generally not subject to revaluation. The valuation rules prescribed by the Swiss insurance supervisory authority are observed.

Assets in derivative financial instruments include reinsurance contracts or features embedded in reinsurance contracts that fulfil the characteristics of derivative financial instruments.

Short-term investments contain investments with a remaining maturity at the date of acquisition of one year or less, but greater than three months.

Loans to subsidiaries and affiliated companies, mortgages and other loans are carried at nominal value. Value adjustments are recorded where the recovery value is lower than the nominal value.

Tangible assets

Property for own use is valued at the purchase or construction cost less necessary and legally permissible depreciation.

Other tangible assets are carried at cost, less individually scheduled straight-line depreciation over their useful lives. Items of minor value are not capitalised.

Intangible assets

Intangible assets, consisting of capitalised development costs for software for internal use, are stated at cost less straight-line amortisation over the estimated useful lives.

Deferred acquisition costs

Deferred acquisition costs consist principally of commissions and are related to the production of new reinsurance business. Deferred acquisition costs for short duration contracts are amortised in proportion to premiums earned. Deferred acquisition costs for long duration contracts are amortised over the life of the underlying contracts.

Other assets

Other assets include deferred expenses on retroactive reinsurance policies, which are amortised through earnings over the expected claims-paying period.

Other current assets

Other current assets are carried at nominal value in the balance sheet, after deduction of known credit risks if applicable.

Technical provisions

Unpaid claims are based on information provided by clients and own estimates of expected claims experience, which are drawn from empirical statistics. These include provisions for claims incurred but not reported. Unpaid insurance obligations are set aside at the full expected amount of future payment.

Liabilities for life and health policy benefits are determined on the basis of actuarially calculated present values taking experience into account. For external business, liabilities are the greater of cedent-reported information and estimates of own experience drawn from internal studies. With respect to the business ceded by the Company's life and health subsidiaries, a prospective gross premium valuation is applied taking into account expected future cash flows inherent in the reinsurance contract from the valuation date until expiry of the contract obligations. Cash flows include premiums, claims, commissions, investment income and expenses, with a margin added for prudence to reflect the uncertainties of the underlying best estimates. The gross premium valuation approach could result in a negative liability provision, which is typically set to zero.

Accounting principles for life and health business require that no contract is treated as an asset on the balance sheet, with the exception of specific contracts (for example modified coinsurance type of treaties), where an offsetting amount has been paid and is recoverable from the ceding company.

Premiums written relating to future periods are stated as unearned premiums and are normally calculated by statistical methods. The accrual of commissions is determined correspondingly and is reported in the line item deferred acquisition costs.

Provisions for profit commissions are based on contractual agreements with clients and depend on the results of reinsurance treaties.

The equalisation provision is established to achieve a protection of the balance sheet and to break peaks of incurred claims in individual financial years with an exceptionally high claims burden by releasing appropriate amounts from the provision.

The shares of technical provisions pertaining to retroceded business are determined or estimated according to the contractual agreement and the underlying gross business data per treaty.

Non-technical provisions

The provision for taxation contains taxes on the basis of the financial year just ended.

The provision for currency fluctuation comprises all currency differences arising from the revaluation of the opening balance sheet, the adjustments from application of year-end or average rates and foreign-exchange transactions.

Other provisions are determined according to business principles and are based on estimated needs and in accordance with tax regulations.

Debt

Debt is held at redemption value.

Funds held under reinsurance treaties

Funds held under reinsurance treaties mainly contain cash deposits withheld from retrocessionaires, which are stated at redemption value.

Reinsurance balances payable

Reinsurance balances payable are held at redemption value.

Liabilities from derivative financial instruments

Liabilities from derivative financial instruments are generally maintained at the highest commitment amount as per a balance sheet date during the life of the underlying contracts. Premiums received in respect of derivative financial instruments are not realised until expiration or settlement of the contract.

Included in this position are reinsurance contracts or features embedded in reinsurance contracts that fulfil the characteristics of derivative financial instruments. For such contracts, premiums received may be recognised as income prior to contract expiration or settlement in cases, where the recorded commitment has already reached the maximum liability amount potentially payable under the terms of the respective contracts.

Deposit arrangements

Contracts which do not meet risk transfer requirements, defined as transferring a reasonable probability of a significant loss to the reinsurer, are accounted for as deposit arrangements. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest.

Allocated investment return

The allocated investment return contains the calculated interest generated on the investments covering the technical provisions. The interest rate reflects the currency-weighted, five-year average yield on five-year government bonds.

Management expenses

The overall management expenses are allocated to the reinsurance business and the investment business on an imputed basis.

Tax expense

The tax expense relates to the financial year and includes taxes on income and capital as well as indirect taxes. Value-added taxes are included in the respective expense lines in the income statement.

Notes
Swiss Reinsurance Company, Zurich

Additional information on the financial statements

1. Reinsurance result

CHF millions	Gross	Retro	2006 Net	Gross	Retro	2007 Net
Premiums written	19891	–3579	16312	**23788**	**–4106**	**19682**
Change in unearned premiums	–632	403	–229	**–1160**	**361**	**–799**
Premiums earned	19259	–3176	16083	**22628**	**–3745**	**18883**
Claims paid and claim adjustment expenses	–8181	1796	–6385	**–8276**	**1684**	**–6592**
Change in unpaid claims	–4752	–73	–4825	**–7177**	**106**	**–7071**
Claims and claim adjustment expenses	–12933	1723	–11210	**–15453**	**1790**	**–13663**
Life and health benefits	1853	–741	1112	**–271**	**348**	**77**
Change in equalisation provision	–250	–	–250	**–300**	**–**	**–300**
Fixed commissions	–6116	657	–5459	**–4210**	**579**	**–3631**
Profit commissions	–370	43	–327	**–385**	**67**	**–318**
Acquisition costs	–6486	700	–5786	**–4595**	**646**	**–3949**
Other reinsurance income and expenses	150	–69	81	**–7**	**–36**	**–43**
Result from cash deposits	1057	–166	891	**1187**	**–161**	**1026**
Other reinsurance result	1207	–235	972	**1180**	**–197**	**983**
Operating costs			–1379			**–1269**
Allocated investment return			1095			**1326**
Reinsurance result			637			**2088**

2. Investment result

CHF millions	2006	2007
Income from investment real estate	90	**93**
Income from subsidiaries and affiliated companies	2234	**2109**
Income from equity securities	574	**817**
Income from fixed income securities, mortgages and other loans	789	**905**
Income from short-term investments	47	**56**
Income from investment services	66	**88**
Realised gains on sale of investments	1631	**1369**
Investment income	5431	**5437**
Investment management expenses	−195	**−235**
Valuation adjustments on investments	−695	**−2432**
Realised losses on sale of investments	−1744	**−1508**
Investment expenses	−2634	**−4175**
Allocated investment return	−1095	**−1326**
Investment result	1702	**−64**

3. Assets from reinsurance

CHF millions	Gross	Retro	2006 Net	Gross	Retro	2007 Net
Premiums and other receivables from reinsurance	7039	256	7295	**9464**	**151**	**9615**
Funds held by ceding companies	17698	–	17698	**20115**	**–**	**20115**
Deferred acquisition costs	1256	−153	1103	**1367**	**−282**	**1085**
Assets from reinsurance	25993	103	26096	**30946**	**−131**	**30815**

4. Liabilities from reinsurance

			2006			2007
CHF millions	Gross	Retro	Net	Gross	Retro	Net
Unpaid claims	46777	–3805	42972	**52433**	**–3964**	**48469**
Liabilities for life and health policy benefits	12449	–990	11459	**12189**	**–1136**	**11053**
Unearned premiums	5202	–954	4248	**6129**	**–1297**	**4832**
Provisions for profit commissions	565	–13	552	**656**	**–39**	**617**
Equalisation provision	250	–	250	**550**	**–**	**550**
Funds held under reinsurance treaties	–	2574	2574	**403**	**2446**	**2849**
Reinsurance balances payable	1217	1634	2851	**1506**	**2207**	**3713**
Liabilities from reinsurance	66460	–1554	64906	**73866**	**–1783**	**72083**

5. Shareholders' equity

Change in shareholders' equity

CHF millions	2006	2007
Shareholders' equity as of 1 January	12802	**18409**
Dividend paid for the previous year	–776	**–1162**
Capital increase including premium	4239	**37**
Profit for the financial year	2144	**1697**
Shareholders' equity on 31 December before allocation of profit	18409	**18981**
Dividend payment	–1218	**–1387**[1]
Shareholders' equity on 31 December after allocation of profit	17191	**17594**

[1] Board of Directors' proposal to the Annual General Meeting of 18 April 2008, subject to the actual number of shares outstanding and eligible for dividend.

The difference between the proposed dividend payment in the previous year and the actual dividend payment in the year under report is described on page 214.

Sources of shareholders' equity after allocation of profit

CHF millions	2006	2007
From nominal capital	37	**37**
From share premium	10008	**10045**
From profit allocation	6847	**7213**
From other allocations	299	**299**
Shareholders' equity on 31 December after allocation of profit	17191	**17594**

Contingent liabilities

As of 31 December 2007, contingent liabilities, mainly towards Group companies, amounted to CHF 8608 million (2006: CHF 3076 million). In addition, there were 43 unlimited guarantees; 41 of these are for obligations of Group companies. No payments are currently expected under these guarantees.

Leasing contracts

Total off-balance sheet commitments from operating leases for the next five years and thereafter are as follows:

CHF millions	2006	2007
2007	13	**–**
2008	8	**16**
2009	3	**8**
2010	2	**5**
2011	1	**2**
After 2012	–	**12**

These commitments pertain to the non-cancellable contract periods and refer primarily to office and apartment space rented by the company.

In addition, a financial lease of IT hardware is recognised on the balance sheet. The corresponding asset and liability of CHF 13 million (2006: CHF 19 million) are included in tangible assets and other liabilities, respectively.

Security deposits

To secure the technical provisions on the 2007 balance sheet date, securities with a value of CHF 10428 million (2006: CHF 11 286 million) were deposited in favour of ceding companies, of which CHF 5839 million (2006: CHF 6906 million) was to Group companies.

Securities lending

As of 31 December 2007, securities of CHF 5845 million (2006: CHF 5503 million) were lent under securities lending agreements, with the right to be sold or pledged by the borrowing entity. CHF 4154 million (2006: CHF 3362 million) of these was lent to Group companies. The securities which were held and lent by the Swiss Re Institutional Fund, a separate legal entity, are excluded.

Investment funds

Equity securities of CHF 5681 million (2006: CHF 5789 million) and fixed income securities of CHF 5333 million (2006: CHF 4607 million) were held in investment funds, which are fully owned by Swiss Re Group companies and the Swiss Re Pension Fund. The securities in these funds and their revenues are reported in the corresponding asset category.

Fire insurance value of tangible assets

As of 31 December 2007, the insurance value of tangible assets, comprising the real estate portfolio and other tangible assets, amounted to CHF 2508 million (2006: CHF 2364 million).

Obligations towards employee pension funds

Other liabilities include CHF 7 million (2006: CHF 6 million) payable to the employee pension funds.

A provision of CHF 37 million was established as of 31 December 2006 for transitional obligations concerning the change in the pension plan structure from a defined benefit scheme to a defined contribution scheme effective as of 1 January 2007. This provision was fully released in 2007.

Debentures

As of 31 December 2007, the following debentures were outstanding:

Instrument	Issued in	Currency	Nominal in millions	Interest rate	First call in	Book value CHF millions
Subordinated perpetual bond	1999	CHF	600	3.75%	2011	600

Investments in subsidiaries

Details on the Swiss Re Group's subsidiaries are disclosed on pages 186 to 191.

Treasury shares

As of 31 December 2007, the Group held 12 334 212 treasury shares (2006: 287 624). In the year under report, 25 277 897 treasury shares (2006: 2 262 854) were purchased at an average price of CHF 101.41 (2006: CHF 95.21) and 13 231 309 treasury shares (2006: 2 181 679) were sold at an average price of CHF 99.19 (2006: CHF 94.50).

Deposit account

Deposit arrangements generated the following balances, which are included in:

CHF millions	2006	2007
Reinsurance result	31	**–76**
Premiums and other receivables from reinsurance	287	**677**
Funds held by ceding companies	182	**162**
Funds held under reinsurance treaties	–	**403**
Reinsurance balances payable	566	**644**

Claims on and obligations towards Group companies

CHF millions	2006	2007
Premiums and other receivables from reinsurance	2569	**3353**
Funds held by ceding companies	13714	**13830**
Other receivables	2996	**1137**
Funds held under reinsurance treaties	331	**213**
Reinsurance balances payable	1198	**1712**
Loans	345	**2785**
Other liabilities	673	**445**

Conditional capital and authorised capital

As of 31 December 2007, Swiss Reinsurance Company's total conditional capital outstanding amounted to CHF 3 208 316 (2006: CHF 4 649 560). CHF 2 603 928 was reserved for the exercise of conversion rights and warrants granted in connection with bonds and similar instruments and CHF 604 388 for employee participation purposes.

In addition, authorised capital with shareholders' subscription rights amounted to CHF 1 105 337 at the end of 2007.

The Extraordinary General Meeting, held on 27 February 2006, approved the creation of authorised capital of CHF 9 000 000 and an increase of conditional capital by CHF 2 000 000.

As of 31 December 2006, CHF 900 000 was reserved for the exercise of conversion rights and warrants granted in connection with bonds and similar instruments for General Electric Company, that was fully exercised in 2007.

Change in undisclosed reserves

In the year under report, no net undisclosed reserves on investments and on provisions were released (2006: net decrease of CHF 159 million).

Major shareholders

As of 31 December 2007, there were two shareholders with a participation exceeding the 3% threshold of Swiss Reinsurance Company's share capital.

a. Swiss Reinsurance Company, Mythenquai 50/60, 8022 Zurich, Switzerland, held a total of 23 964 732 Swiss Re shares or 6.47% of the share capital. Of these shares, 6 280 930 shares were fully paid in shares held for general corporate purposes, 11 678 802 shares were paid in only at nominal value and reserved for general corporate purposes, and 6 005 000 shares were acquired under the share buy-back programme and subject to cancellation.

b. The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA (Capital Group), announced on 4 December 2007 that they held, through acquisitions by some of their Group companies, in the capacity of investment manager for mutual funds and clients, 19 364 301 registered Swiss Re shares. Capital Group thus has 5.23% of Swiss Reinsurance Company's voting rights, which can be exercised autonomously of the beneficial owners.

After 31 December 2007, and as of 22 February 2008, two additional shareholders held more than 3% of Swiss Reinsurance Company's share capital each.

c. Credit Suisse Group, Paradeplatz 8, 8070 Zurich, Switzerland, notified Swiss Reinsurance Company on 21 February 2008 that, as per 15 February 2008, it held, through acquisitions by a number of its group companies, registered shares, conversion rights, share purchase rights and written share sale rights conferring a total of 3.40% of the voting rights of Swiss Reinsurance Company.

d. Berkshire Hathaway Inc., 3555 Farnam Street, Omaha, NE 68131, USA, notified Swiss Reinsurance Company on 22 January 2008 that, as of the same day, it held through its subsidiary Columbia Insurance Company, 3024 Harney Street, Omaha, NE 68131, USA, 11 250 000 registered shares or 3.03% of the voting rights of Swiss Reinsurance Company.

Personnel information

Swiss Reinsurance Company, Zurich, employed a worldwide staff of 3 802 on the balance sheet date (2006: 3 745). Personnel expenses for the 2007 financial year amounted to CHF 1 009 million (2006: CHF 1 187 million).

In connection with the integration of GE Insurance Solutions, restructuring charges of CHF 59 million were recognised in 2006. As of 31 December 2007, a respective restructuring provision of CHF 4 million (2006: CHF 34 million) remained on the Company's books.

Management compensation

The new disclosure requirements under Swiss Company Law in respect of management compensation to the members of the Board of Directors and of the Executive Committee of Swiss Reinsurance Company, Zurich, as well as to closely related persons, are detailed on pages 172 to 177.

Management fee contribution

In 2007, management expenses of CHF 152 million (2006: CHF 170 million) were recharged to Group companies and reported net under operating costs and investment expenses.

Change of accounting policy for liabilities for life and health policy benefits

The valuation methodology for determining the liabilities for life and health policy benefits was modified in 2006 to ensure consistency of the Company's liabilities and thus to improve accuracy and comparability of valuations among different lines. The transition impact of CHF 92 million is included in the 2006 income statement.

Life and health application landscape alignment

In 2007, the Company implemented a new system for technical accounting and financial reporting of life and health business, which is aligned to the existing application landscape of the property and casualty segment. Consequently, the disclosure of estimates in the balance sheet has changed.

In the previous years, estimates of written premiums, claims and commissions were reported net under receivables from reinsurance or reinsurance balances payable. As of 2007, estimates for expected claims and profit commissions are reported under provisions for claims incurred but not reported and provisions for profit commissions respectively. This led to an increase of unpaid claims by CHF 734 million, of provisions for profit commissions by CHF 105 million, and to a corresponding increase in the sum of receivables from reinsurance and reinsurance balances payable of CHF 839 million. Estimates for written premiums and fixed commissions accounted continue to be reported under receivables from reinsurance or reinsurance balances payable.

The modification of estimation models and assumptions resulted in no material transition impact. No restatement of previously reported 2006 figures is made.

6 Subsequent Event

On 27 February 2008 a putative securities class action complaint was filed in the US District Court for the Southern District of New York against Swiss Re Zurich and various of its executive officers alleging false and misleading statements in connection with the mark-to-market loss, announced on 19 November 2007. The Company intends to vigorously defend against the action.

Proposal for allocation of profit

The Annual General Meeting, to be held in Zurich on 18 April 2008, has at its disposal the following profit:

in CHF	2006	2007
Retained earnings brought forward from the previous year	7895490	**64760537**
Profit for the financial year	2144273601	**1697024261**
Disposable profit	2152169091	**1761784798**

Share structure	Number of registered shares	Nominal capital in CHF
For the financial year 2007:		
– eligible for dividend	346665966	**34666596**
– not eligible for dividend	23720789	**2372079**
Total shares issued	370386755	**37038675**

The Board of Directors proposes to the Annual General Meeting to allocate this profit as follows:

in CHF	2006	2007
Dividend	1162408554[1]	**1386663864[2]**
Allocation to other reserves	925000000	**370000000**
Balance carried forward	64760537[1]	**5120934**
Disposable profit	2152169091	**1761784798**

[1] The number of registered shares eligible for dividend at the dividend payment date decreased since the proposal for allocation of profit, dated 1 March 2007, due to the net effect from the share buy-back of General Electric 16650478 shares and the issuance of 279 119 new registered shares from options being exercised. This resulted in a lower dividend of CHF 55662625 compared to the Board of Directors' proposal, and in higher retained earnings brought forward from the previous year by the same amount.

[2] Board of Directors' proposal to the Annual General Meeting of 18 April 2008, subject to the actual number of shares outstanding and eligible for dividend.

Dividend

If the Board of Directors' proposal for allocation of profit is accepted, a dividend of CHF 4.00 per share will be paid.

After deduction of Federal Withholding Tax of 35%, the dividend will be paid from 23 April 2008 by means of dividend order to shareholders recorded in the Share Register or to their deposit banks.

Zurich, 28 February 2008

Report of the Statutory Auditors

To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As Statutory Auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes/pages 201 to 213) of Swiss Reinsurance Company for the year ended 31 December 2007.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Association.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

David JA Law
Auditor in charge

Dawn M Kink

Zurich, 28 February 2008

Financial years 1998–2007

CHF millions	1998[1]	1999[1]	2000[1]	2001[1]	2002[1]	2003[1]	2004[1]	2005	2006[2]	**2007**
Income statement										
Revenues										
Premiums earned	16727	18051	22081	25219	29058	30740	29439	26891	29515	**31664**
Fee income								881	879	**955**
Net investment income	3131	3846	4802	5765	5494	4606	4857	6137	7991	**10692**
Net realised investment gains/losses	2509	3588	4275	2665	–730	376	1116	3474	2106	**–739**
Trading revenues					228	472	438	346		
Other revenues	286	246	395	455	365	236	243	283	280	**302**
Total revenues	22653	25731	31553	34104	34415	36430	36093	38012	40771	**42874**
Expenses										
Claims and claim adjustment expenses	–8514	–9333	–12153	–16266	–14485	–14898	–13853	–14758	–11799	**–12065**
Life and health benefits	–4881	–6200	–7478	–8532	–10084	–9085	–9331	–8668	–9594	**–11112**
Interest credited to policyholders								–3019	–2827	**–2120**
Acquisition costs	–3661	–3973	–4883	–5658	–6220	–6854	–6325	–5927	–6079	**–6499**
Amortisation of goodwill	–91	–211	–310	–368	–350	–315	–277			
Other operating costs and expenses	–2698	–2785	–3074	–3384	–3240	–2942	–2940	–3081	–4616	**–5891**
Total expenses	–19845	–22502	–27898	–34208	–34379	–34094	–32726	–35453	–34915	**–37687**
Income/loss before income tax expense	2808	3229	3655	–104	36	2336	3367	2559	5856	**5187**
Income tax expense	–647	–783	–689	–61	–127	–634	–892	–255	–1296	**–1025**
Net income/loss on ordinary activities	2161	2446	2966	–165	–91	1702	2475	2304	4560	**4162**
Extraordinary income		450								
Extraordinary charges		–450								
Net income/loss	2161	2446	2966	–165	–91	1702	2475	2304	4560	**4162**
Balance sheet										
Assets										
Investments	69589	85684	89584	95888	86728	90653	108023	130601	204238	**227812**
Other assets	38748	44516	53056	74342	75129	79045	76417	90698	87062	**79475**
Total assets	108337	130200	142640	170230	161857	169698	184440	221299	291300	**307287**
Liabilities										
Unpaid claims and claim adjustment expenses	45866	54072	59600	68618	62652	63474	61619	71759	95011	**88528**
Liabilities for life and health policy benefits	15143	23279	29300	41370	37269	37244	43239	31081	44899	**50026**
Unearned premiums	3174	4251	6131	6399	6754	6457	5748	6563	8025	**7722**
Other liabilities	19142	18819	19764	24200	32833	39205	49361	81651	97743	**105807**
Long-term debt	5049	4947	5058	7045	5663	4807	5296	5852	14738	**23337**
Total liabilities	88374	105368	119853	147632	145171	151187	165263	196906	260416	**275420**
Shareholders' equity	19963	24832	22787	22598	16686	18511	19177	24393	30884	**31867**
Earnings/losses per share in CHF	7.35*	8.55*	10.39*	–0.57	–0.29	5.48	8.00	7.44	13.49	**11.95**

* Adjusted by 20-for-1 share split
[1] Numbers are based on the Group's previous accounting standards
[2] Trading revenues are included in net investment income; long-term debt also includes debt positions from Financial Markets

Cautionary note on forward-looking statements

Certain statements and illustrations contained herein are forward-looking. These statements and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- changes in global economic conditions and the risk of a global economic downturn;
- direct and indirect impact of continuing deterioration in the credit markets, and further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures and of monoline insurance companies;
- the occurrence of other unanticipated market developments or trends;
- the ability to maintain sufficient liquidity and access to capital markets;
- the cyclicality of the reinsurance industry;
- uncertainties in estimating reserves;
- the effect of market conditions, including the global equity and credit markets, and the level and volatility of equity prices, interest rates, currency values and other market indices;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients and other counterparties, such as bankruptcies, liquidations and other credit-related events;
- risks associated with implementing our business strategies;
- the impact of current, pending and future legislation, regulation and regulatory and legal actions;
- the impact of significant investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transactions, including, in the case of acquisitions, issues arising in connection with integrating acquired operations;
- changing levels of competition; and
- operational factors, including the efficacy of risk management and other internal procedures in managing the foregoing risks.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Accident insurance
Insurance of individuals or groups against economic risks in the event of death or temporary or permanent disability by accident. A branch of casualty insurance.

Accumulation risk
Risk that arises when a large number of individual risks are correlated such that a single event will affect many or all of these risks.

Acquisition costs
That portion of an insurance premium which represents the cost of obtaining the insurance business: it includes the intermediaries' commission, the company's sales expense and other related expenses.

Admin Re®
Acceptance of a closed block of in-force life and health insurance business either through acquisition or reinsurance, typically assuming the responsibility to administer the underlying policies. Admin Re® can also extend to the acquisition of an entire life insurance company.

Asset-backed securities
Securities backed by notes or receivables against assets such as auto loans, credit cards, royalties, student loans and insurance.

Asset-liability management (ALM)
Management of a business in a way that coordinates decisions on assets and liabilities. Specifically, the ongoing process of formulating, implementing, monitoring and revising strategies related to assets and liabilities in an attempt to achieve financial objectives for a given set of risk tolerances and constraints.

Aviation insurance
Insurance of accident and liability risks, as well as hull damage, connected with the operation of aircraft.

Business interruption
Insurance covering the loss of earnings resulting from, and occurring after, destruction of property; also known as "loss of profits" or "business income protection insurance".

Capacity
Maximum amount of risk that can be accepted in insurance. Capacity also refers to the amount of insurance coverage allocated to a particular policyholder or in the marketplace in general.

Casualty insurance
Branch of insurance – mainly comprising accident and liability business – which is separate from property, engineering and life insurance.

Catastrophe bonds
Risk-based securities that allow (re)insurance companies to transfer peak insurance risks, including natural catastrophes, to institutional investors in the form of bonds. Catastrophe bonds help to spread peak exposures (see insurance-linked securities).

Cession
Insurance that is reinsured: the passing of the insurer's risks to the reinsurer against payment of a premium. The insurer is referred to as the ceding company or cedent.

Claim
Demand by an insured for indemnity under an insurance contract.

Claims handling
Activities in connection with the investigation, settlement and payment of claims from the time of their occurrence until settlement.

Claims incurred and claim adjustment expenses All claims payments plus the adjustment in the outstanding claims provision of a business year and claim adjustment expenses.

Claims ratio Sum of claims paid, change in the provisions for unpaid claims and claim adjustment expenses in relation to premiums earned.

Coinsurance Arrangement by which a number of insurers and/or reinsurers share a risk.

Combined ratio Combination of the non-life claims ratio and the expense ratio.

Commission Remuneration paid by the insurer to its agents, brokers or intermediaries, or by the reinsurer to the insurer, for costs in connection with the acquisition and administration of insurance business.

Commutation Transaction in which policyholders or insurers surrender all rights and are relieved from all obligations under an insurance or reinsurance contract in exchange for a single current payment.

Cover Insurance and reinsurance protection based on a contractual agreement.

Credit insurance Insurance against financial losses sustained through the failure, for commercial reasons, of policyholders' clients to pay for goods or services supplied to them.

Directors' and officers' liability insurance (D&O) Liability insurance for directors and officers of an entity, providing cover for their personal legal liability towards shareholders, creditors, employees and others arising from wrongful acts such as errors and omissions.

Disability insurance Insurance against the incapacity to exercise a profession as a result of sickness or other infirmity.

Expense ratio Sum of acquisition costs and other operating costs and expenses, in relation to premiums earned.

Guaranteed minimum death benefit (GMDB) A feature of variable annuity business. The benefit is a predetermined minimum amount that the beneficiary will receive upon the death of the insured.

Health insurance Generic term applying to all types of insurance indemnifying or reimbursing for losses caused by bodily injury or sickness or for expenses of medical treatment necessitated by sickness or accidental bodily injury.

Incurred but not reported (IBNR) Provision for claims incurred but not reported by the balance sheet date. In other words, it is anticipated that an event will affect a number of policies, although no claims have been made so far, and is therefore likely to result in liability for the insurer.

Industry loss warranties (ILW) Index-linked catastrophe contracts with a dual trigger that require a minimum industry loss to occur before the coverage responds to the individual company loss.

Impairment charge Adjustment in the accounting value of an asset.

Insurance-linked securities (ILS)
Bonds for which the payment of interest and/or principal depends on the occurrence or severity of an insurance event. The underlying risk of the bond is a peak or volume insurance risk.

Layer
Section of cover in a non-proportional reinsurance programme in which total coverage is divided into a number of consecutive layers starting at the retention or attachment point of the ceding company up to the maximum limit of indemnity. Individual layers may be placed with different (re)insurers.

Liability insurance
Insurance for damages that a policyholder is obliged to pay because of bodily injury or property damage caused to another person or entity based on negligence, strict liability or contractual liability.

Life insurance
Insurance that provides for the payment of a sum of money upon the death of the insured. In addition, life insurance can be used as a means of investment or saving.

Marine insurance
Line of insurance which includes coverage for property in transit (cargo), means of transportation (except aircraft and motor vehicles), offshore installations and valuables, as well as liabilities associated with marine risks and professions.

Mandatory convertible bond
Bond that has a compulsory conversion or redemption feature. Either on or before a contractual conversion date, the holder must convert the mandatory convertible into the underlying stock.

Motor insurance
Line of insurance which offers coverage for property, accident and liability losses involving motor vehicles.

Net reinsurance assets
Receivables related to deposit accounting contracts (contracts which do not meet risk transfer requirements) less payables related to deposit contracts.

Non-life insurance
All classes of insurance business excluding life insurance.

Non-proportional reinsurance
Form of reinsurance in which coverage is not in direct proportion to the original insurer's loss: instead the reinsurer is liable for a specified amount which exceeds the insurer's retention; also known as "excess of loss reinsurance".

Nuclear energy insurance
Property and liability insurance for atomic reactors, power stations or any other plant related to the production of atomic energy or its incidental processes.

Operating revenues
Premiums earned plus net investment income plus other revenues.

Operational risk
Risk arising from failure of operational processes, internal procedures and controls leading to financial loss.

Premium
The payment, or one of the periodical payments, a policyholder agrees to make for an insurance policy.

Premiums earned — Premiums an insurance company has recorded as revenues during a specific accounting period.

Premiums written — Premiums for all policies sold during a specific accounting period.

Product liability insurance — Insurance covering the liability of the manufacturer or supplier of goods for damage caused by their products.

Professional indemnity insurance — Liability insurance cover which protects professional specialists such as physicians, architects, engineers, lawyers, accountants and others against third-party claims arising from activities in their professional field; policies and conditions vary according to profession.

Property insurance — Collective term for fire and business interruption insurance as well as burglary, fidelity guarantee and allied lines.

Proportional reinsurance — Form of reinsurance in which the premiums and claims of the insurer are shared proportionally by the insurer and reinsurer.

Present value of future profits (PVFP) — Intangible asset primarily arising from the purchase of life and health insurance companies or portfolios.

Quota-share reinsurance — Form of proportional reinsurance in which a defined percentage of all risks held by the insurer in a specific line is reinsured.

Reinsurance — Insurance which lowers the risk carried by primary insurance companies. Reinsurance includes various forms such as facultative, financial, non-proportional, proportional, quota-share, surplus and treaty reinsurance.

Reserves — Amount required to be carried as a liability in the financial statements of an insurer or reinsurer to provide for future commitments under outstanding policies and contracts.

Retention — Amount of risk which the policyholder or insurer does not insure or reinsure but keeps for its own account.

Retrocession — Amount of the risk accepted by the reinsurer which is then passed on to other reinsurance companies.

Return on equity — Net income as a percentage of time-weighted shareholders' equity.

Return on investments — Investment result as a percentage of average invested assets. Invested assets include investments, funds held by ceding companies, net cash equivalents and net reinsurance assets. Average invested assets are calculated as opening balance plus one half of the net asset turnover.

Return on operating revenues — Life and health business operating result (operating income excluding non-participating realised gains and losses) as a percentage of operating revenue (premiums earned, net investment income and participating realised gains and losses) plus other revenues.

Return on total revenues The financial services operating result (operating revenues less the sum of acquisition costs, claims and claim adjustment expenses and operating costs) as a percentage of operating revenues (premiums earned and net investment income plus trading revenues and fees and commissions).

Risk Condition in which there is a possibility of loss; also used by insurance practitioners to indicate the property insured or the peril insured against.

Risk management Management tool for the comprehensive identification and assessment of risks based on knowledge and experience in the fields of natural sciences, technology, economics and statistics.

Securitisation Financial transaction, in which future cash flows from assets (or insurable risks) are pooled, converted into tradable securities and transferred to capital market investors. The assets are commonly sold to a special-purpose entity, which purchases them with cash raised through the issuance of beneficial interests (usually debt instruments) to third-party investors.

Solvency II Initiative launched by the European Commission to revise current EU insurance solvency rules. Solvency II focuses on capital requirements, risk modelling, prudential rules, supervisory control, market discipline and disclosure.

Stop-loss reinsurance Form of reinsurance that protects the ceding insurer against an aggregate amount of claims over a period, in excess of either a stated amount or a specified percentage of estimated benefit costs. An example of this is employer stop loss (ESL) coverage, which is used by US companies to cap losses on self-funded group health benefit programmes. The stop-loss can apply to specific conditions or aggregate losses.

Surety insurance Sureties and guarantees issued to third parties for the fulfilment of contractual liabilities.

Surplus reinsurance Form of proportional reinsurance in which risks are reinsured above a specified amount.

Tail VaR See "Value at risk".

Treaty reinsurance Participation of the reinsurer in certain sections of the insurer's business as agreed by treaty, as opposed to single risks.

Underwriting result Premiums earned less the sum of claims paid, change in the provision for unpaid claims and claim adjustment expenses and expenses (acquisition costs and other operating costs and expenses).

US GAAP United States Generally Accepted Accounting Principles are the accounting rules, as issued by the Financial Accounting Standards Board (FASB), its predecessors and other bodies, used to prepare financial statements for publicly traded companies in the United States.

Value at risk (VaR)

Maximum possible loss in market value of an asset portfolio within a given time span and at a given confidence level. 99% VaR measures the level of loss likely to be exceeded in only one year out of a hundred, while 99.5% VaR measures the loss likely to be exceeded in only one year out of two hundred. 99% Tail VaR estimates the average annual loss likely to occur with a frequency of less than once in one hundred years.

Some of the terms included in the glossary are explained in more detail in note 1 to the Group financial statements.

Swiss Re uses some of the term definitions provided by the glossary of the International Association of Insurance Supervisors (IAIS). For additional insurance terms, see Swiss Re's online glossary of technical terms at www.swissre.com

Managing Directors

The following persons were Managing Directors of Swiss Re as of 26 February 2008.

A
Albert, Luc
Anderson, William
Andrews, Kathleen
Antal, Peter
Arbenz, Peter
Arnold, Neal
Attey, John

B
Badanes, Alan
Bächler, Beat
Bassi, David
Baxter, David Jonathan
Baxter, John
Beacock, Alan
Bebié, Marcel
Beck, Nikolaj
Bernegger, Stefan
Besdziek, Norbert
Besner, Rejean
Bieri, Christian
Bisping, Martin
Bitzer, Christoph
Blasberg, Walter
Bousfield, Clare
Bovair, Vesta
Brohm, Axel
Buckingham, Brenda
Buckle, Tony
Buff, Herbert
Burgess, Nicola
Burns, Gay
Bütikofer, Peter

C
Cameron, David Thomas
Carroll, Timothy J.
Chatagny, Jean-Michel
Choka, Theresa
Cliff, John
Cobben, Jos
Connolly, Llewellyn
Conti, Benedetto
Correnti, Salvatore

D
Datoo, Fazli
Dietlmaier, Peter
Dishart, Stephen
Donnell, William

E
Eckert, Raymond
Emblin, Peter
Engler, Walter
Eudy, Dan
Eugster, Markus A.
Eves, Michael

F
Flunger, Rudolf
Flury, Benno
Frazer, William
Froehlich, Theresa
Fürer, Guido

G
Ganzoni, Gian Paul
Gavlin, James
Geiger, Hermann
Gentile, Giovanni
Giambo, Robert
Gisin, Sandra
Gocksch, Andreas
Goda, Takashi
Gomez, David
Gott, David W.
Gujer, Peter E.

H
Hahn, Franz-Josef
Halter, Adrian
Hammesfahr, Robert W.
Hansen, Matthew
Haynes, Frederick
Heck, Jürgen
Heiser, Glenn
Held, Eduard
Henchoz, Jean-Jacques
Herzog, Christian
Hess, Jürg
Hess, Thomas
Hess, Todd
Hett, Annabelle
Higginbotham, Russell
Hill, Anthony
Hodkinson, Bruce
Hohl, Andreas
Holliday, Susan
Horber, Felix
Howe, Robert William
Huber, Paul Philip
Huber, Thomas
Huff, John
Hux, Ivo
Hyatte, Thomas

K
Kärle, Adrian
Kälin, Oskar
Kapur, Rishi
Kaufmann, Manfred
Kaufmann, Marcel
Kehl, Guido
Kelner, Steven
Kinnaird, Donna
Kirr, Martin
Kleiner, Hans Ulrich
Kleiterp, Fred
Koch, Luigi
Koch Medina, Pablo
Kräuchi, Markus

L
Léger, Thierry
Lipowsky, Ursula
Lippe-Holst, Gabriela
Locher, Christoph
Lörtscher, Thomas
Luning, Thomas
Lüthi, Beat
Lyons, Michael Patrick

M
Mailloux, Patrick
Mann, Judy
Marley, Trevor
Martinsohn, Udo
Maureder, Kurt
McKechnie, Christopher
Mckie, Alison
Meeusen, Paul
Mehn, Hans A.
Menn, Christoph
Menzinger, Ivo
Meyer, Seth
Mitchell, Michael J.
Moore, William
Muldoon, Ann Mary
Müller, Martin
Murphy, William
Murray, Paul
Murray, Richard

N
Neubert, Manfred
Newall, Peter N.
Nicholls, Hazel
Nidds, Gary
Niederer, Alan
Nordquist, Randy
Nussbaum, Urs

O
Olgiati, Giovanni
O'Neill, Frank
O'Sullivan, David Gerard
Ozizmir, Danyal

P
Peduto, Robert
Peters, Ronald
Petrilli, Robert
Plunkett, Jayne

R
Raaflaub, Patrick
Ratcliffe, Robert
Regazzoni, Philippe
Reichelt, Frank
Remy, Uwe Eberhard
Richards, Jason Marc David
Richardson, David
Romano, James
Ronan, Frank
Rotman, Jason
Rushton-Turner, Martin

S
Sakai, Atsuhito
Schaad, Werner
Scherer, Tom
Schläpfer, Werner
Schmid, Edouard
Schmid, Markus
Schmidt, Peter
Schnidrig, Thomas
Schraft, Andreas
Schurdak, John
Scott, Gordon Waddell
Scott, Keith
Sega, Richard
Skinner, James
Solari, Antonio
Solitro, Robert
Sonlin, Stephen
Spieler, Adrian
Splitt, Andrea
Starbuck, Robert
Steele, Gregory
Steiger, Jürg
Steifen, William
Steinmann, Sylvia
Stellwagen, Donald
Sterneck, Robin
Stewart, Kenneth
Strebel, Beat Markus
Stutz, Felix
Swallow, Mark
Sydenham, Peter Barrie

T
Thomas, Daniela
Thomsen, Torben
Thornton, Craig James
Triantafilidis, Steve
Tröber, Serge
Trüb, Jürg
Turra, René

V
Van Eeden, Loraine
Vetter, Daniel

W
Wahrenberger, Daniel
Weber, Andreas
Weber, Matthias
Weihs, Christopher
Wiest, Robert
Wild, Walter
Witting, Thomas
Wyatt, Robyn

Y
Yates, Jonathan James
Yeung, Clarence

Z
Zahnd, Craig
Zank, Günther
Zaugg, Bernhard
Zen-Ruffinen, Dominique
Zingg, Martin
Zutter, Peter
Zwyssig, Markus

2007 awards

Swiss Re received a broad range of awards in 2007. They are a confirmation of the Group's best-in-class customer service as well as its ambition to develop innovative solutions for clients.

Reactions Global Awards



- Best global reinsurance company
- Best global reinsurance company for casualty/liability
- Best global reinsurance company for life
- Reinsurance CEO of the year (Jacques Aigrain)

"The Reactions Awards are designed to recognise and reward the corporate and individual achievers of the insurance and reinsurance markets. Each year we poll our readers to hear from them which firms, deals and initiatives as well as industry figures are performing a cut above the rest." (Reactions magazine, July / August 2007)

Reinsurance Readers' Awards


reinsurance
07

- Reinsurer of the year
- Life reinsurer of the year

"Praise was heaped on Switzerland's finest ... with readers commenting on the company's innovation, wide-ranging products and professional, market-leading approach. (...) Swiss Re's sheer size and focus on clients' needs were taken into account by our readers." (reinsurance, December 2007 / January 2008)

The Review Worldwide Reinsurance Awards


2007
Review

- Reinsurer of the year
- Life reinsurance company of the year

"The fact that Swiss Re has carried off two of the major accolades at this year's Worldwide Reinsurance Awards is testimony to its excellent performance during the past 12 months. (...) Swiss Re has contributed more than anyone else in product development."

"For the second year running the world's largest reinsurer has been awarded the accolade of being the best life player in the secondary market. (...) Swiss Re continues to think completely differently about life reinsurance business compared to everyone else. (...) They are simply streets ahead when it comes to innovation." (The Review, September 2007)

Risk Awards


Risk
Awards
07

- Insurance risk manager of the year

"Swiss Re has revolutionised risk transference in the reinsurance industry. Over the past 12 months, the Zurich-based reinsurer has offloaded risks linked to life span, multi-peril, wind, earthquake and credit exposure worth a whopping $7 billion." (Risk, January 2007)

Asia Insurance Industry Awards



- Life reinsurer of the year

"This year saw Swiss Re celebrate its 51st year of physical presence in Asia-Pacific. (...) The company continued to demonstrate its in-depth knowledge of market needs. (...) When it comes to innovation, leadership and education in the life reinsurance sector, the Swiss reinsurer once again leads the field." (Asia Insurance Review, November 2007)

Energy Risk Awards


energy risk
awards 2007

- Weather house of the year

"The environmental and commodity markets arm of global reinsurer Swiss Re is the deserving recipient of the 2007 award for weather house of the year. (...) Swiss Re has consistently delivered innovative, client-focused solutions. Swiss Re's team claims a 30% share of the weather derivatives over-the-counter business, based on PricewaterhouseCoopers' annual weather market survey, but it was the scope of the firm's product offering that convinced the panel." (Energy Risk magazine, May 2007)

Euromoney's Borrower Awards

EUROMONEY

- Best insurance borrower

"In a little over a year, as part of a multi-billion dollar acquisition financing package, the reinsurer conducted four hybrid benchmarks in textbook fashion. Furthermore, it reopened the US hybrid market, for which it deserves kudos as it was considered a brave move by market participants at the time." (Euromoney, June 2007)

Kangaroo deal of the year


2007

- Kangaroo deal of the year

Swiss Re was recognised for its inaugural hybrid issue due to "a measured build-up to a debut deal involving roadshowing ... and a willingness to listen and respond to investor input."

"Swiss Re's transaction stood out for its A$750 million (US$659 million) size and the speed with which it was completed following roadshow ..." (KangaNews, December 2007 / January 2008; February 2008)

Lipper Fund Awards



- Best fund over the past five years

Lipper commended the Swiss Re Capital Fund with its "Best Fund over the past Five Years" award in the category "Mixed Asset CHF Balanced" for its consistently good performance.

CNBC


BUSINESS

- Top 50 low carbon pioneers

"Swiss Re views global warming as a fiduciary risk. It has been very instrumental in raising public awareness through the Swiss Re Centre for Global Dialogue in Rüschlikon, and through the global TV documentary The Great Warming. The brand's image has benefited." (CNBC, January 2007)

Business contact information

Swiss Re maintains more than 75 office locations in over 25 countries. For a full list of office locations and service offerings, please visit our website at: www.swissre.com

Head Office
Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland
Telephone +41 43 285 2121

Investor Relations
Susan Holliday
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Media Relations
Simone Lauper
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Americas

Armonk
175 King Street
Armonk, New York 10504
Telephone +1 914 828 8000

Bogotá
Carrera 7 No 71-21, Torre B, Piso 15
Bogotá, D C
Telephone +57 1 313 6000

Calabasas
26050 Mureau Road
Calabasas, CA 91302
Telephone +1 818 878 9500

Mexico City
Insurgentes Sur 1898, Piso 8
Torre Siglum
Colonia Florida
México, D F. 01030
Telephone +52 55 5322 8400

New York
55 East 52nd Street
New York, NY 10055
Telephone +1 212 317 5400

São Paulo
Alameda Santos, 1940 - 10° andar
CEP 01418-200
São Paulo SP
Telephone +55 11 3371 6570

Toronto
150 King Street West
Toronto, Ontario M5H 1J9
Telephone +1 416 408 0272

Europe (incl. Middle East and Africa)

Johannesburg
24 Fricker Road
Illovo Corner
Illovo, 2196
Johannesburg/Gauteng
Telephone +27 11 502 5000

London
30 St Mary Axe
London
EC3A 8EP
Telephone +44 20 7933 3000

Luxembourg
2a, rue Albert Borschette
1246 Luxembourg
Telephone +352 26 12 16

Madrid
Paseo de la Castellana, 95 planta 18
Edificio Torre Europa
28046 Madrid
Telephone +34 91 598 1726

Munich
Dieselstraße 11
85774 Unterföhring bei München
Telephone +49 89 3844-0

Paris
7, rue de Logelbach
75847 Paris Cedex 17
Telephone +33 1 43 18 30 00

Zurich
Mythenquai 50/60
8022 Zurich
Telephone +41 43 285 2121

Asia

Beijing
23rd Floor, East Tower, Twin Towers,
No B12, Jian Guo Men Wai Avenue
Chao Yang District
Beijing 100022
Telephone +86 10 6563 8888

Hong Kong
61/F Central Plaza
18 Harbour Road
G.P.O. Box 2221
Wanchai, HK
Telephone +852 2827 4345

Mumbai
9th floor, Essar House
11 K Khadye Marg
Mahalaxmi
Mumbai 400 034
Telephone +91 22 6661 2121

Singapore
1 Raffles Place
OUB Centre
Singapore 048616
Telephone +65 6532 2161

Sydney
Level 29, 363 George Street
Sydney NSW 2000
Telephone +61 2 8295 9500

Tokyo
Otemachi First Square 9F
5-1 Otemachi 1 chome
Chiyoda-ku
Tokyo 100-0004
Telephone +81 3 3272 287

Corporate calendar

31 March 2008
EVM teach-in

18 April 2008
144th Annual General Meeting

6 May 2008
First quarter results and 2007 EVM

5 August 2008
Second quarter results

25 September 2008
Investors' Day

4 November 2008
Third quarter results

19 February 2009
2008 annual results

Title:
2007 Annual Report
Advancing Performance

Design:
Addison Corporate Marketing, London

Photographs:
Marc Wetli (cover, inside cover, pp 2, 14, 15, 31, 34 – 41, 88)
David Ausserhofer (p 6)
Swiss Re (p 6)
Stefan Baumgartner (p 6)
Markus Bühler (p 15)
Willy Spiller (p 15)
Stefan Walter (p 15)

Printing:
NZZ Fretz AG, Schlieren


Mixed Sources
FSC

This report is printed on sustainably produced paper. The wood used comes from forests certified to 100 per cent by the Forest Stewardship Council (FSC).

Original version in English

The 2007 Annual Report is also available in German and French.

The web version of the 2007 Annual Report is available at: www.swissre.com/annualreport

Order no 1490793_08_en

CCHCC, 3/08, 14 000 en

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